82- SUBMISSIONS FACING SHEET

Follow-Up Materials



02031234

REGISTRANT'S NAME Dah Sing Financial Group

*CURRENT ADDRESS ______

**FORMER NAME ______

PROCESSED
APR 25 2002
THOMSON FINANCIAL

**NEW ADDRESS ______

FILE NO. 82- 4272 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 4/15/02



大新金融集團



ANNUAL REPORT 2001

二零零一年年報

目錄 Contents

大新金融集團有限公司 Dah Sing Financial Holdings Limited

財政狀況概要	2	Financial Summary
組織摘要	4	Corporate Information
董事及高層管理人員簡介	6	Directors' and Senior Management's Profile
主席報告書	11	Chairman's Statement
業務回顧	15	Review of Operations
董事會報告書	25	Report of the Directors
綜合損益結算表	31	Consolidated Profit and Loss Account
綜合資產負債表	32	Consolidated Balance Sheet
資產負債表	33	Balance Sheet
綜合現金流量結算表	34	Consolidated Cash Flow Statement
綜合已確認損益報表	35	Consolidated Statement of Recognised Gains and Losses
賬目附註	36	Notes to the Accounts
補充財務資料	85	Supplementary Financial Information
核數師報告書	98	Auditors' Report
股東週年大會通告	171	Notice of Annual General Meeting

大新銀行有限公司 Dah Sing Bank, Limited

董事會及組織摘要	99	Directors and Corporate Information
分行分佈表	100	List of Branches
董事會報告書	103	Report of the Directors
綜合損益結算表	107	Consolidated Profit and Loss Account
綜合資產負債表	108	Consolidated Balance Sheet
資產負債表	109	Balance Sheet
綜合現金流量結算表	110	Consolidated Cash Flow Statement
綜合已確認損益報表	111	Consolidated Statement of Recognised Gains and Losses
賬目附註	112	Notes to the Accounts
補充財務資料	155	Supplementary Financial Information
核數師報告書	170	Auditors' Report

財政狀況概要
Financial Summary

以百萬港元位列示 *HK$ Million*		1997	1998	1999	2000	**2001**
股東權益	Shareholders' funds	3,960	3,680	4,099	4,824	**5,417**
借貸資本	Loan capital	–	–	–	–	**975**
客戶存款	Customers' deposits	28,400	28,855	32,607	31,385	**33,031**
已發行存款證	Certificates of deposit issued	5,827	5,039	4,457	6,095	**5,652**
存款總額	Total deposits	34,227	33,894	37,064	37,480	**38,683**
客戶貸款減準備	Advances to customers less provisions	27,054	24,354	26,761	28,997	**28,703**
資產總值	Total assets	42,012	40,025	44,394	49,702	**54,432**
股東應佔溢利	Profit attributable to shareholders	657	252	587	810	**868**
全年股息分派	Total dividend distribution	274	146	199	266	**276**

以港元位列示 *HK$*		1997	1998	1999	2000	**2001**
基本每股盈利	Basic earnings per share	2.72	1.04	2.40	3.29	**3.52**
攤薄每股盈利	Diluted earnings per share	2.72	1.04	2.39	3.29	**3.52**
每股股息	Dividend per share	1.13	0.60	0.81	1.08	**1.12**

以百分比列示 *Percentage %*		1997	1998	1999	2000	**2001**
股東資金回報	Return on shareholders' funds	18.1	6.6	15.1	17.9	**17.0**
資產總值回報	Return on total assets	1.6	0.6	1.4	1.7	**1.7**
貸款對存款比率	Loan to deposit ratio	79.0	71.9	72.2	77.4	**74.2**

貸款 / 存款總額
Total advances / Total deposits



%
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
100
90
80
70
60
百萬港元 HK$ Million
34,227
27,054
33,894
24,354
37,064
26,761
37,480
28,997
38,683
28,703
1997 1998 1999 2000 2001
存款總額
Total deposits
客戶貸款減準備
Advances to customers less provisions
貸款對存款比率
Loan to deposit ratio

資產總值 / 資產總值回報
Total assets / Return on total assets



%
55,000
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
3.0
2.5
2.0
1.5
1.0
0.5
0
百萬港元 HK$ Million
42,012
40,025
44,394
49,702
54,432
1997 1998 1999 2000 2001
資產總值
Total assets
資產總值回報
Return on total assets

股東權益 / 股東資金回報
Shareholders' funds / Return on shareholders' funds



%
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
35
30
25
20
15
10
5
0
百萬港元 HK$ Million
3,960
3,680
4,099
4,824
5,417
1997 1998 1999 2000 2001
股東權益
Shareholders' funds
股東資金回報
Return on shareholders' funds

基本每股盈利 / 每股股息
Basic earnings per share / Dividend per share



4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
港元 HK$
2.72
1.13
1.04
0.60
2.40
0.81
3.29
1.08
3.52
1.12
1997 1998 1999 2000 2001
基本每股盈利
Basic earnings per share
每股股息
Dividend per share

組織摘要 | Corporate Information

大新金融集團有限公司

董事會

王守業
主席

周忠繼 O.B.E. J.P.
副主席兼非執行董事

賈世德
副主席兼非執行董事

生田正治
獨立非執行董事

周偉偉
非執行董事

Ian Harley
非執行董事

韓以德
獨立非執行董事

莊先進
獨立非執行董事

Peter G. Birch C.B.E.
獨立非執行董事

史習陶
獨立非執行董事

孫大倫
獨立非執行董事

蔭山真人
非執行董事

高宮泉
非執行董事

黃漢興
常務董事

伍耀明
執行董事

安德生
執行董事

王伯凌
執行董事

中村清次
生田正治之替任董事

Graham S. Long
Ian Harley之替任董事

DAH SING FINANCIAL HOLDINGS LIMITED

BOARD OF DIRECTORS

David Shou-Yeh Wong
Chairman

Chung-Kai Chow O.B.E. J.P.
Vice Chairman and Non-executive Director

Ronald Carstairs
Vice Chairman and Non-executive Director

Masaharu Ikuta
Independent non-executive Director

John Wai-Wai Chow
Non-executive Director

Ian Harley
Non-executive Director

David R. Hinde
Independent non-executive Director

John W. Simpson
Independent non-executive Director

Peter G. Birch C.B.E.
Independent non-executive Director

Robert Tsai-To Sze
Independent non-executive Director

Tai-Lun Sun (Dennis Sun)
Independent non-executive Director

Mahito Kageyama
Non-executive Director

Izumi Takamiya
Non-executive Director

Hon-Hing Wong
Managing Director

Yiu-Ming Ng
Executive Director

Roderick Stuart Anderson
Executive Director

Gary Pak-Ling Wang
Executive Director

Seiji Nakamura
Alternate to Masaharu Ikuta

Graham S. Long
Alternate to Ian Harley

組織摘要 Corporate Information

審核委員會

史習陶
主席
王守業
韓以德
莊先進
Peter G. Birch C.B.E.

AUDIT COMMITTEE

Robert Tsai-To Sze
Chairman
David Shou-Yeh Wong
David R. Hinde
John W. Simpson
Peter G. Birch C.B.E.

註冊地址

香港告士打道一零八號
大新金融中心三十六樓
電話：2507 8866
傳真：2598 5052
電報掛訊：DAHSINGBANK
專用電報：74063 DSB HX
環球財務電訊：DSBAHKHH
網址：http://www.dahsing.com

REGISTERED OFFICE

36th Floor, Dah Sing Financial Centre
108 Gloucester Road, Hong Kong
Tel: 2507 8866
Fax: 2598 5052
Cable: DAHSINGBANK
Telex: 74063 DSB HX
S.W.I.F.T.: DSBAHKHH
Web Site: http://www.dahsing.com

秘書

蘇海倫 B.A.(Hons.), ACIS

SECRETARY

Hoi-Lun Soo B.A. (Hons.), ACIS

核數師

羅兵咸永道會計師事務所
香港執業會計師

AUDITORS

PricewaterhouseCoopers
Certified Public Accountants

律師

許拔史密夫律師行

SOLICITORS

Herbert Smith

股份登記及過戶處

香港中央證券登記有限公司
香港皇后大道東一八三號
合和中心十七樓

SHARE REGISTRARS AND TRANSFER OFFICE

Central Registration Hong Kong Limited
17th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong

董事會

王守業先生

主席

六十一歲。一九八七年獲委任為本公司主席。大新銀行有限公司、大新人壽保險有限公司、豐明銀行有限公司、New Asian Shipping Company, Limited 、Wing Tak Shipping Agency Limited 及多間公司主席。香港工業總會理事會理事，香港日本經濟委員會、香港港口發展局、政府銀行諮詢委員會、香港銀行公會、香港華商銀行公會及香港船東協會成員。香港銀行學會副會長。

周忠繼先生 O.B.E. J.P.

副主席兼非執行董事

七十七歲。一九八七年獲委任為本公司董事兼副主席。現任南聯實業有限公司常務董事。逾四十年地產、紡織及製衣業務經驗。曾任棉業諮詢委員會、紡織業諮詢委員會、工業諮詢委員會、香港出口信用保險局諮詢委員會及證券事務委員會委員，多家商會執事。本公司另一位董事周偉偉之父。

賈世德先生

副主席兼非執行董事

六十二歲。一九九一年加入為本公司常務董事，迄今逾十年，於二零零二年一月一日獲委任為副主席。逾三十年亞太區商業及零售銀行業務經驗。香港銀行學會會長及前香港銀行公會及香港中央結算有限公司會長。現任香港上市公司卓健亞洲有限公司獨立非執行董事及英商會蘇格蘭業務組別主席。

生田正治先生

獨立非執行董事

六十七歲。一九九八年獲委任為本公司獨立非執行董事。現任三井船舶株式會社董事局主席。美國船務局日本事務委員會、經濟合作暨發展組織之商務及工業諮詢委員會主席。經濟同友會副主席。首相諮詢組織小泉內閣規例改革委員會委員。

Board Of Directors

Mr. David Shou-Yeh Wong

Chairman

Aged 61. Appointed Chairman of the Company in 1987. Chairman of Dah Sing Bank, Limited, Dah Sing Life Assurance Company Limited, MEVAS Bank Limited, New Asian Shipping Company, Limited, Wing Tak Shipping Agency Limited and various other companies. Member of the General Committee of Federation of Hong Kong Industries, the Hongkong/Japan Business Co-operation Committee, the Hong Kong Port and Maritime Board, the Banking Advisory Committee to the Government, the Hong Kong Association of Banks, the Chinese Banks Association Limited and the Hong Kong Shipowners Association. Vice President of The Hong Kong Institute of Bankers.

Mr. Chung-Kai Chow O.B.E. J.P.

Vice Chairman and Non-executive Director

Aged 77. Appointed a Director and Vice Chairman of the Company in 1987. Currently the Deputy Managing Director of Winsor Industrial Corporation Limited. Over 40 years of experience in property, textile and garment business. Has played an active role in various trade associations and served as member of the Cotton Advisory Board, the Textile Advisory Board, the Industry Advisory Board, the Hong Kong Export Credit Insurance Corporation Advisory Board, and the Securities Commission. Father of Mr. John Wai-Wai Chow, a Director of the Company.

Mr. Ronald Carstairs

Vice Chairman and Non-executive Director

Aged 62. Joined the Company in 1991, and appointed as the Vice Chairman since 1st January 2002 after 10 years as the Managing Director. Over 30 years commercial and retail banking experience in the Asia Pacific Region. President of The Hong Kong Institute of Bankers and previously Chairman of The Hong Kong Association of Banks and The Hong Kong Securities Clearing Company Limited. Independent non-executive Director of Quality HealthCare Asia Limited, a publicly listed company in Hong Kong, and Chairman of the Scottish Business Group within the British Chamber of Commerce.

Mr. Masaharu Ikuta

Independent non-executive Director

Aged 67. Appointed as an independent non-executive Director of the Company in 1998. Currently Chairman of the Board of Mitsui O.S.K. Lines, Limited. Chairman of Japanese National Committee in American Bureau of Shipping, and in Business and Industry Advisory Committee to OECD. Vice Chairperson of Keizai Doyukai. Member of Council for Regulatory Reform in Koizumi Cabinet, an advisory organisation to Prime Minister.

董事會(續)

周偉偉先生
非執行董事

五十二歲。一九九四年獲委任為本公司董事。南聯實業有限公司常務董事及南聯地產控股有限公司常務董事。逾二十年紡織業、製衣業及地產業經驗。亦為本公司另一董事周忠繼 O.B.E. J.P. 之子。

Ian Harley 先生
非執行董事

五十一歲。於一九九八年獲委任為本公司非執行董事，現職英國最大銀行集團之一艾比國民有限公司行政總裁。

韓以德先生
獨立非執行董事

六十三歲。一九八七年獲委任為本公司非執行董事，曾於一九九四年至九八年間擔當本公司及集團主要營運機構全職行政職務。一九九九年膺聘為本公司獨立非執行董事，並獲委任為集團審核委員會委員。逾三十年國際投資銀行業務經驗。

莊先進先生
獨立非執行董事

六十一歲。一九八七年獲委任為本公司董事。集團主要營運機構大新銀行董事及前總經理。集團審核委員會委員。四十餘年銀行及金融業務經驗。

Peter G. Birch 先生 C.B.E.
獨立非執行董事

六十四歲。一九九七年獲委任為本公司董事。自一九九八年榮休艾比國民有限公司行政總裁職務後，隨即膺聘為本公司獨立非執行董事。集團審核委員會委員。現任 Land Securities PLC & Kensington Group Plc. 主席、英國法律服務委員會主席。Trinity Mirror plc 高級非執行董事。NM Rothschild & Sons Limited及Travelex Plc. 非執行董事。

Board Of Directors (Continued)

Mr. John Wai-Wai Chow
Non-executive Director

Aged 52. Appointed a Director of the Company in 1994. Deputy Managing Director of Winsor Industrial Corporation Limited and Managing Director of Winsor Properties Holdings Limited. Over 20 years of experience in textile, garment and property business. Son of Mr. Chung-Kai Chow O.B.E. J.P., a Director of the Company.

Mr. Ian Harley
Non-executive Director

Aged 51. Appointed a non-executive Director of the Company in 1998. Currently the Chief Executive of Abbey National plc., one of the largest bank groups in the United Kingdom.

Mr. David R. Hinde
Independent non-executive Director

Aged 63. Appointed to the Board as a non-executive Director in 1987, and undertook full time executive responsibilities in the Company and major operating units in the Group from 1994 to 1998. Served in an independent role and was elected member of the Group Audit Committee in 1999. Over 30 years of experience in international investment banking.

Mr. John W. Simpson
Independent non-executive Director

Aged 61. Appointed a Director of the Company in 1987. Director and previous Chief Manager of Dah Sing Bank, the main operating unit of the Group. Elected member of the Group Audit Committee. 40 years of experience in banking and finance.

Mr. Peter G. Birch C.B.E.
Independent non-executive Director

Aged 64. Appointed a Director of the Company in 1997 and served the Board in an independent role since his retirement as the Chief Executive from Abbey National plc. in 1998. Elected member of the Group Audit Committee of the Company. Chairman, Land Securities PLC & Kensington Group Plc. Chairman, Legal Services Commission of the U.K. Senior non-executive Director, Trinity Mirror plc and non-executive Director, NM Rothschild & Sons Limited and Travelex Plc.

董事會(續)

史習陶先生
獨立非執行董事

六十一歲。一九九七年獲委任為本公司獨立非執行董事，一九九六年獲委任為集團主要營運機構大新銀行非執行董事。現任集團審核委員會主席及多家香港上市公司非執行董事。英格蘭及威爾士特許會計師公會及香港會計師公會成員。中國人民政治協商會議上海委員會成員。

孫大倫博士
獨立非執行董事

五十一歲。二零零二年一月一日起獲委任為本公司獨立非執行董事。現任中港照相器材集團有限公司及富士攝影器材有限公司主席兼董事總經理、公益金名譽副會長、中華慈善總會創始會員、香港藝術中心監督團主席及香港管理專業協會副主席。一九九九年榮獲香港特區政府頒發銅紫荊星章。

蔭山真人先生
非執行董事

五十三歲。二零零二年三月五日獲委任為本公司非執行董事。現任 UFJ Bank Limited常務執行役員，專責環球銀行及貿易往來業務。Sanwa International Plc 及 日聯國際財務亞洲有限公司董事。逾三十年商業及投資銀行業務經驗，曾在美國及日本兩地擔當管理職務。

高宮泉先生
非執行董事

五十三歲。二零零零年十一月獲委任為本公司董事。現任 UFJ Bank Limited 香港區分行總經理、日聯國際財務亞洲有限公司及三和財務香港有限公司董事。香港公益金董事會成員、香港日本人俱樂部理事及香港日本人商工會議所理事。

Board Of Directors (Continued)

Mr. Robert Tsai-To Sze
Independent non-executive Director

Aged 61. Appointed as an independent non-executive Director of the Company in 1997 and a non-executive Director of Dah Sing Bank, the major operating unit of the Group, in 1996. Currently the Chairman of the Group Audit Committee and a non-executive Director to a number of Hong Kong listed companies. Member of the Institute of Chartered Accountants in England and Wales and the Hong Kong Society of Accountants. Member of the Shanghai Committee of the Chinese People's Political Consultative Conference.

Dr. Tai-Lun Sun (Dr. Dennis Sun)
Independent non-executive Director

Aged 51. Appointed as an independent non-executive Director of the Company on 1st January 2002. Currently Chairman and Managing Director of China-HongKong Photo Products Holdings Limited, and Fuji Photo Products Co. Limited. Vice Patron of the Community Chest, a founding member of the China Charity Federation, Chairman of the Board of Governors of the Hong Kong Arts Centre and Deputy Chairman of the HK Management Association Council. Awarded the Bronze Bauhinia Star by the Government of Hong Kong SAR in 1999.

Mr. Mahito Kageyama
Non-executive Director

Aged 53. Appointed as a non-executive Director of the Company on 5th March 2002. Currently Senior Executive Officer of UFJ Bank Limited responsible for global banking and trading businesses. Director of Sanwa International Plc and UFJ International Finance Asia Limited. Over 30 years experience in commercial and investment banking business, including management experience in the United States and Japan.

Mr. Izumi Takamiya
Non-executive Director

Aged 53. Appointed a Director of the Company in November 2000. Currently General Manager of UFJ Bank Limited, Hong Kong Branch and Director of UFJ International Finance Asia Limited and Sanwa Finance Hong Kong Limited. Board member of The Community Chest of Hong Kong. Director of The Hongkong Japanese Club. Council member of The Hong Kong Japanese Chamber of Commerce & Industry.

董事會(續)

黃漢興先生
常務董事

四十九歲。一九九三年獲委任為本公司董事,並於二零零二年一月一日擢升本公司常務董事。一九七七年加入集團主要營運機構大新銀行,輾轉掌管多個部門,繼於一九八九年成為該銀行董事,再於二零零零年一月晉升為常務董事。

伍耀明先生
執行董事

六十五歲。一九九七年獲委任為本公司董事。一九八五年加入集團主要營運機構大新銀行,繼於一九九一年晉升為董事。現任大新銀行高級執行董事。香港信貸機構聯會有限公司執行委員。逾三十五年租購及租賃貸款業務經驗。

安德生先生
執行董事

五十四歲。二零零零年獲委任為執行董事。一九九三年加入本公司全資附屬公司大新人壽保險有限公司為常務董事,並於一九九八年獲委任大新保險有限公司董事。現任香港保險業聯會壽險總會會員及管治委員會委員、職業訓練局保險業訓練會委員,及保險索償投訴局主席。逾三十年金融服務及人壽保險業務經驗。精算師學會資深會士。

王伯凌先生
執行董事

四十一歲。二零零一年八月獲委任為執行董事。一九九五年加入集團主要營運機構大新銀行擔任集團財務總監一職。一九九七年晉升為大新銀行董事。專業會計師、特許會計師公會及香港會計師公會成員。

中村清次先生
生田正治先生之替任董事

五十九歲。一九九八年獲委任為本公司獨立非執行董事生田正治先生之替任董事。現任三井船舶株式會社副董事長。

Board Of Directors (Continued)

Mr. Hon-Hing Wong
Managing Director

Aged 49. Appointed a Director in 1993 and promoted as the Managing Director of the Company on 1st January 2002. Joined Dah Sing Bank, the main operating unit of the Group, in 1977 and has served various departments in capacity of a manager before appointed a Director of the Bank in 1989 and promoted as the Managing Director of the Bank in January 2000.

Mr. Yiu-Ming Ng
Executive Director

Aged 65. Appointed a Director of the Company in 1997. Joined Dah Sing Bank, the main operating unit of the Group, in 1985 and was promoted as a Director in 1991. Currently the Senior Executive Director of the Bank. Executive member of The Finance Houses Association of Hong Kong. Over 35 years of experience in hire purchase and leasing finance.

Mr. Roderick Stuart Anderson
Executive Director

Aged 54. Appointed a Director of the Company in 2000. Joined Dah Sing Life Assurance Company Limited, a wholly-owned subsidiary of the Company, and was appointed as its Managing Director in 1993. Also a Director of Dah Sing General Insurance Company Limited since 1998. Currently an elected member of The Life Insurance Council and of the Governing Committee of the Hong Kong Federation of Insurers. Member of the Insurance Training Board of Vocational Training Council and Chairman of the Board of the Insurance Claims Complaints Bureau. Over 30 years of experience in financial services and life insurance in particular. Fellow of Institute of Actuaries.

Mr. Gary Pak-Ling Wang
Executive Director

Aged 41. Appointed a Director of the Company in August 2001. Joined Dah Sing Bank, the main operating unit of the Group as the Group Financial Controller in 1995. Appointed Director of Dah Sing Bank in 1997. Qualified accountant and member of the Association of Chartered Certified Accountants and Hong Kong Society of Accountants.

Mr. Seiji Nakamura
Alternate to Mr. Masaharu Ikuta

Aged 59. Appointed as an alternate to Mr. Masaharu Ikuta, an independent non-executive Director of the Company, in 1998. Currently Deputy President of Mitsui O.S.K. Lines, Limited.

董事會(續)

Graham S. Long 先生

Ian Harley 先生之替任董事

四十一歲。一九九九年獲委任為本公司非執行董事 Ian Harley 先生之替任董事。現職英國最大銀行集團之一艾比國民有限公司高級行政人員。

高層管理人員

夏達德先生

大新銀行執行董事

四十六歲。一九九八年獲委任為集團主要營運機構大新銀行執行董事,負責該銀行財資業務。加入集團以前,曾於香港匯豐銀行及加拿大皇家銀行擔任要職。英國銀行學會會士。

趙龍文先生

大新銀行執行董事

五十二歲。一九八六年加入集團主要營運機構大新銀行,並於一九九五年晉升為董事。逾二十年銀行業務經驗。現任大新銀行商業銀行處主管。

何文燦先生

大新銀行董事

五十二歲。一九八九年加入集團主要營運機構大新銀行,負責零售銀行業務。二零零零年獲委任為該銀行董事。現並任集團全資附屬機構豐明銀行執行董事兼行政總裁。

高米祺先生

大新銀行執行董事

四十九歲。二零零零年加入集團主要營運機構大新銀行,並於同年獲委任為執行董事,專責集團銀行業務(包括豐明銀行)之策略方針訂定,日常管理的風險控制。逾二十五年金融服務業經驗,在英國、歐洲、遠東、印度、非洲及中東地區之風險管理、風險安排及銀行業務組合處理均有顯著成績。英國銀行學會資深會士。

Board Of Directors (Continued)

Mr. Graham S. Long

Alternate to Mr. Ian Harley

Aged 41. Appointed as an alternate to Mr. Ian Harley, a non-executive Director of the Company in 1999. Currently a senior executive of Abbey National plc., one of the largest bank groups in the United Kingdom.

Senior Management

Mr. Arthur John Augustus Haddon

Executive Director of Dah Sing Bank

Aged 46. Appointed an Executive Director of Dah Sing Bank, the main operating unit of the Group, in 1998 responsible for the Bank's treasury business. Held various executive positions in the Hongkong Bank Group and Royal Bank of Canada prior to joining Dah Sing. Associate of the Chartered Institute of Bankers (UK).

Mr. Lung-Man Chiu

Executive Director of Dah Sing Bank

Aged 52. Joined Dah Sing Bank, the main operating unit of the Group, in 1986 and was appointed a Director of the Bank in 1995. Over 20 years of experience in banking. Currently Head of Commercial Banking Division of the Bank.

Mr. Man-Chan Ho

Director of Dah Sing Bank

Aged 52. Joined Dah Sing Bank, the main operating unit of the Group, in 1989 responsible for retail banking business. Appointed a Director of the Bank in 2000. Currently the Chief Executive and Executive Director of MEVAS Bank, a wholly-owned subsidiary bank of the Group.

Mr. Michael D. Grover

Executive Director of Dah Sing Bank

Aged 49. Joined Dah Sing Bank, the major operating unit of the Group and appointed as its Executive Director in 2000, responsible for the strategic direction, overall policy, on-going management and control of risks on the Group's banking business including MEVAS Bank. Over 25 years' experience in financial services industry with proven track record in risk management and risk administration, and managing banking portfolios, in the UK, Europe, Far East, India, Africa and the Middle East. Fellow of the Chartered Institute of Bankers (UK).

就香港金融服務業，以及本地整體經濟而言，二零零一年乃極具挑戰性的一年。年內，通縮持續、經濟疲弱，失業率攀升至百分之六點一水平，平均本地居民生產總值下降百分之一點二。去年雖經連翻減息，屢挫歷史低點，惟直至年底整體經濟依然未見好轉。

2001 was a challenging year for the financial services industry, and for Hong Kong in general. Deflation persisted throughout the year, and economic conditions remained weak. Unemployment continued to rise, with an unemployment rate of 6.1% for the year, and per capita GDP fell by 1.2%. A series of interest rate cuts during the year, to historically low levels, had not revived the economy by the year end.



大新銀行
DAH SING BANK

The Hang Seng Index closed just above 11,000 points at the end of 2001 as market sentiment stablilised.
隨市況逐步回穩，二零零一年底恆生指數收市價重上萬壹點。

即使受到周遭環境多方掣肘，二零零一年度大新業績仍然表現良好。營運溢利達八億七千五百五十萬港元，每股盈利上升百分之七，由3.29港元提高至3.52港元。集團業績良佳，亦反映在本年度股息派發上，每股共1.12港元，較二零零零年度增加百分之三點七。

In these generally difficult circumstances, Dah Sing performed well in 2001. Operating profit was HK$875.5 million, and earnings per share rose 7.0% from HK$3.29 to HK$3.52, and the dividend payment for the year increased by 3.7% to HK$1.12.

縱然市況不振，經營困難，大新仍然堅定取向。集團之首要目標乃透過團隊精神與高質素客戶服務承諾，提昇股東回報。所採取策略乃專注經營核心銀行及保險業務。本著不斷創新求變、熱誠以客為尊、以及締造並貫徹集團優質服務文化作宗旨，增強集團與客戶間之連繫。集團深信均衡之業務組合與產品服務之多元化，將有助維持長期之增長。風險管理乃此增長過程之重要一環，而審慎風險管理文化對集團更不可或缺。大新亦竭力繼續回饋香港社會。

Despite the difficult conditions prevailing in the market, Dah Sing is committed to its goals. Our primary goal is to improve shareholder value, through teamwork amongst our staff and a high quality service to our customers. Our strategy to achieve this goal is by concentrating on our core businesses of banking and insurance. It is our objective to grow and deepen the relationship with our customers through constant innovation and a dedication to the provision of high quality customer service, and the creation and maintenance of a service culture within our organisation. We believe strongly in building a balanced business with a wide product range capable of generating sustained growth. Risk management is an important part of this growth process and a culture of prudent risk management is important for us as a group. Dah Sing is also committed to continue contributing to the Hong Kong community.

宏觀經濟前景，集團相信香港在未來數年定能受惠於中國加入世貿及成功申辦二零零八年奧運的機遇。

On the broader economic front, China's accession to the WTO and Beijing's successful bid to host the 2008 Olympic Games will, we believe, be of benefit to Hong Kong in the years to come.

大新銀行有限公司

Dah Sing Bank, Limited

集團主要營運附屬機構大新銀行有限公司(「大新銀行」)錄得業績增長。一般業務溢利上升百分之十九點六，達十億二千二百萬港元。

Dah Sing Bank, Limited ("DSB"), the major operating subsidiary of the Group, achieved improved results, with an increase in profit on ordinary activities of 19.6%, to HK$1.022 billion.

大新銀行有限公司(續)

集團將繼續銳意發展核心銀行及財資業務營運。由於信用卡及私人貸款應收結餘之提高，以及服務費收益之理想增長，二零零一年度集團業務得以提昇。現時，集團信用卡業務市場佔有率達百分之五，個人銀行業務客戶逾六十萬。

提升效率亦為集團重要策略之一。在整體通縮壓力下，集團將需以最具成本效益方式經營業務。

在二零零一年度，本港信貸增長放緩，預期二零零二年上半年，亦不會有顯著復甦。二零零一年，財資經營獲利良佳，預計於本年度將繼續為集團業績作出貢獻。由於財資業務較以往積極，集團已採取措施改善及加強其風險管理。

大新人壽保險有限公司

集團全資擁有之大新人壽保險有限公司(「大新人壽」)於年內獲利可觀，長期人壽保險業務淨溢利上升百分之四，達九千萬港元，主要源自保單銷售之改善與潛在價值之增長。惟因二零零一年環球股票市場表現不濟，債券投資之理想回報因股票表現倒退而被完全抵銷。

除淨溢利上升外，大新人壽於二零零一年度亦錄得理想新銷售增長，除賴以原有之傳統人壽經紀隊伍外，集團銀行分行銷售實為主要帶動增長因素。

於二零零二年度，集團將結合大新銀行與人壽保險附屬公司既有之經紀隊伍，繼續努力擴大此項業務。

集團亦計劃於二零零二年下半年推出投資聯繫產品，擴大集團人壽及綜合保險產品種類範疇。

Dah Sing Bank, Limited (Continued)

We continued to focus throughout the year on our core banking and treasury operations. We made progress during 2001, through increased receivable balances in credit cards and personal loans, as well as strong growth in fee income. We now have a 5% market share in the credit card business, and more than 600,000 customers in our personal banking business.

Increases in efficiency are also an important part of our strategy, and we will manage our business in a cost effective manner in this deflationary environment.

Loan growth was slow in Hong Kong in 2001, and is not expected to recover dramatically in the first half of 2002. We had a good year in treasury in 2001, and expect to see a further contribution to our business this year. As we have become more active in our treasury business, we have also taken steps to improve and strengthen our risk management function.

Dah Sing Life Assurance Company Limited

Dah Sing Life Assurance Company Limited ("DSLA"), our wholly owned life assurance company, had a good year, with an increase in net profit generated from the long-term life assurance business of 4.0% to HK$90 million. This higher contribution was mainly achieved by improved sales and higher embedded value. Investment performance was flat, with a strong bond investment return more than offset by the lower equity investment performance caused by the poor global equity market in 2001.

As well as the increase in net profit, DSLA also generated strong new business growth in 2001. Whilst part of this growth was generated through its traditional agency force, the strongest driver of growth has been in sales through our bank branches.

We will continue to devote effort to the expansion of this business in 2002, both through continued efforts in conjunction with DSB, and through the life company's own agency force.

We also plan to increase our range of life and general insurance products, with investment-linked products coming on-stream in the second half of 2002.

豐明銀行有限公司

二零零一年四月，豐明銀行有限公司(「豐明銀行」)開始投入服務。豐明銀行乃集團另一擁有其獨立品牌與價值取向之附屬銀行。其業務純以個人銀行業務為主，通過其二十四小時全日服務電話理財中心、網上與其他自動設施，及實質外銷網絡多途分銷渠道，專注中產及零售客戶市場。

豐明銀行拓展業務初期乃以吸納存款為主，繼而於年內陸續推出多項信用卡及其他個人銀行產品服務。直至去年底，共成功吸納逾二萬名客戶。

MEVAS Bank Limited

In April 2001, we launched the active business of MEVAS Bank Limited ("MEVAS"). MEVAS is a separate banking subsidiary of the Group, with its own branding and value proposition. It is a pure consumer banking business, targeting the retail and middle income sectors and adopts multiple distribution channels including a 24-hour call centre, the Internet and other automated channels, and a network of physical outlets.

MEVAS began its operations with an initiative to attract deposits, and continued the year with further campaigns on credit card and other personal banking products. By the end of the year these initiatives had been successful in attracting more than 20,000 customers to MEVAS.



Board Meeting held on 8th August 2001 to review the Group's 2001 interim results.
董事會於二零零一年八月八日齊集省覽集團二零零一年度之中期業績。

董事局

二零零一年五月十日，川俣喜昭先生接替藤本公亮先生，繼任為非執行董事，代表三和銀行在本公司的權益。王伯凌先生則於二零零一年八月八日獲晉升為執行董事。

二零零二年一月一日，賈世德先生獲榮升為集團非執行副主席。賈世德先生出任集團常務董事逾十載，一直帶領集團前進至今，實在居功至偉。本人謹此代表董事會與各級仝人對賈世德先生為集團所作出之努力與貢獻，致以衷心感激。

Board of Directors

Mr. Yoshiaki Kawamata succeeded Mr. Kimisuke Fujimoto on 10th May 2001 as a non-executive Director to represent the interests of The Sanwa Bank, Limited. Mr. Gary Wang was appointed an executive Director of the Group on 8th August 2001.

Mr. Ronald Carstairs was appointed non-executive Vice Chairman of the Group on 1st January 2002. Mr. Carstairs served as Managing Director of the Group for ten years, and has been a major force in building the Group into the organisation it is today. On behalf of the Board, and all of my colleagues, I would like to express our deepest gratitude to Mr. Carstairs for his great efforts and contributions to the Group.

董事局(續)

與此同時,黃漢興先生則接替賈世德先生職務,擢升為集團常務董事。另外,本公司更委任孫大倫博士為獨立非執行董事。

二零零二年三月五日,蔭山真人先生繼剛去職之川俣喜昭先生出任為非執行董事,代表UFJ Bank Limited在本公司的權益。UFJ Bank Limited乃由三和銀行與東海銀行合併組成。

本人謹此歡迎王伯凌先生、孫大倫博士與蔭山真人先生加入董事會,並對藤本先生及川俣先生兩位退任董事在位期間為集團作出的貢獻表示謝意。

未來前景

二零零二年對本港及大新而言,仍是極為艱巨的年頭。展望二零零二年下半年,集團則轉持審慎樂觀態度,並致力提昇股東回報。集團策略已清晰訂明,相信來年將會為股東帶來益處。

中國加入世貿與二零零八年北京奧運,將為本港帶來積極性之發展前景。

中國與香港最近就「緊密經濟合作協定」進行高層磋商,集團相信此舉能令雙方受惠。

主席
王守業

香港 二零零二年三月五日

Board of Directors (Continued)

Mr. Derek Wong was appointed Managing Director of the Group succeeding Mr. Carstairs, and Dr. Dennis Tai-Lun Sun was appointed as an independent non-executive Director on 1st January 2002.

Mr. Mahito Kageyama succeeded Mr. Yoshiaki Kawamata on 5th March 2002 as a non-executive Director to represent the interests of UFJ Bank Limited. UFJ Bank Limited was formed following the merger of The Sanwa Bank, Limited and The Tokai Bank, Limited.

I would like to welcome Messrs. Wang, Sun and Kageyama to the Board and I would like to express my gratitude to Messrs. Fujimoto and Kawamata for their valuable contribution in the past.

Future Prospects

2002 promises to be another very challenging year, both for Hong Kong and for the Dah Sing group. However we are cautiously optimistic on the outlook for the second half of the year, and wholly committed to our focus on generating value for our shareholders. Our strategy is clearly defined, and will, we believe, bring benefits to shareholders in the years to come.

China's WTO accession, and the forthcoming Olympic Games in Beijing in 2008 are both positive developments for the future.

We believe that the recent high-level discussions between the Mainland of China and Hong Kong to forge a Closer Economic Partnership Arrangement (CEPA) will be beneficial to both parties.

David Shou-Yeh Wong
Chairman

Hong Kong, 5th March 2002

集團財務撮要

Highlights of Group Financial Performance

以百萬港元列示 HK$ Million		二零零一年 2001	二零零零年 2000	變動 Variance
扣除準備前之營運溢利	Operating profit before provisions	1,300.4	1,213.7	7.1%
扣除準備後之營運溢利	Operating profit after provisions	875.5	902.5	-3.0%
股東應佔溢利	Profit attributable to shareholders	868.2	810.3	7.1%
資產總值	Total assets	54,432	49,702	9.5%
負債合計	Total liabilities	47,961	44,796	7.1%
股東資金	Shareholders' funds	5,417	4,824	12.3%
淨利息收入對營運收入	Net interest income / operating income	75.4%	75.3%	
成本對收入比率	Cost to income ratio	41.6%	40.4%	
平均資產回報率	Return on average total assets	1.7%	1.7%	
平均股東資金回報率	Return on average shareholders' funds	17.0%	17.9%	

財務省覽

扣除準備前之營運溢利增長百分之七點一，主要源自銀行業務收益之增加。集團人壽保險業務之溢利亦較去年輕微上升。由於壞賬支出高企，扣除準備後之營運溢利則較去年略遜。

本年度淨利息收入上升百分之九點六。雖然大部份貸款之息差持續縮減，猶有賴回報較高之客戶貸款、較積極之財資業務與固定收益證券投資增長，集團淨利息收入於年內利率不斷下調情況下亦得以提高。淨息差由去年百分之三點七九輕微收窄至本年度百分之三點七六水平。

其他營運收入較去年上升百分之八點九，主要源自集團銀行業務收費與佣金收入之增長及長期人壽保險業務整體溢利之溫和升幅。銀行業務之其他營運收入大幅激增，信用卡收費與保險銷售佣金收入貢獻尤大。根據潛在價值會計法釐定之集團人壽保險業務淨收益增至九千萬港元，較二零零零年度八千六百五十萬港元，上升百分之四。

營運支出較去年上升百分之十二點七。增聘員工、加強廣告及市場推廣支出、持續的資訊系統投資，以及於二零零一年四月啟業的豐明銀行首年營運開支，令集團的經營成本增加。成本對收入比率由二零零零年百分之四十點四，微升至本年度百分之四十一點六。

Financial Review

Operating profit before provisions was 7.1% higher, mainly as a result of the increased revenue contribution from our banking business. Our life assurance business generated a small increase in profit relative to 2000. Due to higher bad debt charges, our operating profit after provisions was marginally down from the prior year.

Net interest income grew by 9.6% for the year. Despite the continued tightening in loan margins for most loan products, the growth in higher yielding consumer loans, a more proactive treasury and a higher level of investment in fixed income securities helped to increase our net interest income in a year of declining interest rates. Our net interest margin tightened slightly from 2000's 3.79% to 3.76% in 2001.

Other operating income was 8.9% higher than 2000. The growth was driven mainly by the increase in our banking business' fee and commission income, which also benefited from a modest improvement in the overall long-term life assurance profit. Our banking business recorded a strong increase in other operating income, with higher contributions generated by credit card fees and insurance sales commission income. Our life assurance business' net contribution, using the embedded value accounting treatment, rose to HK$90.0 million, up 4.0% relative to HK$86.5 million earned in 2000.

Operating expenses increased by 12.7% when compared with those in 2000. The higher cost base was caused mainly by a higher level of average staffing, higher spend on advertising and marketing promotion, and a continued increase in our IT investment and costs associated with the first year of operation of MEVAS Bank, which commenced business in April 2001. Our cost to income ratio rose slightly to 41.6% relative to 40.4% in 2000.

本集團壞賬及呆賬準備調撥較去年激增百分之三十六點六。二零零一年度撥備大部分反映特別準備調撥需要，因年內貸款並無增長，毋須作一般準備調撥。特別準備支出上升主要由於失業率攀升與個人破產案例增加，令無抵押信用卡及私人貸款組合資產質素轉壞所致。集團已為凡涉及入稟申請追令或自願個人破產借貸者之所有信用卡及私人貸款欠賬作全數特別撥備。拖欠情況與撇賬個案因經濟放緩而增加。雖然營商環境惡劣，商業銀行及租購貸款業務資產質素仍可保持，有助於降低不履行貸款比率至百分之二點零七。

集團於二零零一年底進行全面物業重估，反映物業市值較於一九九八年行產重估後進一步下調，淨減值為五千萬港元，已記入損益結算表內 。

受惠於本年度利率大幅下滑，與及預先提防二零零二年息口可能回升，集團已於年內出售部份債券及證券投資，並於二零零一年下半年，將大部份持至到期債務證券重新以市值(非用作買賣用途)列賬，為本年度帶來一億七千九百六十萬港元淨收益。於二零零一年底，因預計來年息率會平穩上揚，債務證券組合已作重組而轉換為較短年期之投資。

銀行業務之客戶貸款及墊款總額較二零零零年底減少百分之零點七。零售及商業借貸之增長被租購貸款之收縮所抵銷。因應運輸融資項目之競爭劇烈及價格調整，集團更審慎制定其訂價策略，租購貸款於二零零一年遂大幅收縮百分之五十三。集團銳意發展零售借貸業務，有助信用卡及其他消費貸款迅速增長。

集團嚴加控制存款利率以有效減低債務成本。集團之總存款額(包括客戶存款與存款證)較二零零零年上升百分之三點二。若將二零零一年三月發行之一億二千五百萬美元之後償債券納入融資基礎計算，集團之貸存比率更進一步減低。此後償債券有助於改善集團之資本組合，更提高資本充足比率，以助業務增長發展。是次乃大新銀行首次於國際資本市場發行二級資本。

The Group's charge for bad and doubtful debts rose 36.6% when compared with 2000. The charge in 2001 largely reflected specific provision cost, as a general provision charge in the year was not required due to the absence of loan growth. The increase in the specific provision charge arose mainly from the deterioration in asset quality of our unsecured credit card and consumer loan portfolio brought about by the rise in unemployment and personal bankruptcies. The Group has adopted the practice of making full specific provisioning for all credit card and consumer loans whenever personal bankruptcy petitions are filed against or by the borrowers. A higher level of delinquency and charge-off was experienced amidst a slowing economy. The asset quality of our commercial banking and hire purchase finance businesses, however, held up well despite the difficult market conditions. These assisted in lowering our non-performing loan ratio to 2.07%.

Reflecting a further fall in property values since the last revaluation of our premises in 1998, our Group wide property revaluation at the end of 2001 resulted in a net charge of HK$50.0 million, which has been recognized in our P&L account.

Benefiting from the substantial reduction in interest rates during the year and to preempt a possible increase in interest rates in 2002, we took the decision to realize part of our investment in debt and equity securities during the year and reclassify a substantial amount of held-to-maturity debt securities to fair value (non-trading) during the course of the second half of 2001. These actions produced a total net gain of HK$179.6 million for the year. At the end of 2001, the debt securities portfolio had been restructured and the duration shortened, in anticipation of a flat to rising interest rate environment in 2002.

For our banking business, total loans and advances to customers were 0.7% lower than those at the end of 2000. The growth in retail and commercial lending was offset by the contraction in hire purchase lending. We adopted a more conservative pricing policy in response to the keen competition and repricing in the transport financing sector and as a result our hire purchase loan book contracted by 53% in 2001. Our focus on growing the retail banking business helped sustain the strong pace of growth in credit card and other consumer loans.

We continued to exercise tight control over deposit pricing with the objective of effectively reducing the cost of our liabilities. Our total deposit base, comprising customer deposits and certificates of deposits, was up 3.2% relative to 2000. This brought about an easing in the loan to deposit ratio, particularly if our US$125 million subordinated bond issued in March 2001 is included as part of the funding base. The subordinated bond enabled us to achieve a better capital mix and helped us to position the Group to pursue added business growth with a stronger capital adequacy ratio. This was the first time Dah Sing Bank issued Tier 2 capital in the international capital markets.

財務省覽(續)

Financial Review (Continued)

集團於二零零一年年度之資產增長，主要源自增加高質素債務證券的投資。投資組合中發行機構類別大部份以本港與美國政府及公營機構為主。此分散投資及業務增長策略，乃透過集團之嚴厲監控與管理，為集團在平衡利率、市場與信貸各類風險之同時，達至最佳之回報。集團亦透過購買高評級債券以維持高水平之流動資金。

Our asset growth in 2001 was achieved mainly through the increase in our investment in high quality debt securities, with a portfolio consisting largely of Hong Kong and US government and public sector entity issues. This diversification and growth strategy is being pursued in a highly controlled and organized manner which seeks to balance and optimize returns against interest rate, market and credit risks, while at the same time maintaining high levels of liquidity through the purchase of highly rated papers for most of the debt securities held by the Group.

於二零零二年二月二十二日，集團以輕微虧損出售其於建新銀行剩餘的全數百分之三十權益予中國建設銀行。

On 22nd February 2002, the Group disposed of all its remaining 30% interest in Jian Sing Bank to China Construction Bank at a small loss.

集團人壽保險業務淨溢利較去年上升百分之四，主要由於保單銷售增加與潛在價值增長所致；惟因二零零一年環球股票市場表現不濟，債券投資之理想回報因股票投資回報倒退而被完全抵銷。

Our life assurance business generated a 4.0% increase in net profit than 2000. The higher contribution was mainly achieved by improved sales and higher embedded value increase, but a strong bond investment return was more than offset by the lower equity investment performance caused by the poor global equity market in 2001.

銀行業務

Banking Business

		二零零一年 2001	二零零零年 2000	變動 Variance
淨利息息差	Net interest margin	3.76%	3.79%	
(以百萬港元列示)	*(HK$ Million)*			
各項客戶貸款減準備	Advances to customers less provisions	28,703	28,997	-1.0%
各項客戶存款	Customers' deposits	33,031	31,385	5.2%
已發行存款證	Certificates of deposit issued	5,652	6,095	-7.3%
存款合計	Total deposits	38,683	37,480	3.2%
貸款對存款(不包括借貸資本)比率	Loan to deposit ratio (excluding loan capital)	74.2%	77.4%	
平均流動資金比率	Average liquidity ratio	46.2%	44.4%	

二零零一年對本港銀行業乃艱辛之一年。全球經濟放緩、本港通縮持續，嚴重影響內部之經營環境。貸款需求微弱、失業情況惡化、資產質素下降(尤以私人借貸業務為甚)及價格競爭激烈，均削弱本港銀行業之業務表現與盈利能力。

2001 was a difficult year for the Hong Kong banking industry. The global economic slowdown and a continuation of deflation in Hong Kong adversely affected the local operating environment. Weak loan demand, rising unemployment and deterioration in asset quality, particularly in the consumer finance sector, and keen pricing competition all worked to dampen business activities and profitability of local banks.

銀行業務(續)

在種種不利市場環境下，集團仍繼續擴大銀行業務範疇的策略，鋭意：(一)增加如信用卡及私人貸款之高回報貸款，並相對減少低回報之借貸；(二)拓展個人銀行與理財管理業務；及(三)積極管理剩餘資金之運用。

二零零一年內的連串減息，有助舒緩各類傳統貸款產品因息差收窄所帶來之影響。定息借貸及固定收益證券享有較大息差，加上集團嚴控資金成本，使淨利息收入得以提升，淨息差徘徊平穩水平。年內，大新銀行淨息差維持在百分之三點七九。

其他營運收入較去年上升百分之九點八，信用卡業務收費與透過銀行分行網絡銷售人壽保險產品的佣金收入，帶動年內非利息收入之增加。

營運支出攀升乃由於員工支出、廣告與市場推廣成本、及資訊系統支銷增加所致。集團附屬銀行豐明銀行開業乃導致員工支出高企之主因。

由於個人銀行業務之信貸虧損略高，集團壞賬及呆賬準備調撥較去年大幅提升。經濟回落進一步令失業情況惡化，並加劇個人破產百分比。

雖然集團銀行系之盈利能力受到豐明銀行首年營運開支及其三千五百萬港元虧損影響，惟大新銀行之業績在艱巨的經營環境情況下，仍見理想。一般業務溢利錄得百分之十九點六增長，股東應佔溢利升幅百分之十六點四，資金回報率為百分之二十點八。

商業銀行業務

在各項業務中，商業銀行業務(包括貿易融資、商業借貸、租購貸款及設備融資)，雖受到經濟放緩及出口貿易下降令借貸組合普遍萎縮，仍錄得盈利增長。

Banking Business (Continued)

Against this unfavourable market environment, we continued our strategy of developing our banking business with an emphasis on (1) growing the higher yielding assets such as credit card and personal loans and correspondingly scaling down the lower yielding lending, (2) expanding personal banking and wealth management businesses and (3) managing our surplus fund more actively.

The series of interest rate reductions in 2001 assisted in containing the impact of spread contraction for traditional loan products. The wider spread earned on fixed-rate lending and fixed-income securities, together with our tight control on the cost of funds, contributed to boost our net interest income and the maintenance of a stable net interest margin, which at the Dah Sing Bank level remained unchanged at 3.79% for the year.

Other operating income grew at 9.8% relative to 2000. Strong fees from our credit card business and insurance sales through our branch network were key drivers in delivering higher non-interest income for the year.

The rise in operating expenses was caused by higher staff expenses, advertising and promotion costs, and IT spend. The launch of MEVAS, our new subsidiary bank, was a major contributing factor to the higher rate of increase in staff costs.

The charge for bad and doubtful debts rose significantly as a result of higher credit losses recorded in our personal banking business. The downturn in the local economy triggered a steady rise in unemployment and much higher rates of personal bankruptcies.

Although our Banking Group's profitability was affected to some extent by MEVAS' first year of operation and its loss of HK$35 million in 2001, Dah Sing Bank's performance, reflected by its 19.6% growth in profit on ordinary activities, 16.4% increase in profit attributable to shareholders and its 20.8% return on equity, was strong given the difficult operating environment.

Commercial Banking

Within the various lines of business, Commercial Banking, which includes trade finance, commercial lending, hire purchase and equipment finance, reported an improved profit contribution despite the general contraction in its loan portfolio due to the economic slowdown and a reduction in exports and trade.

商業銀行業務(續)

租購貸款業務面對白熱化的價格競爭及利潤大幅收窄，集團已縮減運輸車輛融資業務，尤其計程車及輕型巴士融資。設備融資業務以本港及華南地區製造商為主，業績表現、客戶基礎及貸款結餘持續增長。

年內，商業銀行業務之資產質素仍可保持，不履行貸款亦見改善。

個人銀行業務

集團之個人銀行業務包括零售銀行、私人銀行及理財管理業務。去年，雖然個人銀行業務表現受制於惡劣之營商環境及激增之信貸虧損，惟零售銀行業務貸款增長仍然可觀，更成功吸納新客戶。發展創新產品及推出新類服務，有助新業務發展與交叉銷售。集團銳意提高消費借貸組合，並加強保險產品的銷售與推廣至集團現有零售客戶網；於此同時，亦盡量吸納低成本之零售存款。

由於按揭息差繼續縮減，集團致力爭取政府作擔保之居者有其屋計劃按揭貸款，並維持穩定之住宅按揭貸款組合。年內，私人貸款增長大幅攀升。

集團透過不斷創新產品與擴大客戶基礎，實踐其提高個人理財服務市場佔有率之策略。去年，集團將美國運通信用卡納入其信用卡業務內，且成為香港首家發行該卡之本地銀行。集團希望藉此吸納另類新客戶，兼擴大其信用卡產品之覆蓋面。集團尤感欣喜市場對大新信用卡業務發展及表現之認受性。於二零零一年，大新銀行以發卡銀行之身份，榮獲萬事達國際頒發「2001年全港商戶最高營業額增長率大獎— 銀獎」及「2001年全港發行最多聯營卡項目最多大獎」。亦榮獲威士國際頒發「2000/2001年全港商戶收單傑出業績大獎」及「2000/2001年全港VISA扣賬卡最高卡量增長大獎」。

Commercial Banking (Continued)

Faced with the severe pricing competition in the hire purchase sector and a significant squeeze in spread, we took the decision to down-size our vehicle financing business particularly for the taxi and light bus finance. Our equipment finance business, targeted at manufacturing companies operating in both Hong Kong and in the southern part of Mainland China, continued to perform well in growing customer base and loan balance.

The asset quality of our Commercial Banking business held up well during the year and non-performing loans for this business segment improved.

Personal Banking

Our Personal Banking business comprises retail banking, private banking and wealth management activities. Our retail banking business continued to post strong loan growth and we were successful in acquiring new customers, although the division's performance was adversely affected by the difficult business environment and higher credit losses. Innovative product development and the launch of new services helped to promote new business and cross selling. We focused on growing our consumer lending portfolio and on insurance sales and distribution to expand and penetrate into our retail customer base, and at the same time growing lower-cost retail deposits.


VISA
Dah Sing Bank, Limited
Go Smart
Largest Card Number Growth Debit Card
2000/2001
VISA
Dah Sing Bank, Limited
Outstanding Acquiring Performance
2000/2001



Dah Sing received awards from both MasterCard and Visa for its credit card business for 2001.
大新信用咭業務於二零零一年榮獲萬事達及威士國際頒發獎項。

With a further tightening in the spread earned on mortgage lending, we decided to concentrate our effort on growing the government guaranteed Home Ownership Scheme mortgages and maintained a stable residential mortgage pool. A strong growth in personal loans was achieved in the year.

Reflecting our strategy to expand our market share in the personal financial services sector through product innovation and to increase our customer base, we added American Express credit card to our card business in 2001 and became the first local bank to issue such a credit card in Hong Kong. This we hope will enable us to target a new customer segment whilst strengthening the range of our card products. We are particularly pleased with the market recognition of our credit card development and performance. In 2001, Dah Sing Bank was recognised as the issuing bank achieving "The Highest Growth Rate in 2001 Merchant Purchase Volume in Hong Kong - 1st Runner Up" and "The Top Co-Branded Program Issuer in Year 2001 in Hong Kong" from MasterCard International; and the "Outstanding Acquiring Performance 2000/2001" and "The Largest Card Number Growth Debit Card 2000/2001" from VISA International.

個人銀行業務(續)

經過多個部門(包括營運處及資訊科技處)之共同努力,零售銀行業務之創新產品被受應許。於年內奪得《Best Practice Management》頒發之「最佳業務實踐獎—創新意念」大獎。《Best Practice Management》乃亞洲區內專注與企業、政府及非牟利機構間分享最佳業務實踐及知識之一所標準釐定及出版組織。

Personal Banking (Continued)

Our retail banking product innovation, an accomplishment of the joint effort of many divisions including Operations and IT, was also recognised in the year through our receiving the Best Practice Award for Innovation given by Best Practice Management, a best practice benchmarking and publication organization focusing on sharing best practice knowledge to businesses, government and non-profit organizations in Asia.


BEST PRACTICE
AWARDS
2001

Dah Sing won the "Best Practice Award 2001 - Innovation".
大新奪得二零零一年度「最佳業務實踐獎 - 創新意念」。

私人銀行業務去年致力建立其客戶基礎、交叉銷售及拓展投資相關業務。

Private banking focused on building up its customer base, cross selling and expanding its investment related business in the year.

大新仍致力提升及重組分行與銷售網絡,以配合市場變化、人口轉移及科技更新。二零零一年底,集團在本港共經營四十三家分行、六所銷售服務中心、海峽群島格恩西島一家附屬公司與中國深圳一代表處。

We continued our effort to upgrade and reorganise our branch and sales network in response to market, population and technology changes. At the end of 2001, we operated 43 branches and another 6 sales and services centres in Hong Kong, 1 subsidiary in Guernsey, Channel Islands and 1 representative office in Shenzhen, China.

財資業務

年內,主要國家屢次減息,集團財資處承減息之利,在利息收入和買賣收益方面均錄得良好之溢利增長。固定收入債券投資享有更大息差。在貸款並無增長下,存款及中期資金之增加引致更多剩餘資金投資於債券上,令去年獲利可觀。債券投資增加顯示集團繼續透過分散投資,以提昇資產、平衡各類風險及賺取最佳回報。

Treasury

Our Treasury Division recorded a strong profit increase, with both interest income and trading gains achieved as Treasury took advantage of the repeated cuts in interest rates in the major economies. A wider spread was earned on the fixed-income debt investment. With a flat loan book and our effort to grow deposits and medium term funding, the increase in surplus funds invested in debt securities yielded us a good return in 2001. The increase in investment in securities reflected our continued diversification to grow assets, balance risk exposures and optimize revenue generation.

財資業務(續)

二零零一年下半年，債券組合大幅升值，集團承此良機，出售大部份債券投資，所賺取之盈利再投資短期債券，為二零零二年息口可能保持平穩、或再度上升之市場環境作好準備。

提升集團之風險管理能力以監控市場風險乃集團財資策略之重要一環。此乃一連續發展的過程，集團期望二零零二年及往後能進一步加強其風險管理能力。

豐明銀行

豐明銀行自四月開業始，已專注中產零售客戶市場，積極拓展新業務及建立其品牌。透過網上頻道、小型分行網絡與流動銷售隊伍多途分銷策略，推廣其產品、吸納新客戶與提供服務。於二零零一年錄得虧損三千五百萬港元，並已在預期之內。

保險業務

在競爭激烈、保險代理流失率高企、市況疲弱及全球股票市場表現低沉種種不利環境下，集團人壽保險公司業績仍然可觀，新銷售業務上升百分之三十四，當中分行銷售貢獻尤大。整體投資表現平平，股票投資成績倒退，抵銷債券投資之獲利。長期人壽保險業務淨溢利增長百分之四，由二零零零年之八千六百五十萬港元增至本年度九千萬港元。

根據獨立顧問精算師評估，於二零零一年底有效人壽保單總值五億二千零五十萬港元，較二零零零年底四億五千一百七十萬港元，上升六千八百八十萬港元。

集團與CGNU合資而持有百分之五十一股權之大新保險有限公司，由於經濟回落兼投資表現不濟，經歷困難的一年。年內錄得輕微虧損。

總結長期人壽保險業務之表現、人壽保險附屬公司剩餘資金投資回報與綜合保險附屬公司之虧損，保險業務營運淨溢利共七千八百萬港元，約佔集團股東應佔溢利百分之九。

Treasury (Continued)

Taking advantage of the significant appreciation in the bond portfolio in the second half of 2001, the Group took the decision to realize a substantial portion of the gains in that portfolio and reinvest in shorter dated debt securities to position the Group to face a flat or rising interest rate environment in 2002.

A key part of our treasury strategy is to upgrade our risk management capabilities in managing market risk. This is a continuing process and we expect to further strengthen such capabilities in 2002 and beyond.

MEVAS Bank

In April, we launched MEVAS Bank, which has been actively promoting its new businesses and brand by targeting the retail and middle-income sectors. MEVAS utilizes a multi-channel distribution strategy with an Internet channel, a small branch network and a mobile sales force to distribute its products, acquire and serve customers. A loss of HK$35 million was recorded in 2001, which was well within earlier expectations.

Insurance Business

Against a backdrop of intense competition, high agency turnover, market slowdown and depressed global equity markets, our life assurance company achieved a good set of results as reflected in new business growth of 34%. Branch sales contributed a large part of this growth. Investment performance was flat overall, with declining equity investment performance offsetting gains in bond investment. Net profit generated from the long-term life business grew by 4%, from HK$86.5 million in 2000 to HK$90.0 million in the year.

As at the end of 2001, the total value of policies in force as calculated by our independent consulting actuary was HK$520.5 million, up HK$68.8 million from HK$451.7 million as of end of 2000.

Our 51% owned general insurance subsidiary, Dah Sing General Insurance Company, a joint venture with CGNU, had a difficult year due to the economic downturn and poor investment performance. A small loss was incurred for the year.

Aggregating the results of the long-term life business, the investment result of surplus capital of our life subsidiary and the losses booked by the general insurance subsidiary, our insurance business contributed a total of HK$78 million net profit to the Group, or approximately 9% of the Group's attributable profit.

風險管理

經二零零零年全面檢討與精進改良後，集團於二零零一年將繼續加強整體風險管理架構與監控流程。繼二零零零年中委任專責風險管理董事，翌年集團更落實措施加深其風險管理文化、認知與監控。預期此等投資能提升整體風險管理成效，有助集團於拓展金融服務業務與面對新機遇的同時，清晰掌握所涉及之種種風險事宜。

國際銀行業倡議於數年內採納新修訂之巴塞爾資本協議，集團已就預期可能普遍影響本地銀行業界的新挑戰與轉變，相繼作出適當部署。

Risk Management

In 2001, we continued to strengthen our overall risk management framework and control processes, which went through a full review and upgrade in 2000. Following the appointment of a group risk Director in mid 2000, efforts to strengthen risk management culture, understanding and control were stepped up in 2001. Such investment is expected to enhance the overall risk management effectiveness and help position the Group to address a wide variety of risk issues as we grow our financial services and undertake new exposures.

With the international banking industry moving towards the adoption of the new Basel Capital Accord over the next few years, the Group has also been developing its plans to prepare for the new challenges and changes that are expected to affect the local banking industry in general.

資產質素

Asset Quality

以百萬港元列示 *HK$ Million*		二零零一年 2001	二零零零年 2000	變動 Variance
壞賬及呆賬準備調撥	Charge for bad and doubtful debts			
• 特別準備支出	• Specific provision charge	431.4	289.1	49.2%
• 一般準備(撥回)/支出	• General provision (write-back) / charge	(6.4)	22.1	
本年度準備總支出	Total charge for the year	425.0	311.2	36.6%
年內平均貸款結餘	Average loan balance in the year	29,380	28,365	
特別準備百分比	Specific provision rate	1.47%	1.02%	
十二月三十一日：	As at 31st December:			
不履行貸款：	Non-performing loans	605.9	666.5	-9.1%
減：	Less:			
已撥出特別準備	Specific provisions made	267.0	164.2	
持有抵押品市值	Market value of security held	328.4	442.7	
未提撥準備之風險淨額約數	Estimated net exposures not yet provided	10.5	59.6	
不履行貸款比率	Non-performing loan ratio	2.07%	2.26%	
逾期及經重組貸款比率	Overdue and reschedule loan ratio	2.57%	3.60%	

在經濟疲弱及失業率高企的年頭，集團零售借貸組合信貸質素轉壞。個人破產個案湧現，貸款虧損激增，不利活躍於私人借貸業務的銀行。集團已收緊信用卡及個人借貸的授信條件及批核準則，惟有關準備支出仍大幅上升。針對個人破產個案不斷增加(大部份屬於自願入稟性質)，集團採取更審慎之撥備政策，為凡涉及入稟申請迫令或自願個人破產之私人借貸風險作全數特別撥備。集團將繼續檢討及改良其信貸批核準則，以減輕二零零二年因私人信貸質素惡化的影響。

In a year of weak economic conditions and rising unemployment, the credit quality of our retail lending portfolio deteriorated. The cyclical surge in personal bankruptcies exacerbated loan losses and adversely affected banks active in consumer finance. Although we implemented measures to tighten our underwriting and approval criteria for our credit card and personal lending, the provision charge for the segment rose significantly. Responding to the rising level of personal bankruptcies, many of which are voluntary petitions, the Group took the decision to adopt a more prudent provisioning practice by making full specific provisioning against all consumer finance exposures once personal bankruptcy is petitioned against or by the borrowers. We will continue to review and implement enhancements in our credit approval standards to contain the deterioration in the quality of consumer credits in 2002.

資產質素(續)

Asset Quality (Continued)

於二零零一年，商業銀行及租購貸款業務資產質素均有改善，壞賬支出較去年為低。信貸表現漸見平穩，不履行貸款比率與逾期及經重組貸款比率遂得以降低。

The asset quality of our commercial banking and hire purchase businesses improved in 2001. A lower amount of bad debt charge in these businesses was achieved in the year relative to 2000. The more stable credit performance in these businesses contributed to a lowering in our non-performing loan ratio and overdue & rescheduled loan ratio.

資本及流動資金

Capital and Liquidity

集團銀行系	Banking Group	二零零一年 2001	二零零零年 2000
資本基礎(以百萬港元列示)	Capital base (HK$ million)		
一 核心資本	– Core capital	4,365	3,900
一 附加資本與扣減項目	– Supplementary capital and deductions	1,349	361
扣減後的資本基礎總額	Total capital base after deductions	5,714	4,261
資本充足比率(年結日)	Capital adequacy ratio (as at year end)		
一 一級	– Tier 1	14.2%	13.1%
一 一級及二級(扣減後)	– Tier 1 and Tier 2 (after deductions)	18.7%	14.3%
流動資金比率(全年平均值)	Liquidity ratio (average for the year)	46.2%	44.4%

大新銀行於二零零一年三月發行其首批後償債券，總額為一億二千五百萬美元。此債券乃十年期債券，至二零一一年三月屆滿，可於發行後第五週歲即二零零六年三月以發行人認購期權全數贖回。因符合二級資本資格，此債券有助提高集團銀行系之資本充足比率。

Dah Sing Bank issued its first subordinated bond for US$125 million in March 2001. The bond is a 10-year issue due in March 2011 with an issuer call option to fully redeem the whole bond on its 5th anniversary in March 2006. This qualifies as Tier 2 capital and helped to boost the Banking Group's capital adequacy ratio during the year.

發行二級資本有助大新銀行達至更佳資本組合，並提高其資本基礎，有助擴展業務發展。

Issuing Tier 2 capital helps Dah Sing Bank to optimize its capital mix and the higher capital base enables the Bank to pursue additional business expansion.

集團增加債務證券組合總值，流動投資數額遂被推高。增加高質素的流動資產，令二零零一年平均流動資金比率得以進一步提高。

With an increasing pool of liquid investments as we grow our debt securities portfolios, a high quality of liquidity was attained and our average liquidity ratio was further lifted in 2001.

人力資源

集團於年內繼續改善工作流程及重新分配資源以配合市場變化、業務組合及新業務發展。新增業務與客戶數目升幅雖然理想，員工人數的嚴緊控制仍未鬆懈。

二零零一年內，集團悉力提昇培訓內容，重點包括「領袖培訓」和「風險管理」等範疇。

二零零一年底，集團聘用人數共一千四百七十七名，較二零零零年底之一千五百五十一名，減少七十四名。

資訊科技與電子商務

投資於資訊系統之資源承諾為達至創新產品、提升效率、改善客戶服務及最終貢獻未來盈利之一項主要要素。

用於資訊科技的資源與投資，最終為建立一座靈活的資訊系統平台，能配合市場之瞬息萬變、支援新增產品服務、以及透過多渠道分銷網提供客戶服務。為支援業務運作與分散風險，集團更積極發揮有效資訊科技資源分配，並藉提昇資訊科技基礎系統，改善操作表現。

過往數年，大新銀行投資不少資訊科技資源，通過集團網頁www.dahsing.com，提供廣泛的電子網上銀行應用及服務，配合分行網絡、銷售及服務中心、電子理財中心與自動櫃員機等既有分銷渠道，發揮相輔相承之效。

Human Resources

We continued our process streamlining and resource reallocation over the year to align with changes in markets, business mix and new business initiatives. A tight control on staffing was maintained in spite of the encouraging increase in new business and customers.

In 2001, we made a strong effort to upgrade training with new emphasis on areas such as leadership development and risk management.

At the end of 2001, the total number of employees of the Group was 1,477, down 74 from 1,551 at the end of 2000.

Information Technology and e-Business

Investing in IT is a key resource commitment and a fundamental prerequisite for achieving product innovation, efficiency enhancement, improved customer service and ultimately contributing to future profitability.

Our IT resources and investment are primarily geared toward developing a dynamic IT platform that is capable of responding to rapid market changes and supporting new products and services, and to delivering our services through multi-channel distribution. To support our continued business and risk diversification, we are actively exploring ways to optimise our IT resource allocation and to achieve a higher level of performance by upgrading our IT infrastructure systems.

Over the past few years, Dah Sing Bank invested a significant amount of IT resources to accomplish a comprehensive range of e-banking applications and services which are distributed over the Internet via our website **www.dahsing.com**, complementing the traditional channels of branches, sales and services centres, call centres and ATMs.

董事會謹提呈截至二零零一年十二月三十一日止年度之報告及經審核之賬目。

The Directors submit their report together with the audited accounts for the year ended 31st December 2001.

主要業務及營運之分項分析

PRINCIPAL ACTIVITIES AND SEGMENT ANALYSIS OF OPERATIONS

大新金融集團有限公司(「本公司」)之主要業務為投資控股，而附屬公司之主要業務則見賬目附註廿四。本年度按業務分項之本公司及附屬公司(「本集團」)業績表現分析載於賬目附註四十。

The principal activity of Dah Sing Financial Holdings Limited (the "Company") is investment holding. The principal activities of the subsidiaries are shown in note 24 to the accounts. An analysis of the performance of the Company and its subsidiaries (the "Group") for the year by business segment is set out in note 40 to the accounts.

業績及盈餘分配

RESULTS AND APPROPRIATIONS

本集團截至二零零一年十二月三十一日止年度之業績載於第31頁之綜合損益結算表內。

The results of the Group for the year ended 31st December 2001 are set out in the consolidated profit and loss account on page 31.

董事會宣派中期股息每股0.52港元，共派128,221,000港元，已於二零零一年九月三日派發。

The Directors declared an interim dividend of HK$0.52 per share, totalling HK$128,221,000 which was paid on 3rd September 2001.

董事會建議派發末期股息每股0.60港元，共派147,947,000港元。

The Directors recommend the payment of a final dividend of HK$0.60 per share, totalling HK$147,947,000.

股本

SHARE CAPITAL

本公司股本之變動詳情載於賬目附註卅二。

Details of the movements in share capital of the Company are shown in note 32 to the accounts.

儲備

RESERVES

本集團及本公司是年度之儲備變動詳情載於賬目附註卅三。

Movements in the reserves of the Group and of the Company during the year are set out in note 33 to the accounts.

捐款

DONATIONS

本集團是年度之慈善及其他捐款共達330,000港元。

During the year, the Group made charitable and other donations amounting to HK$330,000.

固定資產

FIXED ASSETS

本公司並無持有任何固定資產。集團固定資產變動則詳載於賬目附註廿五。

The Company does not hold any fixed assets. Details of the movements in fixed assets of the Group are shown in note 25 to the accounts.

董事會

DIRECTORS

本年度內及直至本報告日期止董事芳名：

The Directors during the year and up to the date of this report are:

王守業
主席

David Shou-Yeh Wong
Chairman

周忠繼 O.B.E. J.P.
副主席

Chung-Kai Chow O.B.E. J.P.
Vice Chairman

賈世德
副主席

Ronald Carstairs
Vice Chairman

董事會(續)

生田正治

周偉偉

Ian Harley

韓以德

莊先進

Peter G. Birch C.B.E.

史習陶

髙宮泉

黃漢興
常務董事

伍耀明

安德生

王伯凌
(二零零一年八月八日獲委任)

孫大倫
(二零零二年一月一日獲委任)

蔭山真人
(二零零二年三月五日獲委任)

中村清次
(生田正治之替任董事)

Graham S. Long
(Ian Harley之替任董事)

藤本公亮
(二零零一年五月十日退任)

川俣喜昭
(二零零一年五月十日獲委任及於二零零二年三月五日退任)

大島誠
(於二零零一年五月十日獲委任為川俣喜昭之替任董事及於同日退任藤本公亮之替任董事;於二零零二年三月五日退任川俣喜昭之替任董事)

按照本公司組織章程細則第110條規定,賈世德、Peter G. Birch、Ian Harley與生田正治輪值告退,但表示如再度獲選,願繼續連任。

DIRECTORS (Continued)

Masaharu Ikuta

John Wai-Wai Chow

Ian Harley

David R. Hinde

John W. Simpson

Peter G. Birch C.B.E.

Robert Tsai-To Sze

Izumi Takamiya

Hon-Hing Wong
Managing Director

Yiu-Ming Ng

Roderick Stuart Anderson

Gary Pak-Ling Wang
(appointed on 8th August 2001)

Tai-Lun Sun (Dennis Sun)
(appointed on 1st January 2002)

Mahito Kageyama
(appointed on 5th March 2002)

Seiji Nakamura
(alternate to Masaharu Ikuta)

Graham S. Long
(alternate to Ian Harley)

Kimisuke Fujimoto
(resigned on 10th May 2001)

Yoshiaki Kawamata
(appointed on 10th May 2001 and resigned on 5th March 2002)

Makoto Oshima
(appointed as an alternate to Yoshiaki Kawamata and ceased to be an alternate to Kimisuke Fujimoto on 10th May 2001; resigned as an alternate to Yoshiaki Kawamata on 5th March 2002)

In accordance with Article 110 of the Company's Articles of Association, Ronald Carstairs, Peter G. Birch, Ian Harley and Masaharu Ikuta retire by rotation and, being eligible, offer themselves for re-election.

董事會(續)

DIRECTORS (Continued)

按照本公司組織章程細則第114條規定，王伯淩、孫大倫與蔭山真人將於應屆之股東週年大會告退，但表示如再度獲選，願繼續連任。

In accordance with Article 114 of the Company's Articles of Association, Gary Pak-Ling Wang, Tai-Lun Sun (Dennis Sun) and Mahito Kageyama will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

董事權益

DIRECTORS' INTERESTS

於二零零一年十二月三十一日，根據本公司依證券(披露權益)條例第29條規定而設置之登記冊所載記錄顯示，各董事在本公司股本中權益如下：

At 31st December 2001, the interests of the Directors in the share capital of the Company as recorded in the register maintained under section 29 of the Securities (Disclosure of Interests) Ordinance were as follows:

		股份數量 Number of shares			
董事	Director	個人權益 Personal Interests	法團權益 Corporate Interests	其他權益 Other Interests	合計 Total
王守業	David Shou-Yeh Wong	–	4,344,746 (註甲)(Note a)	87,379,236 (註乙)(Note b)	91,723,982
周忠繼 O.B.E. J.P.	Chung-Kai Chow O.B.E. J.P.	650,676	–	–	650,676
周偉偉	John Wai-Wai Chow	797,248	–	–	797,248
莊先進	John W. Simpson	16,017	–	–	16,017
Peter G. Birch C.B.E.	Peter G. Birch C.B.E.	50,000	–	–	50,000
安德生	Roderick Stuart Anderson	60,131	–	–	60,131

註：

甲) 王守業之法團權益乃指由其擁有三分之一或以上權益公司所持有之股份。

乙) 此等股份乃由為王守業及其家族利益而成立之全權信託受託人匯豐國際信託有限公司間接持有。

Notes:

a) The corporate interest of David Shou-Yeh Wong is in respect of shares held by a company in which he has an interest of one third or more.

b) Such shares are indirectly held by HSBC International Trustee Limited, the trustee of a discretionary trust established for the benefit of David Shou-Yeh Wong and his family.

根據本公司股東於一九九五年五月十七日所通過之行政人員優先認股計劃，本公司若干董事獲授予按每份認股權1港元代價可認購本公司股本中每股面值2港元股份之權利。認購價仍按本公司於香港交易所買賣之股份，在授予日期前五個交易日之平均收市價相對折讓百分之十(適用於在一九九七年十一月二十七日所授予之認股權)或折讓百分之五(適用於在二零零零年四月三日所授予之認股權)所計算。該等認股權可於獲授予日期起計第一至第五周歲日期間按不同數額行使。

Pursuant to the Executive Share Option Scheme approved by the shareholders of the Company on 17th May 1995, certain Directors of the Company were granted options at a consideration of HK$1 per option to subscribe for shares of the Company with a par value of HK$2 each. The subscription prices were calculated at a discount of 10% (in respect of the options granted on 27th November 1997) or 5% (in respect of the options granted on 3rd April 2000) relative to the average closing prices of the Company's shares traded on the Hong Kong Stock Exchange for the 5 trading days immediately preceding the dates of grant. The options can be exercised in varying amounts between the first and fifth anniversaries of the dates of grant.

董事權益(續)

DIRECTORS' INTERESTS (Continued)

截至二零零一年十二月三十一日止，各董事仍未行使之可認購本公司股份權利之結餘股份數目如下：

The number of shares available under the outstanding options for respective Directors as at 31st December 2001 were as follows:

授予日期 Date of grant		一九九七年十一月二十七日 27th November 1997	二零零零年四月三日 3rd April 2000
每股行使價 Exercise price per share		13.57港元 HK$13.57	26.28港元 HK$26.28
黃漢興	Hon-Hing Wong	–	800,000
伍耀明	Yiu-Ming Ng	–	200,000
安德生	Roderick Stuart Anderson	–	200,000
王伯淩	Gary Pak-Ling Wang	100,000	–

於二零零一年間，賈世德於二零零一年五月行使認股權認購200,000股本公司股份。依據行政人員認股計劃賦予權力，本公司已按認股權行使當日本公司股份每股收市價與其設定認購26.28港元之溢價每股17.52港元，以現金代替配發新股予賈世德。支付總額為三百五十萬零四千港元。賈世德擁有本公司200,000股之認股權確認為已全數行使。

In 2001, Mr. Ronald Carstairs exercised his option to subscribe for 200,000 shares of the Company in May 2001. Instead of allotting new shares, the Company exercised its discretion as allowed by the Executive Share Option Scheme by paying Mr. Carstairs HK$17.52 per share in cash, which is the excess of closing market price on the exercise date over the predetermined subscription price of HK$26.28 each. The aggregate payment amounted to HK$3,504,000 and the option granted to Mr. Carstairs to subscribe for 200,000 shares was confirmed as exercised.

除上述所載外，本年度內本公司及各附屬公司概無簽訂任何協議，使本公司董事及其配偶和未滿十八歲之子女可藉收購本公司或任何其他法人團體之股份或債券而取得利益。

Apart from the above, at no time during the year was the Company or its subsidiaries a party to any arrangements to enable the Directors of the Company nor their spouses or children under 18 years of age to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

各董事與本公司並無簽訂任何服務合約。

The Directors do not have any service contracts with the Company.

本年度內或年結時，本公司及各附屬公司概無簽訂任何有關本公司之業務而本公司董事直接或間接擁有重大權益之重要合約。

No contracts of significance in relation to the Company's business to which the Company or its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

主要股東

於二零零一年十二月三十一日，依證券(披露權益)條例第16(1)條而設置之主要股東登記冊，顯示本公司已接獲有關下列持有本公司發行股本百分之十或以上權益之通知。此等權益並不包括以上披露之董事權益。

SUBSTANTIAL SHAREHOLDERS

At 31st December 2001, the register of substantial shareholders maintained under section 16(1) of the Securities (Disclosure of Interests) Ordinance showed that the Company had been notified of the following interests, being 10% or more of the Company's issued share capital. These interests are in addition to those disclosed above in respect of Directors.

股東 Shareholder	股份數量 Number of shares
UFJ Bank Limited (formerly, The Sanwa Bank, Limited)	36,998,266 (註) (Note)

註：

於二零零二年三月五日本公司截至二零零一年十二月三十一日止財政年度賬目通過日，UFJ Bank Limited實質持有本公司37,268,266股權益。

Note:

As at 5th March 2002 when the Company's accounts for the financial year ended 31st December 2001 were approved, UFJ Bank Limited was beneficially interested in 37,268,266 shares of the Company in issue.

購買、出售或贖回股份

本公司於年內並無贖回任何本身之股份。另本公司及各附屬公司於年內亦無購買或出售任何本公司之股份。

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

管理合約

本年度內，本公司並無就全盤或其中重大部份業務簽訂或存有任何管理及行政合約。

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

符合指引聲明

本集團已完全遵照香港金融管理局頒佈之「本地註冊認可機構披露財務資料」指引之各項準則披露其銀行業務之業績。

STATEMENT OF COMPLIANCE

The Group has fully complied with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" issued by the Hong Kong Monetary Authority in disclosing the results of its banking business.

五年財務數據

本集團過去五年之公佈業績、資產及負債已載列於本年報之「財政狀況概要」內。

FIVE YEAR FINANCIAL INFORMATION

The published results and the assets and liabilities of the Group for the last five years are included in the section of the annual report under "Financial Summary".

主要客戶

是年度少於百分之三十之利息收入及其他營運收入源自本集團最大五名客戶。

MAJOR CUSTOMERS

During the year, the Group derived less than 30% of its interest income and other operating income from its five largest customers.

最佳應用守則

本公司於是年度已遵行香港聯合交易所有限公司上市規則中建議之最佳應用守則，惟(一)因所有董事(不包括常務董事)均須根據本公司之組織章程細則規定在股東週年大會上輪值告退，因此非執行董事並無指定之委任任期；(二)集團審核委員會成員共五名，四名為獨立非執行董事，並有一名執行董事，該名執行董事為審核委員會提供有關銀行業務專才及對集團廣泛之認知。

結算日後事項

於二零零二年二月十九日，集團與中國建設銀行簽定一項買賣協議，集團同意出售其持有經營銀行業務及其他相關服務之建新銀行有限公司及其附屬機構餘下之百分之三十股份。交易已於二零零二年二月二十二日完成，實收金額為105,165,000港元，乃依據協議價103,800,000港元，加以由二零零一年九月一日起至完成日前一日止期內按香港銀行同業拆息計算之利息。

核數師

本賬目已經羅兵咸永道會計師事務所審核，該核數師任滿告退，但表示願應聘連任。

承董事會命
王守業
主席

香港　二零零二年三月五日

CODE OF BEST PRACTICE

During the year, the Company was in compliance with the Code of Best Practice as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited, except that (1) non-executive Directors were not appointed for a specific term since all Directors, excluding the Managing Director, have been subject to rotation in annual general meetings pursuant to the Company's Articles of Association and (2) the Audit Committee comprises five members with four independent non-executive Directors and one executive Director who brings particular banking expertise and extensive knowledge of the Group to the Audit Committee.

SUBSEQUENT EVENT

On 19th February 2002, the Group reached an agreement with China Construction Bank to dispose of its remaining 30% interest in Jian Sing Bank Limited and its subsidiaries which are engaged in banking and other related services. The transaction was completed on 22nd February 2002 and the actual consideration received was HK$105,165,000 based on an agreed price of HK$103,800,000 together with the interest calculated thereon in respect of the period commencing on 1st September 2001 and ending on the date immediately preceding the completion date at a rate equal to Hong Kong Interbank Offered Rate.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board
David Shou-Yeh Wong
Chairman

Hong Kong, 5th March 2002

綜合損益結算表 Consolidated Profit and Loss Account

截至二零零一年十二月三十一日止年度
(以港幣千元位列示)

For the year ended 31st December 2001
(Expressed in thousands of Hong Kong dollars)

		附註 Note	2001	2000
利息收入	Interest income	2	**3,183,478**	3,817,010
利息支出	Interest expense	2	**(1,502,678)**	(2,282,772)
淨利息收入	Net interest income		**1,680,800**	1,534,238
其他營運收入	Other operating income	3	**547,294**	502,677
營運收入	Operating income		**2,228,094**	2,036,915
營運支出	Operating expenses	4	**(927,668)**	(823,236)
扣除準備前之營運溢利	Operating profit before provisions		**1,300,426**	1,213,679
壞賬及呆賬準備調撥	Charge for bad and doubtful debts	5	**(424,950)**	(311,177)
扣除準備後之營運溢利	Operating profit after provisions		**875,476**	902,502
出售/重估固定資產淨(虧損)/收益	Net (loss) / gain on disposal / revaluation of fixed assets	6	**(50,476)**	5,902
出售持至到期及非持作買賣用途的證券淨收益	Net gain on disposal of held-to-maturity and non-trading securities	7	**179,631**	14,557
一般業務溢利	Profit on ordinary activities		**1,004,631**	922,961
應佔共同控制實體淨虧損	Share of net losses of jointly controlled entities		**(20,000)**	–
應佔聯營公司淨(虧損)/溢利	Share of net (losses) / profits of associates		**(620)**	4,628
除稅前溢利	Profit before taxation		**984,011**	927,589
稅項	Taxation	10	**(117,704)**	(104,797)
除稅後溢利	Profit after taxation		**866,307**	822,792
少數股東權益	Minority interests		**1,892**	(12,519)
股東應佔溢利	Profit attributable to shareholders	11	**868,199**	810,273
股息	Dividends	12	**276,168**	266,041
			港元 HK$	港元 HK$
基本每股盈利	Basic earnings per share	13	**3.52**	3.29
攤薄每股盈利	Diluted earnings per share	13	**3.52**	3.29

綜合資產負債表 | Consolidated Balance Sheet

(以港幣千元位列示)
(Expressed in thousands of Hong Kong dollars)

		附註 Note	2001	2000
資產	**ASSETS**			
現金及短期資金	Cash and short-term funds	14	**6,925,793**	6,635,757
貿易票據	Trade bills	15	**535,645**	454,826
持有的存款證	Certificates of deposit held	16, 34	**524,766**	347,882
持作買賣用途的證券	Trading securities	17	**3,173,305**	1,692,257
各項客戶貸款及其他賬目	Advances to customers and other accounts	18	**30,081,342**	30,379,473
持至到期證券	Held-to-maturity securities	20, 34	**4,597,102**	7,106,084
非持作買賣用途的證券	Non-trading securities	21	**6,234,977**	803,759
聯營公司投資	Investments in associates	22	**99,866**	115,175
共同控制實體投資	Investments in jointly controlled entities	23	**27,000**	29,800
固定資產	Fixed assets	25	**1,302,828**	1,338,171
股東應佔長期人壽保險業務價值	Value of long-term life assurance business attributable to shareholders	26	**593,029**	517,413
投保人應佔長期資產值	Assets of long-term fund attributable to policyholders	27	**336,222**	281,006
資產合計	Total assets		**54,431,875**	49,701,603
負債	**LIABILITIES**			
銀行及其他金融機構存款及結餘	Deposits and balances of banks and other financial institutions	34	**293,164**	427,371
客戶的往來、定期、儲蓄及其他存款	Current, fixed, savings and other deposits of customers	34	**33,030,725**	31,384,912
已發行的存款證	Certificates of deposit issued	34	**5,652,190**	6,094,799
其他賬目及預提	Other accounts and accruals	28	**8,219,098**	6,178,071
長期負債之一年內應償還額	Current portion of long-term liabilities	29	**230,000**	100,000
長期負債	Long-term liabilities	29	**200,000**	330,000
投保人應佔之長期負債	Long-term liabilities attributable to policyholders	27	**336,222**	281,006
負債合計	Total liabilities		**47,961,399**	44,796,159
資本來源	**CAPITAL RESOURCES**			
借貸資本	Loan capital	31	**974,719**	–
少數股東權益	Minority interests		**78,312**	80,967
股本	Share capital	32	**493,158**	493,058
儲備	Reserves	33	**4,776,340**	4,168,710
擬派末期股息	Proposed final dividend	12	**147,947**	162,709
股東資金	Shareholders' funds		**5,417,445**	4,824,477
資本來源合計	Total capital resources		**6,470,476**	4,905,444
負債及資本來源合計	Total liabilities and capital resources		**54,431,875**	49,701,603

王守業 *董事*　　**黃漢興** *董事*

David Shou-Yeh Wong
Director

Hon-Hing Wong
Director

資產負債表 Balance Sheet

二零零一年十二月三十一日
(以港幣千元位列示)

As at 31st December 2001
(Expressed in thousands of Hong Kong dollars)

		附註 Note	2001	2000
附屬公司投資	Investments in subsidiaries	24	**2,325,633**	2,319,314
流動資產	Current assets			
銀行結餘	Bank balances		**2,853**	23,009
應收利息及其他賬目	Interest receivable and other accounts		**38,608**	51,155
			41,461	74,164
流動負債	Current liabilities			
長期負債之一年內應償還額	Current portion of long-term liability	29	**–**	100,000
應付支出及其他賬目	Accrued expenses and other accounts		**4,470**	4,872
			4,470	104,872
淨流動資產/(負債)	Net current assets / (liabilities)		**36,991**	(30,708)
			2,362,624	2,288,606
資金來源:	Financed by:			
股本	Share capital	32	**493,158**	493,058
儲備	Reserves	33	**1,521,519**	1,432,839
擬派末期股息	Proposed final dividend	12	**147,947**	162,709
股東資金	Shareholders' funds		**2,162,624**	2,088,606
長期負債	Long-term liability	29	**200,000**	200,000
			2,362,624	2,288,606

王守業 *董事*　　**黃漢興** *董事*

David Shou-Yeh Wong
Director

Hon-Hing Wong
Director

綜合現金流量結算表 Consolidated Cash Flow Statement

(以港幣千元位列示)
(Expressed in thousands of Hong Kong dollars)

		附註 Note	2001	2000
經營業務現金流入/(流出)淨額	Net cash inflow / (outflow) from operating activities	38(a)	**46,884**	(1,395,091)
投資回報及融資成本	Returns on investments and servicing of finance			
收取聯營公司股息	Dividends received from an associate		**1,551**	–
支付借貸資本利息	Interest paid on loan capital		**(31,574)**	–
支付已發行的存款證利息	Interest paid on certificates of deposit		**(320,536)**	(363,284)
派發普通股股息	Dividends paid on ordinary shares		**(290,930)**	(226,246)
派發予附屬公司少數股東之股息	Dividends paid to minority shareholders in a subsidiary		**–**	(18,130)
投資回報及融資成本之現金流出淨額	Net cash outflow from returns on investments and servicing of finance		**(641,489)**	(607,660)
稅項	Taxation			
(已繳)/已退香港利得稅淨稅款	Net Hong Kong profits tax (paid) / refunded		**(3,629)**	293
投資業務	Investing activities			
購置固定資產	Purchase of fixed assets		**(82,719)**	(62,110)
出售固定資產所得款項	Proceeds from disposal of fixed assets		**61**	31,780
聯營公司償還之資本	Capital repayment from an associate		**390**	3,960
購入附屬公司	Purchase of a subsidiary	38(b)	**(1,225)**	–
投資有限責任合夥公司作稅務用途	Investments in limited partnerships for taxation purposes		**(44,991)**	(146,535)
投資業務現金流出淨額	Net cash outflow from investing activities		**(128,484)**	(172,905)
融資前現金流出淨額	Net cash outflow before financing		**(726,718)**	(2,175,363)
融資	Financing			
發行普通股份	Issue of ordinary shares		**677**	10,474
向附屬公司少數股東償還之資本	Capital repayment to minority shareholders in a subsidiary		**–**	(141,479)
新做長期融資貸款	New long-term loan		**–**	280,000
發行存款證	Certificates of deposit issued		**1,639,000**	3,676,220
贖回存款證	Certificates of deposit redeemed		**(2,081,072)**	(2,045,598)
發行借貸資本	Loan capital issued		**974,863**	–
融資現金流入淨額	Net cash inflow from financing	38(d)	**533,468**	1,779,617
現金及現金等價物之減少	Decrease in cash and cash equivalents		**(193,250)**	(395,746)
上年度現金及現金等價物	Cash and cash equivalents at beginning of the year		**4,565,439**	4,961,185
是年度現金及現金等價物	Cash and cash equivalents at end of the year	38(e)	**4,372,189**	4,565,439

綜合已確認損益報表
Consolidated Statement of Recognised Gains and Losses

截至二零零一年十二月三十一日止年度
（以港幣千元位列示）

For the year ended 31st December 2001
(Expressed in thousands of Hong Kong dollars)

		附註 Note	2001	2000
直接確認於權益之收益及虧損	Gains and losses recognised directly in equity			
行產重估減值	Deficit on revaluation of premises	33	**(718)**	–
非持作買賣用途的證券公平值變動所確認之收益	Recognised gains arising from change in fair value of non-trading securities	33	**37,409**	20,912
未於損益賬確認之收益淨額	Net gains not recognised in the profit and loss account		**36,691**	20,912
股東應佔溢利	Profit attributable to shareholders		**868,199**	810,273
出售非持作買賣用途的證券而變現之投資重估儲備	Investment revaluation reserve realised on disposal of non-trading securities	33	**(21,669)**	(7,555)
行產重估儲備撇除	Premises revaluation reserve written down	33	**–**	(3,893)
出售行產	Disposal of premises	33	**–**	(1,496)
已確認收益總額	Total recognised gains		**883,221**	818,241

一、主要會計政策

(壹) 主要業務

本集團之主要業務為提供銀行服務、人壽保險業務、財務及其他有關服務,而本公司之主要業務為投資控股。

(貳) 編製基準

賬目乃根據歷史成本常規法編製,並就若干行產、投資物業及證券投資之重估價值予以修訂。賬目並根據香港普遍採納之會計原則及遵從由香港會計師公會所頒佈之會計實務準則編製。

於本年度,本集團採納下列由香港會計師公會發出之會計實務準則,該等會計實務準則於二零零一年一月一日或以後開始之會計期間生效:

會計實務準則第九號(修訂):「結算日後的事項」

會計實務準則第廿六號:「分部報告」

會計實務準則第廿八號:「準備、或然負債和或然資產」

會計實務準則第卅一號:「資產減值」

會計實務準則第卅二號:「綜合財務報表和對附屬公司投資之會計處理」

以下之會計政策已採納此等新準則。

綜合賬目主要包括銀行附屬公司及保險附屬公司之賬目,並按照香港金融管理局所頒佈之「本地註冊認可機構披露財務資料」指引之要求而編列。

1. PRINCIPAL ACCOUNTING POLICIES

(a) *Principal activities*

The principal activities of the Group are the provision of banking, life assurance business, financial and other related services. The principal activity of the Company is investment holding.

(b) *Basis of preparation*

The accounts have been prepared under the historical cost convention as modified by the revaluation of certain premises, investment properties and investments in securities, and in accordance with accounting principles generally accepted in Hong Kong and comply with Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants ("HKSA").

In the current year, the Group has adopted the following SSAPs issued by the HKSA which are effective for accounting periods commencing on or after 1st January 2001:

SSAP 9 (revised):	Events after the balance sheet date
SSAP 26:	Segment reporting
SSAP 28:	Provisions, contingent liabilities and contingent assets
SSAP 31:	Impairment of assets
SSAP 32:	Consolidated financial statements and accounting for investments in subsidiaries

The accounting policies set out below have taken into account the new standards.

The consolidated accounts, which substantially comprise the accounts of banking subsidiaries and a life assurance subsidiary, have been prepared in accordance with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" issued by the Hong Kong Monetary Authority.

一、主要會計政策(續)

(叁) 綜合賬目

綜合賬目包括本公司及本集團截至十二月三十一日止之賬目。附屬公司指本集團控制董事會之組成、超過半數投票權或持有過半數發行股本之公司。在年內購入或售出之附屬公司，其業績由收購生效日起計或計至出售生效日止列入綜合損益賬內。

所有集團內公司間之重大交易及結餘已於綜合賬目時對銷。

少數股東權益指外界股東在附屬公司之經營業績及資產淨值中擁有之權益。

在本公司之資產負債表內，附屬公司之投資以成本扣除減值虧損準備入賬。本公司將附屬公司之業績按已收及應收股息入賬。

人壽保險投保人之應佔長期資產值在綜合資產負債表上已分別列賬，以便於反映股東及投保人在長期人壽保險業務內之不同權益。

(肆) 聯營公司

聯營公司乃本集團持有其權益作為長期投資及對其管理具有重要性影響而又不屬於附屬公司之公司。

綜合損益結算表包括本集團所佔聯營公司全年業績之部份。綜合資產負債表包括本集團所佔聯營公司之淨資產。

本公司資產負債表內，聯營公司投資是以成本減去減值虧損準備列賬。本公司將聯營公司之業績按已收及應收股息入賬。

當在聯營公司之投資賬面值到達零，便不再採用權益會計法，除非集團就該聯營公司負有承擔或有擔保之承擔。

1. PRINCIPAL ACCOUNTING POLICIES (Continued)

(c) *Consolidation*

The consolidated accounts include the accounts of the Company and the Group made up to 31st December. Subsidiaries are those entities in which the Group controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

In order to reflect the different nature of the shareholders' and policyholders' interests in the long-term life assurance business, the assets of the long-term fund attributable to policyholders of the life assurance business are classified under a separate heading in the consolidated balance sheet.

(d) *Associates*

An associate is a company, not being a subsidiary, in which an equity interest is held for the long term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associates for the year. The consolidated balance sheet includes the Group's share of the net assets of the associates.

In the Company's balance sheet the investments in associates are stated at cost less provision for impairment losses. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

Equity accounting is discontinued when the carrying amount of the investment in an associate reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associate.

一、主要會計政策(續)

(伍) 共同控制實體

共同控制實體指集團與其他人士以合約協議方式共同進行經濟活動，該活動受合營各方共同控制，任何一方均沒有單方面之控制權。

綜合損益賬包括集團應佔共同控制實體本年度業績，而綜合資產負債表則包括集團應佔共同控制實體之淨資產。

(陸) 收入確認基礎

甲) 利息收入

利息收入乃按應計制於損益賬內確認。當預期貸款最終未能收回，應計利息便會終止。一般情況下，如貸款逾期超過三個月，應計利息將會暫停，除(1)以組合形式管理的有息信用卡或消費貸款；(2)抵押品之可變現淨值足以抵銷未償還本金及應計利息的樓宇按揭貸款；及(3)遵照重組貸款的條款而清還之貸款。

相對(1)，各個貸款值相對較細，令個別貸款審閱和利息暫記並不實際。一般情況下，該等貸款的應計利息在拖欠期內仍然繼續，直至撇賬為止。特別準備乃按此等拖欠貸款及其應計利息漸進提撥。拖欠而未清還的餘額會在六個月內全數準備，隨即撇賬。有關貸款之累計利息亦會在撇賬之同時在利息收入中沖賬。

相對(2)，若樓宇按揭貸款已拖欠超過十二個月，則不考慮其抵押品之可變現淨值而暫停應計利息。

相對(3)，經重組的貸款若能適當地遵照重組的條款才能制定應計利息。

1. PRINCIPAL ACCOUNTING POLICIES (Continued)

(e) Jointly controlled entities

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities.

(f) Income recognition

i) Interest income

Interest income is recognised in the profit and loss account as it accrues. Interest accrual ceases when the loans have no prospect of eventual recovery. Interest accrual is typically suspended if a loan is overdue for three months except for (1) loans which are interest bearing credit card receivables or consumer loans managed on a portfolio basis; (2) residential mortgage loans where the net realisable value of collateral is sufficient to cover the outstanding principal and accrued interest; and (3) loans that are restructured and serviced in accordance with revised credit facilities.

For (1), the relatively small value for each loan makes individual loan review and interest suspension impractical. Interest accrual for such loans is typically continued during the delinquency period until the point of write-off. Specific provisions are progressively made against such delinquent loans together with the accrued interest. The outstanding balance of the loans in arrears is fully provided for in less than six months, followed by write-off. Interest accrued is reversed from interest income upon the write-off of the relevant loans.

For (2), interest accrual is suspended if a residential mortgage loan is in arrears for more than twelve months, irrespective of the net realisable value of the collateral.

For (3), interest accrual on the restructured loans will only be made if the relevant loans have been properly serviced in accordance with the terms of the restructured credit facilities.

一、主要會計政策(續)

1. PRINCIPAL ACCOUNTING POLICIES (Continued)

(陸) 收入確認基礎(續)

(f) Income recognition (Continued)

乙) 服務費及佣金收入

服務費及佣金收入乃於應收期間記賬，而預繳之服務費則遞延至有關年期確認。

ii) Fees and commission income

Fees and commission income are accounted for in the period when receivable, except for fees receivable in advance which are deferred and recognised over the relevant period.

丙) 股息收入

股息收入在收取款項之權利確認時入賬。

iii) Dividend income

Dividend income is recognised when the right to receive payment is established.

(柒) 各項客戶貸款及其他賬目

各項客戶貸款及其他賬目乃將其未償還結餘扣除壞賬及呆賬準備後記入資產負債表。

向借款人墊付現金時，貸款即被確認。

(g) Advances to customers and other accounts

Advances to customers and other accounts are generally reported in the balance sheet at the principal amount outstanding net of provisions for bad and doubtful debts.

All advances are recognised when cash is advanced to borrowers.

(捌) 壞賬及呆賬準備

當信貸委員會對本金或利息最終能否全數收回有所懷疑時，透過由董事會所授予的權力，可對特定的貸款和墊款作出準備。因應信貸委員會對該等已被認明的貸款及墊款潛在損失作出的評估，而作出特別準備以把資產的賬面值(扣除有關抵押品)減至預期的可變現淨值。倘若不能可靠地估計損失，本集團會基於貸款分類程序而對無抵押部份的貸款以預定的水平作出準備。

本集團內部將貸款和墊款分類為五種類別：合格、需要關注、次級、呆滯和虧損。貸款和墊款的分類主要是根據對借款人的償還能力和能收回利息和/或本金的可疑度而決定。利息和/或本金拖欠時間的長短是構成有否機會收回貸款的重要指標。

(h) Provisions for bad and doubtful debts

Provisions are made against specific loans and advances as and when the Credit Committee with authority delegated by the Board of Directors have doubts on the ultimate recoverability of principal or interest in full. Specific provisions are made to reduce the carrying value of an asset, net of any collateral, to the expected net realisable value based on the Credit Committee's assessment of the potential losses on those identified loans and advances on a case-by-case basis. Where it is not possible to reliably estimate the loss, the Group applies predetermined provisioning levels to the unsecured portion of loans and advances based on the Group's loan classification procedures.

The Group internally classifies loans and advances into five categories: Pass, Special Mention, Substandard, Doubtful and Loss. The classification of loans and advances is largely based on an assessment of the borrower's capacity to repay and on the degree of doubt about the collectibility of interest and / or principal. One important indicator of collectibility is the period that payments of interest and / or principal have been overdue.

一、 主要會計政策(續)

(捌) 壞賬及呆賬準備(續)

被評定為次級貸款的逾期未償還貸款無抵押部份,會因應貸款的種類作出20%至33%的特別準備。假如有關貸款的逾期時間延長,或更多的信貸資料顯示信貸變壞而令致貸款降級,便要作進一步的特別準備。被評定為虧損貸款的逾期未償還貸款無抵押部份,將會全數作出特別準備。

凡涉及入稟申請追令或自願個人破產借貸者無抵押私人貸款均被分類為呆滯並會全數作出特別準備。

此外,亦就呆賬作出一般準備。一般準備並不特別針對任何個別貸款,而是以預定的百分比,按已扣除政府擔保及現金作抵押的貸款而作出準備。

特殊及一般準備均從資產負債表中之「各項客戶貸款及其他賬目」和「貿易票據」內扣除。

若呆賬並無任何跡象顯示可收回,其餘額將予以撇除。

(玖) 融資租賃及租購貸款

客戶所欠之融資租賃及租購貸款均列入「各項客戶貸款」內,並以投資淨額列賬。從以定息作計算基制的合約所得之收入均按逐期數字合計法入賬。

(拾) 外幣

以外幣作出之交易按交易日之匯率伸算為港元。以外幣結算之貨幣性資產及負債均依資產負債表結算日之匯率伸算。所有外幣兌換之差異已於損益結算表內處理。

1. PRINCIPAL ACCOUNTING POLICIES (Continued)

(h) Provisions for bad and doubtful debts (Continued)

Specific provisions ranging from 20% to 33% of the unsecured exposure of an overdue loan classified as Substandard is made depending on the type of loans. Further specific provisions are made if the relevant loans' overdue period lengthens, or if additional credit information indicates that more severe credit deterioration requires downgrading of the loans. Full specific provision is normally made against the outstanding unsecured exposure of an overdue loan classified as Loss.

In the case of unsecured personal bankrupt loans, they are classified as Doubtful with 100% specific provisions made whenever bankruptcy petitions are filed against or by the borrowers.

In addition, amounts have been set aside as a general provision for doubtful debts. General provision is not specifically earmarked against any individual loan and is provided based on predetermined percent of the loan book after excluding Government guaranteed loans and cash collateralised lending.

Both specific and general provisions are deducted from "Advances to customers and other accounts" and "Trade bills" in the balance sheet.

When there is no realistic prospect of recovery, the outstanding debt is written off.

(i) Finance leases and hire purchase loans

The amounts due from finance lease and hire purchase customers are included in "Advances to customers" and are stated at net investment. Income on contracts determined on a fixed interest rate basis is accrued and earned using the sum of digits method.

(j) Foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the rates of exchange ruling at the balance sheet date. All exchange differences are dealt with in the profit and loss account.

一、主要會計政策(續)

1. PRINCIPAL ACCOUNTING POLICIES (Continued)

(拾壹) 固定資產

(k) Fixed assets

甲) 行產

行產以成本或估值減累積減值虧損和折舊入賬，折舊是以直線法按其估計可用年期以折舊率撇銷其值，方法如下：—

- 租賃土地乃按照餘下之租用年期或至二零四七年六月三十日之餘下租約期折舊，以較短者為準。
- 樓宇均按五十年之估計總可用年期折舊。於估值時，重估之數額則以直線法按餘下之可用年期折舊。

行產均按獨立專業估值師作出最少每三年一次之評估，以反映其公平價值。估值是以個別物業的公開市值作為計算基準。估值會被包括於年度賬目內。重估之增值會撥入「行產重估儲備」。重估增值如用作抵銷同一資產因過去重估減值而被確認為支出的數目，則會被列作收入。減值則由先前的同一資產的估值盈餘首先抵銷，尚餘部份則於損益賬內扣除。在出售行產時，有關物業之重估儲備會由「行產重估儲備」轉撥到「保留盈利」內。

i) Premises

Premises are stated at cost or valuation less accumulated impairment losses and depreciation calculated to write off the assets over their estimated useful lives on a straight line basis as follows:–

- Leasehold land is depreciated over the remaining period of the lease or up to 30th June 2047 whichever is shorter.
- Buildings are depreciated over a total estimated useful life of 50 years. On revaluation, the revalued amount is depreciated on a straight line basis over the remaining portion of the useful life.

Premises are valued as necessary at fair value, and in any case at intervals of not more than three years by independent professional valuers. The valuations are on an open market value basis related to individual properties. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the "Premises revaluation reserve". However, a revaluation increase is recognised as income only to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense. Decreases are first set off against increases on previous valuations of the same asset and thereafter are debited to the profit and loss account. Upon disposal of the premises, the relevant portion of the revaluation reserve realised in respect of previous valuations is released and transferred from the "Premises revaluation reserve" to "Retained earnings".

乙) 投資物業

投資物業乃在建築工程已完成之土地及樓宇中所佔之權益，因其具有投資價值而持有，任何租金收入均按公平原則磋商。

ii) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

(拾壹) 固定資產(續)

(k) Fixed assets (Continued)

乙) 投資物業(續)

持有之投資物業，若其租約尚餘年期超過二十年，皆由獨立專業估值師每年估值一次。估值是以個別物業的公開市值為計算基準，而土地及樓宇並不會分開估值。估值會被包括於年度賬目內。重估之增值會撥入「投資物業重估儲備」，減值則首先以整個組合為基礎與先前之增值對銷，然後從損益賬內扣除。其後任何增值將撥入損益賬，惟以先前扣減之金額為限。

租約尚餘二十年或以下年期之投資物業均按租約尚餘年期折舊。

在出售投資物業時，重估儲備中與先前估值有關之已變現部份，將從「投資物業重估儲備」轉撥至損益賬。

丙) 傢俬、裝置、設備及汽車

傢俬、裝置、設備及汽車以成本減累積減值虧損及折舊入賬，折舊是以直線法按一般介乎五至十年之估計可用年期撇銷。

丁) 減值與出售盈虧

在每年結算日，均須考慮內外資料以評估其行產、傢俬、裝置、設備及汽車之賬面值是否出現減值。如有跡象顯示資產出現減值，則估計資產之可收回價值，及將減值虧損入賬以將資產之維持成本減至其可收回價值。此等減值虧損在損益表入賬。但假若資產乃按估值列賬，而減值虧損不超過該資產之重估盈餘，則在此情況下視為重估減值。

ii) Investment properties (Continued)

Investment properties held on leases with unexpired periods greater than 20 years are valued annually by independent professional valuers. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the "Investment properties revaluation reserve". Decreases in valuation are first set off against increases on previous valuations on a portfolio basis and thereafter are debited to the profit and loss account. Any subsequent increases in valuation are credited to the profit and loss account to the extent of the deficit previously charged.

Investment properties held on leases with unexpired periods of 20 years or less are depreciated over the remaining portion of the leases.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the "Investment properties revaluation reserve" to the profit and loss account.

iii) Furniture, fixtures, equipment and motor vehicles

Furniture, fixtures, equipment and motor vehicles are stated at cost less accumulated impairment losses and depreciation calculated to write off the assets on a straight line basis over their estimated useful lives, which are generally between 5 and 10 years.

iv) Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that the book value of premises, furniture, fixtures, equipment and motor vehicles are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the carrying cost of the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

一、主要會計政策（續）

（拾壹）固定資產（續）

丁） 減值與出售盈虧（續）

出售固定資產（投資物業除外）之收益或虧損指出售所得收入淨額與資產維持成本賬面值之差額，並於損益表入賬。任何屬於有關資產之重估儲備結餘均轉撥至保留盈餘，並列作儲備變動。

（拾貳）證券投資

甲） 持至到期證券

持至到期證券乃本集團有意及有能力持至到期之有限期債務證券。該證券按成本扣除非暫時性的減值準備列賬，而成本乃就收購時產生之溢價或折讓按到期期間作攤銷而調整，如集團預期未能收回賬面值，則撥出準備，並於產生時在損益賬中列作開支賬目。

有限期債務證券產生之溢價或折讓之攤銷已包括在利息收入中。變賣持至到期證券時之溢利或虧損，將會在產生時列於損益賬內。

乙） 持作買賣用途的證券

持作買賣用途的證券為用作在短期價格波動中賺取溢利而購入之證券，此等證券按公平值入賬。公平值乃在流動市場上活躍買賣之證券的交易市價。買賣不活躍或非上市證券，其公平值是透過向活躍證券交投的非關連財經機構取得之報價而估計。買賣用途的證券之公平值之變動在產生時確認於損益賬內。出售買賣用途的證券之溢利或虧損指出售所得款項淨額與賬面值之差額，並在產生時確認於損益賬內。

1. PRINCIPAL ACCOUNTING POLICIES (Continued)

(k) Fixed assets (Continued)

iv) Impairment and gain or loss on sale (Continued)

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings and is shown as a movement in reserves.

(l) Investment in securities

i) Held-to-maturity securities

Held-to-maturity securities are dated debt securities which the Group has the expressed intention and ability to hold to maturity. These securities are stated at cost adjusted for the amortisation of premiums or discounts arising on acquisition over the periods to maturity, less provision for diminution in their value other than temporary. Provisions are made for the amount of the carrying value which the Group does not expect to recover and are recognised as an expense in the profit and loss account as they arise.

The amortisation of premiums or discounts arising on acquisition of dated debt securities is included as part of interest income. Profits or losses on realisation of held-to-maturity securities are accounted for in the profit and loss account as they arise.

ii) Trading securities

Trading securities are securities which are acquired for the purpose of generating a profit from short-term fluctuations in price and are stated at fair value. Fair value represents the quoted market price for securities that are actively traded in a liquid market. For securities which are not actively traded or are unlisted, fair value is estimated by seeking quotations from unrelated financial institutions actively dealing in the securities. Changes in the fair value of trading securities are recognised in the profit and loss account as they arise. Profits and losses on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

一、主要會計政策(續)

(拾貳) 證券投資(續)

丙) 非持作買賣用途的證券

非持作買賣用途的證券包括持有作流動用途之債務證券(主要為維持香港銀行業條例第四附表所界定之流動比率而持有),及其他非持作買賣用途之債務與權益性證券。非持作買賣用途的證券以公平值於資產負債表內列賬。公平值乃在流動市場上活躍買賣之證券的交易市價。買賣不活躍或非上市證券,其公平值是透過向活躍證券交投的非關連財經機構取得之報價及以各種內部定價作估計。

非持作買賣用途的證券公平值之變動在「投資重估儲備」中列賬,直至有關證券出售或釐定為耗蝕為止,其累計收益或虧損即出售所得款項淨額與有關證券賬面值之差額,連同轉撥自投資重估儲備之任何增值/減值,皆包括在損益賬內。

(拾叁) 長期人壽保險業務

股東應佔長期人壽保險業務之價值包括股東應佔人壽保險業務的有形資產淨值及估計現行有效保單可賺取之未來溢利的淨現值。該價值乃經徵詢獨立精算師後每年計算,並分列於資產負債表內。價值之變動及人壽保險業務的業績被列賬於損益結算表中「其他營運收入」的「人壽保險業務之業績」內。

(拾肆) 退休金支出

本集團為旗下所有員工提供界定供款退休金計劃。該計劃的資產和集團分開並由獨立基金管理。集團供款乃根據員工月薪百分之十為基礎計算,並於損益賬內支銷。除強制性公積金之供款外,集團之供款額可隨僱員於可獲得全數供款前離開所被沒收之數額而遞減。

1. PRINCIPAL ACCOUNTING POLICIES (Continued)

(l) Investment in securities (Continued)

iii) Non-trading securities

Non-trading securities include debt securities held for liquidity purposes which are held primarily to maintain the liquidity ratio as defined in the Fourth Schedule of the Hong Kong Banking Ordinance and other debt and equity securities which are not held for trading purposes. Non-trading securities are stated at fair value on the balance sheet. Fair value represents the quoted market price for securities that are actively traded in a liquid market. For securities which are not actively traded or are unlisted, fair value is estimated by seeking quotations from unrelated financial institutions actively dealing in the securities or by way of various pricing techniques generated internally.

Changes in the fair value of non-trading securities are recognised in the "Investment revaluation reserve" until the security is sold or determined to be impaired, at which time the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amount of the relevant security, together with any surplus / deficit transferred from the investment revaluation reserve, is included in the profit and loss account.

(m) Long-term life assurance business

The value placed on the Group's long-term life assurance business attributable to shareholders includes the net tangible assets of the life assurance business attributable to shareholders and an estimate of the net present value of the future profits inherent in the life policies in force. The value is determined annually in consultation with an independent professional actuary and is included separately in the balance sheet. Changes in the value, together with the results of the long-term life assurance activities, are included in the profit and loss account under "Other operating income" as "Results of life assurance business".

(n) Retirement benefit costs

The Group contributes to defined contribution retirement schemes which are available to all employees. The assets of the schemes are held separately from those of the Group in independently administered funds. The contributions are based on 10% of employees' salaries and are expensed as incurred in the profit and loss account. Other than mandatory provident fund contribution, the Group's contributions may be reduced by contributions forfeited by those employees who leave prior to vesting fully in the contributions.

一、主要會計政策(續)

1. PRINCIPAL ACCOUNTING POLICIES (Continued)

(拾伍) 經營租約

經營租約是指擁有資產之回報及風險基本上全部由出租公司保留之租約。根據經營租約作出之租金支出在扣除自出租公司收取之任何獎勵金後，於租約期內以直線法在損益賬中支銷。

(o) Operating leases

Leases where substantially all of the rewards and risks of ownership of the asset remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases net of any incentives received from the lessor are charged to the profit and loss account on a straight line basis over the lease term.

(拾陸) 資產負債表外金融工具

資產負債表外金融工具乃來自集團在外匯、股票及利率市場上進行之期貨、遠期、掉期、及期權交易。

此等工具之記賬方法乃視乎該等交易的目的而定。

買賣用途之交易按市值計算。買賣外匯工具產生之損益已包括在損益結算表「外匯買賣淨收益/(虧損)」內。買賣利率及其他金融工具所產生之損益已包括在損益結算表之其他營運收入內。作為對沖之買賣則以涉及的資產、負債或持倉淨額之等同基準計算價值。所引致之盈虧亦以有關資產、負債或持倉額產生盈虧之等同基準入賬。

按市值計算之買賣而產生之未變現收益已記入資產負債表「各項客戶貸款及其他賬目」內。按市值計算之買賣而產生之未變現虧損則包括於「其他賬目及預提」內。

(p) Off-balance sheet financial instruments

Off-balance sheet financial instruments arise from futures, forward, swap and option transactions undertaken by the Group in the foreign exchange, equity and interest rate markets.

Accounting for these instruments is dependent upon the purpose for which the transactions are undertaken.

Transactions undertaken for trading purpose are marked to market value. The gains or losses arising from trading in foreign exchange instruments are recognised in the profit and loss account as "Net gain / (loss) from foreign exchange trading". The gains or losses arising from trading in interest rate and other financial instruments are recognised in the profit and loss account and included as part of other operating income. Transactions designated as hedges are valued on an equivalent basis to the assets, liabilities or net positions that they are hedging. Any profit or loss is recognised on the same basis as that arising from the related assets, liabilities or net positions.

Unrealised gains on transactions which are marked to market are included in "Advances to customers and other accounts" in the balance sheet. Unrealised losses on transactions which are marked to market are included in "Other accounts and accruals".

(拾柒) 準備

當本集團因過往事件須承擔現有之法律或推定責任，而在解除責任時有可能令到資源流出，而能可靠地估計其金額時，則會確認準備。

(q) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation which, as a result of past events, makes it probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

一、主要會計政策(續)

(拾捌)或然負債及或然資產

或然負債指因為過往事件而可能引起之承擔，而其存在只能就集團控制範圍以外之一宗或多宗不確定未來事件之出現而確認。或然負債亦可能是因為過往事件引致之現有承擔，但由於可能不需要有經濟資源流出，或承擔金額未能可靠衡量而未有記賬。

或然負債不會被確認，但會在賬目附註中披露。假若資源流出之可能性改變而導致資源流出，則被確認為負債。

或然資產指因為過往事件而可能產生之資產，而其存在只能就集團控制範圍以外之一宗或多宗不確定事件之出現而被確認。

或然資產不會被確認，但會於經濟收益有可能流入時在賬目附註中披露。若實質確定有收益流入，則被確認為資產。

(拾玖)分部報告

按照本集團之內部財務報告政策，本集團已決定將業務分部資料作為主要報告形式。本集團超過九成之資產組合的業務的決策及營運皆在香港，而本集團超過九成之收入乃源自香港，故並無區域分部資料提供。

(貳拾)股息

按照經修訂之會計實務準則第九號，本集團於結算日後擬派或宣派之股息不再於結算日確認為負債。此項會計政策之變更已追溯至往年度，故比較數字已重新列賬，以符合經此新政策。

1. PRINCIPAL ACCOUNTING POLICIES (Continued)

(r) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

A contingent asset is not recognised but is disclosed in the notes to the accounts when an inflow of economic benefits is probable. When such inflow is virtually certain, an asset is recognised.

(s) Segment reporting

In accordance with the Group's internal financial reporting policy, the Group has determined that business segments be presented as the primary reporting format. No geographical reporting is provided as over 90% of the Group's revenue is derived from Hong Kong and over 90% of the Group's assets are originated from business decisions and operations based in Hong Kong.

(t) Dividends

In accordance with the revised SSAP 9, the Group no longer recognises dividends proposed or declared after the balance sheet date as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively so that the comparatives presented have been restated to conform to the new policy.

一、 主要會計政策(續)

(貳拾) 股息 (續)

如附註卅三所詳述，此項改變導致二零零一年一月一日之期初保留盈餘增加了162,709,000港元(二零零零年一月一日：122,914,000港元)，此乃二零零零年(一九九九年)度擬派末期股息準備由二零零零年十二月三十一日(一九九九年十二月三十一日)負債回撥，因有關股息於結算日後始作宣派。

1. PRINCIPAL ACCOUNTING POLICIES (Continued)

(t) Dividends (Continued)

As detailed in Note 33, this change has resulted in an increase in opening retained earnings as at 1st January 2001 by HK$162,709,000 (1st January 2000: HK$122,914,000) which is the reversal of the provision for the proposed final dividend for 2000 (1999) previously recorded as a liability as at 31st December 2000 (31st December 1999) although not declared until after the balance sheet date.

二、 利息收入

2. INTEREST INCOME

		2001	2000
上市投資利息收入	Interest income on listed investments	**191,623**	222,974
非上市投資利息收入	Interest income on unlisted investments	**415,324**	397,764
其他利息收入	Other interest income	**2,576,531**	3,196,272
		3,183,478	3,817,010

利息支出包括長期負債中貸款之利息(附註廿九)15,378,000港元(2000: 21,303,000 港元)。

Interest expense includes interest amounting to HK$15,378,000 (2000: HK$21,303,000) on the loan comprising the long-term liabilities (Note 29).

三、 其他營運收入

3. OTHER OPERATING INCOME

		2001	2000
服務費及佣金收入	Fees and commission income	**431,595**	389,947
減除：服務費及佣金支出	Less: Fees and commission expense	**(111,044)**	(92,035)
淨服務費及佣金收入	Net fees and commission income	**320,551**	297,912
外匯買賣淨收益	Net gain from foreign exchange trading	**35,487**	41,774
持作買賣用途的證券淨收益	Net gain from trading securities	**23,266**	5,871
在股票投資之股息收入	Dividend income from investments in securities		
上市投資	Listed investments	**5,579**	3,723
非上市投資	Unlisted investments	**17,882**	16,519
投資物業之租金收入總額	Gross rental income from investment properties	**26,603**	29,576
其他租金收入	Other rental income	**4,279**	4,022
人壽保險業務之業績	Results of life assurance business	**90,034**	86,527
其他	Others	**23,613**	16,753
		547,294	502,677

四、營運支出 4. OPERATING EXPENSES

		2001	2000
人事費用（包括董事酬金）	Staff costs (including directors' remuneration)		
薪金及其他費用	Salaries and other costs	**481,806**	433,396
退休金支出（附註九）	Pension costs (Note 9)	**23,811**	18,882
行產及其他固定資產	Premises and other fixed assets		
行產之租金	Rental of premises	**43,845**	70,422
其他	Others	**86,989**	60,045
折舊	Depreciation	**66,807**	56,071
核數師酬金	Auditors' remuneration	**3,402**	3,402
其他營運支出	Other operating expenses	**221,008**	181,018
		927,668	823,236

經營租約內行產之租金已減除分租予第三者時所收回之租金收入。

Rental of premises under operating leases is stated net of rental income received from sub-lease agreements with third parties.

五、壞賬及呆賬準備調撥 5. CHARGE FOR BAD AND DOUBTFUL DEBTS

		2001	2000
壞賬及呆賬淨準備調撥	Net charge for bad and doubtful debts		
特別準備	Specific provisions		
一新增準備	– new provisions	**479,186**	340,433
一豁除	– releases	**(30,716)**	(35,674)
一收回	– recoveries	**(17,038)**	(15,647)
		431,432	289,112
一般準備	General provisions	**(6,482)**	22,065
損益賬中淨支出	Net charge to profit and loss account	**424,950**	311,177
壞賬及呆賬準備（附註十九）	Provisions for bad and doubtful debts (Note 19)	**421,294**	311,177
在聯營公司投資的減值虧損（附註廿二）	Impairment loss on investments in associates (Note 22)	**3,656**	–
		424,950	311,177

六、出售/重估固定資產淨(虧損)/收益

6. NET (LOSS) / GAIN ON DISPOSAL / REVALUATION OF FIXED ASSETS

		2001	2000
投資物業重估(減值)/增值	(Deficit) / surplus on revaluation of investment properties	**(39,149)**	10,391
行產重估減值	Deficit on revaluation of premises	**(10,870)**	–
行產減值	Impairment of premises	**–**	(2,185)
出售其他固定資產虧損	Loss on disposal of other fixed assets	**(457)**	(2,304)
		(50,476)	5,902

七、出售持至到期及非持作買賣用途的證券淨收益

7. NET GAIN ON DISPOSAL OF HELD-TO-MATURITY AND NON-TRADING SECURITIES

		2001	2000
出售持至到期證券淨收益(註)	Net gain on disposal of held-to-maturity securities (Note)	**162,085**	7,002
出售非持作買賣用途的證券淨收益	Net gain on disposal of non-trading securities	**17,546**	7,555
		179,631	14,557

註：

於年內，出售持至到期證券如下：

Note:

During the year, held-to-maturity securities were disposed of as follows:

		2001		2000	
		攤銷成本 Amortised cost	**收益 Gain**	攤銷成本 Amortised cost	收益 Gain
出售持至到期證券予外界人仕	Disposal of held-to-maturity securities to external parties	**3,116,653**	**36,085**	563,020	7,002
將持至到期證券轉換至非持作買賣用途的證券(附註卅八(丙))	Transfers of held-to-maturity securities to non-trading securities (Note 38(c))	**6,562,076**	**126,000**	–	–
		9,678,729	**162,085**	563,020	7,002

本集團考慮到利息的變動而改變其持有證券至到期的意向，而出售和轉移持至到期證券。因在二零零一年有大手出售，當總出售額超過整體投資組合的百份之十，持有剩餘的持至到期證券組合便轉移為非持作買賣用途的證券。

The disposals and transfers of held-to-maturity securities were brought about by changes in the Group's intention of holding the securities to maturity, taking into consideration the changes in interest rates. As the disposal in 2001 was material, the remaining holdings in the held-to-maturity securities portfolio were transferred to non-trading securities at the point when the aggregate disposals exceeded 10% of the overall portfolio.

八、董事酬金

8. DIRECTORS' EMOLUMENTS

		2001	2000
執行及非執行董事：	Executive and non-executive directors:		
袍金	Fees	**1,061**	953
薪金、房屋、實物利益及其他津貼	Salaries, housing, benefits in kind and other allowances	**39,311**	42,837
退休金福利	Pensions	**1,648**	1,404
		42,020	45,194

以上董事酬金包括向獨立非執行董事支付之袍金656,000港元(2000：568,000港元)。

Included in the above directors' emoluments are fees amounting to HK$656,000 (2000: HK$568,000) paid to independent non-executive directors.

上述的實物利益包括行使認股權之獲益，並按行使當日本公司股票之收市價與認股權行使價之差額釐定。本年內，一位董事獲得金額共3,504,000港元(2000: 10,718,000港元)之股份認購權利益。

The benefits arising from the exercise of share options are included in the above as benefits in kind and are determined based on the difference between the closing market price of the Company's shares on the day of exercise and the exercise price of the option shares. During the year, share option benefit amounting to HK$3,504,000 (2000: HK$10,718,000) had been received by a Director.

董事酬金組別如下：

The emoluments of the directors fell within the following bands:

	董事人數 Number of Directors 2001	 2000
港元 HK$		
無 Nil – 1,000,000	**14**	16
3,000,001 – 3,500,000	**1**	–
3,500,001 – 4,000,000	**1**	1
4,000,001 – 4,500,000	**1**	–
5,500,001 – 6,000,000	**1**	–
6,000,001 – 6,500,000	**–**	1
7,000,001 – 7,500,000	**–**	1
8,500,001 – 9,000,000	**–**	2
9,500,001 – 10,000,000	**–**	1
11,000,001 – 11,500,000	**1**	–
13,000,001 – 13,500,000	**1**	–
	20	22

以上分析已包括本年度本集團最高酬金之五位(2000：五位)人士。

The above analysis includes the five (2000: five) individuals whose emoluments were the highest in the Group for the year.

八、 董事酬金(續)

除上述董事酬金外，若干董事於一九九七年十一月二十七日及二零零零年四月三日獲授予認購本公司股份之認股權，於二零零一年十二月三十一日仍有可認購股份1,300,000股(2000：1,400,000股)之認股權未獲行使。此等認股權可於獲授予日起計之第一至第五周歲日期間按不同數額行使，而該等認股權之行使價分別為每股26.28港元(二零零零年四月之認購價)及每股13.57港元(一九九七年十一月之認購價)。

8. DIRECTORS' EMOLUMENTS (Continued)

In addition to the above emoluments, options to purchase 1,300,000 (2000: 1,400,000) shares of the Company granted to certain Directors on 3rd April 2000 and 27th November 1997, remained outstanding as at 31st December 2001. These options are exercisable at various amounts between the first and fifth anniversaries of the dates of grant and have an exercise price of HK$26.28 per share (in respect of the options granted in April 2000) and HK$13.57 per share (in respect of the options granted in November 1997).

九、 退休金支出

記入損益賬內之退休金支出為本集團對界定供款退休計劃之供款(附註四)。

本年底應付供款合計3,824,000港元(2000：2,758,000港元)已包括在「其他賬目及預提」內，年內沒收之供款共11,954,000港元(2000：9,786,000港元)已被全數應用。於年結時並無任何被沒收而未應用之供款可用作減低將來之供款(2000：無)。

9. PENSION COSTS

The pension costs charged to the profit and loss account represent contributions paid and payable by the Group to defined contribution retirement schemes (Note 4).

Contributions totalling HK$3,824,000 (2000: HK$2,758,000) were payable to the schemes at the year end and are included in "Other accounts and accruals". Forfeited contributions totalling HK$11,954,000 (2000: HK$9,786,000) were utilised during the year. No unutilised forfeited contributions were available at the year end (2000: Nil) to reduce future contributions.

十、 稅項

香港利得稅乃按照本年度估計應課稅溢利依稅率 16.0%(2000：16.0%)提撥準備。

10. TAXATION

Hong Kong profits tax has been provided at 16.0% (2000: 16.0%) on the estimated assessable profit for the year.

		2001	2000
本年度估計應課香港利得稅	Hong Kong profits tax on estimated assessable profit for the year	**151,791**	132,509
應佔有限責任合夥投資估計香港利得稅虧損	Attributable share of estimated Hong Kong profits tax losses arising from investments in limited partnerships	**(136,843)**	(116,047)
		14,948	16,462
有限責任合夥投資撇銷	Investments in limited partnerships written off	**102,756**	88,335
		117,704	104,797

本集團之有限責任合夥投資將於獲得及能利用來自該等投資之稅務利益之同年撇銷。

The Group's investments in limited partnerships are written off in the same year as the taxation benefits resulting from those investments are received and utilised.

並無任何重大遞延稅項承擔未提準備。

There is no significant deferred taxation liability not provided for.

十一、 股東應佔溢利

列於本公司賬內之股東應佔溢利達364,271,000港元(2000：301,650,000港元)。

11. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the accounts of the Company to the extent of HK$364,271,000 (2000: HK$301,650,000).

十二、 股息

12. DIVIDENDS

		2001	2000
已派中期股息，每股0.52港元(2000：0.42港元)	*Interim, paid, of HK$0.52 (2000: HK$0.42)* per share	**128,221**	103,332
二零零二年三月五日擬派末期股息，每股0.60港元(2000：二零零一年三月五日擬派股息每股0.66港元)	Final, proposed on 5th March 2002, of HK$0.60 (2000: proposed on 5th March 2001, of HK$0.66) per share	**147,947**	162,709
		276,168	266,041

註(甲)：截至一九九九年和二零零零年十二月三十一日止年度，如前呈報在結算日後擬派和宣派的末期股息分別為122,914,000港元和162,709,000港元。根據(附註一(貳拾)描述的集團新會計政策，此等數額已從二零零零年和二零零一年一月一日的期初儲備撥回(附註卅三)，並於擬派息期間出賬。

Note (i): The previously recorded final dividends proposed and declared after the balance sheet date but accrued in the accounts for the years ended 31st December 1999 and 2000 were HK$122,914,000 and HK$162,709,000 respectively. Under the Group's new accounting policy as described in Note 1(t), these have been written back against opening reserves as at 1st January 2000 and 2001 (Note 33) and are now charged in the period in which they were proposed.

註(乙)：於二零零二年三月五日之會議上，董事們宣派末期股息每普通股0.60港元。此擬派股息並未在本賬目內列為應付股息，但將在截至二零零二年十二月三十一日止年度的保留盈利中列作撥款。

Note (ii): At a meeting held on 5th March 2002, the directors declared a final dividend of HK$0.60 per ordinary share . This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st December 2002.

十三、 基本及攤薄每股盈利

基本每股盈利按照盈利868,199,000港元(2000：810,273,000港元)及年內已發行股份加權平均數246,568,665股(2000:246,065,824股)計算。

攤薄每股盈利乃按照盈利868,199,000港元(2000：810,273,000港元)及年內已發行股份加權平均數246,748,522股(2000：246,370,945股)已就所有潛在攤薄的普通股予以調整計算。

13. BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share is based on earnings of HK$868,199,000 (2000: HK$810,273,000) and the weighted average number of 246,568,665 (2000: 246,065,824) shares in issue during the year.

The calculation of diluted earnings per share is based on earnings of HK$868,199,000 (2000: HK$810,273,000) and the weighted average number of 246,748,522 (2000: 246,370,945) shares in issue during the year after adjusting for the effect of all dilutive potential ordinary shares.

十四、 現金及短期資金 / 14. CASH AND SHORT-TERM FUNDS

集團	Group	2001	2000
現金及在銀行及其他金融機構的結餘	Cash and balances with banks and other financial institutions	**1,102,326**	423,456
通知及短期存款	Money at call and short notice	**2,696,348**	2,894,623
國庫債券(包括外匯基金票據)(附註卅四)	Treasury bills (including Exchange Fund Bills) (Note 34)	**3,127,119**	3,317,678
		6,925,793	6,635,757

持有之國庫債券分析如下：

An analysis of treasury bills held is as follows:

		2001	2000
持作買賣用途的證券，按公平值	Trading securities, at fair value		
一非上市	– Unlisted	**536,016**	1,858,289
持至到期，按攤銷成本	Held-to-maturity, at amortised cost		
一非上市	– Unlisted	**2,591,103**	1,459,389
		3,127,119	3,317,678

十五、 貿易票據 / 15. TRADE BILLS

集團	Group	2001	2000
貿易票據	Trade bills	**541,056**	459,420
一般準備(附註十九)	General provision (Note 19)	**(5,411)**	(4,594)
		535,645	454,826

十六、 持有的存款證 / 16. CERTIFICATES OF DEPOSIT HELD

集團	Group	2001	2000
持至到期，按攤銷成本(附註卅四)	Held-to-maturity, at amortised cost (Note 34)		
一非上市	– Unlisted	**524,766**	347,882

十七、 持作買賣用途的證券 / 17. TRADING SECURITIES

集團	Group	2001	2000
按公平值：	At fair value:		
債務證券(附註卅四)	Debt securities (Note 34)		
一香港上市	– Listed in Hong Kong	**1,727,877**	1,149,205
一香港以外上市	– Listed outside Hong Kong	**78,562**	59,183
		1,806,439	1,208,388
一非上市	– Unlisted	**1,251,878**	356,169
		3,058,317	1,564,557
權益性證券	Equity securities		
一香港上市	– Listed in Hong Kong	**60,363**	83,987
一香港以外上市	– Listed outside Hong Kong	**25,832**	27,205
		86,195	111,192
一非上市	– Unlisted	**28,793**	16,508
		114,988	127,700
		3,173,305	1,692,257

持作買賣用途的證券按發行機構類別分析如下：	Trading securities are analysed by issuer as follows:	2001	2000
一中央政府和中央銀行	– Central governments and central banks	**1,996,582**	1,106,261
一公營機構	– Public sector entities	**1,051,142**	381,821
一銀行及其他金融機構	– Banks and other financial institutions	**20,296**	79,555
一企業	– Corporate entities	**72,332**	66,393
一其他	– Others	**32,953**	58,227
		3,173,305	1,692,257

十八、 各項客戶貸款及其他賬目

18. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS

(甲) 各項客戶貸款及其他賬目：

(a) Advances to customers and other accounts:

集團	Group	2001	2000
各項客戶貸款(附註卅四)	Advances to customers (Note 34)	**29,274,357**	29,485,581
證券化貸款	Securitised loans	**234,003**	347,553
減： 不需付還金額(註)	Less: non-returnable proceeds (Note)	**(234,003)**	(347,553)
壞賬及呆賬準備	Provisions for bad and doubtful debts		
特別(附註十九)	Specific (Note 19)	**(308,142)**	(218,601)
一般(附註十九)	General (Note 19)	**(263,183)**	(270,472)
		28,703,032	28,996,508
應計利息	Accrued interest	**368,325**	367,616
其他賬目	Other accounts	**1,046,572**	1,044,950
應計利息及其他賬目準備	Provisions against accrued interest and other accounts		
特別(附註十九)	Specific (Note 19)	**(36,396)**	(29,400)
一般(附註十九)	General (Note 19)	**(191)**	(201)
		1,378,310	1,382,965
		30,081,342	30,379,473

註：

不需付還金額為在一九九七年六月由Hong Kong SAR Residential Mortgages Ltd.發行的300,000,000美元證券化按揭票據的剩餘款項。

Note:

The non-returnable proceeds are the residual amount of the US$300 million mortgage securitisation note issued by Hong Kong SAR Residential Mortgages Ltd. in June 1997.

(乙) 客戶的不履行貸款分析如下：

(b) Non-performing loans to customers are analysed as follows:

集團	Group	2001	2000
客戶的不履行貸款	Non-performing loans to customers	**605,935**	666,535
特別準備	Specific provisions	**(267,035)**	(164,161)
		338,900	502,374
撥入懸欠利息	Amount of interest in suspense	**53,147**	63,019

客戶的不履行貸款佔本集團之各項客戶貸款總額2.07%(2000：2.26%)。

Non-performing loans to customers represent 2.07% (2000: 2.26%) of total advances to customers of the Group.

以上特別準備已考慮有關貸款之抵押品於十二月三十一日之價值。

The above specific provisions were made after taking into account the value of collateral in respect of such advances at 31st December.

十八、各項客戶貸款及其他賬目(續)

18. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS (Continued)

(丙) 各項客戶貸款包括融資租賃應收賬，分析如下：

(c) Advances to customers include finance lease receivables, analysed as follows:

集團	Group	2001	2000
投資在融資租賃之應收賬總額：	Gross investment in finance leases, receivable:		
一年以內	Not later than one year	**1,456,879**	1,869,370
一年以上至五年	Later than one year and not later than five years	**1,792,684**	3,270,484
五年以上	Later than five years	**1,531,433**	4,334,126
		4,780,996	9,473,980
融資租賃之遞延未來融資收入	Unearned future finance income on finance leases	**(962,387)**	(3,508,297)
融資租賃淨投資	Net investment in finance leases	**3,818,609**	5,965,683
融資租賃淨投資期限之分析如下：	The maturity of net investment in finance leases is analysed as follows:		
一年以內	Not later than one year	**1,229,464**	1,324,393
一年以上至五年	Later than one year and not later than five years	**1,449,173**	2,022,630
五年以上	Later than five years	**1,139,972**	2,618,660
		3,818,609	5,965,683

於二零零一年十二月三十一日包括在以上的融資租賃之投資總額內並無無擔保剩餘價值(2000：無)。

There is no unguaranteed residual value included in the gross investment in finance leases above as at 31st December 2001 (2000: Nil).

二零零一年十二月三十一日貸款虧損準備包括為融資租賃不可收回的應收賬作的準備合計為37,152,000港元(2000：34,506,000港元)。

The allowance for uncollectable finance lease receivables included in the provision for loan losses amounted to HK$37,152,000 as at 31st December 2001 (2000: HK$34,506,000).

十九、 壞賬及呆賬準備　　19. PROVISIONS FOR BAD AND DOUBTFUL DEBTS

集團	Group	壞賬及呆賬準備 Provisions for bad and doubtful debts 特別 Specific	一般 General	合計 Total	懸欠利息 Suspended Interest
二零零一年一月一日	At 1st January 2001	**248,001**	**275,267**	**523,268**	**63,019**
撇除額	Amounts written off	**(348,277)**	**–**	**(348,277)**	**(29,713)**
收回往年已撇除之貸款	Recoveries of advances written off in previous years	**17,038**	**–**	**17,038**	**–**
於損益賬內扣除/(撥回)(附註五)	Charge / (write back) to profit and loss account (Note 5)	**427,776**	**(6,482)**	**421,294**	**–**
年內懸欠利息	Interest suspended during the year	**–**	**–**	**–**	**19,841**
二零零一年十二月三十一日	**At 31st December 2001**	**344,538**	**268,785**	**613,323**	**53,147**
扣減於：	Deducted from:				
貿易票據(附註十五)	Trade bills (Note 15)	**–**	**5,411**	**5,411**	
各項客戶貸款(附註十八(甲))	Advances to customers (Note 18(a))	**308,142**	**263,183**	**571,325**	
應計利息及其他賬目(附註十八(甲))	Accrued interest and other accounts (Note 18(a))	**36,396**	**191**	**36,587**	
		344,538	**268,785**	**613,323**	

集團	Group	壞賬及呆賬準備 Provisions for bad and doubtful debts 特別 Specific	一般 General	合計 Total	懸欠利息 Suspended Interest
二零零零年一月一日	At 1st January 2000	259,158	253,192	512,350	57,151
撇除額	Amounts written off	(315,916)	–	(315,916)	(30,517)
收回往年已撇除之貸款	Recoveries of advances written off in previous years	15,647	–	15,647	–
於損益賬內扣除(附註五)	Charge to profit and loss account (Note 5)	289,112	22,065	311,177	–
匯兌差額	Exchange difference	–	10	10	–
年內懸欠利息	Interest suspended during the year	–	–	–	36,385
二零零零年十二月三十一日	At 31st December 2000	248,001	275,267	523,268	63,019
扣減於：	Deducted from:				
貿易票據(附註十五)	Trade bills (Note 15)	–	4,594	4,594	
各項客戶貸款(附註十八(甲))	Advances to customers (Note 18(a))	218,601	270,472	489,073	
應計利息及其他賬目(附註十八(甲))	Accrued interest and other accounts (Note 18(a))	29,400	201	29,601	
		248,001	275,267	523,268	

二十、 持至到期證券 20. HELD-TO-MATURITY SECURITIES

集團	Group	2001	2000
一月一日結存	Balance as at 1st January	**7,106,084**	5,144,600
折讓/(溢價)攤銷	Amortisation of discount / (premium)	**84,510**	(52,238)
增購	Additions	**7,085,237**	3,203,945
償還	Repayments	**–**	(624,510)
本年內出售的證券(附註七)	Securities disposed of during the year (Note 7)	**(9,678,729)**	(563,020)
匯兌差額	Exchange difference	**–**	(2,693)
十二月三十一日結存	Balance as at 31st December	**4,597,102**	7,106,084
上市證券，按攤銷成本	Listed securities, at amortised cost		
一香港上市	– Listed in Hong Kong	**1,817,416**	1,479,375
一香港以外上市	– Listed outside Hong Kong	**1,203,092**	1,275,575
		3,020,508	2,754,950
非上市證券，按攤銷成本	Unlisted securities, at amortised cost	**1,576,594**	4,351,134
		4,597,102	7,106,084
上市證券的市值	Market value of listed securities	**2,996,177**	2,800,390
持至到期證券按發行機構類別分析如下：	Held-to-maturity securities are analysed by issuer as follows:		
一中央政府和中央銀行	– Central governments and central banks	**1,817,416**	1,296,235
一公營機構	– Public sector entities	**284,043**	1,631,224
一銀行及其他金融機構	– Banks and other financial institutions	**2,354,921**	2,873,089
一企業	– Corporate entities	**140,722**	1,305,536
		4,597,102	7,106,084

廿一、 非持作買賣用途的證券 21. NON-TRADING SECURITIES

集團	Group	2001	2000
按公平值：	At fair value:		
債務證券（附註卅四）	Debt securities (Note 34)		
一香港上市	– Listed in Hong Kong	**999,581**	–
一香港以外上市	– Listed outside Hong Kong	**846,752**	–
一非上市	– Unlisted	**4,128,214**	634,039
		5,974,547	634,039
權益性證券	Equity securities		
一香港上市	– Listed in Hong Kong	**20,427**	50,015
一香港以外上市	– Listed outside Hong Kong	**48**	–
一非上市	– Unlisted	**239,955**	119,705
		260,430	169,720
		6,234,977	803,759
非持作買賣用途的證券按發行機構類別分析如下：	Non-trading securities are analysed by issuer as follows:		
一中央政府和中央銀行	– Central governments and central banks	**1,347,408**	14,044
一公營機構	– Public sector entities	**1,400,484**	88,016
一銀行及其他金融機構	– Banks and other financial institutions	**521,205**	66,346
一企業	– Corporate entities	**2,852,893**	633,832
一其他	– Others	**112,987**	1,521
		6,234,977	803,759

廿二、 聯營公司投資 22. INVESTMENTS IN ASSOCIATES

集團	Group	2001	2000
非上市股份，按成本	Unlisted shares, at cost	**90,000**	99,422
應佔收購後儲備	Share of post-acquisition reserves	**18,520**	23,264
減值虧損（附註五）	Impairment loss (Note 5)	**(3,656)**	–
應佔淨資產	Share of net assets	**104,864**	122,686
應收聯營公司款項	Amount due from an associate	**2,513**	–
應付聯營公司款項	Amount due to an associate	**(7,511)**	(7,511)
		99,866	115,175

廿二、 聯營公司投資（續）

22. INVESTMENTS IN ASSOCIATES (Continued)

在二零零二年二月十九日，本集團與中國建設銀行達成協議出售本集團在建新銀行有限公司餘下百分之三十的權益。建新銀行及其附屬公司從事銀行業務和其他有關服務。根據協議，作價103,800,000港元連利息，利息是由二零零一年九月一日起至協定完成前一日之有關期間，以香港銀行同業拆息之利率計算。

On 19th February 2002, the Group reached an agreement with China Construction Bank to dispose of its remaining 30% interest in Jian Sing Bank Limited and its subsidiaries which are engaged in banking and other related services. Pursuant to the agreement, the consideration was agreed at HK$103,800,000 together with the interest calculated thereon in respect of the period commencing on 1st September 2001 and ending on the date immediately preceding the completion date at a rate equal to Hong Kong Interbank Offered Rate.

於二零零一年十二月三十一日，估計作價為104,864,000港元，已包括計算截至年結日之利息。減值虧損，即綜合維持金額超越可收回金額部份，已全數於二零零一年財務年度確認。交易已於二零零二年二月二十二日完成，實收金額為105,165,000港元。

As at 31st December 2001, the consideration was estimated to be HK$104,864,000 inclusive of the interest calculated up to the year end date. The impairment loss, being the amount by which the consolidated carrying amount of the investment exceeded its recoverable amount, was fully recognised in the financial year 2001. The transaction was completed on 22nd February 2002 and the actual consideration received was HK$105,165,000.

於二零零一年十二月三十一日間接持有之聯營公司如下：

The following is a list of indirectly held associates as at 31st December 2001:

公司名稱 Name of company	主要業務 Principal activity	註冊／經營地點 Place of incorporation/operation	集團所佔權益 Group equity interest	已發行股本 Particulars of issued ordinary share
建新銀行有限公司 Jian Sing Bank Limited	銀行 Banking	香港 Hong Kong	30%	HK$300,000,000
建新財務有限公司 Jian Sing Finance Limited	暫無營業 Dormant	香港 Hong Kong	30%	HK$10,000,000
建新（代理人）有限公司 Jian Sing Nominees Limited	代理人服務 Nominee services	香港 Hong Kong	30%	HK$50,000

廿三、 共同控制實體投資

23. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

集團	Group	2001	2000
非上市股份，按成本	Unlisted shares, at cost	**20,000**	20,000
應佔收購後儲備	Share of post-acquisition reserves	**(20,000)**	–
		–	20,000
共同控制實體之貸款應收賬	Loan receivable from a jointly controlled entity	**27,000**	9,800
		27,000	29,800

於二零零一年十二月三十一日的共同控制實體如下：

The following are the jointly controlled entities at 31st December 2001:

名稱 **Name**	註冊地點 **Place of incorporation**	主要業務及經營地點 **Principal activities and place of operation**	佔擁有權之百分比 **Percentage of interest in ownership**
銀聯控股有限公司 Bank Consortium Holding Limited	香港 Hong Kong	投資控股，香港 Investment holding, Hong Kong	13.333%
銀聯信託有限公司 Bank Consortium Trust Limited	香港 Hong Kong	受托人及退休金福利之代管人服務，香港 Trustee and custodian services for retirement fund schemes, Hong Kong	13.333%

本集團在銀聯控股有限公司之權益乃經附屬公司大新銀行有限公司直接持有，而銀聯信託有限公司乃為銀聯控股有限公司之全資附屬公司。

The Group's interest in Bank Consortium Holding Limited is held by Dah Sing Bank, Limited, a subsidiary of the Company. Bank Consortium Trust Limited is a wholly owned subsidiary of Bank Consortium Holding Limited.

於往年，非上市股份和貸款應收賬已分別包括在「非持作買賣用途的證券」及「各項客戶貸款及其他賬目」內，因並無涉及重大金額。

In prior year, the unlisted shares and loan receivable were included in "Non-trading securities" and "Advances to customers and other accounts" respectively as the amounts involved were not significant.

廿四、 附屬公司投資 24. INVESTMENTS IN SUBSIDIARIES

公司	Company	2001	2000
非上市股份，按成本	Unlisted shares, at cost	**2,684,729**	2,608,473
減除：商譽撇銷	Less: Goodwill written off	**(172,083)**	(172,083)
自收購前之溢利派發之股息	Dividends paid out of pre-acquisition profit	**(592,040)**	(592,040)
		1,920,606	1,844,350
應收附屬公司款項	Amounts due from subsidiaries	**648,375**	645,681
		2,568,981	2,490,031
應付附屬公司款項	Amounts due to subsidiaries	**(243,348)**	(170,717)
		2,325,633	2,319,314

附屬公司之應收/應付款項均無抵押，免息及無既定還款期限。

The amounts due from / to subsidiaries are unsecured, interest free and have no fixed repayment terms.

於二零零一年十二月三十一日主要附屬公司如下：

The following is a list of the principal subsidiaries as at 31st December 2001:

公司名稱 Name of company	主要業務 Principal activity	註冊地點 Place of incorporation	所佔股份百分比 Percentage of shares held 直接 Directly	間接 Indirectly	已發行股本 Particulars of issued ordinary share
大新銀行有限公司 Dah Sing Bank, Limited	銀行 Banking	香港 Hong Kong	100%	–	HK$800,000,000
豐明銀行有限公司 MEVAS Bank Limited	銀行 Banking	香港 Hong Kong	100%	–	HK$400,000,000
大新企業有限公司 Dah Sing Company Limited	投資控股 Investment holding	香港 Hong Kong	100%	–	HK$1,000,000
Dah Sing Holdings Limited	投資控股 Investment holding	百慕達 Bermuda	100%	–	US$100,000
Dah Sing International Limited	投資控股 Investment holding	百慕達 Bermuda	100%	–	US$100,000
Dah Sing Life Assurance Company Limited	人壽保險 Life assurance	百慕達 Bermuda	100%	–	US$25,000,000
大新保險服務有限公司 Dah Sing Insurance Services Limited	保險服務 Insurance services	香港 Hong Kong	100%	–	HK$20
Dah Sing Medical Science Investment Inc.	投資控股 Investment holding	英屬處女群島 British Virgin Islands	100%	–	US$50,000
Filey Investment Corporation	投資控股 Investment holding	巴拿馬 Panama	100%	–	US$2
新永華投資有限公司 Newinner Investments Limited	物業投資 Property investment	香港 Hong Kong	100%	–	HK$2
High Standard Investment Limited	物業投資 Property investment	英屬處女群島 British Virgin Islands	100%	–	US$2

廿四、 附屬公司投資(續)

24. INVESTMENTS IN SUBSIDIARIES (Continued)

公司名稱 Name of company	主要業務 Principal activity	註冊地點 Place of incorporation	所佔股份百分比 Percentage of shares held 直接 Directly	 間接 Indirectly	已發行股本 Particulars of issued ordinary share
鈞寶證券有限公司 Global Courage Securities Limited	證券買賣 Securities dealing	香港 Hong Kong	100%	–	HK$10,000,000
WOF Escrow Company Limited	暫無營業 Dormant	香港 Hong Kong	100%	–	HK$25,000,000
DSE Investment Services Limited	投資管理 Investment Management	香港 Hong Kong	100% 註 (Note)	–	HK$1,000,000
Dah Sing General Insurance Company Limited	保險業務 General insurance	百慕達 Bermuda	51%	–	HK$100,000,000
D.A.H. Holdings Limited	投資控股 Investment holding	百慕達 Bermuda	51%	–	US$1,000,000
大新財務有限公司 Dah Sing Finance Limited	接受存款公司 Deposit-taking Company	香港 Hong Kong	–	100%	HK$25,000,000
Dah Sing Properties Limited	投資控股 Investment holding	香港 Hong Kong	–	100%	HK$10,000
大新信託有限公司 Dah Sing Nominees Limited	代理人服務 Nominee services	香港 Hong Kong	–	100%	HK$100,000
大新物業代理有限公司 Dah Sing Property Agency Limited	物業代理 Property agency	香港 Hong Kong	–	100%	HK$100,000
大新保險代理有限公司 Dah Sing Insurance Agency Limited	保險代理 Insurance agency	香港 Hong Kong	–	100%	HK$500,000
大新保險顧問有限公司 Dah Sing Insurance Brokers Limited	保險經紀 Insurance broking	香港 Hong Kong	–	100%	HK$200,000
鸞鳳置業有限公司 Luen Fung Investment Company, Limited	物業投資 Property investment	香港 Hong Kong	–	100%	HK$303,000
域寶投資有限公司 Vanishing Border Investment Services Limited	物業投資 Property investment	香港 Hong Kong	–	100%	HK$20
豐明(代理人)有限公司 MEVAS Nominees Limited	代理人服務 Nominee services	香港 Hong Kong	–	100%	HK$50,000
D.A.H. Hambros Bank (Channel Islands) Limited	銀行 Banking	格恩西島 Guernsey	–	51%	US$8,000,000

除 D.A.H. Hambros Bank (Channel Islands) Limited 外，其他公司均在香港經營。DSE Investment Services Ltd. 除發行普通股外，亦發行總值 700 港元的優先股。

Except for D.A.H. Hambros Bank (Channel Islands) Limited, all other companies operate in Hong Kong. In addition to the ordinary shares issued by DSE Investment Services Limited, it also has preference shares in issue totalling HK$700.

註： 本年內，本公司自另一股東購入 DSE Investment Services Limited 24.5% 的普通股份。

Note: During the year, the Company acquired 24.5% of the ordinary shares of DSE Investment Services Limited from another shareholder.

廿五、 固定資產 25. FIXED ASSETS

集團	Group	投資物業 Investment Properties	行產 Premises	傢俬、裝置及設備 Furniture, Fixtures & Equipment	汽車 Motor Vehicles	合計 Total
成本或估值	Cost or valuation					
二零零一年一月一日	At 1st January 2001	**492,955**	**755,345**	**237,635**	**3,483**	**1,489,418**
增置	Additions	**–**	**–**	**82,430**	**289**	**82,719**
重新分類	Reclassification	**2,022**	**(2,022)**	**–**	**–**	**–**
出售/撇除	Disposals / written off	**–**	**–**	**(36,498)**	**(850)**	**(37,348)**
重估減值	Deficit on revaluation	**(39,149)**	**(65,481)**	**–**	**–**	**(104,630)**
二零零一年十二月三十一日	**At 31st December 2001**	**455,828**	**687,842**	**283,567**	**2,922**	**1,430,159**
累積折舊	Accumulated depreciation					
二零零一年一月一日	At 1st January 2001	**–**	**35,947**	**113,660**	**1,640**	**151,247**
是年度折舊(附註四)	Charge for the year (Note 4)	**–**	**17,946**	**48,196**	**665**	**66,807**
出售/撇除	Disposals / written off	**–**	**–**	**(35,980)**	**(850)**	**(36,830)**
重估撥回	Write back on revaluation	**–**	**(53,893)**	**–**	**–**	**(53,893)**
二零零一年十二月三十一日	**At 31st December 2001**	**–**	**–**	**125,876**	**1,455**	**127,331**
賬面淨值	Net book value					
二零零一年十二月三十一日	**At 31st December 2001**	**455,828**	**687,842**	**157,691**	**1,467**	**1,302,828**
二零零零年十二月三十一日	At 31st December 2000	492,955	719,398	123,975	1,843	1,338,171

以上資產之成本或估值分析如下: The analysis of cost or valuation of the above assets is as follows:

		投資物業 Investment Properties	行產 Premises	傢俬、裝置及設備 Furniture, Fixtures & Equipment	汽車 Motor Vehicles	合計 Total
二零零一年十二月三十一日	**At 31st December 2001**					
按成本	At cost	**–**	**–**	**283,567**	**2,922**	**286,489**
按專業估值	At professional valuation					
二零零一年	In 2001	**455,828**	**687,842**	**–**	**–**	**1,143,670**
		455,828	**687,842**	**283,567**	**2,922**	**1,430,159**
二零零零年十二月三十一日	At 31st December 2000					
按成本	At cost	–	–	237,635	3,483	241,118
按專業估值	At professional valuation					
一九九八年	In 1998	–	755,345	–	–	755,345
二零零零年	In 2000	492,955	–	–	–	492,955
		492,955	755,345	237,635	3,483	1,489,418

廿五、 固定資產(續)

25. FIXED ASSETS (Continued)

投資物業及行產由獨立專業特許測量師簡福飴測量行於二零零一年十二月三十一日按公開市值作出重估。

Investment properties and premises were revalued on 31st December 2001 on an open market value basis by an independent professional chartered surveyor, Knight Frank.

假若本集團之行產以成本值減累積折舊列賬，其賬面值應為499,887,000港元(2000：502,618,000港元)。

Had the premises of the Group been stated at cost less accumulated depreciation, the carrying amount of the premises would have been HK$499,887,000 (2000: HK$502,618,000).

因重估不會構成時差，故並無因資產重估而需評估可能之遞延税項。

The potential amount of deferred tax on the revalued assets has not been quantified as the revaluation difference does not constitute a timing difference.

投資物業及行產之賬面淨值包括：

The net book value of investment properties and premises comprises:

集團	Group	**2001** 投資物業 Investment Properties	**2001** 行產 Premises	2000 投資物業 Investment Properties	2000 行產 Premises
租約業權	Leaseholds				
在香港中期租約 (十至五十年)	Held in Hong Kong on medium-term lease (between 10 - 50 years)	**455,191**	**687,030**	492,076	717,850
在香港以外中期租約 (十至五十年)	Held outside Hong Kong on medium-term lease (between 10 - 50 years)	**637**	**812**	879	1,548
		455,828	**687,842**	492,955	719,398

廿六、 股東應佔長期人壽保險業務價值

26. VALUE OF LONG-TERM LIFE ASSURANCE BUSINESS ATTRIBUTABLE TO SHAREHOLDERS

集團	Group	**2001**	2000
在集團之綜合資產負債表內股東應佔長期人壽保險業務包括：	The long-term life assurance business attributable to shareholders included in the consolidated balance sheet of the Group is made up of:		
長期人壽保險業務有形資產淨值(附註廿七)	Net tangible assets of the long-term life assurance business (Note 27)	**72,515**	65,689
有效保單之價值	Value of policies in force	**520,514**	451,724
		593,029	517,413

廿七、投保人應佔長期資產值及長期負債

27. ASSETS OF LONG-TERM FUND AND LONG-TERM LIABILITIES ATTRIBUTABLE TO POLICYHOLDERS

集團	Group	2001	2000
投保人應佔長期資產值包括：	The assets of the long-term fund held to meet long-term liabilities to policyholders are:		
現金及短期資金	Cash and short-term funds	**69,070**	82,470
證券投資	Investments in securities	**517,850**	410,800
固定資產	Fixed assets	**4,876**	1,704
流動負債淨值	Net current liabilities	**(183,059)**	(148,279)
		408,737	346,695
股東應佔長期人壽保險業務內之有形資產淨值（附註廿六）	Net tangible assets of the long-term life assurance business attributable to shareholders (Note 26)	**(72,515)**	(65,689)
		336,222	281,006

廿八、其他賬目及預提

於二零零一年十二月三十一日之「其他賬目及預提」內包括沽空國庫債券、國庫票據及其他公營債券總數為6,636,119,000港元（2000：3,488,996,000港元）（附註三十）。

28. OTHER ACCOUNTS AND ACCRUALS

Included in "Other accounts and accruals" as at 31st December 2001 is a short position in treasury bills, treasury notes and other public sector debt securities totalling HK$6,636,119,000 (2000: HK$3,488,996,000) (Note 30).

廿九、長期負債

在二零零零年一間無關連金融機構提供予本公司一附屬公司一項為期兩年之無抵押貸款金額為230,000,000港元。該貸款將於二零零二年三月二十九日付還，並已被包括在本集團二零零一年的長期負債之一年內應償還額內。

在一九九九年由一無關連金融機構提供予本公司之400,000,000港元信貸，其餘款200,000,000港元將於二零零三年十二月二十二日付還及已被包括在本集團及本公司二零零一年的「長期負債」內。

29. LONG-TERM LIABILITIES

An unsecured two-year loan facility amounting to HK$230,000,000 was granted by an unrelated financial institution to a subsidiary of the Company in 2000. The loan will be repayable on 29th March 2002 and is included in the current portion of long-term liabilities of the Group in 2001.

A loan facility amounting to HK$400,000,000 was granted by an unrelated financial institution to the Company in 1999. The outstanding balance of HK$200,000,000 will be repayable on 22nd December 2003 and is included in the long-term liabilities of the Group and the Company in 2001.

三十、 已作抵押之資產

於二零零一年十二月三十一日，本集團因應銷售及回購協議而沽空國庫債券及其他公營債券（附註二十八）利用抵押包括在「現金及短期資金」（附註十四）、「持作買賣用途的證券」（附註十七）、「持至到期證券」（附註二十）及「非持作買賣用途的證券」（附註廿一）的資產，分別為1,387,190,000港元（2000：2,812,000,000港元）、2,024,549,000港元（2000：824,887,000港元）、432,928,000港元（2000：865,821,000港元）及781,427,000港元（2000：無）。

本公司已將其於附屬公司新永華投資有限公司之全部股份抵押予一無關連之金融機構作為給予該附屬公司定期貸款之抵押。未償還之餘款230,000,000港元將於二零零二年三月二十九日付還。

30. ASSETS PLEDGED

Included in "Cash and short-term funds" (Note 14), "Trading securities" (Note 17), "Held-to-maturity securities" (Note 20) and "Non-trading securities" (Note 21) as at 31st December 2001 are assets amounting to HK$1,387,190,000 (2000: HK$2,812,000,000), HK$2,024,549,000 (2000: HK$824,887,000), HK$432,928,000 (2000: HK$865,821,000) and HK$781,427,000 (2000: HK$Nil) respectively pledged by the Group to secure short positions of treasury bills and other public sector debt securities of the Group which are subject to sale and repurchase agreements (Note 28).

All of the Company's shares in its subsidiary Newinner Investments Limited have been pledged as security for a term loan granted to the subsidiary by an unrelated financial institution. The outstanding balance of HK$230,000,000 will be repayable on 29th March 2002 .

卅一、 借貸資本

31. LOAN CAPITAL

集團 Group	2001	2000
定息7.5%於2011年到期的後償票據 7.5% Fixed rate subordinated bonds due 2011	**974,719**	–

借貸資本代表大新銀行有限公司（「大新銀行」）於二零零一年三月二十八日發行年息七點五厘125,000,000美元在盧森堡交易所上市並被界定為二級資本的後償票據。此等票據將於二零一一年三月二十八日到期。選擇性贖還日為二零零六年三月二十九日。由發行日至選擇性贖還日，年息為七點五厘，每年付息一次。如票據並未在選擇性贖還日贖回，往後五年的年利息會重訂為當時美元五年國庫債券息率加三百六十九點七五點子。若獲得香港金融管理局預先批准，大新銀行可於選擇性贖還日或為税務原因以票面價贖回所有（但非部份）票據。大新銀行亦已與一國際銀行成立利息掉期合約以將票據的固定利息掉換為以美金銀行同業拆息為基礎的浮動利息付款債務。

Loan capital represents US$125,000,000 7.5% subordinated bonds qualifying as Tier 2 capital of Dah Sing Bank, Limited ("DSB") issued on 28th March 2001 which are listed on the Luxembourg Stock Exchange. The bonds will mature on 28th March 2011 with an optional redemption date falling on 29th March 2006. Interest at 7.5% is payable annually from the issue date to the optional redemption date. Thereafter, if the bonds are not redeemed, the interest rate will be reset and the bonds will bear interest at the then prevailing 5-year US Treasury rate plus 369.75 basis points. DSB may, subject to the prior approval of the Hong Kong Monetary Authority, redeem the bonds in whole but not in part, at par either on the optional redemption date or for taxation reasons. An interest rate swap contract to swap the fixed interest rate payment liability of the bonds to floating interest rate based on LIBOR has been entered into with an international bank.

卅二、 股本 32. SHARE CAPITAL

		2001	2000
法定股本：	Authorised:		
300,000,000 股，每股面值 2 港元	300,000,000 ordinary shares of HK$2 each	**600,000**	600,000

		普通股每股面值2港元 Ordinary shares of HK$2 each	
		股數 Number of shares	股本 Share Capital
已發行及繳足股本：	Issued and fully paid:		
二零零零年十二月三十一日	At 31st December 2000	246,528,802	493,058
行使認股權	Exercise of share options	50,000	100
二零零一年十二月三十一日	**At 31st December 2001**	**246,578,802**	**493,158**

遵照一九九五年五月十七日股東大會通過之行政人員優先認股計劃，五十五項認股權已授予部份集團董事及高級行政人員，以認購5,450,000股每股面值2 港元之本公司股份。二零零一年十二月三十一日之結餘認股權細節如下：

Pursuant to the Executive Share Option Scheme approved by the shareholders on 17th May 1995, 55 options to subscribe for 5,450,000 shares of HK$2 each of the Company were granted to certain Directors and senior executives of the Group. Particulars of the outstanding options as at 31st December 2001 are as follows:

		認股權數目 Number of options		股份數目 Number of shares	
授予日期	**Date of grant**	**2001**	2000	**2001**	2000
一九九七年十一月二十七日 認股權行使價 每股13.57港元	27th November 1997, at a consideration of HK$13.57 per share	**4**	5	**100,000**	150,000
二零零零年四月三日 認股權行使價 每股26.28港元	3rd April 2000, at a consideration of HK$26.28 per share	**18**	19	**1,350,000**	1,550,000
二零零零年六月十二日 認股權行使價 每股30.41港元	12th June 2000, at a consideration of HK$30.41 per share	**3**	3	**150,000**	150,000
		25	27	**1,600,000**	1,850,000

本年度，本公司發行50,000股每股面值2港元之股份，其行使價為每股13.57 港元。該等股份為本集團一位高級行政人員行使部份認股權而發行。

During the year, 50,000 shares in the Company of HK$2 each were issued at a consideration of HK$13.57 per share. The shares issued reflect the exercise of part of the share options by a senior executive of the Group.

卅三、 儲備

33. RESERVES

集團	2001 Group	股份溢價 Share Premium	資本儲備 Capital Reserve	投資物業重估儲備 Investment Properties Revaluation Reserve	行產重估儲備 Premises Revaluation Reserve	投資重估儲備 Investment Revaluation Reserve	一般儲備 General Reserve	保留盈利 Retained Earnings	合計 Total
二零零一年一月一日，如前呈報	At 1st January 2001, as previously reported	817,126	9,195	12,425	325,165	(23,775)	588,930	2,439,644	4,168,710
採納會計實務準則第九號(修訂)之影響(附註一(貳拾))	Effect of adopting SSAP 9 (Revised) (Note 1(t))	-	-	-	-	-	-	162,709	162,709
二零零一年一月一日經重列	At 1st January 2001 as restated	817,126	9,195	12,425	325,165	(23,775)	588,930	2,602,353	4,331,419
發行股份溢價	Premium on issue of shares	577	-	-	-	-	-	-	577
非持作買賣用途的證券公平值之變動	Change in fair value of non-trading securities	-	-	-	-	37,409	-	-	37,409
出售非持作買賣用途的證券	Disposal of non-trading securities	-	(4,123)	-	-	(17,546)	-	-	(21,669)
重新分類	Reclassification	-	-	12,740	(12,740)	-	-	-	-
物業重估減值	Deficit on revaluation of properties	-	-	-	(718)	-	-	-	(718)
是年度溢利	Profit for the year	-	-	-	-	-	-	868,199	868,199
二零零零年已派末期股息(附註十二)	2000 Final dividend paid (Note 12)	-	-	-	-	-	-	(162,709)	(162,709)
二零零一年已派中期股息(附註十二)	2001 Interim dividend paid (Note 12)	-	-	-	-	-	-	(128,221)	(128,221)
二零零一年十二月三十一日	**At 31st December 2001**	**817,703**	**5,072**	**25,165**	**311,707**	**(3,912)**	**588,930**	**3,179,622**	**4,924,287**
表示於：	Representing:								
二零零一年十二月三十一日保留盈利	Retained earnings at 31st December 2001							3,031,675	
二零零一年擬派末期股息(附註十二)	2001 Final dividend proposed (Note 12)							147,947	
二零零一年十二月三十一日	**At 31st December 2001**							**3,179,622**	
公司及附屬公司	Company and subsidiaries	817,703	-	25,165	311,707	(3,912)	588,930	3,186,070	4,925,663
共同控制實體	Jointly controlled entities	-	-	-	-	-	-	(20,000)	(20,000)
聯營公司	Associates	-	5,072	-	-	-	-	13,552	18,624
二零零一年十二月三十一日	**At 31st December 2001**	**817,703**	**5,072**	**25,165**	**311,707**	**(3,912)**	**588,930**	**3,179,622**	**4,924,287**

集團	2000 Group	股份溢價 Share Premium	資本儲備 Capital Reserve	投資物業重估儲備 Investment Properties Revaluation Reserve	行產重估儲備 Premises Revaluation Reserve	投資重估儲備 Investment Revaluation Reserve	一般儲備 General Reserve	保留盈利 Retained Earnings	合計 Total
二零零零年一月一日，如前呈報	At 1st January 2000, as previously reported	808,052	8,320	12,425	334,192	(36,257)	588,930	1,891,774	3,607,436
採納會計實務準則第九號(修訂)之影響(附註一(貳拾))	Effect of adopting SSAP 9 (Revised) (Note 1(t))	-	-	-	-	-	-	122,914	122,914
二零零零年一月一日經重列	At 1st January 2000 as restated	808,052	8,320	12,425	334,192	(36,257)	588,930	2,014,688	3,730,350
發行股份溢價	Premium on issue of shares	9,083	-	-	-	-	-	-	9,083
發行股份費用	Share issue expenses	(9)	-	-	-	-	-	-	(9)
非持作買賣用途的證券公平值之變動	Change in fair value of non-trading securities	-	875	-	-	20,037	-	-	20,912
出售非持作買賣用途的證券	Disposal of non-trading securities	-	-	-	-	(7,555)	-	-	(7,555)
撇除額	Amount written down	-	-	-	(3,893)	-	-	-	(3,893)
出售行產	Disposal of premises	-	-	-	(5,134)	-	-	3,638	(1,496)
是年度溢利	Profit for the year	-	-	-	-	-	-	810,273	810,273
一九九九年已派末期股息	1999 Final dividend paid	-	-	-	-	-	-	(122,914)	(122,914)
二零零零年已派中期股息(附註十二)	2000 Interim dividend paid (Note 12)	-	-	-	-	-	-	(103,332)	(103,332)
二零零零年十二月三十一日	At 31st December 2000	817,126	9,195	12,425	325,165	(23,775)	588,930	2,602,353	4,331,419
表示於：	Representing:								
二零零零年十二月三十一日保留盈利	Retained earnings at 31st December 2000							2,439,644	
二零零零年擬派末期股息(附註十二)	2000 Final dividend proposed (Note 12)							162,709	
二零零零年十二月三十一日	At 31st December 2000							2,602,353	
公司及附屬公司	Company and subsidiaries	817,126	-	12,425	325,165	(23,775)	588,930	2,588,284	4,308,155
聯營公司	Associates	-	9,195	-	-	-	-	14,069	23,264
二零零零年十二月三十一日	At 31st December 2000	817,126	9,195	12,425	325,165	(23,775)	588,930	2,602,353	4,331,419

卅三、 儲備 (續)

33. RESERVES (Continued)

本集團於二零零一年十二月三十一日之保留盈利包括長期人壽保險業務之價值達520,514,000港元(2000：451,724,000港元)。此保留盈利數額現時未能作派發用 。

Included in retained earnings of the Group at 31st December 2001 is the value of long-term life assurance business in force totalling HK$520,514,000 (2000: HK$451,724,000) which is currently not available for distribution.

上述之資本儲備乃聯營公司行產重估儲備和投資重估儲備之總和，而一般儲備乃從往年度之保留盈利中轉撥而成。

The above capital reserve was created by aggregating the premises revaluation reserve and investment revaluation reserve booked in associates and the general reserve is transferred from retained earnings in previous years.

公司	2001 Company	股份溢價 Share Premium	資本儲備 Capital Reserve	保留盈利 Retained Earnings	合計 Total
二零零一年一月一日，如前呈報	At 1st January 2001, as previously reported	817,126	256,027	540,721	1,613,874
採納會計實務準則第九號(修訂)之影響淨值(附註一(貳拾))	Net effect of adopting SSAP 9 (Revised) (Note 1(t))	–	–	(18,326)	(18,326)
二零零一年一月一日經重列	At 1st January 2001 as restated	817,126	256,027	522,395	1,595,548
發行股份溢價	Premium on issue of shares	577	–	–	577
是年度溢利	Profit for the year	–	–	364,271	364,271
二零零零年已派末期股息(附註十二)	2000 Final dividend paid (Note 12)	–	–	(162,709)	(162,709)
二零零一年已派中期股息(附註十二)	2001 Interim dividend paid (Note 12)	–	–	(128,221)	(128,221)
二零零一年十二月三十一日	**At 31st December 2001**	**817,703**	**256,027**	**595,736**	**1,669,466**
表示於：	Representing:				
二零零一年十二月三十一日保留盈利	Retained earnings at 31st December 2001			447,789	
二零零一年擬派末期股息(附註十二)	2001 Final dividend proposed (Note 12)			147,947	
二零零一年十二月三十一日	**At 31st December 2001**			**595,736**	

卅三、 儲備(續)

33. RESERVES (Continued)

公司	2000 Company	股份溢價 Share Premium	資本儲備 Capital Reserve	保留盈利 Retained Earnings	合計 Total
二零零零年一月一日，如前呈報	At 1st January 2000, as previously reported	808,052	256,027	440,077	1,504,156
採納會計實務準則第九號(修訂)之影響淨值(附註一(貳拾))	Net effect of adopting SSAP 9 (Revised) (Note 1(t))	–	–	6,914	6,914
二零零零年一月一日經重列	At 1st January 2000 as restated	808,052	256,027	446,991	1,511,070
是年度溢利 如前呈報	Profit for the year as previously reported	–	–	366,685	366,685
採納會計實務準則第九號(修訂)之影響淨值(附註一(貳拾))	Net effect of adopting SSAP 9 (Revised) (Note 1(t))	–	–	(65,035)	(65,035)
是年度溢利經重列	Profit for the year as restated	–	–	301,650	301,650
發行股份溢價	Premium on issue of shares	9,083	–	–	9,083
發行股份費用	Share issue expenses	(9)	–	–	(9)
一九九九年已派末期股息	1999 Final dividend paid	–	–	(122,914)	(122,914)
二零零零年已派中期股息(附註十二)	2000 Interim dividend paid (Note 12)	–	–	(103,332)	(103,332)
二零零零年十二月三十一日	At 31st December 2000	817,126	256,027	522,395	1,595,548
表示於：	Representing:				
二零零零年十二月三十一日保留盈利	Retained earnings at 31st December 2000			359,686	
二零零零年擬派末期股息(附註十二)	2000 Final dividend proposed (Note 12)			162,709	
二零零零年十二月三十一日	At 31st December 2000			522,395	

按照公司條例第79B條計算，本公司於二零零一年十二月三十一日之可供派發儲備為595,736,000港元(2000：522,395,000 港元)。

Distributable reserves of the Company at 31st December 2001, calculated under section 79B of the Companies Ordinance, amounted to HK$595,736,000 (2000: HK$522,395,000).

根據一九九三年十二月一日通過之特別決議案，並隨後於一九九三年十二月二十日由香港最高法院批核，本公司股份溢價削減256,027,000 港元，並轉撥至資本儲備賬內。該256,027,000 港元儲備已於綜合賬內與商譽對沖。

By a special resolution passed on 1st December 1993 and subsequently approved by the Supreme Court of Hong Kong on 20th December 1993, the share premium of the Company was reduced by HK$256,027,000 and this amount was transferred to a capital reserve account. On consolidation the reserve of HK$256,027,000 has been applied against goodwill.

卅四、 到期情況　　34. MATURITY PROFILE

集團	2001 Group	即時還款 Repayable on demand	三個月或以下 3 months or less	一年或以下，但超過三個月 1 year or less but over 3 months	五年或以下，但超過一年 5 years or less but over 1 year	五年以後 After 5 years	無註明日期 Undated	合計 Total
資產	**Assets**							
國庫債券	Treasury bills	-	865,392	2,261,727	-	-	-	3,127,119
持有的存款證	Certificates of deposit held	-	-	69,179	455,587	-	-	524,766
各項客戶貸款	Advances to customers	5,543,495	3,780,315	2,552,040	6,828,066	9,956,136	614,305	29,274,357
債務證券包括：	Debt securities included in:							
－持作買賣用途的證券	– Trading securities	-	276	346,773	2,532,558	178,710	-	3,058,317
－持至到期證券	– Held-to-maturity securities	-	682,137	-	3,462,438	452,527	-	4,597,102
－非持作買賣用途的證券	– Non-trading securities	-	749,418	160,925	2,480,201	2,579,924	4,079	5,974,547
		5,543,495	6,077,538	5,390,644	15,758,850	13,167,297	618,384	46,556,208
負債	**Liabilities**							
銀行及其他金融機構存款及結餘	Deposits and balances of banks and other financial institutions	70,578	221,299	1,287	-	-	-	293,164
客戶的往來、定期、儲蓄及其他存款	Current, fixed, savings and other deposits of customers	7,118,226	23,484,452	2,240,351	187,696	-	-	33,030,725
已發行的存款證	Certificates of deposit issued	-	100,000	1,170,606	4,381,584	-	-	5,652,190
		7,188,804	23,805,751	3,412,244	4,569,280	-	-	38,976,079

卅四、 到期情況（續）

34. MATURITY PROFILE (Continued)

集團	2000 Group	即時還款 Repayable on demand	三個月或以下 3 months or less	一年或以下，但超過三個月 1 year or less but over 3 months	五年或以下，但超過一年 5 years or less but over 1 year	五年以後 After 5 years	無註明日期 Undated	合計 Total
資產	**Assets**							
國庫債券	Treasury bills	–	1,574,302	1,743,376	–	–	–	3,317,678
持有的存款證	Certificates of deposit held	–	–	273,941	73,941	–	–	347,882
各項客戶貸款	Advances to customers	4,749,176	3,541,580	2,320,099	6,160,271	12,024,967	689,488	29,485,581
債務證券包括：	Debt securities included in:							
－持作買賣用途的證券	– Trading securities	–	201,939	219,458	500,435	642,725	–	1,564,557
－持至到期證券	– Held-to-maturity securities	–	1,196,738	1,236,642	2,070,047	2,602,657	–	7,106,084
－非持作買賣用途的證券	– Non-trading securities	–	17,699	18,454	202,557	391,251	4,078	634,039
		4,749,176	6,532,258	5,811,970	9,007,251	15,661,600	693,566	42,455,821
負債	**Liabilities**							
銀行及其他金融機構存款及結餘	Deposits and balances of banks and other financial institutions	49,390	277,552	100,429	–	–	–	427,371
客戶的往來、定期、儲蓄及其他存款	Current, fixed, savings and other deposits of customers	5,818,401	23,121,548	2,308,770	136,193	–	–	31,384,912
已發行的存款證	Certificates of deposit issued	–	100,000	1,770,488	4,224,311	–	–	6,094,799
		5,867,791	23,499,100	4,179,687	4,360,504	–	–	37,907,082

卅五、 集團公司之結餘

35. BALANCES WITH GROUP COMPANY

資產負債表內賬目包括與本公司一附屬公司之結餘詳列如下：

Included in the following balance sheet caption are balances with a subsidiary of the Company detailed as follows:

公司	Company	2001	2000
銀行結餘	Bank balances	**2,840**	22,994

卅六、 高級人員貸款

36. LOANS TO OFFICERS

遵照香港公司條例第161B(4C)條，貸款予高級人員之細節披露如下：

Particulars of loans to officers disclosed pursuant to section 161B(4C) of the Hong Kong Companies Ordinance are as follows:

		十二月三十一日結餘 Balance outstanding at 31st December		年內貸款最高結餘 Maximum balance during the year	
		2001	2000	**2001**	2000
本金及利息結餘總額	Aggregate amount outstanding in respect of principal and interest	**128,725**	95,948	**239,803**	145,377

卅七、 資產負債表外之項目

37. OFF-BALANCE SHEET EXPOSURES

(甲) 或然負債及承擔

(a) Contingent liabilities and commitments

各項重大或然負債及承擔之合約額分類如下：

The following is a summary of the contractual amounts of each significant class of contingent liability and commitment:

集團	**Group**	**2001**	2000
直接信貸代替品	Direct credit substitutes	**67,356**	75,419
與交易相關之或然項目	Transaction related contingencies	**14,014**	34,060
與貿易相關之或然項目	Trade-related contingencies	**859,371**	731,291
其他承擔，其原本期限為：	Other commitments with an original maturity of:		
一少於一年或可無條件取消	– under 1 year or which are unconditionally cancellable	**17,849,072**	14,984,965
一一年及以上	– 1 year and over	**740,487**	509,360
		19,530,300	16,335,095

卅七、 資產負債表外之項目 (續)

37. OFF-BALANCE SHEET EXPOSURES (Continued)

(乙) 衍生工具

(b) Derivatives

各項重大衍生工具之名義合約額分類如下：

The following is a summary of the aggregate notional contract amounts of each significant type of derivatives:

集團	Group	買賣交易 Trading 2001	買賣交易 Trading 2000	對沖交易 Hedging 2001	對沖交易 Hedging 2000	合計 Total 2001	合計 Total 2000
匯率合約	Exchange rate contracts						
遠期及期貨合約	Forward and future contracts	**341,288**	2,205,021	**16,218,588**	19,690,743	**16,559,876**	21,895,764
貨幣掉期	Currency swaps	**–**	–	**57,703**	57,718	**57,703**	57,718
外匯期權合約	Foreign exchange option contracts						
一購入貨幣期權	– Currency options purchased	**437,773**	20,250	**–**	–	**437,773**	20,250
一沽出貨幣期權	– Currency options written	**437,853**	20,355	**–**	–	**437,853**	20,355
		1,216,914	2,245,626	**16,276,291**	19,748,461	**17,493,205**	21,994,087
利率合約	Interest rate contracts						
遠期及期貨合約	Forward and futures contracts	**–**	–	**9,304,892**	7,212,021	**9,304,892**	7,212,021
利率掉期	Interest rate swaps	**–**	–	**3,166,208**	1,840,226	**3,166,208**	1,840,226
沽出利率期權合約	Interest rate option contracts						
一沽出期權	– Options written	**–**	–	**1,169,663**	–	**1,169,663**	–
		–	–	**13,640,763**	9,052,247	**13,640,763**	9,052,247
其他合約	Other contracts						
權益性指數期貨合約	Equity index futures contracts	**16,896**	–	**14,435**	–	**31,331**	–
權益性期權合約	Equity option contracts						
一購入期權	– Options purchased	**71,424**	–	**–**	–	**71,424**	–
一沽出期權	– Options written	**71,424**	–	**–**	50,426	**71,424**	50,426
		159,744	–	**14,435**	50,426	**174,179**	50,426

買賣交易包括為執行客戶買賣指令或對沖此等持倉交易而持有的金融工具盤。

The trading transactions include positions arising from the execution of trade orders from customers or transactions taken to hedge these positions.

卅七、 資產負債表外之項目(續)

37. OFF-BALANCE SHEET EXPOSURES (Continued)

(乙) 衍生工具(續)

(b) Derivatives (Continued)

於十二月三十一日，上述資產負債表外之項目之信貸風險加權數額及重置成本，未經計入本集團訂立之雙邊淨額結算安排如下：

As at 31st December, the credit risk weighted amounts and replacement costs of the above off-balance sheet exposures, without taking into account the effect of bilateral netting arrangements that the Group entered into, are as follows:

集團	Group	**2001** 信貸風險加權數額 Credit risk weighted amount	**2001** 重置成本 Replacement cost	2000 信貸風險加權數額 Credit risk weighted amount	2000 重置成本 Replacement cost
或然負債及承擔	Contingent liabilities and commitments	**582,336**		395,487	
衍生工具	Derivatives				
匯率合約	Exchange rate contracts	**111,714**	**347,146**	75,484	131,837
利率合約	Interest rate contracts	**24,766**	**89,772**	13,398	35,163
其他合約	Other contracts	**1,067**	**253**	–	–
		137,547	**437,171**	88,882	167,000
		719,883		484,369	

合約數額僅為顯示資產負債表結算日的交易量。並不代表風險數額。

The contract amounts of these instruments indicate the volume of transactions outstanding as at the balance sheet date. They do not represent the amounts at risk.

信貸風險加權數額乃根據銀行業條例第三附表及香港金融管理局所發出之指引計算，而計算所得之數額則視乎交易對方及各項合約到期特性。

The credit risk weighted amounts are the amounts which have been calculated in accordance with the Third Schedule of the Banking Ordinance and guidelines issued by the Hong Kong Monetary Authority. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

重置成本乃指按市值估價，其價值為正數的所有合約成本(若交易對方不履行其義務時)，並以其價值為正數的合約按市值計算。重置成本亦被視為於結算日接近該等合約數額的信貸風險約數。

Replacement cost is the cost of replacing all contracts which have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking to market contracts with a positive value. Replacement cost is considered to be a close approximation of the credit risk for these contracts at the balance sheet date.

卅八、 綜合現金流量結算表附註

38. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

(甲) 扣除準備後之營運溢利與經營業務現金流入/(流出)淨額對賬表

(a) Reconciliation of operating profit after provisions to net cash inflow / (outflow) from operating activities

		2001	2000
扣除準備後之營運溢利	Operating profit after provisions	**875,476**	902,502
壞賬及呆賬準備	Provisions for bad and doubtful debts	**424,950**	311,177
減除收回後之貸款撇除淨額	Advances written off net of recoveries	**(331,239)**	(300,269)
商譽減值	Impairment of goodwill	**462**	–
折舊	Depreciation	**66,807**	56,071
從聯營公司所得之股息收入	Dividend income from an associate	**(1,551)**	–
已發行借貸資本之利息支出	Interest expense on loan capital issued	**42,380**	–
已發行的存款證利息支出	Interest expense on certificates of deposit issued	**296,232**	368,455
三個月以上到期的國庫債券之變動	Change in treasury bills maturing beyond three months	**(518,351)**	172,093
貿易票據之變動	Change in trade bills	**(81,636)**	54,716
所持存款證之變動	Change in certificates of deposit held	**(176,884)**	20,349
持作買賣用途的證券之變動	Change in trading securities	**(1,481,048)**	(1,339,862)
各項客戶貸款及其他賬目之變動	Change in advances to customers and other accounts	**151,128**	(2,351,430)
持至到期證券之變動	Change in held-to-maturity securities	**(4,017,008)**	(1,957,175)
非持作買賣用途的證券之變動	Change in non-trading securities	**1,303,299**	(9,114)
應付/應收聯營公司款項之變動	Change in amount due to / from an associate	**(2,513)**	(4,154)
共同控制實體投資之變動	Change in investments in jointly controlled entities	**(17,200)**	–
股東應佔長期人壽保險業務價值之變動	Change in value of long-term life assurance business attributable to shareholders	**(75,616)**	(60,131)
三個月以上到期的銀行及其他金融機構存款及結餘之變動	Change in deposits and balances of banks and other financial institutions maturing beyond three months	**(99,142)**	(393,598)
客戶的往來、定期、儲蓄及其他存款之變動	Change in current, fixed, savings and other deposits of customers	**1,645,813**	(1,263,974)
其他負債之變動	Change in other liabilities	**2,043,206**	4,388,415
匯兌調整	Exchange adjustments	**(681)**	10,838
經營業務現金流入/(流出)淨額	**Net cash inflow / (outflow) from operating activities**	**46,884**	(1,395,091)

卅八、 綜合現金流量結算表附註（續）

38. NOTES TO CONSOLIDATED CASH FLOW STATEMENT (Continued)

(乙) 購入附屬公司

(b) Purchase of a subsidiary

		2001
購入淨資產	Net assets acquired	
現金及短期資金	Cash and balances with banks	**908**
固定資產	Fixed assets	**19**
應計利息及其他賬目	Accrued interest and other accounts	**139**
其他賬目及預提	Other accounts and accruals	**(184)**
應付稅項	Taxation payable	**(119)**
		763
商譽	Goodwill	**462**
		1,225
支付方式：	Satisfied by:	
現金	Cash	**1,225**

(丙) 主要非現金交易

(c) Major non-cash transaction

在二零零一年，6,562,076,000港元之債務證券由持至到期證券轉移為非持作買賣用途的證券其情況詳列於附註七內。

In 2001, debt securities of HK$6,562,076,000 were transferred from held-to-maturity securities portfolio to non-trading securities portfolio as detailed in Note 7 to the accounts.

在二零零一年，因 DSE Holdings Limited 清盤所收回之8,801,000港元的非持作買賣用途的證券作部份資本償還。

In 2001, non-trading securities of HK$8,801,000 were received as part of the capital repayment arising from the liquidation of DSE Holdings Limited.

卅八、綜合現金流量結算表附註（續）

38. NOTES TO CONSOLIDATED CASH FLOW STATEMENT (Continued)

（丁）年內融資變動分析

(d) Analysis of changes in financing during the year

		股本（包括溢價） Share Capital (Including premium)	少數股東權益 Minority Interests	借貸資本 Loan Capital	長期負債 Long-term Liability	已發行的存款證 Certificates of Deposit Issued
二零零一年一月一日	At 1st January 2001	**1,310,184**	**80,967**	**–**	**430,000**	**6,094,799**
融資現金流入/（流出）淨額	Net cash inflow / (outflow) from financing	**677**	**–**	**974,863**	**–**	**(442,072)**
少數股東應佔虧損	Minority interests' share of losses	**–**	**(1,892)**	**–**	**–**	**–**
購入附屬公司	Purchase of a subsidiary	**–**	**(763)**	**–**	**–**	**–**
於一年內應付還部份	Portion repayable within one year	**–**	**–**	**–**	**(230,000)**	**–**
匯率變動之影響	Effect of foreign exchange rate changes	**–**	**–**	**(144)**	**–**	**(537)**
二零零一年十二月三十一日	**At 31st December 2001**	**1,310,861**	**78,312**	**974,719**	**200,000**	**5,652,190**

		股本（包括溢價） Share Capital (Including premium)	少數股東權益 Minority Interests	長期負債 Long-term Liability	已發行的存款證 Certificates of Deposit Issued
二零零零年一月一日	At 1st January 2000	1,299,710	230,262	250,000	4,457,022
融資現金流入/（流出）淨額	Net cash inflow / (outflow) from financing	10,474	(141,479)	280,000	1,630,622
少數股東應佔溢利	Minority interests' share of profits	–	12,519	–	–
已派股息	Dividend paid	–	(18,130)	–	–
應派股息	Dividend payable	–	(3,185)	–	–
於一年內應付還部份	Portion repayable within one year	–	–	(100,000)	–
匯率變動之影響	Effect of foreign exchange rate changes	–	980	–	7,155
二零零零年十二月三十一日	At 31st December 2000	1,310,184	80,967	430,000	6,094,799

卅八、 綜合現金流量結算表附註 (續)

38. NOTES TO CONSOLIDATED CASH FLOW STATEMENT (Continued)

(戊) 現金及現金等價物結餘之分析

(e) Analysis of the balances of cash and cash equivalents

		2001	2000
現金及在銀行及其他金融機構的結餘	Cash and balances with banks and other financial institutions	**1,102,326**	423,456
通知及短期存款	Money at call and short notice	**2,696,348**	2,894,623
原本期限為三個月以內的國庫債券	Treasury bills with original maturity within three months	**865,392**	1,574,302
原本期限為三個月以內的銀行及其他金融機構存款及結餘	Deposits and balances of banks and other financial institutions with original maturity within three months	**(291,877)**	(326,942)
		4,372,189	4,565,439

卅九、 資本及租約承擔

39. CAPITAL AND LEASE COMMITMENTS

(甲) 資本承擔

(a) Capital commitments

於十二月三十一日在賬目內仍未撥準備之資本承擔如下：

Capital commitments outstanding as at 31st December not provided for in the accounts were as follows:

集團	Group	2001	2000
已簽約但未撥準備	Contracted but not provided for	**10,592**	36,395
已批准但未簽約	Authorised but not contracted for	**1,869**	5,267
		12,461	41,662

(乙) 租約承擔

(b) Lease commitments

本集團於十二月三十一日的不可取消經營租約，而於未來支付之最低租約付款總額如下：

At 31st December the Group had future aggregate minimum lease payment under non-cancellable operating leases as follows:

集團	Group	2001	2000
土地樓房	Land and buildings		
一一年以內	– Not later than one year	**48,350**	47,837
一一年以後至五年	– Later than one year and not later than five years	**45,463**	74,824
一五年以後	– Later than five years	**–**	846
		93,813	123,507

本公司並無任何資本及租約承擔。

The Company has no capital and lease commitments.

四十、 分部資料 40. SEGMENT INFORMATION

		2001 銀行及其相關業務 Banking & related businesses	2001 保險業務 Insurance business	2001 合計 Total	2000 銀行及其相關業務 Banking & related businesses	2000 保險業務 Insurance business	2000 合計 Total
從外來客戶所得之收入	Revenue from external customers	**2,146,918**	**81,176**	**2,228,094**	1,960,647	76,268	2,036,915
扣除準備前之分項結果	Segment result before provisions	**1,222,431**	**77,995**	**1,300,426**	1,141,460	72,219	1,213,679
壞賬及呆賬準備調撥	Charge for bad and doubtful debts	**(424,992)**	**42**	**(424,950)**	(311,121)	(56)	(311,177)
扣除準備後之營運溢利	Operating profit after provisions	**797,439**	**78,037**	**875,476**	830,339	72,163	902,502
出售/重估固定資產之淨(虧損)/收益	Net (loss) / gain on disposal / revaluation of fixed assets	**(50,476)**	**-**	**(50,476)**	5,902	–	5,902
出售持至到期及非持作買賣用途的證券淨收益	Net gain on disposal of held-to-maturity and non-trading securities	**179,631**	**-**	**179,631**	14,557	–	14,557
應佔共同控制實體淨虧損	Share of net losses of jointly controlled entities	**(20,000)**	**-**	**(20,000)**	–	–	–
應佔聯營公司淨(虧損)/溢利	Share of net (losses) / profits of associates	**(620)**	**-**	**(620)**	4,628	–	4,628
除税前溢利	Profit before taxation	**905,974**	**78,037**	**984,011**	855,426	72,163	927,589
税項	Taxation			**(117,704)**			(104,797)
除税後溢利	Profit after taxation			**866,307**			822,792
少數股東權益	Minority interests			**1,892**			(12,519)
股東應佔溢利	Profit attributable to shareholders			**868,199**			810,273
分部資產	Segment assets	**53,076,023**	**1,228,986**	**54,305,009**	48,439,639	1,116,989	49,556,628
共同控制實體投資	Investment in jointly controlled entities	**27,000**	**-**	**27,000**	29,800	–	29,800
聯營公司投資	Investment in associates	**99,866**	**-**	**99,866**	115,175	–	115,175
資產合計	Total assets	**53,202,889**	**1,228,986**	**54,431,875**	48,584,614	1,116,989	49,701,603
分部負債	Segment liabilities	**47,596,754**	**364,645**	**47,961,399**	44,490,481	305,678	44,796,159
本年內折舊	Depreciation for the year	**66,807**	**502**	**67,309**	56,071	389	56,460
本年內資本開支	Capital expenditure incurred during the year	**82,719**	**3,674**	**86,393**	62,110	1,131	63,241

本集團超過九成之資產總值皆在香港，而超過九成之除税前溢利乃來自香港，故並無區域分佈資料提供。

No geographical reporting is provided as over 90% of the Group's revenues is derived from Hong Kong and over 90% of the Group's assets are originated from business decisions and operations based in Hong Kong.

四十一、 有關連人士之交易

41. RELATED PARTY TRANSACTIONS

在正常業務中與有關連人士進行的交易，包括提供信貸及接受存款服務。

A number of banking transactions were entered into with related parties in the normal course of business. These include the extension of credit facilities and deposit taking.

本集團涉及貸款之主要有關連人士交易為向本公司一名非執行董事所控制或具有重大影響力的公司提供信貸融資。截至二零零一年十二月三十一日，向該公司提供之貸款總額為25,000,000港元（2000：3,000,000港元）。年內平均貸款額為4,667,000港元（2000：750,000港元）。

The principal related party transaction with respect to loans is the provision of credit facilities to a listed company controlled or significantly influenced by a non-executive Director of the Company. As at 31st December 2001, the total amount of loans provided to this company was HK$25,000,000 (2000: HK$3,000,000) and the average amount provided during the year was HK$4,667,000 (2000: HK$750,000).

本集團亦有從由董事及受董事所控制或具有重大影響力之公司收取存款。截至二零零一年十二月三十一日，從該等公司收取的存款總額為200,191,000港元（2000：217,963,000港元）。年內平均存款額為230,941,000港元（2000：229,024,000港元）。

Deposits were also taken by the Group from Directors and companies controlled or significantly influenced by Directors of the Group. The total amount of deposits received from these companies as at 31st December 2001 was HK$200,191,000 (2000: HK$217,963,000) and the average amount of deposits during the year was HK$230,941,000 (2000: HK$229,024,000).

本年度內，與本集團之聯營公司建新銀行有限公司（「建新」）進行多項交易。截至二零零一年十二月三十一日，下列項目包括與建新之結餘如下：

During the year, various transactions were entered into with Jian Sing Bank Limited ("Jian Sing"), an associate of the Group. Included in the following captions are balances outstanding with Jian Sing as at 31st December:

		2001	2000
現金及短期資金	Cash and short-term funds	**26,334**	16,538
銀行及其他金融機構存款及結餘	Deposits and balances of banks and other financial institutions	**220,773**	173,870
匯率合約	Exchange rate contracts	**15,651**	39,777

四十一、 有關連人士之交易 (續)

根據本公司附屬機構大新銀行有限公司(「大新」)與一聯營公司建新銀行有限公司(「建新」)簽訂之服務合約，大新向建新提供之管理服務，按實際支出或協議定額月費中較高者收費。此外，大新予建新之電腦服務，乃依固定月費加每次分行交易協定費用徵收。而大新予以建新有關租購貸款之代理服務，則以未償還貸款結餘按月收費。本年內收取建新之管理費用總額為5,434,000港元(2000：5,757,000港元)。

於二零零一年期間，本集團與建新就出租物業按公平原則收取租金，本年內收取之租金為 3,998,000 港元(2000：4,000,000 港元)。

四十二、 賬目通過

本賬目已於二零零二年三月五日經董事會通過。

41. RELATED PARTY TRANSACTIONS (Continued)

Pursuant to services agreements signed between a subsidiary of the Company, Dah Sing Bank, Limited ("DSB") and an associate, Jian Sing, the provision of management services by DSB to Jian Sing is to be charged at the higher of actual costs incurred and an agreed flat monthly fee. The provision of computer services by DSB to Jian Sing is to be charged at a fixed monthly fee plus an agreed fee for each branch transaction conducted. In addition, the provision of agency services by DSB to Jian Sing in respect of hire purchase loans is to be charged at an agreed monthly fee depending on the outstanding loan balances. The total amount of management fee received from Jian Sing during the year was HK$5,434,000 (2000: HK$5,757,000).

During 2001, the Group charged Jian Sing rental charges on an arm's length basis for premises leased to Jian Sing. The amount charged during the year was HK$3,998,000 (2000: HK$4,000,000).

42. APPROVAL OF ACCOUNTS

The accounts were approved by the Board of Directors on 5th March 2002.

(以港幣千元位列示)

(Expressed in thousands of Hong Kong Dollars)

以下資料屬於集團之銀行系，包括大新銀行有限公司、大新財務有限公司、豐明銀行有限公司、D.A.H. Hambros Bank (Channel Islands) Limited。資料披露只列作賬目中附帶資料，並不屬於經審核賬目之一部份。

The following information relates to the Banking Group which includes Dah Sing Bank, Limited, Dah Sing Finance Limited, MEVAS Bank Limited and D.A.H. Hambros Bank (Channel Islands) Limited. The information is disclosed as part of the accompanying information to the accounts and does not form part of the audited accounts.

一、不履行、逾期及經重組資產 / 1. NON-PERFORMING, OVERDUE AND RESCHEDULED ASSETS

各項客戶貸款 / ***Advances to customers***

(i) 不履行貸款： / (i) Non-performing loans:

		2001	佔總貸款額百分比 % of Total Advances	2000	佔總貸款額百分比 % of Total Advances
貸款總額	Gross advances	**605,935**	**2.07**	666,535	2.26
已撥出特別準備	Specific provisions made	**(267,035)**		(164,161)	
		338,900		502,374	
持有抵押品市值	Market value of security held	**328,420**		442,714	
懸欠利息	Interest in suspense	**53,147**		63,019	

(ii) 逾期未償還貸款： / (ii) Overdue advances:

		2001	佔總貸款額百分比 % of Total Advances	2000	佔總貸款額百分比 % of Total Advances
逾期未償還貸款總額：	Gross advances overdue for:				
三個月以上至六個月	Six months or less but over three months	**179,324**	**0.61**	256,755	0.87
六個月以上至一年	One year or less but over six months	**113,761**	**0.39**	78,746	0.27
一年以上	Over one year	**191,569**	**0.65**	264,913	0.90
		484,654	**1.65**	600,414	2.04
上述貸款之仍累計利息部份	The amount on which interest is still being accrued	**60,536**		107,080	
有擔保逾期貸款所持的抵押品市值	Market value of security held against the secured advances	**308,015**		405,506	
有擔保逾期貸款	Secured overdue advances	**290,424**		402,948	
無擔保逾期貸款	Unsecured overdue advances	**194,230**		197,466	
已撥出特別準備	Specific provisions made	**184,044**		155,858	

一、不履行、逾期及經重組資產（續）

1. NON-PERFORMING, OVERDUE AND RESCHEDULED ASSETS (Continued)

各項客戶貸款（續）

Advances to customers (Continued)

(iii) 逾期未償還貸款與不履行貸款對賬如下：

(iii) Overdue advances are reconciled to non-performing loans as follows:

		2001	2000
貸款逾期超過三個月	Advances which are overdue for more than three months	**484,654**	600,414
加：逾期三個月或以下之不履行貸款	Add: non-performing loans which are overdue for three months or less	**109,379**	8,425
加：未逾期之不履行貸款	Add: non-performing loans which are not yet overdue	**20,536**	61,426
加：經重組貸款減去已列入逾期貸款內之金額	Add: rescheduled advances net of amounts included in overdue advances	**51,902**	103,350
減：逾期超過三個月，但仍在累計利息之貸款	Less: advances which are overdue for more than three months and on which interest is still being accrued	**(60,536)**	(107,080)
不履行貸款	Non-performing loans	**605,935**	666,535

(iv) 經重組貸款（已扣除載於上述註(ii)內逾期超過三個月以上未償還貸款）：

(iv) Rescheduled advances (net of those which have been overdue for over three months and reported in Note (ii) above):

		2001	**佔總貸款額百分比 % of Total Advances**	2000	佔總貸款額百分比 % of Total Advances
經重組貸款	Rescheduled advances	**268,364**	**0.92**	460,574	1.56
已撥出特別準備	Specific provisions made	**20,349**		25,523	

於二零零零年十二月三十一日及二零零一年十二月三十一日並無貸予銀行及金融機構的貸款或其他資產被分類為不履行、逾期及經重組資產。

There were no advances to banks and financial institutions nor other assets that were classified under non-performing, overdue and rescheduled assets as at 31st December 2001 and 31st December 2000.

二、資本充足及流動資產比率

2. CAPITAL ADEQUACY AND LIQUIDITY RATIOS

		2001	2000
資本充足比率	Capital adequacy ratio	**18.7%**	14.3%
經調整資本充足比率	Adjusted capital adequacy ratio	**18.6%**	14.2%
流動資產比率	Liquidity ratio	**46.2%**	44.4%

資本充足比率顯示集團銀行系於十二月三十一日之綜合比率。集團銀行系內各公司之資本充足比率乃根據銀行業條例第三附表計算。

The capital adequacy ratio represents the consolidated ratio of the Banking Group as at 31st December. The capital adequacy ratio of each entity within the Banking Group is computed in accordance with the Third Schedule of the Banking Ordinance.

經調整資本充足比率表示集團銀行系於十二月三十一日之綜合比率。集團銀行系內各公司之經調整資本充足比率乃根據香港金融管理局所發出「就市場風險維持充足資本」指引計算，是項經調整比率已顧及在十二月三十一日之市場風險 。

The adjusted capital adequacy ratio represents the consolidated ratio of the Banking Group as at 31st December. The adjusted capital adequacy ratio of each entity within the Banking Group is computed in accordance with the Guideline "Maintenance of Adequate Capital Against Market Risks" issued by the Hong Kong Monetary Authority. The adjusted ratio takes into account market risk as at 31st December.

流動資產比率顯示集團銀行系於財政年度期間十二個月每個曆月的平均流動資產比率的簡單平均數。集團銀行系內各公司之流動資產比率是根據銀行業條例第四附表計算。

The liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio for the twelve months of the financial year for the Banking Group. The liquidity ratio of each entity within the Banking Group is computed in accordance with the Fourth Schedule of the Banking Ordinance.

三、 扣減後的資本基礎

扣減後的資本基礎及用作計算上述在十二月三十一日資本充足比率並向香港金融管理局呈報的分析如下：

3. CAPITAL BASE AFTER DEDUCTIONS

The capital base after deductions used in the calculation of the above capital adequacy ratios as at 31st December and reported to the Hong Kong Monetary Authority is analysed as follows:

		2001	2000
核心資本	Core capital		
繳足股款的普通股股本	Paid up ordinary share capital	**1,207,749**	1,157,749
儲備	Reserves	**3,157,358**	2,742,566
核心資本總額	Total core capital	**4,365,107**	3,900,315
附加資本	Supplementary capital		
土地及土地權益價值重估的儲備	Reserve on revaluation of land and interests in land	**229,354**	232,084
持有非用作買賣用途的證券的重估儲備	Reserve on revaluation of holding of securities not held for trading purposes	**(3,900)**	(23,785)
一般呆賬準備	General provisions for doubtful debts	**268,594**	275,066
有期後償債項	Term subordinated debts	**974,719**	–
可計算的附加資本總額	Total eligible supplementary capital	**1,468,767**	483,365
扣減前的資本基礎總額	Total capital base before deductions	**5,833,874**	4,383,680
資本基礎總額的扣減項目	Deductions from total capital base	**(120,201)**	(122,701)
扣減後的資本基礎總額	Total capital base after deductions	**5,713,673**	4,260,979

四、 分項資料－集團銀行系 / 4. SEGMENTAL INFORMATION - BANKING GROUP

（甲） 按業務分類： / (a) By class of business:

二零零一	2001	商業銀行 Commercial Banking	個人銀行 Personal Banking	財資及集團業務 Treasury and Corporate	合計 Total
營運收入總額（扣除利息支出）	Total operating income (net of interest expense)	**633,346**	**1,116,035**	**397,537**	**2,146,918**
扣除準備前之營運溢利	Operating profit before provisions	**484,501**	**508,150**	**229,780**	**1,222,431**
扣除準備後之營運溢利	Operating profit after provisions	**405,117**	**189,121**	**203,201**	**797,439**
除税前溢利	Profit before taxation	**405,117**	**195,302**	**305,555**	**905,974**

二零零零	2000	商業銀行 Commercial Banking	個人銀行 Personal Banking	財資及集團業務 Treasury and Corporate	合計 Total
營運收入總額（扣除利息支出）	Total operating income (net of interest expense)	646,874	975,091	338,682	1,960,647
扣除準備前之營運溢利	Operating profit before provisions	483,099	441,818	216,543	1,141,460
扣除準備後之營運溢利	Operating profit after provisions	309,717	308,785	211,837	830,339
除税前溢利	Profit before taxation	309,717	308,785	236,924	855,426

商業銀行業務包括接受存款、貸款、營運資金融資、貿易融資及應收賬貼現融資，其存款來源及融資客戶主要是工商業及機構性客戶，亦包括機械、汽車及運輸的租購及租賃。

Commercial banking business includes the acceptance of deposits from and the advance of loans and working capital finance to commercial, industrial and institutional customers, and the provision of trade financing and receivable financing. Hire purchase finance and leasing related to equipment, vehicle and transport financing are included.

個人銀行業務包括接受個人客戶存款、住宅樓宇按揭、私人貸款、透支和信用卡服務、保險業務的銷售和投資服務。

Personal banking business includes the acceptance of deposits from individual customers and the extension of residential mortgage lending, personal loans, overdraft and credit card services, the provision of insurance sales and investment services.

財資業務主要包括外匯服務、中央貸存現金管理、利率風險管理、證券投資管理及集團銀行系整體之資金運用管理。集團業務為不直屬其他業務部的投資及商業營運。

Treasury activities are mainly the provision of foreign exchange services and centralised cash management for deposit taking and lending, interest rate risk management, management of investment in securities and the overall funding of the Banking Group. Corporate activities are investment and business operations not directly identified under other business divisions.

（乙） 按區域分類： / (b) By geographical area:

本集團銀行系超過九成之資產組合的業務決定及營運皆在香港，而本集團銀行系超過九成之營業收入乃源自香港，故並無區域分佈資料提供。

No geographical reporting is provided as over 90% of the Banking Group's revenues is derived from Hong Kong and over 90% of the Banking Group's assets are originated from business decisions and operations based in Hong Kong.

四、分項資料－銀行集團系(續) 4. SEGMENTAL INFORMATION – BANKING GROUP (Continued)

(丙) 客戶貸款總額—按行業及貸款用途分類：

(c) Gross advances to customers by industry sector classified according to the usage of the loan are:

		2001	2000
工商金融	Industrial, commercial and financial		
— 物業發展	– Property development	**447,730**	247,580
— 物業投資	– Property investment	**2,379,572**	2,040,681
— 金融企業	– Financial concerns	**363,192**	219,453
— 股票經紀	– Stockbrokers	**12,512**	13,245
— 批發與零售業	– Wholesale and retail trade	**1,168,226**	1,303,074
— 製造業	– Manufacturing	**2,134,177**	2,099,579
— 運輸及運輸設備	– Transport and transport equipment	**2,180,592**	4,669,011
— 其他	– Others	**888,067**	813,579
		9,574,068	11,406,202
個人	Individuals		
— 購買「居者有其屋計劃」、「私人參建居屋計劃」及「租者置其屋計劃」樓宇貸款	– Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**2,465,067**	1,834,950
— 購買其他住宅物業的貸款	– Loans for the purchase of other residential properties	**8,443,582**	8,459,579
— 信用卡貸款	– Credit card advances	**2,773,749**	2,275,706
— 其他	– Others	**3,661,823**	3,050,226
		17,344,221	15,620,461
在香港使用的貸款	Loans for use in Hong Kong	**26,918,289**	27,026,663
貿易融資	Trade finance	**1,879,976**	1,989,595
在香港以外使用的貸款	Loans for use outside Hong Kong	**476,092**	469,323
		29,274,357	29,485,581

(丁) 跨國債權

(d) Cross-border claims:

二零零一年十二月三十一日	As at 31st December 2001	集團銀行系 Banking Group			
		銀行及其他金融機構 Banks and other financial institutions	公營機構 Public sector entities	其他 Others	合計 Total
相等於百萬港元	Equivalent in millions of Hong Kong Dollars				
亞太區，不包括香港在內	Asia Pacific excluding Hong Kong	855	–	267	1,122
北美及南美	North and South America	823	1,889	3,665	6,377
中東及非洲	Middle East and Africa	1	–	–	1
歐洲	Europe	2,576	–	479	3,055
		4,255	1,889	4,411	10,555

四、分項資料－集團銀行系(續)

4. SEGMENTAL INFORMATION – BANKING GROUP (Continued)

(丁) 跨國債權(續)

(d) *Cross-border claims (Continued):*

二零零零年十二月三十一日 As at 31st December 2000

集團銀行系 Banking Group

		銀行及其他金融機構 Banks and other financial institutions	公營機構 Public sector entities	其他 Others	合計 Total
相等於百萬港元	Equivalent in millions of Hong Kong Dollars				
亞太區，不包括香港在內	Asia Pacific excluding Hong Kong	1,901	–	112	2,013
北美及南美	North and South America	334	1,070	1,668	3,072
歐洲	Europe	1,845	–	402	2,247
		4,080	1,070	2,182	7,332

跨國債權資料是在顧及風險的轉移後，根據交易對手的所在地而披露與外地交易對手最終的風險。一般而言，若交易對手的債權是由在不同國家的另一方擔保，或履行債權是一銀行的海外分行，而其總部是處於不同的國家，才會確認風險，由一國家轉往另一國家。資料的披露只限於佔跨國債權總額百分之十或以上的地區。

The information of cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, transfer of risk from one country to another is recognised if the claims against a counterparty are guaranteed by another party in a different country or if the claims are on an overseas branch of a bank whose head office is located in a different country. Only regions constituting 10% or more of the aggregate cross-border claims are disclosed.

五、風險管理

5. MANAGEMENT OF RISKS

本集團銀行系確認須透過完善的管理架構以有效地管理各類會改變之風險。

The Banking Group recognises the changing nature of risk and manages it through a well developed management structure.

風險管理專注於三大範圍：信貸風險、市場風險及流動資金風險。信貸風險之產生主要源於信貸組合，其中包括零售和商業借貸，機器和租購融資及財資部和金融機構業務部的大手借貸。

Risk management is focused on the three major areas of risk – credit risk, market risk and liquidity risk. Credit risk occurs mainly in the Banking Group's credit portfolios comprising Commercial and Retail lendings, Equipment and Hire Purchase financing, and Treasury and Financial Institutions wholesale lendings.

大部份的市場風險是源於財資部。這主要是與本集團銀行系資產負債表內之買賣交易及資產負債表外為對冲買賣交易活動之持倉有關連。

Market risk arises mainly in Treasury and is associated principally with the Banking Group's on-balance sheet positions in the trading book, and off-balance sheet positions taken to hedge elements of the trading book.

流動資產風險之產生橫跨本集團銀行系之資產負債表。

Liquidity risk arises across the Banking Group's balance sheet.

五、 風險管理(續)

(甲) 大新集團銀行系風險管理架構

董事會對所有類別的風險管理負上總體的責任。關於風險控制方面，董事會的責任包括：

- 批准總體的策略及政策以確保能在交易及組合層面適當地管理信貸及其他風險；
- 財務和非財務方面的風險管理，透過營運和行政控制，包括審核委員會的操作；業績檢討(比對預測)、營運統計和政策問題作出監控；及
- 對比預算業績檢討和分析主要非財務指標。

行政委員會被委任監察及領導由集團風險部和各功能委員會主導管理及處理的不同類形風險。

(乙) 資產及負債管理委員會

由董事會成立的資產及負債管理委員會，被委任有責任地監察和控制資產負債架構性風險的水平，並就資產負債表架構主要元素，向行政委員會或本集團及大新銀行董事會匯報。其中包括，但不局限於市場風險、流動資金風險、資本運用、融資需求及配合。

資產及負債管理委員會最少每星期開會一次，其責任包括：

- 分配集團資產負債表風險予各集團業務和營運部門。
- 集團資產負債表的組合(在董事會核定的策略性限額內)，包括資本、融資及由財資部持有作銀行交易用途的資產比例；及
- 批准為管理集團資產負債表的財務交易項目。

為識別風險管理對本集團銀行系的重要性，資產及負債管理委員會由集團常務董事主持會議。其他與會成員包括執行董事和集團負責不同業務，財務監理和風險管理的高級行政人員。成員的資歷，與及廣博的知識和經驗，確保委員會有權力處理有關集團銀行系資產負債表內需要解決的跨業務問題。

5. MANAGEMENT OF RISKS (Continued)

(a) The risk management structure of the Dah Sing Banking Group

The Board of Directors has the broad overall responsibility for the management of all types of risk. The responsibilities of the Board in relation to risk control are:

- the approval of the overall strategy and policies to ensure that credit and other risks are properly managed at both the transaction and portfolio levels;
- the management of risk, both financial and non-financial, conducted through operational and administrative control systems including the operation of the Audit Committee; review of key results (against forecasts), operational statistics and policy issues; and
- financial performance by analysis against approved budgets and analysis of variations in key non-financial measures.

The Executive Committee has been delegated the authority to oversee and guide the management of different risks which are more particularly managed and dealt with by Group Risk and different functional committees.

(b) The Asset and Liability Management Committee ("ALCO")

The ALCO established by the Board is charged with the responsibility of monitoring and controlling the level of structural balance sheet risk of the Banking Group and managing and reporting to the Executive Committee or the Board of the Group and Dah Sing Bank on key elements in the balance sheet structure. This covers, but is not limited to, market risk, liquidity risk, capital utilization, funding requirements and liquidity.

ALCO meets at least weekly and has responsibility for:

- the allocation of group balance sheet risk between individual group businesses and operating divisions;
- the structure of the group balance sheet (within any nature of strategy limits approved by the Board). This includes capital, funding and the proportion of assets held by Treasury for banking and trading purposes; and
- the approval of transactions for managing the balance sheet and financial performance of the Group.

In recognition of the importance of risk management to the Banking Group, ALCO is chaired by the Group Managing Director. Other members of ALCO include executive directors and senior executives of the Group responsible for different businesses, financial control and risk management. The seniority of the members of ALCO coupled with their broad base of knowledge and experience ensures that it has the authority to deal with any cross functional issues that require resolution in relation to Banking Group balance sheet issues.

五、風險管理(續)

5. MANAGEMENT OF RISKS (Continued)

(丙) 集團風險部

集團的獨立風險部負責確保本集團銀行系整體上的政策訂定和權責。集團風險部監察並透過行政委員會向董事會匯報集團銀行系風險狀況,制定財務風險和資料完善的標準,及確保在策劃和訂價的過程中,充份考慮財務方面的風險。集團風險部審閱和核定所有本集團銀行系的信貸風險,包括對新市場、經濟行業、組織、信貸產品和令本集團銀行系產生信貸與相關風險的財務工具的核定。在決定信貸策略時,集團風險部會考慮香港金融管理局制定的指引、業務方向及經風險調整的業務表現。集團風險部亦列席集團營運部門和業務的信貸或風險委員會。

本集團銀行系風險管理的專業知識持續提升其借貸組合的總體質素,並促使本集團銀行系能應付改變中的監管要求和有信心地掌握與授信相關的風險和回報。

在集團風險部董事引導下,本集團銀行系持續發展其風險管理能力並增加專注風險策略對風險和報酬與及資本回報的影響。本集團銀行系在面對日常業務管理不同形式的風險時會採用一系列的風險管理和分析工具。此等工具亦持續地在被改良和提升以配合不斷改變的業務需要和監管機構的要求。

(c) Group risk

The independent Group Risk function is responsible for ensuring that policies and mandates are established for the Banking Group as a whole. Group Risk monitors and reports Banking Group risk positions to the Board via the Executive Committee, sets standards for financial risks and data integrity and ensures that the financial risks are fully considered in the planning and pricing process. Group Risk reviews and approves all credit exposure policies for the Banking Group including the approval of exposures to new markets, economic sectors, organisations, credit products and financial instruments which expose the Banking Group to credit and related risks. In determining credit policies, Group Risk takes into account the guidelines established by the Hong Kong Monetary Authority, business direction, and risk adjusted performance of each business. Group Risk is also represented on the lending or risk committees of the Banking Group's operating divisions and businesses.

The Banking Group's risk management expertise continues to advance the overall quality of the Banking Group's lending portfolios, and enables the Banking Group to meet the changing regulatory requirements and enter into credit exposures with the confidence that it understands the associated risks and rewards.

The Banking Group is continuing to evolve its risk management capabilities under the aegis of the Banking Group Risk Director, increasing the focus of its risk strategy on risk and reward and returns on capital. The Banking Group uses a range of risk measurement and analytical tools in its management of the various risks which it faces in its day-to-day businesses and these are continually being enhanced and upgraded to reflect the ever-changing business needs and the requirements of the regulators.

(丁) 業務部門信貸委員會

本集團銀行系各營運部門均擁有其信貸或風險委員會,該等委員會負責核定和推薦其業務範圍內的政策,限額和風險控制的權責。這體制反映本集團銀行系在集團風險部統籌下把風險管理的責任融入各項業務之管理運作中。故此,各業務之信貸風險功能均向其支援的業務及集團風險部匯報。

(d) Business division credit committees

Each of the operating divisions of the Banking Group has its own credit or risk committee responsible for approving and recommending policies, limits and mandates for risk control within their respective business areas. This is consistent with the Banking Group's approach of devolving responsibility for risk management to the individual business areas under the aegis of the Group Risk function. As such, each business credit risk function reports to both Group Risk and the business area which it supports.

五、風險管理（續）

（戊）信貸風險

本集團銀行系重點管理因借貸客戶或交易對方未能履行對本集團銀行系清還債務與借貸、庫務及衍生工具活動有關而產生的信貸風險。本集團銀行系各業務部門均設有風險或信貸委員會。成員包括銀行系附屬公司執行董事，連同個別業務高級經理及集團風險部。此等委員會，在集團風險部的支持下負責推介，明確地設立及修訂信貸政策及程序，並被委派監察推行信貸政策的責任。本集團銀行系所有營運部門之信貸政策除規定授予信貸的準則及指引、信貸批核、複閱及監察過程外，亦包括貸款分級、信貸評分及撥備制度，此等信貸政策須持續地複閱以配合蛻變中的營商環境。

本集團銀行系基於業務、財務、市場、行業及抵押資料，評估不同類型的客戶及交易對方的信貸風險值，並根據信貸批核及複閱政策而審慎地管理所有類型的信貸風險。不同的管理階層會基於已制定的指引而批核各種信貸產品、客戶或交易對手及信貸額。管理層、信貸委員會及集團風險部會定期監察及控制信貸風險、信貸限額及資產質素。本集團銀行系內部稽核師會作定期稽核及檢查以確保信貸政策及程序得以遵從。

個別的信貸政策亦確定新產品及活動的審批政策及程序，亦兼顧信貸等級、評分、程序和撥備政策等細節事宜。

為避免風險的集中，對個別客戶或其有關集團之大額風險均被規限於資本基礎的某個百分比。對各行業的貸款亦規管於批准限額內以求組合達致平衡。

在適當的時候，為減低信貸風險，本集團銀行系會收取抵押品作為信貸額的擔保。認可抵押品之類別及其特性和各類貸款息差皆確定於信貸政策內。

所有信貸，無論有否收取抵押品，皆取決於客戶的現金流量情況及其還款能力。

5. MANAGEMENT OF RISKS (Continued)

(e) Credit risk

The Dah Sing Banking Group attaches high priority to the management of credit risk which arises from the possibility that borrowing customers or counterparties may default on their payment obligations associated with lending, treasury and derivative activities undertaken by the Banking Group. The Banking Group's business Divisions each have a risk or credit committee comprising executive directors of the banking subsidiaries along with other senior managers of the respective business and Group Risk. These committees have the responsibility for recommending, formulating and revising credit policy and procedures under the aegis of Group Risk, as well as the delegated responsibility for overseeing the implementation of credit policies. The credit policies of all of the Banking Group's operating Divisions, which define credit extension criteria, guidelines, credit approval, review and monitoring processes as well as the systems for loan classification, credit scoring and provisioning, are the subject of continuous review to reflect the changing business environment of the markets in which the Banking Group operates.

The Banking Group manages all types of credit risk on a prudent basis, in accordance with the credit approval and review policies, by evaluating the credit worthiness of different types of customers and counterparties based on assessment of business, financial, market, industry sector and collateral information applicable to the types of loans and counterparty dealings. Credits, where approved, are extended within the limits set out in the credit policies, for each product, customer or counterparty and are approved by different levels of management based upon an established authority guide contained within the credit policy and delegated by the Board of Directors. Actual credit exposures, limits and asset quality are regularly monitored and controlled by management, the credit committees and Group Risk. The Banking Group's internal auditors conduct regular reviews and audits to ensure compliance with credit policies and procedures.

The individual credit policies also establish policies and processes for the approval and review of new products and activities, together with details of the facility grading, or credit scoring, processes and provisioning policies.

To avoid concentration of risk, large exposures to individual customers or related groups are limited to a percentage of the capital base, and advances to industry sectors are managed within approved limits to achieve a balanced portfolio.

In order to mitigate the credit risk and, where appropriate, the Banking Group will obtain collateral which is secured against the credit facility. The acceptable types of collateral and their characteristics are established within the credit policies, as are the respective margins of finance.

Irrespective of whether collateral is taken, all credit decisions are based upon the customer's cashflow position and ability to repay.

五、 風險管理(續)

(己) 流動資金風險

本集團銀行系審慎地管理流動資產以確保流動資金比率於全年度均能保持高於法定最低要求的流動資產比率。一如上述披露的資本充足及流動資產比率，實質平均流動資產比率遠高於銀行業條例最低要求的百分之二十五。

本集團銀行系的資產及負債管理委員會定期檢討貸款和存款的組合與其改變、融資需求及預測、到期錯配狀況及對流動資金比率作出持續的監管。本集團銀行系亦對流動資金定下適當的限額及持有充足的流動資產以確保能應付所有短期資金需求。

本集團銀行系的資金主要包括客戶存款及已發行的存款證。存款證的發行有助延長融資的年期及減少到期錯配，在少數情況下，亦會選用短期銀行同業存款。本集團銀行系是銀行同業市場的淨放款人。

(庚) 利率風險

本集團銀行系承擔的利率風險，主要是源於以浮動利率存款來融資定息貸款。當利率上升時，定息貸款所賺取的利息收入將不會增加，而影響了利率差距及淨利息收入。資產及負債管理委員會會因應市場及利率的形勢而應用資產負債表外的利率套戥工具對沖本集團銀行系部份的定息貸款，從而減低利率風險。

(申) 外匯風險

本集團銀行系承擔的外匯風險十分有限，因為由客戶交易引致的外匯持倉及外匯結存，通常會與其他的客戶交易或市場交易互相抵銷。淨風險持倉，無論是個別貨幣或總體而言，每日皆由本集團銀行系外匯及財資部控制在已制定的外匯限額內。

若用長期外幣資金融資港元資產，通常會透過貨幣掉期或遠期外匯合約對沖而減低外匯風險。

5. MANAGEMENT OF RISKS (Continued)

(f) Liquidity risk

The Banking Group manages its liquidity on a prudent basis to ensure that a sufficiently high liquidity ratio relative to the statutory minimum is maintained throughout the year. As disclosed in the capital adequacy and liquidity ratios shown above, the average liquidity ratio of the Banking Group for the year was well above the 25% minimum ratio set by the Banking Ordinance.

The Banking Group's ALCO regularly reviews the Banking Group's current loan and deposit mix and changes, funding requirements and projections, and maturity mismatch with the ongoing monitoring of the liquidity ratio. Appropriate liquidity limits are set and sufficient liquid assets are held to ensure that the Banking Group can meet all short-term funding requirements.

The Banking Group's funding comprises mainly deposits of customers and certificates of deposit issued. The issuance of certificates of deposit helps lengthen the funding maturity and reduce the maturity mismatch. Short-term interbank deposits are taken on a limited basis and the Banking Group is a net lender to the interbank market.

(g) Interest rate risk

The Banking Group's interest rate risk mainly arises from the funding of fixed-rate loans by floating rate deposits. When interest rates rise, the interest spread and net interest income will be affected as interest income generated by the existing fixed-rate loans will not increase. The Banking Group's interest rate risk is mitigated in part by the use of off-balance sheet interest rate hedging instruments to hedge a portion of the Banking Group's fixed-rate loans as determined by ALCO based on consideration of market and interest rate conditions.

(h) Foreign exchange risk

The Banking Group has very limited foreign exchange exposure as foreign exchange positions and foreign currency balances arising from customer transactions are normally offset against other customer transactions or transactions with the market. The net exposure positions, both by individual currency and in aggregate, are managed by the Treasury of the Banking Group on a daily basis within established foreign exchange limits.

Long-term foreign currency funding, to the extent that this is used to fund Hong Kong dollar assets, is normally hedged using currency swaps or forward exchange agreements to reduce the foreign exchange risk.

五、 風險管理(續)

5. MANAGEMENT OF RISKS (Continued)

(申) 外匯風險(續)

(h) Foreign exchange risk (Continued)

以下為本集團銀行系截至十二月三十一日所持有外匯淨盤總額百分之十或以上的貨幣：

The following is the Banking Group's net foreign exchange position in individual currency that constitutes 10% or more of the total net position in all foreign currencies as at 31st December:

		2001		2000	
		美元	**日元**	美元	日元
		US$	**Yen**	US$	Yen
相等於百萬港元	Equivalent in millions of Hong Kong Dollars				
現貨資產	Spot assets	**20,757**	**2,555**	21,332	1,103
現貨負債	Spot liabilities	**(20,522)**	**(2,570)**	(21,250)	(1,125)
遠期買入	Forward purchases	**20,847**	**3,888**	24,667	1,409
遠期賣出	Forward sales	**(19,064)**	**(3,903)**	(24,123)	(1,388)
長/(短)盤淨額	Net long / (short) position	**2,018**	**(30)**	626	(1)

(壬) 市場風險

(i) Market risk management

市場風險乃指由市場上利率及價格變化而引致對資產、負債及資產負債表外持倉之虧損風險。本集團銀行系之市場風險一般只涉及作買賣交易而在外匯、債務證券、權益性證券及衍生工具之持倉。大部份資產負債表外之衍生工具持倉源於為客戶外匯交易而作出之買賣及對其他買賣交易項目作對沖。

Market risk is the risk of losses in assets, liabilities and off-balance sheet positions arising from movements in market rates and prices. Generally, the Banking Group's market risk is associated with its positions in foreign exchange, debt securities, equity securities and derivatives in the trading book. Most off-balance sheet derivative positions arise from the execution of customer-related foreign exchange orders and positions taken to hedge other elements of the trading book.

各類交易之市場風險均在本集團銀行系內資產及負債管理委員會及財資風險委員會所制定之風險限額及指引內處理。風險均按照本金額或名義金額、未結算之結餘及止蝕限額予以量度及監察。所有市場風險交易持倉皆需要每日按市值入賬，並受外匯及財資部監察與管理。監察、檢查及確認交易均由另一和財資買賣部獨立的財資風險管理及控制部門處理；本集團銀行系之稽核處則會進行定期檢查及以抽查方式查核，以確保財資部和有關負責部門遵從市場風險限額與指引。所有不符合核准限額之情況均須經適當管理層或資產及負債管理委員會審查及批准。

Market risk exposure for different types of transactions is managed within risk limits and guidelines approved by ALCO and the Treasury Risk Committee. Exposures are measured and monitored on the basis of principal and notional amount, outstanding balances and stop-loss limits. All market risk trading positions are subject to daily mark-to-market valuation, monitored and managed by Treasury. Independent monitoring, checking and trade confirmation are undertaken by a separate Treasury Risk Management and Control department independent of Treasury Dealing whilst the Banking Group's Internal Audit performs regular review and testing to ensure compliance with the market risk limits and guidelines by Treasury and other relevant units. All exceptions to approved limits have to be reviewed and approved by the appropriate level of Management or ALCO.

五、 風險管理(續)

(壬) 市場風險(續)

本集團銀行系在二零零一年內，從市場風險相關的庫務活動賺取的收益平均每日達281,000港元(2000：248,000港元)，其標準差是2,108,000港元(2000：835,000港元)。主要交易活動的每日平均收益及標準差分析如下：

5. MANAGEMENT OF RISKS (Continued)

(i) Market risk management (Continued)

The average daily revenue earned from the Banking Group's market risk related treasury activities in 2001 was HK$281,000 (2000: HK$248,000) and the standard deviation for such daily revenue is HK$2,108,000 (2000: HK$835,000). The following are the average daily revenue and the standard deviation for daily revenue analysed by principal dealing activities:

		每日平均收益 Average daily revenue		標準差 Standard deviation	
		2001	2000	**2001**	2000
外匯交易	Foreign exchange dealing	**119**	140	**208**	189
利率交易	Interest rate dealing	**162**	108	**2,111**	784

下圖是與市場風險有關的每日收入分佈情況：

The following histograms show the frequency of daily revenues related to market-risk activities:



2001
日數
Number of days
90
80
70
60
50
40
30
20
10
22
10
4
6
8
17
12
12
24
32
36
26
19
16
10
7
6
1
6
24
-2.0 and lesser
負二百萬港元及以下
-1.5
-1.0
-0.5
0
0.5
1.0
1.5
2.0
2.5 and above
二百五十萬港元及以上
收入（百萬港元） Revenue (HK$ million)
2000
日數
Number of days
2
2
5
6
16
61
87
64
31
7
7
3
7

本年度內，最高單日收益為14,705,000港元(2000：8,006,000港元)，最大單日虧損為7,248,000港元(2000：1,945,000港元)。

During the year, the highest daily gain was HK$14,705,000 (2000: HK$8,006,000) and the maximum daily loss was HK$7,248,000 (2000: HK$1,945,000).

(癸) 稽核處的角色

本集團之稽核處是一獨立、客觀及顧問性質的部門，集中於改進和維持本集團銀行系業務及後勤部門良好的內部控制。該處直接向一獨立非執行董事所主持的審核委員會匯報。稽核處處理各類不同形式的內部控制活動，例如遵從性審計、操作和系統覆查以確定本集團銀行系控制系統的完整性、效率和有效性。

(j) The role of Internal Audit

The Banking Group's Internal Audit Division is an independent, objective assurance and consulting unit which is designed to focus on enhancing and sustaining sound internal control in all business and operational units of the Banking Group. The Division directly reports to the Audit Committee which is chaired by an Independent Non-Executive Director. The Division conducts a wide variety of internal control activities such as compliance audits and operations and systems reviews to ensure the integrity, efficiency and effectiveness of the systems of control of the Banking Group.

核數師報告書
Auditors' Report

致大新金融集團有限公司
(於香港註冊成立之有限公司)
全體股東

本核數師已完成審核第31頁至第84頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

香港公司條例規定董事須編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並向股東報告。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合 貴公司與 貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示 貴公司與 貴集團於二零零一年十二月三十一日結算時之財務狀況，及 貴集團截至該日止年度之溢利與現金流量，並按照香港公司條例妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港 二零零二年三月五日

AUDITORS' REPORT TO THE SHAREHOLDERS OF
DAH SING FINANCIAL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 31 to 84 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31st December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 5th March 2002

大新銀行有限公司

董事會

王守業
主席

賈世德
副主席

周忠繼 O.B.E. J.P.

韓以德

莊先進

史習陶

黃漢興
常務董事

伍耀明
高級執行董事

夏達德
執行董事

趙龍文
執行董事

王伯凌
執行董事

何文燦
董事

高米棋
執行董事

周偉偉
周忠繼 O.B.E. J.P.之替任董事

註冊地址

香港告士打道一零八號
大新金融中心三十六樓
電話：2507 8866
傳真：2598 5052
電報掛訊：DAHSINGBANK
專用電報：74063 DSB HX
環球財務電訊：DSBAHKHH
網址：http://www.dahsing.com

DAH SING BANK, LIMITED

BOARD OF DIRECTORS

David Shou-Yeh Wong
Chairman

Ronald Carstairs
Vice Chairman

Chung-Kai Chow O.B.E. J.P.

David R. Hinde

John W. Simpson

Robert Tsai-To Sze

Hon-Hing Wong
Managing Director

Yiu-Ming Ng
Senior Executive Director

Arthur John Augustus Haddon
Executive Director

Lung-Man Chiu
Executive Director

Gary Pak-Ling Wang
Executive Director

Man-Chan Ho
Director

Michael D. Grover
Executive Director

John Wai-Wai Chow
alternate to Chung-Kai Chow O.B.E. J.P.

REGISTERED OFFICE

36th Floor, Dah Sing Financial Centre
108 Gloucester Road, Hong Kong
Tel: 2507 8866
Fax: 2598 5052
Cable: DAHSINGBANK
Telex: 74063 DSB HX
S.W.I.F.T.: DSBAHKHH
Web Site: http://www.dahsing.com

分行 Branch	地址 Address	電話 Tel	傳真 Fax
香港島分行 Hong Kong Island Branches			
香港仔分行 Aberdeen	香港仔湖北街20號 20 Wu Pak Street, Aberdeen	25545463	25540843
堅道分行 Caine Road	堅道63-69號慧源閣地下A號 Unit A, Ground Floor, Cameo Court, 63-69 Caine Road	25415030	25444118
銅鑼灣分行 Causeway Bay	銅鑼灣軒尼詩道482號 482 Hennessy Road, Causeway Bay	28912201	28349126
中區分行 Central	德輔道中19號環球大廈 Worldwide House, 19 Des Voeux Road Central	25218134	28456364
德輔道中分行 Des Voeux Road Central	德輔道中99-105號地庫 Basement, 99-105 Des Voeux Road Central	25437998	25438205
告士打道分行 Gloucester Road	告士打道108號大新金融中心地下 G/F., Dah Sing Financial Centre, 108 Gloucester Road	25078866	25985300
杏花邨分行 Heng Fa Chuen	柴灣盛泰街100號杏花邨杏花新城地下G59號 Unit G59, G/F., Heng Fa Chuen Paradise Mall, 100 Shing Tai Road, Chaiwan	25587485	28892520
莊士敦道分行 Johnston Road	灣仔莊士敦道164號 164 Johnston Road, Wanchai	25728849	25753552
北角分行 North Point	英皇道433-437號珠璣大廈 Chu Kee Building, 433-437 King's Road	25618241	28114474
鰂魚涌分行 Quarry Bay	鰂魚涌英皇道 963號 963 King's Road, Quarry Bay	28844802	28843151
筲箕灣分行 Shaukiwan	筲箕灣道57-87號太安樓 Tai On Building, 57-87 Shaukiwan Road	25685271	25675904
石塘咀分行 Shek Tong Tsui	德輔道西410號太平洋廣場地下15號 Shop 15, G/F., Pacific Plaza, 410 Des Voeux Road West	28577473	28032857
天后分行 Tin Hau	銅鑼灣英皇道2號鴻安大廈 Hung On Building, 2 King's Road, Causeway Bay	29223389	28877604
九龍區分行 Kowloon Branches			
紅磡分行 Hunghom	紅磡船澳街4-6號德裕閣地下A舖 Shop A, G/F., Tak Yue Mansion, 4-6 Dock Street, Hunghom	23658110	23635917
佐敦分行 Jordan Road	佐敦彌敦道335號 335 Nathan Road, Jordan	23850161	23880121
觀塘分行 Kwun Tong	觀塘物華街45-53號 45-53 Mut Wah Street, Kwun Tong	23896219	23414638
旺角分行 Mongkok	旺角彌敦道697號 697 Nathan Road, Mongkok	23944261	23919104
牛頭角道分行 Ngau Tau Kok Road	牛頭角道301號 301 Ngau Tau Kok Road	23439242	23426770
新蒲崗分行 San Po Kong	彩虹道10號 10 Choi Hung Road	23265165	23500894

分行 Branch	地址 Address	電話 Tel	傳真 Fax
深水埗分行 Shamshuipo	深水埗長沙灣道142號大新大廈 Dah Sing Building, 142 Cheung Sha Wan Road, Shamshuipo	29282066	27777671
德福花園分行 Telford Gardens	九龍灣德福廣場二樓F5A - F6A號 Units F5A-F6A, Level 2, Telford Plaza I, Kowloon Bay	29274130	27554967
土瓜灣分行 Tokwawan	土瓜灣道237A號益豐大廈 I-Feng Mansion, 237A Tokwawan Road	23659035	23635696
將軍澳分行 Tseung Kwan O	將軍澳茵怡花園第七座地下4號舖 Shop 4, G/F., Block 7, Verbena Heights, Tseung Kwan O	29272101	27022305
尖沙咀分行 Tsimshatsui	尖沙咀彌敦道66-70號金冠大廈 Golden Crown Court, 66-70 Nathan Road, Tsimshatsui	23669121	23111491
油蔴地分行 Yaumatei	油蔴地彌敦道561號 561 Nathan Road, Yaumatei	27821339	23859285

新界區分行
New Territories Branches

分行 Branch	地址 Address	電話 Tel	傳真 Fax
東涌東薈城分行 Citygate, Tung Chung	大嶼山東涌達東路20號東薈城二樓248號舖 Unit 248, 2/F., Citygate, 20, Tat Tung Road, Tung Chung, Lantau	21093484	21093845
火炭分行 Fo Tan	沙田火炭駿景路1號駿景廣場G92號舖 Shop No. G92, Plaza Ascot, 1 Tsun King Road, Fo Tan, Shatin	26012605	26025869
葵芳分行 Kwai Fong	葵涌新葵芳花園C座地下 Block C, G/F., New Kwai Fong Gardens, Kwai Chung	24878033	24891253
綠楊新邨分行 Luk Yeung Sun Chuen	荃灣綠楊新邨H座平台P7-8號 Units P7-8, Block H, Podium Level, Luk Yeung Sun Chuen, Tsuen Wan	24980949	24115396
馬鞍山廣場分行 Ma On Shan Plaza	沙田馬鞍山西沙路608號馬鞍山廣場二樓287-288號舖 Shop No. 287-288, Level 2, Ma On Shan Plaza, 608 Sai Sha Road, Ma On Shan, Shatin	29294137	26338384
青衣城分行 Maritime Square	青衣青敬路33號青衣城316號舖 Shop 316, Maritime Square, 33 Tsing King Road, Tsing Yi	24351368	24351582
海翠花園分行 Pierhead Garden	屯門海翠花園海翠商場124號舖 Shop 124, Pierhead Plaza, Pierhead Garden, Tuen Mun	24046931	24047390
沙田分行 Shatin	沙田橫壆街1-15號沙田新城市廣場好運中心第1層9號A舖 Shop 9A, Level 1, Lucky Plaza, Shatin New Town Plaza, 1-15 Wang Pok Street, Shatin	26063533	26012413
新屯門中心分行 Sun Tuen Mun Centre	屯門新屯門中心商場3樓171-172號舖 Shops 171-172, Level 3, Sun Tuen Mun Shopping Centre, Tuen Mun	24541863	24558048
大埔分行 Tai Po	大埔安慈路大埔超級城012D號舖 Shop 012D, Tai Po Mega Mall, On Chee Road, Tai Po	26672588	26643637
荃灣分行 Tsuen Wan	荃灣大河道14-16號登發大廈 Dang Fat Mansion, 14-16 Tai Ho Road, Tsuen Wan	24928102	24150984
華明邨分行 Wah Ming Estate	粉嶺華明邨華明商場201號舖 Shop 201, Wah Ming Shopping Centre, Wah Ming Estate, Fanling	26778830	26699950
元朗分行 Yuen Long	元朗安寧路59B號同昌樓 Tung Cheong Mansion, 59B On Ning Road, Yuen Long	24790167	24748498

分行 *Branch*	地址 *Address*	電話 *Tel*	傳真 *Fax*
零售業務中心 **Sales & Services Centre**			
吉之島(康怡)零售業務中心 Jusco (Kornhill) Sales & Services Centre	鰂魚涌康怡廣場(南)吉之島三樓L301號 Shop No. L301, 3/F., Kornhill Jusco Stores, Kornhill Plaza (South), Quarry Bay	29046952	29046946
吉之島(樂富)零售業務中心 Jusco (Lok Fu) Sales & Services Centre	橫頭磡樂富中心第二期吉之島三樓307A號 Shop No. 307A, 3/F., Lok Fu Jusco Stores, Lok Fu Shopping Centre (II), Wan Tau Hom	23390237	23391037
吉之島(屯門)零售業務中心 Jusco (Tuen Mun) Sales & Services Centre	屯門屯門市廣場吉之島UG-A 223號 Shop No. 223, UG-A, Tuen Mun Jusco Stores, Tuen Mun Town Plaza, Tuen Mun	24401706	24407231
吉之島(黃埔)零售業務中心 Jusco (Whampoa) Sales & Services Centre	紅磡黃埔花園吉之島地下G5-15號 Shop No. G5-15, G/F., Whampoa Jusco Stores, Whampoa Garden, Hung Hom	27731423	23568653
代表處 **Representative Office**			
深圳代表處 Shenzhen Representative Office	中國深圳市人民南路發展中心大廈十五樓1504室 Room 1504, 15/F., Shenzhen Development Centre, Renminnan Road, Shenzhen, P.R.C.	(86-755)2280104	(86-755)2280105

董事會謹提呈截至二零零一年十二月三十一日止年度之報告及經審核之賬目。

The Directors submit their report together with the audited accounts for the year ended 31st December 2001.

主要業務

大新銀行有限公司(「本銀行」)之主要業務為提供銀行、財務及其他有關服務,而附屬公司之主要業務則見賬目附註廿二。

PRINCIPAL ACTIVITIES

The principal activities of Dah Sing Bank, Limited (the "Bank") are the provision of banking, financial and other related services. The principal activities of the subsidiaries are shown in note 22 to the accounts.

業績及盈餘分配

本銀行及附屬公司(「本集團」)截至二零零一年十二月三十一日止年度之業績載於第107頁之綜合損益結算表內。

董事會宣派中期股息每股25.00港元,共派200,000,000港元,已於二零零一年九月支付。

董事會建議派發末期股息每股30港元,共派240,000,000港元。

RESULTS AND APPROPRIATIONS

The results of the Bank and its subsidiaries (the "Group") for the year ended 31st December 2001 are set out in the consolidated profit and loss account on page 107.

The Directors declared an interim dividend of HK$25.00 per share, totalling HK$200,000,000 which was paid in September 2001.

The Directors recommend the payment of a final dividend of HK$30.00 per share, totalling HK$240,000,000.

儲備

本集團及本銀行是年度之儲備變動詳情載於賬目附註廿八。

RESERVES

Movements in the reserves of the Group and of the Bank during the year are set out in note 28 to the accounts.

捐款

本集團是年度之慈善及其他捐款共達330,000港元。

DONATIONS

During the year, the Group made charitable and other donations amounting to HK$330,000.

固定資產

本集團及本銀行之固定資產變動詳載於賬目附註廿三。

FIXED ASSETS

Details of the movements in fixed assets of the Group and of the Bank are shown in note 23 to the accounts.

董事會

本年度內及直至本報告日期止董事芳名：

王守業
主席

賈世德
副主席

周忠繼 O.B.E. J.P.

韓以德

莊先進

史習陶

黃漢興
常務董事

伍耀明

夏達德

趙龍文

王伯凌

何文燦

高米棋

周偉偉
(周忠繼 O.B.E. J.P.之替任董事)

范上欽
(二零零一年十一月一日退任)

由於本銀行之組織章程細則並無董事須輪值告退之規定，故全體現任董事繼續留任。

董事權益

遵照本銀行之最終控股公司大新金融集團有限公司(「大新金融」)股東通過之行政人員優先認股計劃，本銀行若干董事獲授予按每份認股權1港元代價可認購大新金融每股面值2港元之股份之權利。每股之行使價按授予認股權之不同時期而各異，有關資料載於下表。該等認股權可於獲授予日期起計第一至第五周歲日或至上述計劃屆滿日二零零五年五月十六日期間按不同數額行使。

DIRECTORS

The Directors during the year and up to the date of this report are:

David Shou-Yeh Wong
Chairman

Ronald Carstairs
Vice Chairman

Chung-Kai Chow O.B.E. J.P.

David R. Hinde

John W. Simpson

Robert Tsai-To Sze

Hon-Hing Wong
Managing Director

Yiu-Ming Ng

Arthur John Augustus Haddon

Lung-Man Chiu

Gary Pak-Ling Wang

Man-Chan Ho

Michael David Grover

John Wai-Wai Chow
(alternate to Chung-Kai Chow O.B.E. J.P.)

Horace Sheung-Yam Fan
(resigned on 1st November 2001)

There being no provision in the Bank's Articles of Association for retirement by rotation, all Directors continue in office.

DIRECTORS' INTERESTS

Pursuant to the Executive Share Option Scheme approved by the shareholders of Dah Sing Financial Holdings Limited ("DSFH"), the Bank's ultimate holding company, certain Directors of the Bank were granted options at a consideration of HK$1 per option to subscribe for shares of DSFH with a par value of HK$2 each. Exercise price per share for the options varied by tranches of grant with particulars is stated at table below. The options can be exercised in varying amounts between the first and fifth anniversaries of the dates of grant or up to the expiry of the scheme falling on 16th May 2005.

董事權益(續)

DIRECTORS' INTERESTS (Continued)

截至二零零一年十二月三十一日止，各董事仍未行使之可認購大新金融股份權利之結餘股份數目如下：

The number of shares available under the outstanding options for respective Directors as at 31st December 2001 were as follows:

授予日期 Date of Grant		一九九七年十一月二十七日 27th November 1997	二零零零年四月三日 3rd April 2000	二零零零年六月十二日 12th June 2000
每股行使價 Exercise price per share		13.57港元 HK$13.57	26.28港元 HK$26.28	30.41港元 HK$30.41
黃漢興	Hon-Hing Wong	–	800,000	–
伍耀明	Yiu-Ming Ng	–	200,000	–
趙龍文	Lung-Man Chiu	–	75,000	–
王伯凌	Gary Pak-Ling Wang	100,000	–	–
何文燦	Man-Chan Ho	–	75,000	–
高米棋	Michael David Grover	–	–	150,000

於二零零一年間，夏達德行使其認股權以行使價每股13.57港元認購50,000股大新金融股份。於二零零一年五月間，賈世德行使認股權認購200,000股本公司股份。依據行政人員認股計劃賦予權力，本公司已按認股權行使當日本公司股份每股收市價與其設定認購價26.28港元之溢價每股17.52港元，以現金代替配發新股予賈世德。支付總額為3,504,000港元。賈世德擁有本公司200,000股之認股權確認為已全數行使。

In 2001, Arthur John Augustus Haddon exercised his option to subscribe for 50,000 shares of DSFH at an exercise price of HK$13.57 per share. Mr. Ronald Carstairs exercised his option to subscribe for 200,000 shares of DSFH in May 2001. Instead of allotting new shares, DSFH exercised its discretion as allowed by the Executive Share Option Scheme by paying Mr. Carstairs HK$17.52 per share in cash, which is the excess of closing market price on the exercise date over the predetermined subscription price of HK$26.28 each. The aggregate payment amounted to HK$3,504,000 and the option granted to Mr. Carstairs to subscribe for 200,000 shares was confirmed as exercised.

除上述所載外，本年度內本銀行、附屬公司、同系附屬公司及控股公司概無簽訂任何協議，使本銀行董事可藉收購本銀行或任何其他法人團體之股份或債券而取得利益。

Apart from the above, at no time during the year was the Bank, its subsidiaries, its fellow subsidiaries or its holding company a party to any arrangements to enable the Directors of the Bank to acquire benefits by means of the acquisition of shares in, or debentures of, the Bank or any other body corporate.

各董事與本銀行並無簽訂任何服務合約。

The Directors do not have any service contracts with the Bank.

本年度內或年結時，本銀行、附屬公司、同系附屬公司及控股公司概無簽訂任何有關本銀行之業務而本銀行董事直接或間接擁有重大權益之重要合約。

No contracts of significance in relation to the Bank's business to which the Bank, its subsidiaries, its fellow subsidiaries or its holding company was a party and in which a Director of the Bank had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

管理合約

本年度內，本銀行並無就全盤或其中重大部份業務簽訂或存有任何管理及行政合約。

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Bank were entered into or existed during the year.

符合指引聲明

本銀行已完全遵照香港金融管理局所頒佈之「本地註冊認可機構披露財務資料」指引之各項準則。

STATEMENT OF COMPLIANCE

The Bank has fully complied with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" issued by the Hong Kong Monetary Authority.

結算日後事項

於二零零二年二月十九日，集團與中國建設銀行簽定一項買賣協議，集團同意出售其持有經營銀行業務及其他相關服務之建新銀行有限公司及其附屬機構餘下之百分之三十股份。交易已於二零零二年二月二十二日完成，實收金額為105,165,000港元，乃依據協議價103,800,000港元，加以由二零零一年九月一日起至完成日前一日止期內按香港銀行同業拆息計算之利息。

SUBSEQUENT EVENT

On 19th February 2002, the Group reached an agreement with China Construction Bank to dispose of its remaining 30% interest in Jian Sing Bank Limited and its subsidiaries which are engaged in banking and other related services. The transaction was completed on 22nd February 2002 and the actual consideration received was HK$105,165,000 based on an agreed price of HK$103,800,000 together with the interest calculated thereon in respect of the period commencing on 1st September 2001 and ending on the date immediately preceding the completion date at a rate equal to Hong Kong Interbank Offered Rate.

核數師

本賬目已經羅兵咸永道會計師事務所審核，該核數師任滿告退，但表示願應聘連任。

AUDITORS

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

承董事會命
王守業
主席

香港　二零零二年三月四日

On behalf of the Board
David Shou-Yeh Wong
Chairman

Hong Kong, 4th March 2002

綜合損益結算表 Consolidated Profit and Loss Account

截至二零零一年十二月三十一日止年度
(以港幣千元位列示)

For the year ended 31st December 2001
(Expressed in thousands of Hong Kong dollars)

		附註 Note	2001	2000
利息收入	Interest income	2	**3,143,661**	3,746,131
利息支出	Interest expense		**(1,475,946)**	(2,214,009)
淨利息收入	Net interest income		**1,667,715**	1,532,122
其他營運收入	Other operating income	3	**436,346**	397,572
營運收入	Operating income		**2,104,061**	1,929,694
營運支出	Operating expenses	4	**(836,122)**	(778,651)
扣除準備前之營運溢利	Operating profit before provisions		**1,267,939**	1,151,043
壞賬及呆賬準備調撥	Charge for bad and doubtful debts	5	**(404,790)**	(303,278)
扣除準備後之營運溢利	Operating profit after provisions		**863,149**	847,765
出售/重估固定資產淨虧損	Net loss on disposal / revaluation of fixed assets	6	**(11,287)**	(4,489)
出售持至到期及非持作買賣用途的證券淨收益	Net gain on disposal of held-to-maturity and non-trading securities	7	**169,935**	11,101
一般業務溢利	Profit on ordinary activities		**1,021,797**	854,377
應佔共同控制實體淨虧損	Share of net losses of jointly controlled entities		**(20,000)**	–
應佔聯營公司淨(虧損)/溢利	Share of net (losses) / profits of associates		**(27)**	4,545
除税前溢利	Profit before taxation		**1,001,770**	858,922
税項	Taxation	9	**(117,339)**	(99,135)
股東應佔溢利	Profit attributable to shareholders	10	**884,431**	759,787
股息	Dividends	11	**440,000**	351,080

綜合資產負債表 Consolidated Balance Sheet

二零零一年十二月三十一日
(以港幣千元位列示)

As at 31st December 2001
(Expressed in thousands of Hong Kong dollars)

		附註 Note	2001	2000
資產	**ASSETS**			
現金及短期資金	Cash and short-term funds	12	**6,717,867**	6,501,793
貿易票據	Trade bills	13	**535,645**	454,826
持有的存款證	Certificates of deposit held	14, 29	**524,766**	347,882
持作買賣用途的證券	Trading securities	15	**2,980,255**	1,509,439
各項客戶貸款及其他賬目	Advances to customers and other accounts	16	**29,618,979**	30,221,156
持至到期證券	Held-to-maturity securities	18, 29	**4,433,955**	7,106,084
非持作買賣用途的證券	Non-trading securities	19	**5,956,876**	782,984
聯營公司投資	Investments in associates	20	**99,866**	101,036
共同控制實體投資	Investments in jointly controlled entities	21	**27,000**	29,800
固定資產	Fixed assets	23	**1,036,184**	1,083,063
資產合計	Total assets		**51,931,393**	48,138,063
負債	**LIABILITIES**			
銀行及其他金融機構存款及結餘	Deposits and balances of banks and other financial institutions	29	**944,154**	759,855
客戶的往來、定期、儲蓄及其他存款	Current, fixed, savings and other deposits of customers	29	**31,910,056**	31,394,887
已發行的存款證	Certificates of deposit issued	29	**5,652,190**	6,094,799
其他賬目及預提	Other accounts and accruals	24	**7,931,815**	5,906,902
負債合計	Total liabilities		**46,438,215**	44,156,443
資本來源	**CAPITAL RESOURCES**			
借貸資本	Loan capital	26	**974,719**	–
股本	Share capital	27	**800,000**	800,000
儲備	Reserves	28	**3,478,459**	3,028,900
擬派末期股息	Proposed final dividend	11	**240,000**	152,720
股東資金	Shareholders' funds		**4,518,459**	3,981,620
資本來源合計	Total capital resources		**5,493,178**	3,981,620
負債及資本來源合計	Total liabilities and capital resources		**51,931,393**	48,138,063

王守業 *董事* — **David Shou-Yeh Wong** *Director*

伍耀明 *董事* — **Yiu-Ming Ng** *Director*

王伯凌 *董事* — **Gary Pak-Ling Wang** *Director*

黃漢興 *常務董事* — **Hon-Hing Wong** *Managing Director*

資產負債表 Balance Sheet

二零零一年十二月三十一日
(以港幣千元位列示)

As at 31st December 2001
(Expressed in thousands of Hong Kong dollars)

		附註 Note	2001	2000
資產	**ASSETS**			
現金及短期資金	Cash and short-term funds	12	**6,747,527**	6,557,607
在銀行及其他金融機構於一至十二個月內到期的存款	Placements with banks and other financial institutions maturing between one and twelve months	29	**30,000**	111,000
貿易票據	Trade bills	13	**535,645**	454,826
持有的存款證	Certificates of deposit held	14, 29	**524,766**	347,882
持作買賣用途的證券	Trading securities	15	**2,980,255**	1,509,439
各項客戶貸款及其他賬目	Advances to customers and other accounts	16	**29,555,075**	30,061,804
持至到期證券	Held-to-maturity securities	18, 29	**4,433,955**	7,106,084
非持作買賣用途的證券	Non-trading securities	19	**5,956,876**	781,284
聯營公司投資	Investments in associates	20	**85,002**	82,489
共同控制實體投資	Investments in jointly controlled entities	21	**27,000**	29,800
附屬公司投資	Investments in subsidiaries	22	**27,926**	31,380
固定資產	Fixed assets	23	**1,034,713**	1,080,614
資產合計	Total assets		**51,938,740**	48,154,209
負債	**LIABILITIES**			
銀行及其他金融機構存款及結餘	Deposits and balances of banks and other financial institutions	29	**977,018**	832,526
客戶的往來、定期、儲蓄及其他存款	Current, fixed, savings and other deposits of customers	29	**31,923,650**	31,409,471
已發行的存款證	Certificates of deposit issued	29	**5,652,190**	6,094,799
其他賬目及預提	Other accounts and accruals	24	**7,918,530**	5,901,287
負債合計	Total liabilities		**46,471,388**	44,238,083
資本來源	**CAPITAL RESOURCES**			
借貸資本	Loan capital	26	**974,719**	–
股本	Share capital	27	**800,000**	800,000
儲備	Reserves	28	**3,452,633**	2,963,406
擬派末期股息	Proposed final dividend	11	**240,000**	152,720
股東資金	Shareholders' funds		**4,492,633**	3,916,126
資本來源合計	Total capital resources		**5,467,352**	3,916,126
負債及資本來源合計	Total liabilities and capital resources		**51,938,740**	48,154,209

王守業 *董事* **David Shou-Yeh Wong** *Director*

伍耀明 *董事* **Yiu-Ming Ng** *Director*

王伯凌 *董事* **Gary Pak-Ling Wang** *Director*

黃漢興 *常務董事* **Hon-Hing Wong** *Managing Director*

綜合現金流量結算表 Consolidated Cash Flow Statement

(以港幣千元位列示)
(Expressed in thousands of Hong Kong dollars)

		附註 Note	2001	2000
經營業務現金流出淨額	Net cash outflow from operating activities	33(a)	**(228,371)**	(1,606,068)
投資回報及融資成本	Returns on investments and servicing of finance			
收取聯營公司股息	Dividends received from an associate		**1,551**	–
支付借貸資本利息	Interest paid on loan capital		**(31,574)**	–
支付已發行的存款證利息	Interest paid on certificates of deposit		**(320,536)**	(363,284)
派發普通股股息	Dividends paid on ordinary shares		**(352,720)**	(287,360)
投資回報及融資成本之現金流出淨額	Net cash outflow from returns on investments and servicing of finance		**(703,279)**	(650,644)
税項	Taxation			
(已繳)/已退香港利得税淨税款	Net Hong Kong profits tax (paid) / refunded		**(354)**	1,209
投資業務	Investing activities			
購置固定資產	Purchase of fixed assets		**(41,569)**	(56,043)
出售固定資產所得款項	Proceeds from disposal of fixed assets		**55**	28,805
購入同母系付屬公司之業務	Purchase of business from a fellow subsidiary		**–**	158,327
投資有限責任合夥公司作税務用途	Investments in limited partnerships for taxation purposes		**(44,991)**	(382,363)
投資業務現金流出淨額	Net cash outflow from investing activities		**(86,505)**	(251,274)
融資前現金流出淨額	Net cash outflow before financing		**(1,018,509)**	(2,506,777)
融資	Financing			
發行存款證	Certificates of deposit issued		**1,639,000**	3,676,220
贖回存款證	Certificates of deposit redeemed		**(2,081,072)**	(2,045,598)
發行借貸資本	Loan capital issued		**974,863**	–
融資現金流入淨額	Net cash inflow from financing	33(c)	**532,791**	1,630,622
現金及現金等價物之減少	Decrease in cash and cash equivalents		**(485,718)**	(876,155)
上年度現金及現金等價物	Cash and cash equivalents at beginning of the year		**3,998,991**	4,875,146
是年度現金及現金等價物	Cash and cash equivalents at end of the year	33(d)	**3,513,273**	3,998,991

綜合已確認損益報表 Consolidated Statement of Recognised Gains and Losses

(以港幣千元位列示)
(Expressed in thousands of Hong Kong dollars)

		附註 Note	2001	2000
直接確認於權益之收益及虧損	Gains and losses recognised directly in equity			
行產重估減值	Deficit on revaluation of premises	28	**(155)**	–
投資物業重估(減值)/增值	(Deficit) / surplus on revaluation of investment properties	28	**(17,797)**	2,828
非持作買賣用途的證券公平值變動所確認之收益	Recognised gains arising from change in fair value of non-trading securities	28	**33,631**	18,369
未於損益賬確認之收益淨額	Net gains not recognised in the profit and loss account		**15,679**	21,197
股東應佔溢利	Profit attributable to shareholders		**884,431**	759,787
出售非持作買賣用途的證券而變現之投資重估儲備	Investment revaluation reserve realised on disposal of non-trading securities	28	**(10,551)**	(4,099)
行產重估儲備撇除	Premises revaluation reserve written down	28	**–**	(3,893)
出售行產	Disposal of premises	28	**–**	(1,496)
已確認收益總額	Total recognised gains		**889,559**	771,496

一、主要會計政策

(壹) 主要業務

本集團及本銀行之主要業務為提供銀行服務、財務及其他有關服務。

(貳) 編製基準

賬目乃根據歷史成本常規法編製，並就若干行產、投資物業及證券投資之重估價值予以修訂。賬目並根據香港普遍採納之會計原則及遵從由香港會計師公會所頒佈之會計實務準則編製。

於本年度，本集團採納下列由香港會計師公會發出之會計實務準則，該等會計實務準則於二零零一年一月一日或以後開始之會計期間生效：

會計實務準則第九號(修訂)：「結算日後的事項」

會計實務準則第廿八號：「準備、或然負債和或然資產」

會計實務準則第卅一號：「資產減值」

會計實務準則第卅二號：「綜合財務報表和對附屬公司投資之會計處理」

以下之會計政策已採納此等新準則。

綜合賬目已按照香港金融管理局所頒佈之「本地註冊認可機構披露財務資料」指引之要求而編列。

(叁) 綜合賬目

綜合賬目包括本銀行及本集團截至十二月三十一日止之賬目。附屬公司指本集團控制董事會之組成、超過半數投票權或持有過半數發行股本之公司。在年內購入或售出之附屬公司，其業績由收購生效日起計或計至出售生效日止列入綜合損益賬內。

1. PRINCIPAL ACCOUNTING POLICIES

(a) *Principal activities*

The principal activities of the Group and the Bank are the provision of banking, financial and other related services.

(b) *Basis of preparation*

The accounts have been prepared under the historical cost convention as modified by the revaluation of certain premises, investment properties and investments in securities, and in accordance with accounting principles generally accepted in Hong Kong and comply with Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants ("HKSA").

In the current year, the Group has adopted the following SSAPs issued by the HKSA which are effective for accounting periods commencing on or after 1st January 2001:

SSAP 9 (revised):	Events after the balance sheet date
SSAP 28:	Provisions, contingent liabilities and contingent assets
SSAP 31:	Impairment of assets
SSAP 32:	Consolidated financial statements and accounting for investments in subsidiaries

The accounting policies set out below have taken into account the new standards.

The consolidated accounts have been prepared in accordance with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" issued by the Hong Kong Monetary Authority.

(c) *Consolidation*

The consolidated accounts include the accounts of the Bank and the Group made up to 31st December. Subsidiaries are those entities in which the Group controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

一、主要會計政策(續)

1. PRINCIPAL ACCOUNTING POLICIES (Continued)

(叁) 綜合賬目 (續)

(c) Consolidation (Continued)

所有集團內公司間之重大交易及結餘已於綜合賬目時對銷。

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

在本銀行之資產負債表內，附屬公司之投資以成本扣除減值虧損準備入賬。本銀行將附屬公司之業績按已收及應收股息入賬。

In the Bank's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Bank on the basis of dividends received and receivable.

(肆) 聯營公司

(d) Associates

聯營公司乃本銀行持有其權益作為長期投資及對其管理具有重要性影響而又不屬於附屬公司之公司。

An associate is a company, not being a subsidiary, in which an equity interest is held for the long term and significant influence is exercised in its management.

綜合損益結算表包括本集團所佔聯營公司全年業績之部份。綜合資產負債表包括本集團所佔聯營公司之淨資產。

The consolidated profit and loss account includes the Group's share of the results of associates for the year. The consolidated balance sheet includes the Group's share of the net assets of the associates.

本銀行資產負債表內，聯營公司投資是以成本減去減值虧損準備列賬。本銀行將聯營公司之業績按已收及應收股息入賬。

In the Bank's balance sheet the investments in associates are stated at cost less provision for impairment losses. The results of associates are accounted for by the Bank on the basis of dividends received and receivable.

當在聯營公司之投資賬面值到達零，便不再採用權益會計法，除非集團就該聯營公司負有承擔或有擔保之承擔。

Equity accounting is discontinued when the carrying amount of the investment in an associate reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associate.

(伍) 共同控制實體

(e) Jointly controlled entities

共同控制實體指集團與其他人士以合約協議方式共同進行經濟活動，該活動受合營各方共同控制，任何一方均沒有單方面之控制權。

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

綜合損益賬包括集團應佔共同控制實體本年度業績，而綜合資產負債表則包括集團應佔共同控制實體之淨資產。

The consolidated profit and loss account includes the Group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities.

在本銀行之資產負債表內，共同控制實體之投資以成本減去減值虧損準備列賬。本銀行將共同控制實體之業績按已收及應收股息入賬。

In the Bank's balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Bank on the basis of dividends received and receivable.

一、主要會計政策(續)

(陸) 收入確認基礎

甲) 利息收入

利息收入乃按應計制於損益賬內確認。當預期貸款最終未能收回，應計利息便會終止。一般情況下，如貸款逾期超過三個月，應計利息將會暫停，除(1)以組合形式管理的有息信用卡或消費貸款；(2)抵押品之可變現淨值足以抵銷未償還本金及應計利息的樓宇按揭貸款；及(3)遵照重組貸款的條款而清還之貸款。

相對(1)，各個貸款值相對較細，令個別貸款審閱和利息暫記並不實際。一般情況下，該等貸款的應計利息在拖欠期內仍然繼續，直至撇賬為止。特別準備乃按此等拖欠貸款及其應計利息漸進提撥。拖欠而未清還的餘額會在六個月內全數準備，隨即撇賬。有關貸款之累計利息亦會在撇賬之同時在利息收入中沖賬。

相對(2)，若樓宇按揭貸款已拖欠超過十二個月，則不考慮其抵押品之可變現淨值而暫停應計利息。

相對(3)，經重組的貸款若能適當地遵照重組的條款才能制定應計利息。

乙) 服務費及佣金收入

服務費及佣金收入乃於應收期間記賬，而預繳之服務費則遞延至有關年期確認。

丙) 股息收入

股息收入在收取款項之權利確認時入賬。

1. PRINCIPAL ACCOUNTING POLICIES (Continued)

(f) Income recognition

i) Interest income

Interest income is recognised in the profit and loss account as it accrues. Interest accrual ceases when the loans have no prospect of eventual recovery. Interest accrual is typically suspended if a loan is overdue for three months except for (1) loans which are interest bearing credit card receivables or consumer loans managed on a portfolio basis; (2) residential mortgage loans where the net realisable value of collateral is sufficient to cover the outstanding principal and accrued interest; and (3) loans that are restructured and serviced in accordance with revised credit facilities.

For (1), the relatively small value for each loan makes individual loan review and interest suspension impractical. Interest accrual for such loans is typically continued during the delinquency period until the point of write-off. Specific provisions are progressively made against such delinquent loans together with the accrued interest. The outstanding balance of the loans in arrears is fully provided for in less than six months, followed by write-off. Interest accrued is reversed from interest income upon the write-off of the relevant loans.

For (2), interest accrual is suspended if a residential mortgage loan is in arrears for more than twelve months, irrespective of the net realisable value of the collateral.

For (3), interest accrual on the restructured loans will only be made if the relevant loans have been properly serviced in accordance with the terms of the restructured credit facilities.

ii) Fees and commission income

Fees and commission income are accounted for in the period when receivable, except for fees receivable in advance which are deferred and recognised over the relevant period.

iii) Dividend income

Dividend income is recognised when the right to receive payment is established.

一、主要會計政策(續)

1. PRINCIPAL ACCOUNTING POLICIES (Continued)

(柒) 各項客戶貸款及其他賬目

各項客戶貸款及其他賬目乃將其未償還結餘扣除壞賬及呆賬準備後記入資產負債表。

向借款人墊付現金時，貸款即被確認。

(g) Advances to customers and other accounts

Advances to customers and other accounts are generally reported in the balance sheet at the principal amount outstanding net of provisions for bad and doubtful debts.

All advances are recognised when cash is advanced to borrowers.

(捌) 壞賬及呆賬準備

當信貸委員會對本金或利息最終能否全數收回有所懷疑時，透過由董事會所授予的權力，可對特定的貸款和墊款作出準備。因應信貸委員會對該等已被認明的貸款及墊款潛在損失作出的評估，而作出特別準備以把資產的賬面值(扣除有關抵押品)減至預期的可變現淨值。倘若不能可靠地估計損失，本集團會基於貸款分類程序而對無抵押部份的貸款以預定的水平作出準備。

本集團內部將貸款和墊款分類為五種類別：合格、需要關注、次級、呆滯和虧損。貸款和墊款的分類主要是根據對借款人的償還能力和能收回利息和/或本金的可疑度而決定。利息和/或本金拖欠時間的長短是構成有否機會收回貸款的重要指標。

被評定為次級貸款的逾期未償還貸款無抵押部份，會因應貸款的種類作出20%至33%的特別準備。假如有關貸款的逾期時間延長，或更多的信貸資料顯示信貸變壞而令致貸款降級，便要作進一步的特別準備。被評定為虧損貸款的逾期未償還貸款無抵押部份，將會全數作出特別準備。

凡涉及入禀申請迫令或自願個人破產借貸者無抵押私人貸款均被分類為呆滯並會全數作出特別準備。

此外，亦就呆賬作出一般準備。一般準備並不特別針對任何個別貸款，而是以預定的百分比，按已扣除政府擔保及現金作抵押的貸款而作出準備。

(h) Provisions for bad and doubtful debts

Provisions are made against specific loans and advances as and when the Credit Committee with authority delegated by the Board of Directors have doubts on the ultimate recoverability of principal or interest in full. Specific provisions are made to reduce the carrying value of an asset, net of any collateral, to the expected net realisable value based on the Credit Committee's assessment of the potential losses on those identified loans and advances on a case-by-case basis. Where it is not possible to reliably estimate the loss, the Group applies predetermined provisioning levels to the unsecured portion of loans and advances based on the Group's loan classification procedures.

The Group internally classifies loans and advances into five categories: Pass, Special Mention, Substandard, Doubtful and Loss. The classification of loans and advances is largely based on an assessment of the borrower's capacity to repay and on the degree of doubt about the collectibility of interest and / or principal. One important indicator of collectibility is the period that payments of interest and / or principal have been overdue.

Specific provisions ranging from 20% to 33% of the unsecured exposure of an overdue loan classified as Substandard is made depending on the type of loans. Further specific provisions are made if the relevant loans' overdue period lengthens, or if additional credit information indicates that more severe credit deterioration requires downgrading of the loans. Full specific provision is normally made against the outstanding unsecured exposure of an overdue loan classified as Loss.

In the case of unsecured personal bankrupt loans, they are classified as Doubtful with 100% specific provisions made whenever bankruptcy petitions are filed against or by the borrowers.

In addition, amounts have been set aside as a general provision for doubtful debts. General provision is not specifically earmarked against any individual loan and is provided based on a predetermined percent of the loan book after excluding Government guaranteed loans and cash collateralised lending.

一、主要會計政策(續)

(捌) 壞賬及呆賬準備(續)

特殊及一般準備均從資產負債表中之「各項客戶貸款及其他賬目」和「貿易票據」內扣除。

若呆賬並無任何跡象顯示可收回，其餘額將予以撇除。

(玖) 融資租賃及租購貸款

客戶所欠之融資租賃及租購貸款均列入「各項客戶貸款」內，並以投資淨額列賬。從以定息作計算基制的合約所得之收入均按逐期數字合計法入賬。

(拾) 外幣

以外幣作出之交易按交易日之匯率伸算為港元。以外幣結算之貨幣性資產及負債均依資產負債表結算日之匯率伸算。所有外幣兑換之差異已於損益結算表內處理。

(拾壹) 固定資產

甲) 行產

行產以成本或估值減累積減值虧損和折舊入賬，折舊是以直線法按其估計可用年期以折舊率撇銷其值，方法如下：

- 租賃土地乃按照餘下之租用年期或至二零四七年六月三十日之餘下租約期折舊，以較短者為準。

- 樓宇均按五十年之估計總可用年期折舊。於估值時，重估之數額則以直線法按餘下之可用年期折舊。

1. PRINCIPAL ACCOUNTING POLICIES (Continued)

(h) Provisions for bad and doubtful debts (Continued)

Both specific and general provisions are deducted from "Advances to customers and other accounts" and "Trade bills" in the balance sheet.

When there is no realistic prospect of recovery, the outstanding debt is written off.

(i) Finance leases and hire purchase loans

The amounts due from finance lease and hire purchase customers are included in "Advances to customers" and are stated at net investment. Income on contracts determined on a fixed interest rate basis is accrued and earned using the sum of digits method.

(j) Foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the rates of exchange ruling at the balance sheet date. All exchange differences are dealt with in the profit and loss account.

(k) Fixed assets

i) Premises

Premises are stated at cost or valuation less accumulated impairment losses and depreciation calculated to write off the assets over their estimated useful lives on a straight line basis as follows: –

- Leasehold land is depreciated over the remaining period of the lease or up to 30th June 2047 whichever is shorter.

- Buildings are depreciated over a total estimated useful life of 50 years. On revaluation, the revalued amount is depreciated on a straight line basis over the remaining portion of the useful life.

一、主要會計政策(續)

(拾壹)固定資產(續)

甲)行產(續)

行產均按獨立專業估值師作出最少每三年一次之評估，以反映其公平價值。估值是以個別物業的公開市值作為計算基準。估值會被包括於年度賬目內。重估之增值會撥入「行產重估儲備」。重估增值如用作抵銷同一資產因過去重估減值而被確認為支出的數目，則會被列作收入。減值則由先前的同一資產的估值盈餘首先抵銷，尚餘部份則於損益賬內扣除。在出售行產時，有關物業之重估儲備會由「行產重估儲備」轉撥到「保留盈利」內。

乙) 投資物業

投資物業乃在建築工程已完成之土地及樓宇中所佔之權益，因其具有投資價值而持有，任何租金收入均按公平原則磋商。

持有之投資物業，若其租約尚餘年期超過二十年，皆由獨立專業估值師每年估值一次。估值是以個別物業的公開市值為計算基準，而土地及樓宇並不會分開估值。估值會被包括於年度賬目內。重估之增值會撥入「投資物業重估儲備」，減值則首先以整個組合為基礎與先前之增值對銷，然後從損益賬內扣除。其後任何增值將撥入損益賬，惟以先前扣減之金額為限。

租約尚餘二十年或以下年期之投資物業均按租約尚餘年期折舊。

1. PRINCIPAL ACCOUNTING POLICIES (Continued)

(k) *Fixed assets (Continued)*

i) Premises (Continued)

Premises are valued as necessary at fair value, and in any case at intervals of not more than three years by independent professional valuers. The valuations are on an open market value basis related to individual properties. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the "Premises revaluation reserve". However, a revaluation increase is recognised as income only to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense. Decreases are first set off against increases on previous valuations of the same asset and thereafter are debited to the profit and loss account. Upon disposal of the premises, the relevant portion of the revaluation reserve realised in respect of previous valuations is released and transferred from the "Premises revaluation reserve" to "Retained earnings".

ii) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties held on leases with unexpired periods greater than 20 years are valued annually by independent professional valuers. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the "Investment properties revaluation reserve". Decreases in valuation are first set off against increases on previous valuations on a portfolio basis and thereafter are debited to the profit and loss account. Any subsequent increases in valuation are credited to the profit and loss account to the extent of the deficit previously charged.

Investment properties held on leases with unexpired periods of 20 years or less are depreciated over the remaining portion of the leases.

一、主要會計政策(續)

1. PRINCIPAL ACCOUNTING POLICIES (Continued)

(拾壹) 固定資產(續)

(k) Fixed assets (Continued)

乙) 投資物業(續)

在出售投資物業時，重估儲備中與先前估值有關之已變現部份，將從「投資物業重估儲備」轉撥至損益賬內。

ii) Investment properties (Continued)

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the "Investment properties revaluation reserve" to the profit and loss account.

丙) 傢俬、裝置、設備及汽車

傢俬、裝置、設備及汽車以成本減累積減值虧損及折舊入賬，折舊是以直線法按一般介乎五至十年之估計可用年期撇銷。

iii) Furniture, fixtures, equipment and motor vehicles

Furniture, fixtures, equipment and motor vehicles are stated at cost less accumulated impairment losses and depreciation calculated to write off the assets on a straight line basis over their estimated useful lives, which are generally between 5 and 10 years.

丁) 減值與出售盈虧

在每年結算日，均須考慮內外資料以評估其行產、傢俬、裝置、設備及汽車之賬面值是否出現減值。如有跡象顯示資產出現減值，則估計資產之可收回價值，及將減值虧損入賬以將資產之維持成本減至其可收回價值。此等減值虧損在損益表入賬。但假若資產乃按估值列賬，而減值虧損不超過該資產之重估盈餘，則在此情況下視為重估減值。

出售固定資產(投資物業除外)之收益或虧損指出售所得收入淨額與資產維持成本賬面值之差額，並於損益表入賬。任何屬於有關資產之重估儲備結餘均轉撥至保留盈餘，並列作儲備變動。

iv) Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that the book value of premises, furniture, fixtures, equipment and motor vehicles are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the carrying cost of the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings and is shown as a movement in reserves.

一、主要會計政策(續)

1. PRINCIPAL ACCOUNTING POLICIES (Continued)

(拾貳) 證券投資

(l) Investments in securities

甲) 持至到期證券

持至到期證券乃本集團有意及有能力持至到期之有限期債務證券。該證券按成本扣除非暫時性的減值準備列賬，而成本乃就收購時產生之溢價或折讓按到期期間作攤銷而調整，如集團預期未能收回賬面值，則撥出準備，並於產生時在損益賬中列作開支賬目。

有限期債務證券產生之溢價或折讓之攤銷已包括在利息收入中。變賣持至到期證券時之溢利或虧損，將會在產生時列於損益賬內。

i) Held-to-maturity securities

Held-to-maturity securities are dated debt securities which the Group has the expressed intention and ability to hold to maturity. These securities are stated at cost adjusted for the amortisation of premiums or discounts arising on acquisition over the periods to maturity, less provision for diminution in their value other than temporary. Provisions are made for the amount of the carrying value which the Group does not expect to recover and are recognised as an expense in the profit and loss account as they arise.

The amortisation of premiums or discounts arising on acquisition of dated debt securities is included as part of interest income. Profits or losses on realisation of held-to-maturity securities are accounted for in the profit and loss account as they arise.

乙) 持作買賣用途的證券

持作買賣用途的證券為用作在短期價格波動中賺取溢利而購入之證券，此等證券按公平值入賬。公平值乃在流動市場上活躍買賣之證券的交易市價。買賣不活躍或非上市證券，其公平值是透過向活躍證券交投的非關連財經機構取得之報價而估計。買賣用途的證券之公平值之變動在產生時確認於損益賬內。出售買賣用途的證券之溢利或虧損指出售所得款項淨額與賬面值之差額，並在產生時確認於損益賬內。

ii) Trading securities

Trading securities are securities which are acquired for the purpose of generating a profit from short-term fluctuations in price and are stated at fair value. Fair value represents the quoted market price for securities that are actively traded in a liquid market. For securities which are not actively traded or are unlisted, fair value is estimated by seeking quotations from unrelated financial institutions actively dealing in the securities. Changes in the fair value of trading securities are recognised in the profit and loss account as they arise. Profits and losses on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

一、主要會計政策(續)

1. PRINCIPAL ACCOUNTING POLICIES (Continued)

(拾貳) 證券投資(續)

(l) Investments in securities (Continued)

丙) 非持作買賣用途的證券

非持作買賣用途的證券包括持有作流動用途之債務證券(主要為維持香港銀行業條例第四附表所界定之流動比率而持有),及其他非持作買賣用途之債務與權益性證券。非持作買賣用途的證券以公平值於資產負債表內列賬。公平值乃在流動市場上活躍買賣之證券的交易市價。買賣不活躍或非上市證券,其公平值是透過向活躍證券交投的非關連財經機構取得之報價及以各種內部定價作估計。

非持作買賣用途的證券之公平值之變動在「投資重估儲備」中列賬,直至有關證券出售或釐定為耗蝕為止,其累計收益或虧損即出售所得款項淨額與有關證券賬面值之差額,連同轉撥自投資重估儲備之任何增值/減值,皆包括在損益賬內。

iii) Non-trading securities

Non-trading securities include debt securities held for liquidity purposes which are held primarily to maintain the liquidity ratio as defined in the Fourth Schedule of the Hong Kong Banking Ordinance and other debt and equity securities which are not held for trading purposes. Non-trading securities are stated at fair value on the balance sheet. Fair value represents the quoted market price for securities that are actively traded in a liquid market. For securities which are not actively traded or are unlisted, fair value is estimated by seeking quotations from unrelated financial institutions actively dealing in the securities or by way of various pricing techniques generated internally.

Changes in the fair value of non-trading securities are recognised in the "Investment revaluation reserve" until the security is sold or determined to be impaired, at which time the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amount of the relevant security, together with any surplus / deficit transferred from the investment revaluation reserve, is included in the profit and loss account.

(拾叁) 退休金支出

本集團為旗下所有員工提供界定供款退休金計劃。該計劃的資產和集團分開並由獨立基金管理。集團供款乃根據員工月薪百分之十為基礎計算,並於損益賬內支銷。除強制性公積金之供款外,集團之供款額可隨僱員於可獲得全數供款前離開所被沒收之數額而遞減。

(m) Retirement benefit costs

The Group contributes to defined contribution retirement schemes which are available to all employees. The assets of the schemes are held separately from those of the Group in independently administered funds. The contributions are based on 10% of employees' salaries and are expensed as incurred in the profit and loss account. Other than mandatory provident fund contribution, the Group's contributions may be reduced by contributions forfeited by those employees who leave prior to vesting fully in the contributions.

(拾肆) 經營租約

經營租約是指擁有資產之回報及風險基本上全部由出租公司保留之租約。根據經營租約作出之租金支出在扣除自出租公司收取之任何獎勵金後,於租約期內以直線法在損益賬中支銷。

(n) Operating leases

Leases where substantially all of the rewards and risks of ownership of the asset remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases net of any incentives received from the lessor are charged to the profit and loss account on a straight line basis over the lease term.

一、主要會計政策(續)

1. PRINCIPAL ACCOUNTING POLICIES (Continued)

(拾伍) 資產負債表外金融工具

(o) Off-balance sheet financial instruments

資產負債表外金融工具乃來自集團在外匯、股票及利率市場上進行之期貨、遠期、掉期、及期權交易。

Off-balance sheet financial instruments arise from futures, forward, swap and option transactions undertaken by the Group in the foreign exchange, equity and interest rate markets.

此等工具之記賬方法乃視乎該等交易的目的而定。

Accounting for these instruments is dependent upon the purpose for which the transactions are undertaken.

買賣用途之交易按市值計算。買賣外匯工具產生之損益已包括在損益結算表「外匯買賣淨收益 /(虧損)」內。買賣利率及其他金融工具所產生之損益已包括在損益結算表之其他營運收入內。作為對沖之買賣則以涉及的資產、負債或持倉淨額之等同基準計算價值。所引致之盈虧亦以有關資產、負債或持倉額產生盈虧之等同基準入賬。

Transactions undertaken for trading purposes are marked to market value. The gains or losses arising from trading in foreign exchange instruments are recognised in the profit and loss account as "Net gain / (loss) from foreign exchange trading". The gains or losses arising from trading in interest rate and other financial instruments are recognised in the profit and loss account and included as part of other operating income. Transactions designated as hedges are valued on an equivalent basis to the assets, liabilities or net positions that they are hedging. Any profit or loss is recognised on the same basis as that arising from the related assets, liabilities or net positions.

按市值計算之買賣而產生之未變現收益已記入資產負債表「各項客戶貸款及其他賬目」內。按市值計算之買賣而產生之未變現虧損則包括於「其他賬目及預提」內。

Unrealised gains on transactions which are marked to market are included in "Advances to customers and other accounts" in the balance sheet. Unrealised losses on transactions which are marked to market are included in "Other accounts and accruals".

(拾陸) 準備

(p) Provisions

當本集團因過往事件須承擔現有之法律或推定責任，而在解除責任時有可能令到資源流出，而能可靠地估計其金額時，則會確認準備。

Provisions are recognised when the Group has a present legal or constructive obligation which, as a result of past events, makes it probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

(拾柒) 或然負債及或然資產

(q) Contingent liabilities and contingent assets

或然負債指因為過往事件而可能引起之承擔，而其存在只能就集團控制範圍以外之一宗或多宗不確定未來事件之出現而確認。或然負債亦可能是因為過往事件引致之現有承擔，但由於可能不需要有經濟資源流出，或承擔金額未能可靠衡量而未有記賬。

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

或然負債不會被確認，但會在賬目附註中披露。假若資源流出之可能性改變而導致資源流出，則被確認為負債。

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

一、 主要會計政策(續)

1. PRINCIPAL ACCOUNTING POLICIES (Continued)

(拾柒) 或然負債及或然資產(續)

(q) Contingent liabilities and contingent assets (Continued)

或然資產指因為過往事件而可能產生之資產，而其存在只能就集團控制範圍以外之一宗或多宗不確定事件之出現而被確認。

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

或然資產不會被確認，但會於經濟收益有可能流入時在賬目附註中披露。若實質確定有收益流入，則被確認為資產。

A contingent asset is not recognised but is disclosed in the notes to the accounts when an inflow of economic benefits is probable. When such inflow is virtually certain, an asset is recognised.

(拾捌) 股息

(r) Dividends

按照經修訂之會計實務準則第九號，本集團於結算日後擬派或宣派之股息不再於結算日確認為負債。此項會計政策之變更已追溯至往年度，故比較數字已重新列賬，以符合此新政策。

In accordance with the revised SSAP 9, the Group no longer recognises dividends proposed or declared after the balance sheet date as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively so that the comparatives presented have been restated to conform to the new policy.

如附註廿八所詳述，此項改變導致二零零一年一月一日之期初保留盈餘增加了152,720,000港元(二零零零年一月一日：89,000,000港元)，此乃二零零零年(一九九九年)度擬派末期股息準備由二零零零年十二月三十一日(一九九九年十二月三十一日)負債回撥，因有關股息於結算日後始作宣派。

As detailed in note 28, this change has resulted in an increase in opening retained earnings as at 1st January 2001 of HK$152,720,000 (1st January 2000: HK$89,000,000) which is the reversal of the provision for the proposed final dividend for 2000 (1999) previously recorded as a liability as at 31st December 2000 (31st December 1999) although not declared until after the balance sheet date.

二、 利息收入

2. INTEREST INCOME

		2001	2000
上市投資利息收入	Interest income on listed investments	**171,545**	219,683
非上市投資利息收入	Interest income on unlisted investments	**413,165**	397,764
其他利息收入	Other interest income	**2,558,951**	3,128,684
		3,143,661	3,746,131

三、其他營運收入 / 3. OTHER OPERATING INCOME

		2001	2000
服務費及佣金收入	Fees and commission income	**393,435**	352,824
減除：服務費及佣金支出	Less: Fees and commission expense	**(93,101)**	(82,015)
淨服務費及佣金收入	Net fees and commission income	**300,334**	270,809
外匯買賣淨收益	Net gain from foreign exchange trading	**35,458**	42,494
持作買賣用途的證券淨收益	Net gain from trading securities	**43,439**	32,399
在股票投資之股息收入	Dividend income from investments in securities		
上市投資	Listed investments	**3,548**	1,645
非上市投資	Unlisted investments	**17,282**	16,519
投資物業之租金收入總額	Gross rental income from investment properties	**14,681**	17,582
其他租金收入	Other rental income	**4,279**	4,022
其他	Others	**17,325**	12,102
		436,346	397,572

四、營運支出 / 4. OPERATING EXPENSES

		2001	2000
人事費用(包括董事酬金)	Staff costs (including directors' remuneration)		
薪金及其他費用	Salaries and other costs	**445,244**	416,185
退休金支出	Pension costs	**21,407**	17,690
行產及其他固定資產	Premises and other fixed assets		
行產之租金	Rental of premises	**42,779**	70,036
其他	Others	**72,558**	56,791
折舊	Depreciation	**59,154**	54,926
核數師酬金	Auditors' remuneration	**1,783**	1,783
其他營運支出	Other operating expenses	**193,197**	161,240
		836,122	778,651

經營租約內行產之租金已減除分租予第三者時所收回之租金收入。

Rental of premises under operating leases is stated net of rental income received from sub-lease agreements with third parties.

五、壞賬及呆賬準備調撥 5. CHARGE FOR BAD AND DOUBTFUL DEBTS

		2001	2000
壞賬及呆賬淨準備調撥	Net charge for bad and doubtful debts		
特別準備	Specific provisions		
一新增準備	– new provisions	**462,381**	322,933
一豁除	– releases	**(30,716)**	(35,674)
一收回	– recoveries	**(17,038)**	(14,401)
		414,627	272,858
一般準備	General provisions	**(9,837)**	30,420
損益賬中淨支出	Net charge to profit and loss account	**404,790**	303,278
壞賬及呆賬準備(附註十七)	Provisions for bad and doubtful debts (Note 17)	**401,134**	303,278
在聯營公司投資的減值虧損(附註二十)	Impairment loss on investments in associates (Note 20)	**3,656**	–
		404,790	303,278

六、出售/重估固定資產淨虧損 6. NET LOSS ON DISPOSAL / REVALUATION OF FIXED ASSETS

		2001	2000
行產重估減值	Deficit on revaluation of premises	**10,830**	–
行產減值	Impairment of premises	**–**	2,185
出售其他固定資產虧損	Loss on disposal of other fixed assets	**457**	2,304
		11,287	4,489

七、出售持至到期及非持作買賣用途的證券淨收益 7. NET GAIN ON DISPOSAL OF HELD-TO-MATURITY AND NON-TRADING SECURITIES

		2001	2000
出售持至到期證券淨收益(註)	Net gain on disposal of held-to-maturity securities (Note)	**159,384**	7,002
出售非持作買賣用途的證券淨收益	Net gain on disposal of non-trading securities	**10,551**	4,099
		169,935	11,101

七、出售持至到期及非持作買賣用途的證券淨收益(續)

7. NET GAIN ON DISPOSAL OF HELD-TO-MATURITY AND NON-TRADING SECURITIES (Continued)

註：

於年內，出售持至到期證券如下：

Note:

During the year, held-to-maturity securities were disposed of as follows:

集團及銀行	Group and Band	2001		2000	
		攤銷成本 Amortised cost	收益 Gain	攤銷成本 Amortised cost	收益 Gain
出售持至到期證券予外界人仕	Disposal of held-to-maturity securities to external parties	**3,009,854**	**33,384**	383,020	7,002
將持至到期證券轉換至非持作買賣用途的證券(附註卅三(乙))	Transfers of held-to-maturity securities to non-trading securities (Note 33(b))	**6,562,076**	**126,000**	–	–
		9,571,930	**159,384**	383,020	7,002

本集團考慮到利息的變動而改變其持有證券至到期的意向，而出售和轉移持至到期證券。因在二零零一年有大手出售，當總出售額超過整體投資組合的百份之十，持有剩餘的持至到期證券組合便轉移為非持作買賣用途的證券。

The disposals and transfers of held-to-maturity securities were brought about by changes in the Group's intention of holding the securities to maturity, taking into consideration the changes in interest rates. As the disposal in 2001 was material, the remaining holdings in the held-to-maturity securities portfolio were transferred to non-trading securities at the point when the aggregate disposals exceeded 10% of the overall portfolio.

八、董事酬金

8. DIRECTORS' EMOLUMENTS

		2001	2000
袍金	Fees	**200**	335
薪金、房屋、實物利益及其他津貼	Salaries, housing, benefits in kind and other allowances	**49,235**	52,976
退休金福利	Pensions	**1,801**	1,481
		51,236	54,792

上述的實物利益包括行使認股權之獲益，並按行使當日大新金融集團有限公司(「大新金融」)股票之收市價與認股權之行使價差額釐定。本年內，若干董事獲得金額共 4,790,500 港元(2000: 10,620,000港元)之股份認購權利益。

The benefits arising from the exercise of share options are included in the above as benefits in kind and are determined based on the difference between the closing market price of shares of Dah Sing Financial Holdings Limited ("DSFH") on the day of exercise and the exercise price of the option shares. During the year, share option benefits amounting to HK$4,790,500 (2000: HK$10,620,000) had been received by certain Directors.

八、董事酬金(續)

除上述董事酬金外，若干董事於一九九七年十一月二十七日、二零零零年四月三日及二零零零年六月十二日獲授予認購大新金融股份之認股權，於二零零一年十二月三十一日仍有可認購股份1,400,000股(2000：1,650,000股)之認股權未獲行使。此等認股權可於獲授予日起計之第一至第五周歲日期間或在第一周歲日直至該認購計劃到期日即二零零五年五月十六日期間按不同數額行使。於一九九七年十一月二十七日、二零零零年四月三日及二零零零年六月十二日授予認股權之行使價分別為每股13.57港元、26.28港元及30.41港元。

8. DIRECTORS' EMOLUMENTS (Continued)

In addition to the above emoluments, options to purchase 1,400,000 (2000: 1,650,000) shares of DSFH granted to certain Directors on 27th November 1997, 3rd April 2000 and 12th June 2000 remained outstanding as at 31st December 2001. These options are exercisable at various amounts between the first and fifth anniversaries of the dates of grant or up to the expiry of the Scheme falling on 16th May 2005. Options granted on 27th November 1997, 3rd April 2000 and 12th June 2000 have an exercise price of HK$13.57, HK$26.28 and HK$30.41 per share respectively.

九、稅項

香港利得稅乃按照本年度估計應課稅溢利依稅率16.0%(2000：16.0%)提撥準備。

9. TAXATION

Hong Kong profits tax has been provided at 16.0% (2000: 16.0%) on the estimated assessable profit for the year.

		2001	2000
本年度估計應課香港利得稅	Hong Kong profits tax on estimated assessable profit for the year	**151,426**	126,847
應佔有限責任合夥投資估計香港利得稅虧損	Attributable share of estimated Hong Kong profits tax losses arising from investments in limited partnerships	**(136,843)**	(116,047)
		14,583	10,800
有限責任合夥投資撇銷	Investments in limited partnerships written off	**102,756**	88,335
		117,339	99,135

本集團之有限責任合夥投資將於獲得及能利用來自該等投資之稅務利益之同年撇銷。

The Group's investments in limited partnerships are written off in the same year as the taxation benefits resulting from those investments are received and utilised.

並無任何重大遞延稅項承擔未提準備。

There is no significant deferred taxation liability not provided for.

十、股東應佔溢利

列於本銀行賬內之股東應佔溢利達923,857,000港元(2000：747,722,000港元)。

10. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the accounts of the Bank to the extent of HK$923,857,000 (2000: HK$747,722,000).

十一、 股息

11. DIVIDENDS

		2001	2000
已派第一期股息，每股25.00港元（2000：12.92港元）	1st Interim, paid, of HK$25.00 (2000: HK$12.92) per share	**200,000**	103,360
已派第二期股息，每股無（2000：11.875港元）	2nd Interim, paid, of HK$Nil (2000: HK$11.875) per share	–	95,000
二零零二年三月四日擬派末期股息，每股30.00港元（2000：二零零一年三月五日，擬派股息每股19.09港元）	Final, proposed on 4th March 2002, of HK$30.00 (2000: proposed on 5th March 2001, of HK$19.09) per share	**240,000**	152,720
		440,000	351,080

註(甲)：截至一九九九年和二零零零年十二月三十一日止年度，如前呈報在結算日後擬派和宣派的末期股息分別為89,000,000港元和152,720,000港元。根據(附註一(拾捌))描述的集團新會計政策，此等數額已從二零零零年和二零零一年一月一日的期初儲備撥回(附註廿八)，並於擬派息期間出賬。

Note (i): The previously recorded final dividends proposed and declared after the balance sheet date but accrued in the accounts for the years ended 31st December 1999 and 2000 were HK$89,000,000 and HK$152,720,000 respectively. Under the Group's new accounting policy as described in (Note 1(r)), these have been written back against opening reserves as at 1st January 2000 and 2001 (Note 28) and are now charged in the period in which they were proposed.

註(乙)：於二零零二年三月四日之會議上，董事們宣派末期股息每普通股30.00港元。此擬派股息並未在本賬目內列為應付股息，但將在截至二零零二年十二月卅一日止年度的保留盈利中列作撥款。

Note (ii): At a meeting held on 4th March 2002 the directors declared a final dividend of HK$30.00 per ordinary share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st December 2002.

十二、 現金及短期資金 12. CASH AND SHORT-TERM FUNDS

		集團 Group		銀行 Bank	
		2001	2000	**2001**	2000
現金及在銀行及其他金融機構的結餘	Cash and balances with banks and other financial institutions	**1,065,353**	383,955	**1,070,013**	393,769
通知及短期存款	Money at call and short notice	**2,525,395**	2,800,160	**2,550,395**	2,846,160
國庫債券(包括外匯基金票據)(附註廿九)	Treasury bills (including Exchange Fund Bills) (Note 29)	**3,127,119**	3,317,678	**3,127,119**	3,317,678
		6,717,867	6,501,793	**6,747,527**	6,557,607

集團及銀行	Group and Bank	**2001**	2000
持有之國庫債券分析如下：	An analysis of treasury bills held is as follows:		
持作買賣用途的證券，按公平值	Trading securities, at fair value		
一非上市	– Unlisted	**536,016**	1,858,289
持至到期，按攤銷成本	Held-to-maturity, at amortised cost		
一非上市	– Unlisted	**2,591,103**	1,459,389
		3,127,119	3,317,678

十三、 貿易票據 13. TRADE BILLS

集團及銀行	Group and Bank	**2001**	2000
貿易票據	Trade bills	**541,056**	459,420
一般準備(附註十七)	General provision (Note 17)	**(5,411)**	(4,594)
		535,645	454,826

十四、 持有的存款證 14. CERTIFICATES OF DEPOSIT HELD

集團及銀行	Group and Bank	**2001**	2000
持至到期，按攤銷成本(附註廿九)	Held-to-maturity, at amortised cost (Note 29)		
一非上市	– Unlisted	**524,766**	347,882

十五、 持作買賣用途的證券 — 15. TRADING SECURITIES

集團及銀行	Group and Bank	**2001**	2000
按公平值：	At fair value:		
債務證券(附註廿九)	Debt securities (Note 29)		
一香港上市	– Listed in Hong Kong	**1,727,877**	1,149,205
一非上市	– Unlisted	**1,251,878**	356,169
		2,979,755	1,505,374
權益性證券	Equity securities		
一香港上市	– Listed in Hong Kong	**500**	4,065
		2,980,255	1,509,439
持作買賣用途的證券按發行機構類別分析如下：	Trading securities are analysed by issuer as follows:		
一中央政府和中央銀行	– Central governments and central banks	**1,987,615**	1,095,859
一公營機構	– Public sector entities	**992,232**	375,285
一銀行及其他金融機構	– Banks and other financial institutions	**–**	34,230
一企業	– Corporate entities	**408**	4,065
		2,980,255	1,509,439

十六、 各項客戶貸款及其他賬目 — 16. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS

(甲) 各項客戶貸款及其他賬目： (a) Advances to customers and other accounts:

		集團 Group		銀行 Bank	
		2001	2000	**2001**	2000
各項客戶貸款(附註廿九)	Advances to customers (Note 29)	**28,882,677**	29,436,217	**28,826,610**	29,316,754
壞賬及呆賬準備	Provisions for bad and doubtful debts				
特別(附註十七)	Specific (Note 17)	**(305,223)**	(218,601)	**(304,999)**	(217,729)
一般(附註十七)	General (Note 17)	**(259,306)**	(269,992)	**(258,748)**	(268,806)
		28,318,148	28,947,624	**28,262,863**	28,830,219
應計利息	Accrued interest	**363,349**	367,348	**363,524**	368,508
其他賬目	Other accounts	**937,603**	910,673	**928,688**	863,077
應計利息及其他賬目準備	Provisions against accrued interest and other accounts				
特別(附註十七)	Specific (Note 17)	**–**	(4,400)	**–**	–
一般(附註十七)	General (Note 17)	**(121)**	(89)	**–**	–
		1,300,831	1,273,532	**1,292,212**	1,231,585
		29,618,979	30,221,156	**29,555,075**	30,061,804

十六、各項客戶貸款及其他賬目 (續)

16. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS (Continued)

(乙) 客戶的不履行貸款分析如下：

(b) Non-performing loans to customers are analysed as follows:

		集團 Group		銀行 Bank	
		2001	2000	**2001**	2000
客戶的不履行貸款	Non-performing loans to customers	**602,714**	666,535	**602,490**	665,663
特別準備	Specific provisions	**(264,116)**	(164,161)	**(263,892)**	(163,289)
		338,598	502,374	**338,598**	502,374
撥入懸欠利息	Amount of interest in suspense	**53,123**	63,019	**53,123**	63,019

客戶的不履行貸款佔本集團及本銀行之各項客戶貸款總額分別為2.09% (2000：2.26%)及2.09% (2000：2.27%)

Non-performing loans to customers represent 2.09% (2000: 2.26%) and 2.09% (2000: 2.27%) of total advances to customers of the Group and of the Bank respectively.

以上特別準備已考慮有關貸款之抵押品於十二月三十一日之價值。

The above specific provisions were made after taking into account the value of collateral in respect of such advances as at 31st December.

(丙) 各項客戶貸款包括融資租賃應收賬，分析如下：

(c) Advances to customers include finance lease receivables, analysed as follows:

		集團 Group		銀行 Bank	
		2001	2000	**2001**	2000
投資在融資租賃之應收賬總額：	Gross investment in finance leases, receivable:				
一年以內	Not later than one year	**1,456,879**	1,869,370	**1,421,026**	1,808,499
一年以上至五年	Later than one year and not later than five years	**1,792,684**	3,270,484	**1,765,659**	3,195,283
五年以上	Later than five years	**1,531,433**	4,334,126	**1,531,433**	4,334,126
		4,780,996	9,473,980	**4,718,118**	9,337,908
融資租賃之遞延未來融資收入	Unearned future finance income on finance leases	**(962,387)**	(3,508,297)	**(955,576)**	(3,488,421)
融資租賃淨投資	Net investment in finance leases	**3,818,609**	5,965,683	**3,762,542**	5,849,487
融資租賃淨投資期限之分析如下：	The maturity of net investment in finance leases is analysed as follows:				
一年以內	Not later than one year	**1,229,464**	1,324,393	**1,198,366**	1,275,164
一年以上至五年	Later than one year and not later than five years	**1,449,173**	2,022,630	**1,424,204**	1,955,663
五年以上	Later than five years	**1,139,972**	2,618,660	**1,139,972**	2,618,660
		3,818,609	5,965,683	**3,762,542**	5,849,487

十六、 各項客戶貸款及其他賬目（續）

16. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS (Continued)

(丙) 各項客戶貸款包括融資租賃應收賬，分析如下：（續）

(c) Advances to customers include finance lease receivables, analysed as follows: (Continued)

於二零零一年十二月三十一日包括在以上的融資租賃之投資總額內並無無擔保剩餘價值(2000：無)。

There is no unguaranteed residual value included in the gross investment in finance leases above at 31st December 2001 (2000: Nil).

本集團及本銀行於二零零一年十二月三十一日貸款虧損準備包括為融資租賃不可收回的應收賬作的準備，分別計為37,152,000港元(2000：34,506,000港元)及36,928,000港元(2000: 33,717,000港元)。

The allowance for uncollectable finance lease receivables included in the provision for loan losses as at 31st December 2001 for the Group and the Bank amounted to HK$37,152,000 (2000: HK$34,506,000) and HK$36,928,000 (2000: HK$33,717,000) respectively.

十七、 壞賬及呆賬準備

17. PROVISIONS FOR BAD AND DOUBTFUL DEBTS

		壞賬及呆賬準備 Provisions for bad and doubtful debts			懸欠利息
		特別	一般	合計	Suspended
集團	**Group**	**Specific**	**General**	**Total**	**interest**
二零零一年一月一日	At 1st January 2001	**223,001**	**274,675**	**497,676**	**63,019**
撇除額	Amounts written off	**(345,787)**	–	**(345,787)**	**(29,713)**
收回往年已撇除之貸款	Recoveries of advances written off in previous years	**17,038**	–	**17,038**	–
於損益賬內扣除/(撥回)(附註五)	Charge / (write back) to profit and loss account (Note 5)	**410,971**	**(9,837)**	**401,134**	–
年內懸欠利息	Interest suspended during the year	–	–	–	**19,817**
二零零一年十二月三十一日	**At 31st December 2001**	**305,223**	**264,838**	**570,061**	**53,123**
扣減於：	Deducted from:				
貿易票據(附註十三)	Trade bills (Note 13)	–	**5,411**	**5,411**	
各項客戶貸款(附註十六(甲))	Advances to customers (Note 16(a))	**305,223**	**259,306**	**564,529**	
應計利息及其他賬目(附註十六(甲))	Accrued interest and other accounts (Note 16(a))	–	**121**	**121**	
		305,223	**264,838**	**570,061**	

十七、 壞賬及呆賬準備
(續)

17. PROVISIONS FOR BAD AND DOUBTFUL DEBTS
(Continued)

銀行	Bank	壞賬及呆賬準備 Provisions for bad and doubtful debts 特別 Specific	一般 General	合計 Total	懸欠利息 Suspended interest
二零零一年一月一日	At 1st January 2001	**217,729**	**273,400**	**491,129**	**63,019**
撇除額	Amounts written off	**(329,716)**	–	**(329,716)**	**(29,713)**
收回往年已撇除之貸款	Recoveries of advances written off in previous years	**41,936**	–	**41,936**	–
於損益賬內扣除/(撥回)	Charge / (write back) to profit and loss account	**375,050**	**(9,241)**	**365,809**	
年內懸欠利息	Interest suspended during the year	–	–	–	**19,817**
二零零一年十二月三十一日	**At 31st December 2001**	**304,999**	**264,159**	**569,158**	**53,123**
扣減於：	Deducted from:				
貿易票據(附註十三)	Trade bills (Note 13)	–	**5,411**	**5,411**	
各項客戶貸款(附註十六(甲))	Advances to customers (Note 16(a))	**304,999**	**258,748**	**563,747**	
		304,999	**264,159**	**569,158**	

集團	Group	壞賬及呆賬準備 Provisions for bad and doubtful debts 特別 Specific	一般 General	合計 Total	懸欠利息 Suspended interest
二零零零年一月一日	At 1st January 2000	250,706	244,255	494,961	56,645
撇除額	Amounts written off	(315,916)	–	(315,916)	(30,517)
收回往年已撇除之貸款	Recoveries of advances written off in previous years	14,401	–	14,401	–
於損益賬內扣除(附註五)	Charge to profit and loss account (Note 5)	272,858	30,420	303,278	–
有關同母系附屬公司業務撥入之金額	Amount related to the transfer of business from a fellow company	952	–	952	753
年內懸欠利息	Interest suspended during the year	–	–	–	36,138
二零零零年十二月三十一日	At 31st December 2000	223,001	274,675	497,676	63,019
扣減於：	Deducted from:				
貿易票據(附註十三)	Trade bills (Note 13)	–	4,594	4,594	
各項客戶貸款(附註十六(甲))	Advances to customers (Note 16(a))	218,601	269,992	488,593	
應計利息及其他賬目(附註十六(甲))	Accrued interest and other accounts (Note 16(a))	4,400	89	4,489	
		223,001	274,675	497,676	

十七、 壞賬及呆賬準備（續）

17. PROVISIONS FOR BAD AND DOUBTFUL DEBTS (Continued)

銀行	Bank	壞賬及呆賬準備 Provisions for bad and doubtful debts 特別 Specific	一般 General	合計 Total	懸欠利息 Suspended interest
二零零零年一月一日	At 1st January 2000	235,706	243,330	479,036	56,645
撇除額	Amounts written off	(315,916)	–	(315,916)	(30,517)
收回往年已撇除之貸款	Recoveries of advances written off in previous years	14,401	–	14,401	–
於損益賬內扣除	Charge to profit and loss account	282,586	30,070	312,656	–
有關同母系附屬公司業務撥入之金額	Amount related to the transfer of business from a fellow company	952	–	952	753
年內懸欠利息	Interest suspended during the year	–	–	–	36,138
二零零零年十二月三十一日	At 31st December 2000	217,729	273,400	491,129	63,019
扣減於：	Deducted from:				
貿易票據（附註十三）	Trade bills (Note 13)	–	4,594	4,594	
各項客戶貸款（附註十六（甲））	Advances to customers (Note 16(a))	217,729	268,806	486,535	
		217,729	273,400	491,129	

十八、 持至到期證券 — 18. HELD-TO-MATURITY SECURITIES

集團及銀行	Group and Bank	2001	2000
一月一日結存	Balance as at 1st January	**7,106,084**	4,963,944
折讓／(溢價)攤銷	Amortisation of discount / (premium)	**84,900**	(51,582)
增購	Additions	**6,814,901**	3,203,945
償還	Repayments	**–**	(624,510)
本年內出售的證券(附註七)	Securities disposed of during the year (Note 7)	**(9,571,930)**	(383,020)
匯兌差額	Exchange difference	–	(2,693)
十二月三十一日結存	Balance as at 31st December	**4,433,955**	7,106,084
上市證券，按攤銷成本	Listed securities, at amortised cost		
一香港上市	– Listed in Hong Kong	**1,766,591**	1,479,375
一香港以外上市	– Listed outside Hong Kong	**1,170,770**	1,275,575
		2,937,361	2,754,950
非上市證券，按攤銷成本	Unlisted securities, at amortised cost	**1,496,594**	4,351,134
		4,433,955	7,106,084
上市證券的市值	Market value of listed securities	**2,914,530**	2,800,390
持至到期證券按發行機構類別分析如下：	Held-to-maturity securities are analysed by issuer as follows:		
一中央政府和中央銀行	– Central governments and central banks	**1,766,591**	1,296,235
一公營機構	– Public sector entities	**204,043**	1,631,224
一銀行及其他金融機構	– Banks and other financial institutions	**2,322,599**	2,873,089
一企業	– Corporate entities	**140,722**	1,305,536
		4,433,955	7,106,084

十九、 非持作買賣用途的證券 — 19. NON-TRADING SECURITIES

		集團 Group		銀行 Bank	
		2001	2000	**2001**	2000
按公平值：	At fair value:				
債務證券(附註廿九)	Debt securities (Note 29)				
一香港上市	– Listed in Hong Kong	**842,346**	–	**842,346**	–
一香港以外上市	– Listed outside Hong Kong	**846,752**	–	**846,752**	–
一非上市	– Unlisted	**4,127,889**	633,714	**4,127,889**	633,714
		5,816,987	633,714	**5,816,987**	633,714
權益性證券	Equity securities				
一香港上市	– Listed in Hong Kong	**18,149**	50,015	**18,149**	50,015
一非上市	– Unlisted	**121,740**	99,255	**121,740**	97,555
		139,889	149,270	**139,889**	147,570
		5,956,876	782,984	**5,956,876**	781,284

十九、 非持作買賣用途的證券(續) 19. NON-TRADING SECURITIES (Continued)

		集團 Group		銀行 Bank	
		2001	2000	**2001**	2000
非持作買賣用途的證券按發行機構類別分析如下：	Non-trading securities are analysed by issuer as follows:				
一中央政府和中央銀行	– Central governments and central banks	**1,190,173**	14,044	**1,190,173**	14,044
一公營機構	– Public sector entities	**1,400,484**	88,016	**1,400,484**	88,016
一銀行及其他金融機構	– Banks and other financial institutions	**521,198**	66,346	**521,198**	66,346
一企業	– Corporate entities	**2,843,568**	613,125	**2,843,568**	611,425
一其他	– Others	**1,453**	1,453	**1,453**	1,453
		5,956,876	782,984	**5,956,876**	781,284

二十、 聯營公司投資 20. INVESTMENTS IN ASSOCIATES

		集團 Group		銀行 Bank	
		2001	2000	**2001**	2000
非上市股份，按成本	Unlisted shares, at cost	**90,000**	90,000	**90,000**	90,000
應佔收購後儲備	Share of post-acquisition reserves	**18,520**	18,547	**–**	–
減值虧損(附註五)	Impairment loss (Note 5)	**(3,656)**	–	**–**	–
應佔淨資產	Share of net assets	**104,864**	108,547	**90,000**	90,000
應收聯營公司款項	Amount due from an associate	**2,513**	–	**2,513**	–
應付聯營公司款項	Amount due to an associate	**(7,511)**	(7,511)	**(7,511)**	(7,511)
		99,866	101,036	**85,002**	82,489

在二零零二年二月十九日，本集團與中國建設銀行達成協議出售本集團在建新銀行有限公司餘下百分之三十的權益。建新銀行及其附屬公司從事銀行業務和其他有關服務。根據協議，作價103,800,000港元連利息，利息是由二零零一年九月一日起至協定完成前一日之有關期間，以香港銀行同業拆息之利率計算。

On 19th February 2002, the Group reached an agreement with China Construction Bank to dispose of its remaining 30% interest in Jian Sing Bank Limited and its subsidiaries which are engaged in banking and other related services. Pursuant to the agreement, the consideration was agreed at HK$103,800,000 together with the interest calculated thereon in respect of the period commencing on 1st September 2001 and ending on the date immediately preceding the completion date at a rate equal to Hong Kong Interbank Offered Rate.

於二零零一年十二月三十一日，估計作價為104,864,000港元，已包括計算截至年結日之利息。減值虧損，即綜合維持金額超越可收回金額部份，已全數於二零零一年財務年度確認。交易於二零零二年二月二十二日完成，實收金額為105,165,000港元。

As at 31st December 2001, the consideration was estimated to be HK$104,864,000 inclusive of the interest calculated up to the year end date. The impairment loss, being the amount by which the consolidated carrying amount of the investment exceeded its recoverable amount, was fully recognised in the financial year 2001. The transaction was completed on 22nd February 2002 and the actual consideration received was HK$105,165,000.

二十、 聯營公司投資(續) 20. INVESTMENTS IN ASSOCIATES (Continued)

於二零零一年十二月三十一日的聯營公司如下：

The following is a list of the associates as at 31st December 2001:

公司名稱 Name of company	主要業務 Principal activity	註冊 / 經營地點 Place of incorporation / operation	集團所佔權益 Group equity interest	已發行股本 Particulars of issued ordinary share
建新銀行有限公司 Jian Sing Bank Limited	銀行 Banking	香港 Hong Kong	30% *	HK$300,000,000
建新財務有限公司 Jian Sing Finance Limited	暫無營業 Dormant	香港 Hong Kong	30%	HK$10,000,000
建新(代理人)有限公司 Jian Sing Nominees Limited	代理人服務 Nominee services	香港 Hong Kong	30%	HK$50,000

* 本銀行直接持有之聯營公司

* Associates held directly by the Bank

廿一、 共同控制實體投資 21. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

集團	Group	2001	2000
非上市股份，按成本	Unlisted shares, at cost	**20,000**	20,000
應佔收購後儲備	Share of post-acquisition reserves	**(20,000)**	–
		–	20,000
共同控制實體之貸款應收賬	Loan receivable from a jointly controlled entity	**27,000**	9,800
		27,000	29,800

銀行	Bank	2001	2000
非上市股份，按成本	Unlisted shares, at cost	**20,000**	20,000
減值虧損準備	Provision for impairment loss	**(20,000)**	–
		–	20,000
共同控制實體之貸款應收賬	Loan receivable from a jointly controlled entity	**27,000**	9,800
		27,000	29,800

於二零零一年十二月三十一日的共同控制實體如下：

The following are the jointly controlled entities as at 31st December 2001:

名稱 Name	註冊地點 Place of incorporation	主要業務及經營地點 Principal activities and place of operation	佔擁有權之百分比 Percentage of interest in ownership
銀聯控股有限公司 Bank Consortium Holding Limited	香港 Hong Kong	投資控股，香港 Investment holding, Hong Kong	13.333%
銀聯信託有限公司 Bank Consortium Trust Limited	香港 Hong Kong	受托人及退休金福利之代管人服務，香港 Trustee and custodian services for retirement fund schemes, Hong Kong	13.333%

廿一、 共同控制實體投資 (續)

21. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (Continued)

本集團在銀聯控股有限公司之權益乃本銀行直接持有，而銀聯信託有限公司乃為銀聯控股有限公司之全資附屬公司。

The Group's interest in Bank Consortium Holding Limited is directly held by the Bank. Bank Consortium Trust Limited is a wholly owned subsidiary of Bank Consortium Holding Limited.

於往年，非上市股份和貸款應收賬已分別包括在「非持作買賣用途的證券」及「各項客戶貸款及其他賬目」內，因並無涉及重大金額。

In prior year, the unlisted shares and loan receivable were included in "Non-trading securities" and "Advances to customers and other accounts" respectively as the amounts involved were not significant.

廿二、 附屬公司投資

22. INVESTMENTS IN SUBSIDIARIES

銀行	Bank	**2001**	2000
非上市股份，按成本	Unlisted shares, at cost	**19,077**	19,077
應收附屬公司款項	Amounts due from subsidiaries	**9,049**	12,503
應付附屬公司款項	Amounts due to subsidiaries	**(200)**	(200)
		27,926	31,380

附屬公司之應收／應付款項均無抵押，免息及無既定還款期限。

The amounts due from / to subsidiaries are unsecured, interest free and have no fixed repayment terms.

於二零零一年十二月三十一日的全資附屬公司如下：

The following is a list of wholly-owned subsidiaries as at 31st December 2001:

公司名稱 Name of company	主要業務 Principal activity	註冊/經營地點 Place of incorporation / operation	已發行股本 Particulars of issued ordinary share
Dah Sing Properties Limited	投資控股 Investment holding	香港 Hong Kong	HK$10,000
大新財務有限公司 Dah Sing Finance Limited	接受存款公司 Deposit-taking Company	香港 Hong Kong	HK$25,000,000
大新信託有限公司 Dah Sing Nominees Limited	代理人服務 Nominee services	香港 Hong Kong	HK$100,000
大新物業代理有限公司 Dah Sing Property Agency Limited	物業代理 Property agency	香港 Hong Kong	HK$100,000
大新保險代理有限公司 Dah Sing Insurance Agency Limited	保險代理 Insurance agency	香港 Hong Kong	HK$500,000
大新電腦系統有限公司 Dah Sing Computer Systems Limited	暫無營業 Dormant	香港 Hong Kong	HK$20
大新保險顧問有限公司 Dah Sing Insurance Brokers Limited	保險經紀 Insurance broking	香港 Hong Kong	HK$200,000
域寶投資有限公司 Vanishing Border Investment Services Limited	物業投資 Property investment	香港 Hong Kong	HK$20

以上公司均直接由本銀行持有。

The above companies are all directly held by the Bank.

廿三、 固定資產 23. FIXED ASSETS

集團	Group	投資物業 Investment Properties	行產 Premises	傢俬、裝置及設備 Furniture, Fixtures & Equipment	汽車 Motor Vehicles	合計 Total
成本或估值	Cost or valuation					
二零零一年一月一日	At 1st January 2001	**254,348**	**742,518**	**231,811**	**3,483**	**1,232,160**
增置	Additions	**–**	**–**	**41,280**	**289**	**41,569**
重新分類	Reclassification	**6,348**	**(6,348)**	**–**	**–**	**–**
出售/撇除	Disposals / written off	**–**	**–**	**(36,426)**	**(850)**	**(37,276)**
重估減值	Deficit on revaluation	**(17,797)**	**(63,842)**	**–**	**–**	**(81,639)**
二零零一年十二月三十一日	**At 31st December 2001**	**242,899**	**672,328**	**236,665**	**2,922**	**1,154,814**
累積折舊	Accumulated depreciation					
二零零一年一月一日	At 1st January 2001	**–**	**35,296**	**112,161**	**1,640**	**149,097**
是年度折舊(附註四)	Charge for the year (Note 4)	**–**	**17,561**	**40,928**	**665**	**59,154**
出售/撇除	Disposals / written off	**–**	**–**	**(35,914)**	**(850)**	**(36,764)**
重估撥回	Write back on revaluation	**–**	**(52,857)**	**–**	**–**	**(52,857)**
二零零一年十二月三十一日	**At 31st December 2001**	**–**	**–**	**117,175**	**1,455**	**118,630**
賬面淨值	Net book value					
二零零一年十二月三十一日	**At 31st December 2001**	**242,899**	**672,328**	**119,490**	**1,467**	**1,036,184**
二零零零年十二月三十一日	At 31st December 2000	254,348	707,222	119,650	1,843	1,083,063

以上資產之成本或估值分析如下： The analysis of cost or valuation of the above assets is as follows:

		投資物業 Investment Properties	行產 Premises	傢俬、裝置及設備 Furniture, Fixtures & Equipment	汽車 Motor Vehicles	合計 Total
二零零一年十二月三十一日	**At 31st December 2001**					
按成本	At cost	**–**	**–**	**236,665**	**2,922**	**239,587**
按專業估值	At professional valuation					
二零零一年	In 2001	**242,900**	**672,327**	**–**	**–**	**915,227**
		242,900	**672,327**	**236,665**	**2,922**	**1,154,814**
二零零零年十二月三十一日	At 31st December 2000					
按成本	At cost	–	–	231,811	3,483	235,294
按專業估值	At professional valuation					
一九九八年	In 1998	–	742,518	–	–	742,518
二零零零年	In 2000	254,348	–	–	–	254,348
		254,348	742,518	231,811	3,483	1,232,160

廿三、 固定資產(續) 23. FIXED ASSETS (Continued)

銀行	Bank	投資物業 Investment Properties	行產 Premises	傢俬、裝置及設備 Furniture, Fixtures & Equipment	汽車 Motor Vehicles	合計 Total
成本或估值	Cost or valuation					
二零零一年一月一日	At 1st January 2001	253,469	740,871	231,811	3,483	1,229,634
增置	Additions	–	–	41,280	289	41,569
重新分類	Reclassification	6,348	(6,348)	–	–	–
出售/撇除	Disposals / written off	–	–	(36,426)	(850)	(37,276)
重估減值	Deficit on revaluation	(17,555)	(63,030)	–	–	(80,585)
二零零一年十二月三十一日	**At 31st December 2001**	**242,262**	**671,493**	**236,665**	**2,922**	**1,153,342**
累積折舊	Accumulated depreciation					
二零零一年一月一日	At 1st January 2001	–	35,220	112,160	1,640	149,020
是年度折舊	Charge for the year	–	17,523	40,928	665	59,116
出售/撇除	Disposals / written off	–	–	(35,914)	(850)	(36,764)
重估撥回	Write back on revaluation	–	(52,743)	–	–	(52,743)
二零零一年十二月三十一日	**At 31st December 2001**	–	–	**117,174**	**1,455**	**118,629**
賬面淨值	Net book value					
二零零一年十二月三十一日	**At 31st December 2001**	**242,262**	**671,493**	**119,491**	**1,467**	**1,034,713**
二零零零年十二月三十一日	At 31st December 2000	253,469	705,651	119,651	1,843	1,080,614

以上資產之成本或估值分析如下： The analysis of cost or valuation of the above assets is as follows:

		Investment Properties	Premises	Furniture, Fixtures & Equipment	Motor Vehicles	Total
二零零一年十二月三十一日	**At 31st December 2001**					
按成本	At cost	–	–	**236,665**	**2,922**	**239,587**
按專業估值	At professional valuation					
二零零一年	In 2001	**242,262**	**671,493**	–	–	**913,755**
		242,262	**671,493**	**236,665**	**2,922**	**1,153,342**
二零零零年十二月三十一日	At 31st December 2000					
按成本	At cost	–	–	231,811	3,483	235,294
按專業估值	At professional valuation					
一九九八年	In 1998	–	740,871	–	–	740,871
二零零零年	In 2000	253,469	–	–	–	253,469
		253,469	740,871	231,811	3,483	1,229,634

廿三、 固定資產(續)

23. FIXED ASSETS (Continued)

投資物業及行產由獨立專業特許測量師簡福飴測量行於二零零一年十二月三十一日按公開市值作出重估。

Investment properties and premises were revalued on 31st December 2001 on an open market value basis by an independent professional chartered surveyor, Knight Frank.

假若本集團及本銀行之行產以成本減累積折舊列賬，其賬面值應分別為487,125,000港元(2000：493,210,000港元)及484,338,000港元(2000：490,353,000港元)。

Had the premises of the Group and the Bank been stated at cost less accumulated depreciation, the carrying amount of the premises would have been HK$487,125,000 (2000: HK$493,210,000) and HK$484,338,000 (2000: HK$490,353,000) respectively.

因重估不會構成時差，故並無因資產重估而需評估可能之遞延稅項。

The potential amount of deferred tax on the revalued assets has not been quantified as the revaluation difference does not constitute a timing difference.

投資物業及行產之賬面淨值包括：

The net book value of investment properties and premises comprises:

集團	Group	**2001** 投資物業 Investment Properties	**2001** 行產 Premises	2000 投資物業 Investment Properties	2000 行產 Premises
租約業權	Leaseholds				
在香港中期租約 (十至五十年)	Held in Hong Kong on medium-term lease (between 10 - 50 years)	**242,262**	**671,516**	253,469	705,674
在香港以外中期租約 (十至五十年)	Held outside Hong Kong on medium-term lease (between 10 - 50 years)	**637**	**812**	879	1,548
		242,899	**672,328**	254,348	707,222

銀行	Bank	**2001** 投資物業 Investment Properties	**2001** 行產 Premises	2000 投資物業 Investment Properties	2000 行產 Premises
租約業權	Leaseholds				
在香港中期租約 (十至五十年)	Held in Hong Kong on medium-term lease (between 10 - 50 years)	**242,262**	**671,493**	253,469	705,651

廿四、 其他賬目及預提

於二零零一年十二月三十一日之「其他賬目及預提」內包括沽空國庫債券、國庫票據及其他公營債券總數為6,636,119,000港元(2000：3,488,996,000港元)(附註廿五)。

24. OTHER ACCOUNTS AND ACCRUALS

Included in "Other accounts and accruals" as at 31st December 2001 is a short *position in treasury bills, treasury notes and other public sector debt securities* totalling HK$6,636,119,000 for the Group and the Bank (2000: HK$3,488,996,000) (Note 25).

廿五、 已作抵押之資產

於二零零一年十二月三十一日，本集團及本銀行因應銷售及回購協議而沽空國庫債券及其他公營債券(附註廿四)利用抵押包括在「現金及短期資金」(附註十二)、「持作買賣用途的證券」(附註十五)、「持至到期證券」(附註十八)及「非持作買賣用途的證券」(附註十九)的資產，分別為1,387,190,000港元(2000：2,812,000,000港元)、2,024,549,000港元(2000：824,887,000港元)、432,928,000港元 (2000：865,821,000港元)及781,427,000港元(2000：無)。

25. ASSETS PLEDGED

Included in "Cash and short-term funds" (Note 12), "Trading securities" (Note 15), "Held-to-maturity securities" (Note 18) and "Non-trading securities" (Note 19) as at 31st December 2001 are assets amounting to HK$1,387,190,000 (2000: HK$2,812,000,000), HK$2,024,549,000 (2000: HK$824,887,000), HK$432,928,000 (2000: HK$865,821,000) and HK$781,427,000 (2000: HK$Nil) respectively pledged by the Group and the Bank to secure short positions of treasury bills and other public sector debt securities of the Group and the Bank which are subject to sale and repurchase agreements (Note 24).

廿六、 借貸資本

26. LOAN CAPITAL

集團及銀行	Group and Bank	**2001**	2000
定息7.5%於2011年到期的後償票據	7.5% Fixed rate subordinated bonds due 2011	**974,719**	–

本銀行用於發展及開拓其業務所籌集的借貸資本之原始期限在五年以上。

The loan capital having an original maturity of more than five years is raised by the Bank for the development and expansion of its businesses.

借貸資本代表本銀行於二零零一年三月二十八日發行年息七點五厘125,000,000美元在盧森堡交易所上市並被界定為二級資本的後償票據。此等票據將於二零一一年三月二十八日到期。選擇性贖還日為二零零六年三月二十九日。由發行日至選擇性贖還日，年息為七點五厘，每年付息一次。如票據並未在選擇性贖還日贖回，往後五年的年利息會重訂為當時美元五年國庫債券息率加三百六十九點七五點子。若獲得香港金融管理局預先批准，本銀行可於選擇性贖還日或為稅務原因以票面價贖回所有(但非部份)票據。本銀行亦已與一國際銀行成立利息掉期合約以將票據的固定利息掉換為以美金銀行同業拆息為基礎的浮動利息付款債務。

Loan capital represents US$125,000,000 7.5% subordinated bonds qualifying as Tier 2 capital of the Bank issued on 28th March 2001 which are listed on the Luxembourg Stock Exchange. The bonds will mature on 28th March 2011 with an optional redemption date falling on 29th March 2006. Interest at 7.5% is payable annually from the issue date to the optional redemption date. Thereafter, if the bonds are not redeemed, the interest rate will be reset and the bonds will bear interest at the then prevailing 5 years US Treasury rate plus 369.75 basis points. The Bank may, subject to the prior approval of the Hong Kong Monetary Authority, redeem the bonds in whole but not in part, at par either on the optional redemption date or for taxation reasons. *An interest rate swap contract to swap the fixed interest rate payment liability of the* bonds to floating interest rate based on LIBOR has been entered into with an international bank.

廿七、 股本

27. SHARE CAPITAL

		於二零零一年及二零零零年 十二月三十一日 At 31st December 2001 and 2000
法定已發行及繳足股本： 8,000,000股普通股， 每股面值100港元	Authorised, issued and fully paid: 8,000,000 ordinary shares of HK$100 each	800,000

廿八、 儲備

28. RESERVES

集團	2001 Group	資本儲備 Capital Reserve	投資物業 重估儲備 Investment Properties Revaluation Reserve	行產 重估儲備 Premises Revaluation Reserve	投資 重估儲備 Investments Revaluation Reserve	一般儲備 General Reserve	保留盈利 Retained Earnings	合計 Total
二零零一年一月一日，如前呈報	At 1st January 2001 as previously reported	4,968	29,933	321,002	(23,785)	700,254	1,996,528	3,028,900
採納會計實務準則第九號（修訂）之影響（附註一（拾捌））	Effect of adopting SSAP 9 (Revised) (Note 1(r))	–	–	–	–	–	152,720	152,720
二零零一年一月一日經重列	At 1st January 2001 as restated	4,968	29,933	321,002	(23,785)	700,254	2,149,248	3,181,620
非持作買賣用途的證券公平值之變動	Change in fair value of non-trading securities	–	–	–	33,631	–	–	33,631
出售非持作買賣用途的證券	Disposal of non-trading securities	–	–	–	(10,551)	–	–	(10,551)
重新分類	Reclassification	–	12,740	(12,740)	–	–	–	–
物業重估減值	Deficit on revaluation of properties	–	(17,797)	(155)	–	–	–	(17,952)
是年度溢利	Profit for the year	–	–	–	–	–	884,431	884,431
二零零零年已派末期股息（附註十一）	2000 Final dividend paid (Note 11)	–	–	–	–	–	(152,720)	(152,720)
二零零一年已派中期股息（附註十一）	2001 Interim dividend paid (Note 11)	–	–	–	–	–	(200,000)	(200,000)
二零零一年十二月三十一日	**At 31st December 2001**	**4,968**	**24,876**	**308,107**	**(705)**	**700,254**	**2,680,959**	**3,718,459**
表示於：	Representing:							
二零零一年十二月三十一日保留盈利	Retained earnings at 31st December 2001						2,440,959	
二零零一年擬派末期股息（附註十一）	2001 Final dividend proposed (Note 11)						240,000	
二零零一年十二月三十一日	**At 31st December 2001**						**2,680,959**	
銀行及附屬公司	Bank and subsidiaries	–	24,876	308,107	(705)	700,254	2,691,063	3,723,595
共同控制實體	Jointly controlled entities	–	–	–	–	–	(20,000)	(20,000)
聯營公司	Associates	4,968	–	–	–	–	9,896	14,864
二零零一年十二月三十一日	**At 31st December 2001**	**4,968**	**24,876**	**308,107**	**(705)**	**700,254**	**2,680,959**	**3,718,459**

銀行 Bank 2001	投資物業重估儲備 Investment Properties Revaluation Reserve	行產重估儲備 Premises Revaluation Reserve	投資重估儲備 Investments Revaluation Reserve	一般儲備 General Reserve	保留盈利 Retained Earnings	合計 Total
二零零一年一月一日,如前呈報 At 1st January 2001 as previously reported	30,813	321,002	(23,785)	693,304	1,945,572	2,966,906
採納會計實務準則第九號(修訂)之影響淨值(附註一(拾捌)) Net effect of adopting SSAP 9 (Revised) (Note 1(r))	-	-	-	-	149,220	149,220
二零零一年一月一日經重列 At 1st January 2001 as restated	30,813	321,002	(23,785)	693,304	2,094,792	3,116,126
非持作買賣用途的證券公平值之變動 Change in fair value of non-trading securities	-	-	34,831	-	-	34,831
出售非持作買賣用途的證券 Disposal of non-trading securities	-	-	(11,751)	-	-	(11,751)
重新分類 Reclassification	12,740	(12,740)	-	-	-	-
物業重估減值 Deficit on revaluation of properties	(17,555)	(155)	-	-	-	(17,710)
是年度溢利 Profit for the year	-	-	-	-	923,857	923,857
二零零零年已派末期股息(附註十一) 2000 Final dividend paid (Note 11)	-	-	-	-	(152,720)	(152,720)
二零零一年已派中期股息(附註十一) 2001 Interim dividend paid (Note 11)	-	-	-	-	(200,000)	(200,000)
二零零一年十二月三十一日 At 31st December 2001	25,998	308,107	(705)	693,304	2,665,929	3,692,633
表示於: Representing:						
二零零一年十二月三十一日保留盈利 Retained earnings at 31st December 2001					2,425,929	
二零零一年擬派末期股息(附註十一) 2001 Final dividend proposed (Note 11)					240,000	
二零零一年十二月三十一日 At 31st December 2001					2,665,929	

廿八、 儲備(續) 28. RESERVES (Continued)

集團	2000 Group	資本儲備 Capital Reserve	投資物業重估儲備 Investment Properties Revaluation Reserve	行產重估儲備 Premises Revaluation Reserve	投資重估儲備 Investments Revaluation Reserve	一般儲備 General Reserve	保留盈利 Retained Earnings	合計 Total
二零零零年一月一日，如前呈報	At 1st January 2000 as previously reported	3,170	27,105	330,029	(36,257)	700,254	1,584,183	2,608,484
採納會計實務準則第九號(修訂)之影響(附註一(拾捌))	Effect of adopting SSAP 9 (Revised) (Note 1(r))	–	–	–	–	–	89,000	89,000
二零零零年一月一日經重列	At 1st January 2000 as restated	3,170	27,105	330,029	(36,257)	700,254	1,673,183	2,697,484
非持作買賣用途的證券公平值之變動	Change in fair value of non-trading securities	1,798	–	–	16,571	–	–	18,369
出售非持作買賣用途的證券	Disposal of non-trading securities	–	–	–	(4,099)	–	–	(4,099)
撇除額	Amount written down	–	–	(3,893)	–	–	–	(3,893)
物業重估增值	Surplus on revaluation of properties	–	2,828	–	–	–	–	2,828
出售行產	Disposal of premises	–	–	(5,134)	–	–	3,638	(1,496)
是年度溢利	Profit for the year	–	–	–	–	–	759,787	759,787
一九九九年已派末期股息	1999 Final dividend paid	–	–	–	–	–	(89,000)	(89,000)
二零零零年已派中期股息(附註十一)	2000 Interim dividend paid (Note 11)	–	–	–	–	–	(198,360)	(198,360)
二零零零年十二月三十一日	At 31st December 2000	4,968	29,933	321,002	(23,785)	700,254	2,149,248	3,181,620
表示於：	Representing:							
二零零零年十二月三十一日保留盈利	Retained earnings at 31st December 2000						1,996,528	
二零零零年擬派末期股息(附註十一)	2000 Final dividend proposed (Note 11)						152,720	
二零零零年十二月三十一日	At 31st December 2000						2,149,248	
銀行及附屬公司	Bank and subsidiaries	–	29,933	321,002	(23,785)	700,254	2,135,669	3,163,073
聯營公司	Associates	4,968	–	–	–	–	13,579	18,547
二零零零年十二月三十一日	At 31st December 2000	4,968	29,933	321,002	(23,785)	700,254	2,149,248	3,181,620

銀行	2000 Bank	投資物業重估儲備 Investment Properties Revaluation Reserve	行產重估儲備 Premises Revaluation Reserve	投資重估儲備 Investments Revaluation Reserve	一般儲備 General Reserve	保留盈利 Retained Earnings	合計 Total
二零零零年一月一日，如前呈報	At 1st January 2000 as previously reported	27,778	330,029	(36,257)	693,304	1,548,792	2,563,646
採納會計實務準則第九號(修訂)之影響淨值(附註一(拾捌))	Net effect of adopting SSAP 9 (Revised) (Note 1(r))	–	–	–	–	82,000	82,000
二零零零年一月一日經重列	At 1st January 2000 as restated	27,778	330,029	(36,257)	693,304	1,630,792	2,645,646
是年度溢利如前呈報	Profit for the year as previously reported	–	–	–	–	744,222	744,222
採納會計實務準則第九號(修訂)之影響(附註一(拾捌))	Effect of adopting SSAP 9 (Revised) (Note 1(r))	–	–	–	–	3,500	3,500
是年度溢利經重列	Profit for the year as restated	–	–	–	–	747,722	747,722
非持作買賣用途的證券公平值之變動	Change in fair value of non-trading securities	–	–	16,571	–	–	16,571
出售非持作買賣用途的證券	Disposal of non-trading securities	–	–	(4,099)	–	–	(4,099)
撇除額	Amount written down	–	(3,893)	–	–	–	(3,893)
物業重估增值	Surplus on revaluation of properties	3,035	–	–	–	–	3,035
出售行產	Disposal of premises	–	(5,134)	–	–	3,638	(1,496)
一九九九年已派末期股息	1999 Final dividend paid	–	–	–	–	(89,000)	(89,000)
二零零零年已派中期股息(附註十一)	2000 Interim dividend paid (Note 11)	–	–	–	–	(198,360)	(198,360)
二零零零年十二月三十一日	At 31st December 2000	30,813	321,002	(23,785)	693,304	2,094,792	3,116,126
表示於：	Representing:						
二零零零年十二月三十一日保留盈利	Retained earnings at 31st December 2000					1,942,072	
二零零零年擬派末期股息(附註十一)	2000 Final dividend proposed (Note 11)					152,720	
二零零零年十二月三十一日	At 31st December 2000					2,094,792	

上述之聯營公司資本儲備乃由行產重估儲備和投資重估儲備所組成，而一般儲備乃從上年度之保留盈利中撥回。

The above capital reserve was created by the premises revaluation reserve booked in an associate and the general reserve is transferred from retained earnings in previous years.

廿九、 到期情況　　29. MATURITY PROFILE

集團	2001 Group	即時還款 Repayable On demand	三個月或以下 3 months or less	一年或以下，但超過三個月 1 year or less but over 3 months	五年或以下，但超過一年 5 years or less but over 1 year	五年以後 After 5 years	無註明日期 Undated	合計 Total
資產	**Assets**							
國庫債券	Treasury bills	–	865,392	2,261,727	–	–	–	3,127,119
持有的存款證	Certificates of deposit held	–	–	69,178	455,588	–	–	524,766
各項客戶貸款	Advances to customers	5,387,289	3,745,881	2,543,218	6,752,639	9,842,566	611,084	28,882,677
債務證券包括：	Debt securities included in:							
－持作買賣用途的證券	– Trading securities	–	–	344,631	2,526,949	108,175	–	2,979,755
－持至到期證券	– Held-to-maturity securities	–	682,137	–	3,315,525	436,293	–	4,433,955
－非持作買賣用途的證券	– Non-trading securities	–	749,418	160,925	2,430,506	2,472,384	3,754	5,816,987
		5,387,289	6,042,828	5,379,679	15,481,207	12,859,418	614,838	45,765,259
負債	**Liabilities**							
銀行及其他金融機構存款及結餘	Deposits and balances of banks and other financial institutions	103,445	839,422	1,287	–	–	–	944,154
客戶的往來、定期、儲蓄及其他存款	Current, fixed, savings and other deposits of customers	6,732,517	22,789,975	2,199,868	187,696	–	–	31,910,056
已發行的存款證	Certificates of deposit issued	–	100,000	1,170,606	4,381,584	–	–	5,652,190
		6,835,962	23,729,397	3,371,761	4,569,280	–	–	38,506,400

銀行	2001 Bank	即時還款 Repayable On demand	三個月或以下 3 months or less	一年或以下，但超過三個月 1 year or less but over 3 months	五年或以下，但超過一年 5 years or less but over 1 year	五年以後 After 5 years	無註明日期 Undated	合計 Total
資產	**Assets**							
國庫債券	Treasury bills	–	865,392	2,261,727	–	–	–	3,127,119
在銀行及其他金融機構於一至十二個月內到期的存款	Placements with banks and other financial institutions maturing between one and twelve months	–	30,000	–	–	–	–	30,000
持有的存款證	Certificates of deposit held	–	–	69,178	455,588	–	–	524,766
各項客戶貸款	Advances to customers	5,386,793	3,737,450	2,521,446	6,727,670	9,842,566	610,685	28,826,610
債務證券包括：	Debt securities included in:							
－持作買賣用途的證券	– Trading securities	–	–	344,631	2,526,949	108,175	–	2,979,755
－持至到期證券	– Held-to-maturity securities	–	682,137	–	3,315,525	436,293	–	4,433,955
－非持作買賣用途的證券	– Non-trading securities	–	749,418	160,925	2,430,506	2,472,384	3,754	5,816,987
		5,386,793	6,064,397	5,357,907	15,456,238	12,859,418	614,439	45,739,192
負債	**Liabilities**							
銀行及其他金融機構存款及結餘	Deposits and balances of banks and other financial institutions	136,309	839,422	1,287	–	–	–	977,018
客戶的往來、定期、儲蓄及其他存款	Current, fixed, savings and other deposits of customers	6,746,111	22,789,975	2,199,868	187,696	–	–	31,923,650
已發行的存款證	Certificates of deposit issued	–	100,000	1,170,606	4,381,584	–	–	5,652,190
		6,882,420	23,729,397	3,371,761	4,569,280	–	–	38,552,858

廿九、 到期情況(續)

29. MATURITY PROFILE (Continued)

集團	2000 Group	即時還款 Repayable On demand	三個月或以下 3 months or less	一年或以下，但超過三個月 1 year or less but over 3 months	五年或以下，但超過一年 5 years or less but over 1 year	五年以後 After 5 years	無註明日期 Undated	合計 Total
資產	**Assets**							
國庫債券	Treasury bills	–	1,574,302	1,743,376	–	–	–	3,317,678
持有的存款證	Certificates of deposit held	–	–	273,941	73,941	–	–	347,882
各項客戶貸款	Advances to customers	4,749,176	3,519,850	2,295,978	6,159,362	12,022,981	688,870	29,436,217
債務證券包括：	Debt securities included in:							
－持作買賣用途的證券	– Trading securities	–	201,939	219,458	453,670	630,307	–	1,505,374
－持至到期證券	– Held-to-maturity securities	–	1,196,738	1,236,642	2,070,047	2,602,657	–	7,106,084
－非持作買賣用途的證券	– Non-trading securities	–	17,699	18,454	202,557	391,251	3,753	633,714
		4,749,176	6,510,528	5,787,849	8,959,577	15,647,196	692,623	42,346,949
負債	**Liabilities**							
銀行及其他金融機構存款及結餘	Deposits and balances of banks and other financial institutions	48,594	710,832	429	–	–	–	759,855
客戶的往來、定期、儲蓄及其他存款	Current, fixed, savings and other deposits of customers	5,830,605	23,119,319	2,308,770	136,193	–	–	31,394,887
已發行的存款證	Certificates of deposit issued	–	100,000	1,770,488	4,224,311	–	–	6,094,799
		5,879,199	23,930,151	4,079,687	4,360,504	–	–	38,249,541

銀行	2000 Bank	即時還款 Repayable On demand	三個月或以下 3 months or less	一年或以下，但超過三個月 1 year or less but over 3 months	五年或以下，但超過一年 5 years or less but over 1 year	五年以後 After 5 years	無註明日期 Undated	合計 Total
資產	**Assets**							
國庫債券	Treasury bills	–	1,574,302	1,743,376	–	–	–	3,317,678
在銀行及其他金融機構於一至十二個月內到期的存款	Placements with banks and other financial institutions maturing between one and twelve months	–	111,000	–	–	–	–	111,000
持有的存款證	Certificates of deposit held	–	–	273,941	73,941	–	–	347,882
各項客戶貸款	Advances to customers	4,747,509	3,505,718	2,260,192	6,092,395	12,022,981	687,959	29,316,754
債務證券包括：	Debt securities included in:							
－持作買賣用途的證券	– Trading securities	–	201,939	219,458	453,670	630,307	–	1,505,374
－持至到期證券	– Held-to-maturity securities	–	1,196,738	1,236,642	2,070,047	2,602,657	–	7,106,084
－非持作買賣用途的證券	– Non-trading securities	–	17,699	18,454	202,557	391,251	3,753	633,714
		4,747,509	6,607,396	5,752,063	8,892,610	15,647,196	691,712	42,338,486
負債	**Liabilities**							
銀行及其他金融機構存款及結餘	Deposits and balances of banks and other financial institutions	121,265	710,832	429	–	–	–	832,526
客戶的往來、定期、儲蓄及其他存款	Current, fixed, savings and other deposits of customers	5,845,189	23,119,319	2,308,770	136,193	–	–	31,409,471
已發行的存款證	Certificates of deposit issued	–	100,000	1,770,488	4,224,311	–	–	6,094,799
		5,966,454	23,930,151	4,079,687	4,360,504	–	–	38,336,796

三十、 集團公司之結餘

30. BALANCES WITH GROUP COMPANIES

資產負債表內賬目包括與最終控股公司之結餘，詳列如下：

Included in the following balance sheet captions are balances with the ultimate holding company detailed as follows:

集團及銀行	Group and Bank	2001	2000
客戶的往來、定期、儲蓄及其他存款	Current, fixed, savings and other deposits of customers	**2,840**	22,994

資產負債表內賬目包括與同母系附屬公司之結餘，詳列如下：

Included in the following balance sheet captions are balances with fellow subsidiaries detailed as follows:

集團及銀行	Group and Bank	2001	2000
現金及短期資金：	Cash and short-term funds:		
現金及在銀行及其他金融機構結餘	Cash and balances with banks and other financial institutions	**91**	171
通知及短期存款	Money at call and short notice	**204**	–
		295	171
在銀行及其他金融機構於一至十二個月內到期的存款	Placements with banks and other financial institutions maturing between one and twelve months	**–**	36,102
各項客戶貸款及其他賬目	Advances to customers and other accounts	**–**	597
		295	36,870
銀行及其他金融機構存款及結餘	Deposits and balances of banks and other financial institutions	**660,077**	433,280
客戶的往來、定期、儲蓄及其他存款	Current, fixed, savings and other deposits of customers	**99,513**	111,106
其他賬目及預提	Other accounts and accruals	**841**	3,758
		760,431	548,144

資產負債表內賬目包括與本銀行附屬公司之結餘，詳列如下：

Included in the following balance sheet captions are balances with subsidiaries of the Bank detailed as follows:

銀行	Bank	2001	2000
現金及短期資金：	Cash and short-term funds:		
現金及在銀行及其他金融機構結餘	Cash and balances with banks and other financial institutions	**4,834**	9,934
通知及短期存款	Money at call and short notice	**25,000**	46,000
		29,834	55,934
在銀行及其他金融機構於一至十二個月內到期的存款	Placements with banks and other financial institutions maturing between one and twelve months	**30,000**	111,000
各項客戶貸款及其他賬目	Advances to customers and other accounts	**169**	1,252
		60,003	168,186
銀行及其他金融機構存款及結餘	Deposits and balances of banks and other financial institutions	**33,061**	72,671
客戶的往來、定期、儲蓄及其他存款	Current, fixed, savings and other deposits of customers	**13,594**	14,584
其他賬目及預提	Other accounts and accruals	**11**	26
		46,666	87,281

三十、 集團公司之結餘(續)

30. BALANCES WITH GROUP COMPANIES (Continued)

資產負債表內賬目包括與本銀行聯營公司之結餘，詳列如下：

Included in the following balance sheet captions are balances with associates detailed as follows:

集團及銀行	Group and Bank	2001	2000
現金及短期資金：	Cash and short-term funds:		
現金及在銀行及其他金融機構結餘	Cash and balances with banks and other financial institutions	**1**	21
通知及短期存款	Money at call and short notice	**26,333**	16,517
		26,334	16,538
各項客戶貸款及其他賬目	Advances to customers and other accounts	**4**	8
		26,338	16,546
銀行及其他金融機構存款及結餘	Deposits and balances of banks and other financial institutions	**220,773**	173,870
其他賬目及預提	Other accounts and accruals	**44**	166
		220,817	174,036

卅一、 高級人員貸款

31. LOANS TO OFFICERS

遵照香港公司條例第161B(4B)條，本銀行貸款予高級人員之細節披露如下：

Particulars of loans made by the Bank to officers disclosed pursuant to section 161B(4B) of the Hong Kong Companies Ordinance are as follows:

		十二月三十一日結餘 Balance outstanding at 31st December		年內貸款最高結餘 Maximum balance during the year	
		2001	2000	**2001**	2000
本金及利息結餘總額	Aggregate amount outstanding in respect of principal and interest	**121,020**	95,948	**234,355**	148,147

卅二、 資產負債表外之項目

32. OFF-BALANCE SHEET EXPOSURES

(甲) 或然負債及承擔

(a) Contingent liabilities and commitments

各項重大或然負債及承擔之合約額分類如下：

The following is a summary of the contractual amounts of each significant class of contingent liability and commitment:

集團及銀行	Group and Bank	2001	2000
直接信貸代替品	Direct credit substitutes	**67,087**	75,149
與交易相關之或然項目	Transaction related contingencies	**14,014**	34,060
與貿易相關之或然項目	Trade-related contingencies	**859,371**	731,291
其他承擔，其原本期限為：	Other commitments with an original maturity of:		
一少於一年或可無條件取消	– under 1 year or which are unconditionally cancellable	**17,741,695**	14,984,965
一一年及以上	– 1 year and over	**740,487**	509,360
		19,422,654	16,334,825

(乙) 衍生工具

(b) Derivatives

各項重大衍生工具之名義合約額分類如下：

The following is a summary of the aggregate notional contract amounts of each significant type of derivatives:

集團及銀行	Group and Bank	買賣交易 Trading 2001	買賣交易 Trading 2000	對沖交易 Hedging 2001	對沖交易 Hedging 2000	合計 Total 2001	合計 Total 2000
匯率合約	Exchange rate contracts						
遠期及期貨合約	Forward and futures contracts	**341,297**	2,205,021	**16,323,744**	19,690,743	**16,665,041**	21,895,764
貨幣掉期	Currency swaps	**–**	–	**57,703**	57,718	**57,703**	57,718
外匯期權合約	Foreign exchange option contracts						
一購入貨幣期權	– Currency options purchased	**437,773**	20,250	**–**	–	**437,773**	20,250
一沽出貨幣期權	– Currency options written	**437,853**	20,355	**–**	–	**437,853**	20,355
		1,216,923	2,245,626	**16,381,447**	19,748,461	**17,598,370**	21,994,087
利率合約	Interest rate contracts						
遠期及期貨合約	Forward and futures contracts	**–**	–	**9,304,892**	7,212,021	**9,304,892**	7,212,021
利率掉期	Interest rate swaps	**–**	–	**3,166,208**	1,840,226	**3,166,208**	1,840,226
利率期權合約	Interest rate option contracts						
一沽出期權	– Options written	**–**	–	**1,169,663**	–	**1,169,663**	–
		–	–	**13,640,763**	9,052,247	**13,640,763**	9,052,247
其他合約	Other contracts						
權益性指數期貨合約	Equity index futures contracts	**16,896**	–	**14,435**	–	**31,331**	–
權益性期權合約	Equity option contracts						
一購入期權	– Options purchased	**71,424**	–	**–**	–	**71,424**	–
一沽出期權	– Options written	**71,424**	–	**–**	50,426	**71,424**	50,426
		159,744	–	**14,435**	50,426	**174,179**	50,426

卅二、 資產負債表外之項目(續)

32. OFF-BALANCE SHEET EXPOSURES (Continued)

(乙) 衍生工具(續)

(b) Derivatives (Continued)

買賣交易包括為執行客戶買賣指令或對沖此等持倉交易而持有的金融工具盤。

The trading transactions include positions arising from the execution of trade orders from customers or transactions taken to hedge these positions.

於十二月三十一日,上述資產負債表外之項目之信貸風險加權數額及重置成本,未經計入本集團及本銀行訂立之雙邊淨額結算安排如下:

As at 31st December, the credit risk weighted amounts and replacement costs of the above off-balance sheet exposures, without taking into account the effect of bilateral netting arrangements that the Group and the Bank entered into, are as follows:

集團及銀行	Group and Band	**2001** 信貸風險加權數額 Credit risk weighted amount	**2001** 重置成本 Replacement cost	2000 信貸風險加權數額 Credit risk weighted amount	2000 重置成本 Replacement cost
或然負債及承擔	Contingent liabilities and commitments	**582,207**		395,358	
衍生工具	Derivatives				
匯率合約	Exchange rate contracts	**111,927**	**347,158**	75,484	131,837
利率合約	Interest rate contracts	**24,766**	**89,772**	13,398	35,163
其他合約	Other contracts	**1,067**	**253**	–	–
		137,760	**437,183**	88,882	167,000
		719,967		484,240	

合約數額僅為顯示資產負債表結算日的交易量。並不代表風險數額。

The contract amounts of these instruments indicate the volume of transactions outstanding as at the balance sheet date. They do not represent the amounts at risk.

信貸風險加權數額乃根據銀行業條例第三附表及香港金融管理局所發出之指引計算,而計算所得之數額則視乎交易對方及各項合約到期特性。

The credit risk weighted amounts are the amounts which have been calculated in accordance with the Third Schedule of the Banking Ordinance and guidelines issued by the Hong Kong Monetary Authority. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

重置成本乃指按市值估價,其價值為正數的所有合約成本(若交易對方不履行其義務時),並以其價值為正數的合約按市值計算。重置成本亦被視為於結算日接近該等合約數額的信貸風險約數。

Replacement cost is the cost of replacing all contracts which have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking to market contracts with a positive value. Replacement cost is considered to be a close approximation of the credit risk for these contracts at the balance sheet date.

卅三、 綜合現金流量結算表附註

33. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

(甲) 扣除準備後之營運溢利與經營業務現金流出淨額對賬表

(a) Reconciliation of operating profit after provisions to net cash outflow from operating activities

		2001	2000
扣除準備後之營運溢利	Operating profit after provisions	**863,149**	847,765
壞賬及呆賬準備	Provisions for bad and doubtful debts	**404,790**	303,278
減除收回後之貸款撇除淨額	Advances written off net of recoveries	**(328,749)**	(301,515)
折舊	Depreciation	**59,154**	54,926
從聯營公司所得之股息收入	Dividend income from an associate	**(1,551)**	–
已發行借貸資本之利息支出	Interest expense on loan capital issued	**42,380**	–
已發行的存款證利息支出	Interest expense on certificates of deposit issued	**296,232**	368,455
三個月以上到期的國庫債券之變動	Change in treasury bills maturing beyond three months	**(518,351)**	172,093
貿易票據之變動	Change in trade bills	**(81,636)**	54,716
所持存款證之變動	Change in certificates of deposit held	**(176,884)**	20,349
持作買賣用途的證券之變動	Change in trading securities	**(1,470,816)**	(1,302,267)
各項客戶貸款及其他賬目之變動	Change in advances to customers and other accounts	**472,844**	(2,598,924)
持至到期證券之變動	Change in held-to-maturity securities	**(3,856,563)**	(2,137,831)
非持作買賣用途的證券之變動	Change in non-trading securities	**1,547,815**	(9,280)
應收聯營公司款項之變動	Change in amount due from an associate	**(2,513)**	(4,154)
共同控制實體投資之變動	Change in investments in jointly controlled entities	**(17,200)**	–
三個月以上到期的銀行及其他金融機構存款及結餘之變動	Change in deposits and balances of banks and other financial institutions maturing beyond three months	**858**	(69,455)
客戶的往來、定期、儲蓄及其他存款之變動	Change in current, fixed, savings and other deposits of customers	**515,169**	(1,403,416)
其他負債之變動	Change in other liabilities	**2,024,182**	4,389,344
匯兑調整	Exchange adjustments	**(681)**	9,848
經營業務現金流出淨額	**Net cash outflow from operating activities**	**(228,371)**	(1,606,068)

(乙) 主要非現金交易

(b) Major non-cash transaction

在二零零一年，6,562,076,000港元之債務證券由持至到期證券轉移為非持作買賣用途的證券，其情況詳列於附註七內。

In 2001, debt securities of HK$6,562,076,000 were transferred from held-to-maturity securities portfolio to non-trading securities portfolio as detailed in Note 7 to the accounts.

卅三、 綜合現金流量結算表附註(續)

33. NOTES TO CONSOLIDATED CASH FLOW STATEMENT (Continued)

(丙) 年內融資變動分析

(c) *Analysis of changes in financing during the year*

		已發行的借貸資本 Loan Capital Issued	已發行的存款證 Certificates of Deposit Issued	合計 Total
二零零一年一月一日結存	At 1st January 2001	**–**	**6,094,799**	**6,094,799**
融資現金流入/(流出)淨額	Net cash inflow / (outflow) from financing	**974,863**	**(442,072)**	**532,791**
匯率變動之影響	Effect of foreign exchange rate changes	**(144)**	**(537)**	**(681)**
二零零一年十二月三十一日結存	**At 31st December 2001**	**974,719**	**5,652,190**	**6,626,909**
二零零零年一月一日結存	At 1st January 2000	–	4,457,022	4,457,022
融資現金流入淨額	Net cash inflow from financing	–	1,630,622	1,630,622
匯率變動之影響	Effect of foreign exchange rate changes	–	7,155	7,155
二零零零年十二月三十一日結存	At 31st December 2000	–	6,094,799	6,094,799

(丁) 現金及現金等價物結餘之分析

(d) *Analysis of the balance of cash and cash equivalents*

		2001	2000
現金及在銀行及其他金融機構的結餘	Cash and balances with banks and other financial institutions	**1,065,353**	383,955
通知及短期存款	Money at call and short notice	**2,525,395**	2,800,160
原本期限為三個月以內的國庫債券	Treasury bills with original maturity within three months	**865,392**	1,574,302
原本期限為三個月以內的銀行及其他金融機構存款及結餘	Deposits and balances of banks and other financial institutions with original maturity within three months	**(942,867)**	(759,426)
		3,513,273	3,998,991

卅四、 資本及租約承擔

(甲) 資本承擔

於十二月三十一日在賬目內仍未撥準備之資本承擔如下：

34. CAPITAL AND LEASE COMMITMENTS

(a) Capital commitments

Capital commitments outstanding as at 31st December not provided for in the accounts were as follows:

集團及銀行	Group and Bank	2001	2000
已簽約但未撥準備	Contracted but not provided for	**6,644**	16,269
已批准但未簽約	Authorised but not contracted for	**1,245**	1,865
		7,889	18,134

(乙) 租約承擔

本集團於十二月三十一日的不可取消之經營租約而於未來支付之最低租約付款總額如下：

(b) Lease commitments

At 31st December the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

集團及銀行	Group and Bank	2001	2000
土地及樓房	Land and buildings:		
－一年以內	– Not later than one year	**48,350**	47,837
－一年以後至五年	– Later than one year and not later than five years	**45,463**	74,824
－五年以後	– Later than five years	**–**	846
		93,813	123,507

卅五、 有關連人士之交易

遵照香港會計實務準則第二十號指引所賦予之申報豁免權，本銀行並無就有關連人士之交易作出披露。而本集團乃大新金融集團有限公司(「大新金融」)一全資附屬公司及大新金融已就披露有關連人士之交易並包括在綜合財務報表內。

35. RELATED PARTY TRANSACTIONS

No disclosure of related party transactions is made as the Bank has relied on an exemption provided by SSAP 20. The Group is a wholly-owned subsidiary of Dah Sing Financial Holdings Limited ("DSFH") and DSFH prepares consolidated financial statements which include the disclosure of related party transactions.

卅六、 最終控股公司

本銀行之最終控股公司為香港註冊成立之上市公司 — 大新金融集團有限公司。

36. ULTIMATE HOLDING COMPANY

The ultimate holding company is Dah Sing Financial Holdings Limited, a listed company incorporated in Hong Kong.

卅七、 賬目通過

本賬目已於二零零二年三月四日經董事會通過。

37. APPROVAL OF ACCOUNTS

The accounts were approved by the Board of Directors on 4th March 2002.

(以港幣千元位列示) (Expressed in thousands of Hong Kong dollars)

有關本集團資料披露只列作賬目中附帶資料，並不屬於經審核賬目之一部份。

The following information relates to the Group and is disclosed as part of the accompanying information to the accounts and does not form part of the audited accounts.

一、不履行、逾期及經重組資產 1. NON-PERFORMING, OVERDUE AND RESCHEDULED ASSETS

各項客戶貸款 Advances to customers

(i) 不履行貸款： (i) Non-performing loans:

		2001	**佔總貸款額百分比 % of Total Advances**	2000	佔總貸款額百分比 % of Total Advances
貸款總額	Gross advances	**602,714**	**2.09**	666,535	2.26
已撥出特別準備	Specific provisions made	**(264,116)**		(164,161)	
		338,598		502,374	
持有抵押品市值	Market value of security held	**328,420**		442,714	
懸欠利息	Interest in suspense	**53,123**		63,019	

(ii) 逾期未償還貸款： (ii) Overdue advances:

		2001	**佔總貸款額百分比 % of Total Advances**	2000	佔總貸款額百分比 % of Total Advances
逾期未償還貸款總額	Gross advances overdue for				
三個月以上至六個月	Six months or less but over three months	**177,754**	**0.62**	256,138	0.87
六個月以上至一年	One year or less but over six months	**113,761**	**0.39**	78,746	0.27
一年以上	Over one year	**191,569**	**0.66**	264,913	0.90
		483,084	**1.67**	599,797	2.04
上述貸款之仍累計利息部份	The amount on which interest is still being accrued	**60,536**		106,463	
有擔保逾期貸款所持的抵押品市值	Market value of security held against the secured advances	**308,015**		405,506	
有擔保逾期貸款	Secured overdue advances	**290,424**		402,331	
無擔保逾期貸款	Unsecured overdue advances	**192,660**		197,466	
已撥出特別準備	Specific provisions made	**182,731**		155,858	

一、不履行、逾期及經重組資產（續）

1. NON-PERFORMING, OVERDUE AND RESCHEDULED ASSETS (Continued)

各項客戶貸款（續）

Advances to customers (Continued)

(iii) 逾期未償還貸款與不履行貸款對賬如下：

(iii) Overdue advances are reconciled to non-performing loans as follows:

		2001	2000
貸款逾期超過三個月	Advances which are overdue for more than three months	**483,084**	599,797
加：逾期三個月或以下之不履行貸款	Add: non-performing loans which are overdue for three months or less	**107,822**	8,425
加：未逾期之不履行貸款	Add: non-performing loans which are not yet overdue	**20,442**	61,426
加：經重組貸款減去已列入逾期貸款內之金額	Add: rescheduled advances net of amounts included in overdue advances	**51,902**	103,350
減：逾期超過三個月，但仍在累計利息之貸款	Less: advances which are overdue for more than three months and on which interest is still being accrued	**(60,536)**	(106,463)
不履行貸款	Non-performing loans	**602,714**	666,535

(iv) 經重組貸款（已扣除載於上述註(ii)內逾期超過三個月以上未償還貸款）：

(iv) Rescheduled advances (net of those which have been overdue for over three months and reported in Note (ii) above):

		2001	佔總貸款額百分比 % of Total Advances	2000	佔總貸款額百分比 % of Total Advances
經重組貸款	Rescheduled advances	**268,364**	**0.93**	460,574	1.56
已撥出特別準備	Specific provisions made	**20,349**		25,523	

於二零零零年十二月三十一日及二零零一年十二月三十一日並無貸予銀行及金融機構的貸款或其他資產被分類為不履行、逾期及經重組資產。

There were no advances to banks and financial institutions nor other assets that were classified under non-performing, overdue and rescheduled assets as at 31st December 2001 and 31st December 2000.

二、資本充足及流動資產比率

2. CAPITAL ADEQUACY AND LIQUIDITY RATIOS

		2001	2000
資本充足比率	Capital adequacy ratio	**17.5%**	13.0%
經調整資本充足比率	Adjusted capital adequacy ratio	**17.4%**	12.9%
流動資產比率	Liquidity ratio	**45.0%**	44.4%

資本充足比率乃根據銀行業條例第三附表及香港金融管理局所指定之綜合基準而計算。

The capital adequacy ratio is computed in accordance with the Third Schedule of the Banking Ordinance and on a consolidated basis as specified by the Hong Kong Monetary Authority.

經調整資本充足比率表示本集團於十二月三十一日之綜合比率。本集團內各認可機構之經調整資本充足比率乃根據香港金融管理局所發出「就市場風險維持充足資本」指引計算，是項經調整比率已顧及在十二月三十一日之市場風險 。

The adjusted capital adequacy ratio represents the consolidated ratio of the Group as at 31st December. The adjusted capital adequacy ratio of each authorized institution within the Group is computed in accordance with the Guideline "Maintenance of Adequate Capital Against Market Risks" issued by the Hong Kong Monetary Authority. The adjusted ratio takes into account market risk as at 31st December.

流動資產比率顯示本銀行於財政年度期間十二個月每個曆月的平均流動資產比率的簡單平均數並根據銀行業條例第四附表計算。

The liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio for the twelve months of the financial year for the Bank in accordance with the Fourth Schedule of the Banking Ordinance.

三、扣減後的資本基礎

3. CAPITAL BASE AFTER DEDUCTIONS

扣減後的資本基礎及用作計算上述在十二月三十一日資本充足比率並向香港金融管理局呈報的分析如下：

The capital base after deductions used in the calculation of the above capital adequacy ratios as at 31st December and reported to the Hong Kong Monetary Authority is analysed as follows:

集團	Group	2001	2000
核心資本	Core capital		
繳足股款的普通股股本	Paid up ordinary share capital	**800,000**	800,000
儲備	Reserves	**3,128,159**	2,681,706
核心資本總額	Total core capital	**3,928,159**	3,481,706
附加資本	Supplementary capital		
土地及土地權益價值重估的儲備	Reserve on revaluation of land and interests in land	**229,354**	232,084
持有非用作買賣用途的證券的重估儲備	Reserve on revaluation of holding of securities not held for trading purposes	**(705)**	(23,785)
一般呆賬準備	General provisions for doubtful debts	**264,717**	274,586
有期後償債項	Term subordinated debts	**974,719**	–
可計算的附加資本總額	Total eligible supplementary capital	**1,468,085**	482,885
扣減前的資本基礎總額	Total capital base before deductions	**5,396,244**	3,964,591
資本基礎總額的扣減項目	Deductions from total capital base	**(119,901)**	(122,701)
扣減後的資本基礎總額	Total capital base after deductions	**5,276,343**	3,841,890

四、分項資料

4. SEGMENTAL INFORMATION

（甲）按業務分類：

(a) By class of business:

二零零一	2001	商業銀行 Commercial Banking	個人銀行 Personal Banking	財資及集團業務 Treasury and Corporate	合計 Total
營運收入總額（扣除利息支出）	Total operating income (net of interest expense)	**633,346**	**1,072,867**	**397,848**	**2,104,061**
扣除準備前之營運溢利	Operating profit before provisions	**484,501**	**534,289**	**249,149**	**1,267,939**
扣除準備後之營運溢利	Operating profit after provisions	**405,117**	**221,576**	**236,456**	**863,149**
除稅前溢利	Profit before taxation	**405,117**	**221,576**	**375,077**	**1,001,770**

二零零零	2000	商業銀行 Commercial Banking	個人銀行 Personal Banking	財資及集團業務 Treasury and Corporate	合計 Total
營運收入總額（扣除利息支出）	Total operating income (net of interest expense)	646,874	927,867	354,953	1,929,694
扣除準備前之營運溢利	Operating profit before provisions	483,099	418,094	249,850	1,151,043
扣除準備後之營運溢利	Operating profit after provisions	309,717	277,124	260,924	847,765
除稅前溢利	Profit before taxation	309,717	277,124	272,081	858,922

商業銀行業務包括接受存款、貸款、營運資金融資、貿易融資及應收賬貼現融資，其存款來源及融資客戶主要是工商業及機構性客戶。亦包括機械、汽車及運輸的租購及租賃。

Commercial banking business includes the acceptance of deposits from and the advance of loans and working capital finance to commercial, industrial and institutional customers, and the provision of trade financing and receivable financing. Hire purchase finance and leasing related to equipment, vehicle and transport financing are included.

個人銀行業務包括接受個人客戶存款、住宅樓宇按揭、私人貸款、透支和信用卡服務、保險業務的銷售和投資服務。

Personal banking business includes the acceptance of deposits from individual customers and the extension of residential mortgage lending, personal loans, overdraft and credit card services, the provision of insurance sales and investment services.

財資業務主要包括外匯服務、中央貸存現金管理、利率風險管理、證券投資管理及集團整體之資金運用管理。集團業務為不直屬其他業務部的投資及商業營運。

Treasury activities are mainly the provision of foreign exchange services and centralised cash management for deposit taking and lending, interest rate risk management, management of investment in securities and the overall funding of the Group. Corporate activities are investment and business operations not directly identified under other business divisions.

（乙）按區域分類：

(b) By geographical area:

本集團超過九成之資產組合的業務決定及營運皆在香港，而本集團超過九成之營業收入乃源自香港，故並無區域分佈資料提供。

No geographical reporting is provided as over 90% of the Group's revenue is derived from Hong Kong and over 90% of the Group's assets are originated from business decisions and operations based in Hong Kong.

四、分項資料(續)

4. SEGMENTAL INFORMATION (Continued)

(丙) 客戶貸款總額 — 按行業及貸款用途分類：

(c) Gross advances to customers by industry sector classified according to the usage of the loan are:

		2001	2000
工商金融	Industrial, commercial and financial		
— 物業發展	– Property development	**447,730**	247,580
— 物業投資	– Property investment	**2,366,716**	2,040,681
— 金融企業	– Financial concerns	**363,192**	219,453
— 股票經紀	– Stockbrokers	**12,512**	13,245
— 批發與零售業	– Wholesale and retail trade	**1,168,226**	1,303,074
— 製造業	– Manufacturing	**2,134,177**	2,099,579
— 運輸及運輸設備	– Transport and transport equipment	**2,180,592**	4,669,011
— 其他	– Others	**888,068**	813,579
		9,561,213	11,406,202
個人	Individuals		
— 購買「居者有其屋計劃」、「私人參建居屋計劃」及「租者置其屋計劃」樓宇貸款	– Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**2,464,066**	1,833,809
— 購買其他住宅物業的貸款	– Loans for the purchase of other residential properties	**8,277,027**	8,457,202
— 信用卡貸款	– Credit card advances	**2,758,453**	2,275,706
— 其他	– Others	**3,498,757**	3,049,969
		16,998,303	15,616,686
在香港使用的貸款	Loans for use in Hong Kong	**26,559,516**	27,022,888
貿易融資	Trade finance	**1,879,976**	1,989,595
在香港以外使用的貸款	Loans for use outside Hong Kong	**443,185**	423,734
		28,882,677	29,436,217

(丁) 跨國債權：

(d) Cross-border claims:

二零零一年十二月三十一日 As at 31st December 2001 — **集團 Group**

		銀行及其他金融機構 Banks and other financial institutions	公營機構 Public sector entities	其他 Others	合計 Total
相等於百萬港元	Equivalent in millions of Hong Kong Dollars				
亞太區，不包括香港在內	Asia Pacific excluding Hong Kong	**839**	**–**	**267**	**1,106**
北美及南美	North and South America	**823**	**1,889**	**3,584**	**6,296**
中東及非洲	Middle East and Africa	**1**	**–**	**–**	**1**
歐洲	Europe	**2,576**	**–**	**479**	**3,055**
		4,239	**1,889**	**4,330**	**10,458**

四、分項資料（續） 4. SEGMENTAL INFORMATION (Continued)

（丁）跨國債權：（續） (d) Cross-border claims: (Continued)

二零零零年十二月三十一日 As at 31st December 2000

相等於百萬港元 Equivalent in millions of Hong Kong Dollars	集團 Group 銀行及其他金融機構 Banks and other financial institutions	公營機構 Public sector entities	其他 Others	合計 Total
亞太區，不包括香港在內 Asia Pacific excluding Hong Kong	1,901	–	112	2,013
北美及南美 North and South America	334	1,070	1,668	3,072
歐洲 Europe	1,845	–	402	2,247
	4,080	1,070	2,182	7,332

跨國債權資料是在顧及風險的轉移後，根據交易對手的所在地而披露與外地交易對手最終的風險。一般而言，若交易對手的債權是由在不同國家的另一方擔保，或履行債權是一銀行的海外分行，而其總部是處於不同的國家，才會確認風險，由一國家轉往另一國家。資料的披露只限於佔跨國債權總額百分之十或以上的地區。

The information of cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after takings into account any transfer of risk. In general, transfer of risk from one country to another is recognised if the claims against a counterparty are guaranteed by another party in a different country or if the claims are on an overseas branch of a bank whose head office is located in a different country. Only regions constituting 10% or more of the aggregate cross-border claims are disclosed.

五、風險管理 5. MANAGEMENT OF RISKS

本銀行確認須透過完善的管理架構以有效地管理各類會改變之風險。

The Bank recognises the changing nature of risk and manages it through a well developed management structure.

風險管理專注於三大範圍：信貸風險、市場風險及流動資金風險。信貸風險之產生主要源於信貸組合，其中包括零售和商業借貸，機器和租購融資及財資部和金融機構業務部的大手借貸。

Risk management is focused on the three major areas of risk - credit risk, market risk and liquidity risk. Credit risk occurs mainly in the Bank's credit portfolios comprising Commercial and Retail lendings, Equipment and Hire Purchase financing, and Treasury and Financial Institutions wholesale lendings.

大部份的市場風險是源於財資部。這主要是與本銀行資產負債表內之買賣交易及資產負債表外為對沖買賣交易活動之持倉有關連。

Market risk arises mainly in Treasury and is associated principally with the Bank's on-balance sheet positions in the trading book, and off-balance sheet positions taken to hedge elements of the trading book.

流動資產風險之產生橫跨本銀行之資產負債表。

Liquidity risk arises across the Bank's balance sheet.

五、 風險管理(續)

(甲) 大新銀行風險管理架構

董事會對所有類別的風險管理負上總體的責任。關於風險控制方面，董事會的責任包括：

- 批准總體的策略及政策以確保能在交易及組合層面適當地管理信貸及其他風險；
- 財務和非財務方面的風險管理，透過營運和行政控制，包括審核委員會的操作；業績檢討(比對預測)、營運統計和政策問題作出監控；及
- 對比預算業績檢討和分析主要非財務指標。

行政委員會被委任監察及領導由集團風險部和各功能委員會主導管理及處理的不同類形風險。

5. MANAGEMENT OF RISKS (Continued)

(a) The risk management structure of Dah Sing Bank

The Board of Directors has the broad overall responsibility for the management of all types of risk. The responsibilities of the Board in relation to risk control are:

- the approval of the overall strategy and policies to ensure that credit and other risks are properly managed at both the transaction and portfolio levels;
- the management of risk, both financial and non-financial, conducted through operational and administrative control systems including the operation of the Audit Committee; review of key results (against forecasts), operational statistics and policy issues; and
- financial performance by analysis against approved budgets and analysis of variations in key non-financial measures.

The Executive Committee has been delegated the authority to oversee and guide the management of different risks which are more particularly managed and dealt with by Group Risk and different functional committees.

五、風險管理(續)

(乙) 資產及負債管理委員會

由大新銀行董事會成立的資產及負債管理委員會，被委任有責任地監察和控制資產負債架構性風險的水平，並就資產負債表架構主要元素，向行政委員會或董事會匯報。其中包括，但不局限於市場風險、流動資金風險、資本運用、融資需求及配合。

資產及負債管理委員會最少每星期開會一次，其責任包括：

- 分配集團資產負債表風險予各集團業務和營運部門。
- 集團資產負債表的組合(在董事會核定的策略性限額內)，包括資本、融資及由財資部持有作銀行交易用途的資產比例；及
- 批准為管理銀行資產負債表的財務交易項目。

為識別風險管理對本集團的重要性，資產及負債管理委員會由集團常務董事主持會議。其他與會成員包括執行董事和集團負責不同業務，財務監理和風險管理的高級行政人員。成員的資歷，與及廣博的知識和經驗，確保委員會有權力處理有關集團資產負債表內需要解決的跨業務問題。

5. MANAGEMENT OF RISKS (Continued)

(b) The Asset and Liability Management Committee ("ALCO")

The ALCO established by Dah Sing Bank Board is charged with the responsibility of monitoring and controlling the level of structural balance sheet risk of the Bank and managing and reporting to the Executive Committee or the Board on key elements in the balance sheet structure. This covers but is not limited to market risk, liquidity risk, capital utilization, funding requirements and liquidity.

ALCO meets at least weekly and has responsibility for:

- the allocation of Bank balance sheet risk between individual businesses and operating divisions;
- the structure of the Bank balance sheet (within any nature of strategy limits approved by the Board). This includes capital, funding and the proportion of assets held by Treasury for banking and trading purposes; and
- the approval of transactions for managing the balance sheet and financial performance of the Bank.

In recognition of the importance of risk management, ALCO is chaired by the Bank's Managing Director. Other members of ALCO include executive directors and senior executives of the Group responsible for different businesses, financial control and risk management. The seniority of the members of ALCO coupled with their broad base of knowledge and experience ensures that it has the authority to deal with any cross functional issues that require resolution in relation to Bank balance sheet issues.

五、 風險管理(續)

(丙) 集團風險部

集團的獨立風險部負責確保本集團整體上的政策訂定和權責。集團風險部監察並透過行政委員會向董事會匯報集團風險狀況，制定財務風險和資料完善的標準，及確保在策劃和訂價的過程中，充份考慮財務方面的風險。集團風險部審閱和核定所有本集團銀行系的信貸風險，包括對新市場，經濟行業，組織，信貸產品和令本集團產生信貸與相關風險的財務工具的核定。在決定信貸策略時，集團風險部會考慮香港金融管理局制定的指引、業務方向及經風險調整的業務表現。集團風險部亦列席集團營運部門和業務的信貸或風險委員會。

本銀行風險管理的專業知識持續提升其借貸組合的總體質素，並促使本銀行能應付改變中的監管要求和有信心地掌握與授信相關的風險和回報。

在集團風險部董事引導下，本銀行持續發展其風險管理能力並增加專注風險策略對風險和報酬與及資本回報的影響。本銀行在面對日常業務管理不同形式的風險時會採用一系列的風險管理和分析工具。此等工具亦持續地在被改良和提升以配合不斷改變的業務需要和監管機構的要求。

(丁) 業務部門信貸委員會

大新銀行各營運部門均擁有其信貸或風險委員會，該等委員會負責核定和推薦其業務範圍內的政策，限額和風險控制的權責。這體制反映本銀行在集團風險部統籌下把風險管理的責任融入各項業務之管理運作中。故此，各業務之信貸風險功能均向其支援的業務及集團風險部匯報。

5. MANAGEMENT OF RISKS (Continued)

(c) Group risk

The independent Group Risk function is responsible for ensuring that policies and mandates are established for the Group as a whole. Group Risk monitors and reports Group risk positions to the Board via the Executive Committee, sets standards for financial risks and data integrity and ensures that the financial risks are fully considered in the planning and pricing process. Group Risk reviews and approves all credit exposure policies for the Bank including the approval of exposures to new markets, economic sectors, organisations, credit products and financial instruments which expose the Group to credit and related risks. In determining credit policies, Group Risk takes into account the guidelines established by the Hong Kong Monetary Authority and business direction, and risk adjusted performance of each business. Group Risk is also represented on the lending or risk committees of the Bank's operating divisions and businesses.

The Bank's risk management expertise continues to advance the overall quality of the Bank's lending portfolios, and enables the Bank to meet the changing regulatory requirements and enter into credit exposures with the confidence that it understands the associated risks and rewards.

The Bank is continuing to evolve its risk management capabilities under the aegis of the Group Risk Director, increasing the focus of its risk strategy on risk and reward and returns on capital. The Bank uses a range of risk measurement and analytical tools in its management of the various risks which it faces in its day-to-day businesses and these are continually being enhanced and upgraded to reflect the ever-changing business needs and the requirements of the regulators.

(d) Business division credit committees

Each of the operating Divisions of Dah Sing Bank has its own credit or risk committee responsible for approving and recommending policies, limits and mandates for risk control within their respective business areas. This is consistent with the Bank's approach of devolving responsibility for risk management to the individual business areas under the aegis of the Group Risk function. As such, each business credit risk function reports to both Group Risk and the business area which it supports.

五、 風險管理(續)

(戊) 信貸風險

本銀行重點管理因借貸客戶或交易對方未能履行對本銀行清還債務與借貸、庫務及衍生工具活動有關而產生的信貸風險。本銀行各業務部門均設有風險或信貸委員會。成員包括銀行系附屬公司執行董事，連同個別業務高級經理及集團風險部。此等委員會，在集團風險部的支持下負責推介，明確地設立及修訂信貸政策及程序，並被委派監察推行信貸政策的責任。本銀行所有營運部門之信貸政策除規定授予信貸的準則及指引、信貸批核、複閱及監察過程外，亦包括貸款分級、信貸評分及撥備制度，此等信貸政策須持續地複閱以配合蛻變中的營商環境。

本銀行基於業務、財務、市場、行業及抵押資料，評估不同類型的客戶及交易對方的信貸風險值，並根據信貸批核及複閱政策而審慎地管理所有類型的信貸風險。不同的管理階層會基於已制定的指引而批核各種信貸產品、客戶或交易對手及信貸額。管理層、信貸委員會及集團風險部會定期監察及控制信貸風險、信貸限額及資產質素。本集團內部稽核師會作定期稽核及檢查以確保信貸政策及程序得以遵從。

個別的信貸政策亦確定新產品及活動的審批政策及程序，亦兼顧信貸等級，評分、程序和撥備政策等細節事宜。

為避免風險的集中，對個別客戶或其有關集團之大額風險均被規限於資本基礎的某個百分比。對各行業的貸款亦規管於批准限額內以求組合達致平衡。

5. MANAGEMENT OF RISKS (Continued)

(e) Credit risk

The Bank attaches high priority to the management of credit risk which arises from the possibility that borrowing customers or counterparties may default on their payment obligations associated with lending, treasury and derivative activities undertaken by the Bank. The Group's business Divisions each has a risk or credit committee comprising executive directors of the banking subsidiaries along with other senior managers of the respective business and Group Risk. These committees have the responsibility for recommending, formulating and revising credit policy and procedures under the aegis of Group Risk, as well as the delegated responsibility for overseeing implementation of credit policies. The credit policies of all of the Bank's operating Divisions, which define credit extension criteria, guidelines, credit approval, review and monitoring processes as well as the system for loan classification, credit scoring and provisioning, are the subject of continuous review to reflect the changing business environment of the markets in which the Bank operates.

The Bank manages all types of credit risk on a prudent basis, in accordance with the credit approval and review policies, by evaluating the credit worthiness of different types of customers and counterparties based on assessment of business, financial, market, industry sector and collateral information applicable to the types of loans and counterparty dealings. Credits, where approved, are extended within the limits set out in the credit policies, for each product, customer or counterparty and are approved by different levels of management based upon an established authority guide contained within the credit policy and delegated by the Board of Director. Actual credit exposures, limits and asset quality are regularly monitored and controlled by management, the credit committees and Group Risk. The Group's internal auditors conduct regular reviews and audits to ensure compliance with credit policies and procedures.

The individual credit polices also establish policies and processes for approval and review of new products and activities, together with details of the facility grading, or credit scoring, processes and provisioning polices.

To avoid concentration of risk, large exposures to individual customers or related groups are limited to a percentage of the capital base, and advances to industry sectors are managed within approved limits to achieve a balanced portfolio.

五、 風險管理(續)

5. MANAGEMENT OF RISKS (Continued)

(戊) 信貸風險(續)

(e) Credit risk (Continued)

在適當的時候,為減低信貸風險,大新銀行會收取抵押品作為信貸額的擔保。認可抵押品之類別及其特性,和各類貸款息差皆確定於信貸政策內。

In order to mitigate the credit risk and, where appropriate, the Bank will obtain collateral which is secured against the credit facility. The acceptable types of collateral and their characteristics are established within the credit policies, as are the respective margins of finance.

所有信貸,無論有否收取抵押品,皆取決於客戶的現金流量情況及其還款能力。

Irrespective of whether collateral is taken, all credit decisions are based upon the customer's cashflow position and ability to repay.

(己) 流動資金風險

(f) Liquidity risk

本集團審慎地管理流動資產以確保流動資金比率於全年度均能保持高於法定最低要求的流動資產比率。一如上述披露的資本充足及流動資產比率,實質平均流動資產比率遠高於銀行業條例最低要求的百分之二十五。

The Group manages its liquidity on a prudent basis to ensure that a sufficiently high liquidity ratio relative to the statutory minimum is maintained throughout the year. As disclosed in the capital adequacy and liquidity ratios shown above, the average liquidity ratio of the Bank for the year was well above the 25% minimum ratio set by the Banking Ordinance.

本銀行的資產及負債管理委員會定期檢討貸款和存款的組合與其改變、融資需求及預測、到期錯配狀況及對流動資金比率作出持續的監管。本銀行亦對流動資金定下適當的限額及持有充足的流動資產以確保能應付所有短期資金需求。

The Bank's ALCO regularly reviews the Bank's current loan and deposit mix and changes, funding requirements and projections, and maturity mismatch with the ongoing monitoring of the liquidity ratio. Appropriate liquidity limits are set and sufficient liquid assets are held to ensure that the Bank can meet all short-term funding requirements.

本銀行的資金主要包括客戶存款及已發行的存款證。存款證的發行有助延長融資的年期及減少到期錯配,在少數情況下,亦會選用短期銀行同業存款。本銀行是銀行同業市場的淨放款人。

The Bank's funding comprises mainly deposits of customers and certificates of deposit issued. The issuance of certificates of deposit helps lengthen the funding maturity and reduce the maturity mismatch. Short-term interbank deposits are taken on a limited basis and the Bank is a net lender to the interbank market.

(庚) 利率風險

(g) Interest rate risk

本銀行承擔的利率風險,主要是源於以浮動利率存款來融資定息貸款。當利率上升時,定息貸款所賺取的利息收入將不會增加,而影響了利率差距及淨利息收入。資產及負債管理委員會會因應市場及利率的形勢而應用資產負債表外的利率套戥工具對沖本銀行部份的定息貸款,從而減低利率風險。

The Bank's interest rate risk mainly arises from the funding of fixed-rate loans by floating rate deposits. When interest rates rise, the interest spread and net interest income will be affected as interest income generated by the existing fixed-rate loans will not increase. The Bank's interest rate risk is mitigated in part by the use of off-balance sheet interest rate hedging instruments to hedge a portion of the Bank's fixed-rate loans as determined by ALCO based on consideration of market and interest rate conditions.

五、風險管理(續)

(申) 外匯風險

本銀行承擔的外匯風險十分有限，因為由客戶交易引致的外匯持倉及外匯結存，通常會與其他的客戶交易或市場交易互相抵銷。淨風險持倉，無論是個別貨幣或總體而言，每日皆由本集團銀行系外匯及財資部控制在已制定的外匯限額內。

若用長期外幣資金融資港元資產，通常會透過貨幣掉期或遠期外匯合約對沖而減低外匯風險。

以下為本集團截至十二月三十一日所持有外匯淨盤總額的百分之十或以上的貨幣：

5. MANAGEMENT OF RISKS (Continued)

(h) Foreign exchange risk

The Bank has very limited foreign exchange exposure as foreign exchange positions and foreign currency balances arising from customer transactions are normally offset against other customer transactions or transactions with the market. The net exposure positions, both by individual currency and in aggregate, are managed by the Treasury of the Bank on a daily basis within established foreign exchange limits.

Long-term foreign currency funding, to the extent that this is used to fund Hong Kong dollar assets, is normally hedged using currency swaps or forward exchange agreements to reduce the foreign exchange risk.

The following is the Group's net foreign exchange position in individual currency that constitutes 10% or more of the total net position in all foreign currencies as at 31st December:

		2001		2000	
相等於百萬港元	Equivalent in millions of Hong Kong Dollars	**美元 US$**	**日元 Yen**	美元 US$	日元 Yen
現貨資產	Spot assets	**20,457**	**2,555**	21,330	1,103
現貨負債	Spot liabilities	**(20,295)**	**(2,570)**	(21,250)	(1,125)
遠期買入	Forward purchases	**20,832**	**3,888**	24,667	1,409
遠期賣出	Forward sales	**(19,047)**	**(3,903)**	(24,123)	(1,388)
長/(短)盤淨額	Net long / (short) position	**1,947**	**(30)**	624	(1)

五、 風險管理(續)

(壬) 市場風險

市場風險乃指由市場上利率及價格變化而引致對資產、負債及資產負債表外持倉之虧損風險。本銀行之市場風險一般只涉及作買賣交易而在外匯、債務證券、權益性證券及衍生工具之持倉。大部份資產負債表外之衍生工具持倉源於為客戶外匯交易而作出之買賣及對其他買賣交易項目作對沖。

各類交易之市場風險均在本集團銀行系內資產及負債管理委員會及財資風險委員會所制定之風險限額及指引內處理。風險均按照本金額或名義金額、未結算之結餘及止蝕限額予以量度及監察。所有市場風險交易持倉皆需要每日按市值入賬,並受外匯及財資部監察與管理。監察、檢查及確認交易均由另一和財資買賣部獨立的財資風險管理及控制部門處理;本集團之稽核處則會進行定期檢查及以抽查方式查核,以確保財資部和有關負責部門遵從市場風險限額與指引。所有不符合核准限額之情況均須經適當管理層或資產及負債管理委員會審查及批准。

5. MANAGEMENT OF RISKS (Continued)

(i) Market risk

Market risk is the risk of losses in assets, liabilities and off-balance sheet positions arising from movements in market rates and prices. Generally, the Bank's market risk is associated with its positions in foreign exchange, debt securities, equity securities and derivatives in the trading book. Most off-balance sheet derivative positions arise from the execution of customer-related foreign exchange orders and positions taken to hedge other elements of the trading book.

Market risk exposure for different types of transactions is managed within risk limits and guidelines approved by ALCO and the Treasury Risk Committee. Exposures are measured and monitored on the basis of principal or notional amount, outstanding balances and stop-loss limits. All market risk trading positions are subject to daily mark-to-market valuation, monitored and managed by Treasury. Independent monitoring, checking and trade confirmation are undertaken by a separate Treasury Risk Management and Control department independent of Treasury Dealing whilst the Group's Internal Audit performs regular review and testing to ensure compliance with the market risk limits and guidelines by Treasury and other relevant units. All exceptions to approved limits have to be reviewed and approved by the appropriate level of Management or ALCO.

五、 風險管理(續)

5. MANAGEMENT OF RISKS (Continued)

(壬) 市場風險(續)

(i) Market risk (Continued)

本集團在二零零一年內，從市場風險相關的庫務活動賺取的收益平均每日達277,000 港元(2000：246,000 港元)，其標準差是2,108,000港元(2000：835,000港元)。主要交易活動的每日平均收益及標準差分析如下：

The average daily revenue earned from the Group's market risk related treasury activities in 2001 was HK$277,000 (2000: HK$246,000) and the standard deviation for such daily revenue is HK$2,108,000 (2000: HK$835,000). The following are the average daily revenue and the standard deviation for daily revenue analysed by principal dealing activities:

		每日平均收益 Average daily revenue		標準差 Standard deviation	
		2001	2000	**2001**	2000
外匯交易	Foreign exchange dealing	**119**	138	**208**	189
利率交易	Interest rate dealing	**162**	108	**2,111**	784

下圖是與市場風險有關的每日收入分佈情況：

The following histograms show the frequency of daily revenues related to market-risk activities:



2001
日數
Number of days
90
80
70
60
50
40
30
20
10
22
10
4
6
8
17
12
12
24
32
36
26
19
16
10
7
6
1
6
24
-2.0 and lesser
負二百萬港元及以下
-1.5
-1.0
-0.5
0
0.5
1.0
1.5
2.0
2.5 and above
二百五十萬港元及以上
收入（百萬港元） Revenue (HK$ million)
2000
日數
Number of days
2
2
5
6
16
61
87
64
31
7
7
3
7
-2.0 and lesser
負二百萬港元及以下
-1.5
-1.0
-0.5
0
0.5
1.0
1.5
2.0
2.5 and above
二百五十萬港元及以上
收入（百萬港元） Revenue (HK$ million)

本年度內，最高單日收益為14,705,000港元(2000：8,006,000港元)，最大單日虧損為7,248,000港元(2000：1,945,000 港元)。

During the year, the highest daily gain was HK$14,705,000 (2000: HK$8,006,000) and the maximum daily loss was HK$7,248,000 (2000: HK$1,945,000).

(癸) 稽核處的角色

(j) The role of Internal Audit

本集團之稽核處是一獨立、客觀及顧問性質的部門，集中於改進和維持本集團業務及後勤部門良好的內部控制。該處直接向一獨立非執行董事所主持的審核委員會匯報。稽核處處理各類不同形式的內部控制活動，例如遵從性審計、操作和系統覆查以確定本集團控制系統的完整性、效率和有效性。

The Group's Internal Audit Division is an independent, objective assurance and consulting unit which is designed to focus on enhancing and sustaining sound internal control in all business and operational units of the Group. The Division directly reports to the Audit Committee which is chaired by an Independent Non-Executive Director. The Division conducts a wide variety of internal control activities such as compliance audits and operations and systems reviews to ensure the integrity, efficiency and effectiveness of the systems of control of the Group.

核數師報告書

Auditors' Report

致大新銀行有限公司
(於香港註冊成立之有限公司)
全體股東

本核數師已完成審核第107頁至第154頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

香港公司條例規定董事須編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並向股東報告。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合 貴公司與 貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示 貴公司與 貴集團於二零零一年十二月三十一日結算時之財務狀況，及 貴集團截至該日止年度之溢利與現金流量，並按照香港公司條例妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港 二零零二年三月四日

AUDITORS' REPORT TO THE SHAREHOLDERS OF DAH SING BANK, LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 107 to 154 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Bank's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the Bank and the Group as at 31st December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 4th March 2002

茲通告大新金融集團有限公司謹訂於二零零二年四月二十三日(星期二)上午十一時正假座香港告士打道一零八號大新金融中心三十六樓舉行第十五屆股東週年大會，以便討論下列事項：－

普通事項：

一、 省覽截至二零零一年十二月三十一日止財政年度之經審核賬目及董事會與核數師報告。

二、 宣派末期股息。

三、 膺選董事七位。

四、 釐定截至二零零一年十二月三十一日止年度之董事袍金。

五、 聘任羅兵咸永道會計師事務所為核數師及授權董事會釐定其酬金。

特別事項：

考慮並酌情通過下列決議案為本公司之普通決議案：

六、 「**動議**：－

(一) 在下文所述限制及依據香港公司法例第五十七(乙)條規定下，批准以一般性及無條件方式授權本公司董事會在有關期間(定義見下文)內配發、發行及處理本公司新增股份，並在需要行使該等權力時作出及發出售股建議、協訂及優先認股權；

(二) 上文(一)節之批准可授權本公司董事會在有關期間內或以後作出或授予行使該等售股建議、協訂及優先認股權之權力；

(三) 依據上文(一)節批准予本公司董事權力配發、發行及處理或同意有條件或無條件配發、發行及處理之股本面值總額(不論是否依據優先認股權而配發者)，須不得超過本公司在此決議案通過當日計已發行股本面值總值之百分之二十，但配售新股(定義見下述)或在現時已特定的情況下則例外；及

Notice is hereby given that the Fifteenth Annual General Meeting of Dah Sing Financial Holdings Limited will be held at 36th Floor, Dah Sing Financial Centre, 108 Gloucester Road, Hong Kong on Tuesday, 23rd April 2002 at 11:00 a.m. for the following purposes: –

As ordinary business:

1. To receive and consider the audited financial statements together with the Reports of the Directors and Auditors for the year ended 31st December 2001.

2. To declare a final dividend.

3. To elect seven Directors.

4. To fix the fees of the Directors for the year ended 31st December 2001.

5. To appoint PricewaterhouseCoopers as auditors and to authorise the Directors to fix their remuneration.

As special business:

To consider and, if thought fit, pass the following resolutions as ordinary resolutions:

6. "THAT: –

(a) subject to the following provisions of this resolution and pursuant to section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options, which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined) or pursuant to any existing specific authority shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution and the said approval shall be limited accordingly; and

（四） 就本決議案而言：

『有關期間』乃指本決議案通過日至下述三者中最早日期止之期間：—

（甲） 本公司下屆股東週年大會結束時；

（乙） 依照公司條例規定本公司下屆股東週年大會須予召開期限屆滿日；及

（丙） 本決議案准許之授權經由股東大會通過普通決議案撤銷或修訂日；及

『配售新股』則指本公司董事會在既定的期間內某指定記錄日中，按股東名冊上各股東所佔之股份比例配售新股的建議。（惟本公司董事可就任何認可監管機構或香港以外地區證券交易所之規定、限制或法律承擔義務，按情況需要或權宜各方利害而罷卻某些股東在零碎股份上的權益或作其他適當安排。）」

七、 「**動議**：—

（一） 在本決議案（二）節之限制下，董事會可於有關期間（定義見下文）在香港聯合交易所有限公司（「聯交所」）或本公司證券上市所在而證券及期貨事務監察委員會與聯交所就此認可之其他證券交易所內，行使本決議案授權一般性無條件購回本公司股本中之股份，惟須遵守及按照所有適用法律與聯交所證券上市規則及其他有關證券交易所當時之規定（按經修訂者）；

(d) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

7. "**THAT**:–

(a) subject to paragraph (b) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company ("Shares") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other applicable stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

（二）本公司依據本決議案（一）節之批准可購回本公司證券總額不得超過本決議案通過日期已發行股份的百分之十，故本決議案（一）節所述之授權須受相應限制；及

（三）就本決議案而言：

『有關期間』乃指本決議案通過日至下述三者中最早日期止之期間：—

（甲）本公司下屆股東週年大會結束時；

（乙）依照公司條例規定本公司下屆股東週年大會須予召開期限屆滿日；及

（丙）本決議案准許之授權經由股東大會通過普通決議案撤銷或修訂日。」

八、「**動議**在本週年大會通告所載之第六及第七項決議案正式通過之條件下，擴大本公司董事會根據本週年大會通告所載之第六項決議案獲授行使本公司權力以配發、發行及處理新增股份之一般授權限額，在本公司董事會依據該項一般性授權可配發、發行及處理或同意有條件或無條件配發、發行及處理之股本總面值上，加以相等於本公司依據本週年大會通告所載第七項決議案授予之權力購回本公司股本之總面值數額，惟此數額不得超過本公司在本決議案通過日期之已發行股本總面值百分之十。」

承董事會命
公司秘書 **蘇海倫** 謹啟

香港 二零零二年三月五日

(b) the aggregate nominal amount of the securities of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) of this resolution shall not exceed 10 per cent of the Shares of the Company in issue as at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

8. "**THAT** conditional upon resolutions numbered 6 and 7 set out in this notice of annual general meeting being duly passed, the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company pursuant to resolution numbered 6 set out in this notice of annual general meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution numbered 7 set out in this notice of annual general meeting, provided that such an amount shall not exceed 10 per cent of the aggregate nominal value of the issued share capital of the Company as at the date of the passing of this resolution."

By Order of the Board
H L Soo
Company Secretary

Hong Kong, 5th March 2002

附註：

(甲) 凡有資格出席股東週年大會及投票之股東，均有權委派一名或(就指定情況下而言)多名代表出席及投票。該代表毋須為本公司之股東。

(乙) 大會代表委任書刊於本年報底頁以供使用。

(丙) 委派代表之授權書或其他授權文件(指如有該等文件而言)，必須於股東週年大會或其續會指定召開時間四十八小時前填妥並交回香港告士打道一零八號大新金融中心三十六樓本公司註冊辦事處，方為有效。

(丁) 股東填交代表委任書後，屆時仍可親自出席並於會上投票。倘若股東出席會議，其代表委任書將被撤銷。

(戊) 本年度之股東週年大會通告已於二零零二年三月六日(星期三)隨本公司全年業績公佈於南華早報及香港經濟日報上刊登。

Notes:

(a) A member entitled to attend and vote at the Meeting is entitled to appoint one or, under particular case, more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

(b) A form of proxy for use at the Meeting is printed on the last page of this Annual Report.

(c) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed must be lodged at the registered office of the Company, 36th Floor, Dah Sing Financial Centre, 108 Gloucester Road, Hong Kong not less than 48 hours before the time appointed for the holding of the Meeting (or the adjourned meeting as the case may be).

(d) Completion and return of the form of proxy will not preclude a member from attending and voting in person at the Meeting, if he so wishes. If such member attends the Meeting, his form of proxy will be deemed to have been revoked.

(e) Notice of the Annual General Meeting was made to the public together with the Company's final results announcement published in South China Morning Post and Hong Kong Economic Times on Wednesday, 6th March 2002.



大新金融集團有限公司
Dah Sing Financial Holdings Limited

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING 2002

I/We ____

of ____

being the registered holder of ______________________________ shares of HK$2.00 each in the share capital of Dah Sing Financial Holdings Limited hereby appoint* the Chairman of the Meeting, or ____

of ____

as my/our proxy to vote for me/us and on my/our behalf at the Fifteenth Annual General Meeting of the Company to be held at 36th Floor, Dah Sing Financial Centre, 108 Gloucester Road, Hong Kong on Tuesday, 23rd April 2002 at 11:00 a.m. and at any adjournment thereof.

I/We wish this proxy to be used in connection with the undermentioned resolutions in the manner set out below.

Dated: ______________________ Signature: ______________________

Please indicate with a "✓" in the spaces below how you wish the proxy to vote. Unless so instructed, the proxy will at his discretion vote as he thinks fit or abstain from voting.

	RESOLUTIONS	FOR	AGAINST
1.	To adopt the reports and accounts for 2001		
2.	To declare a final dividend		
3.	To elect seven Directors		
	(a) To elect Ronald Carstairs as a Director		
	(b) To elect Peter G. Birch as a Director		
	(c) To elect Ian Harley as a Director		
	(d) To elect Masaharu Ikuta as a Director		
	(e) To elect Gary Pak-Ling Wang as a Director		
	(f) To elect Tai-Lun Sun (Dennis Sun) as a Director		
	(g) To elect Mahito Kageyama as a Director		
4.	To fix the fees payable to Directors for 2001		
5.	To appoint PricewaterhouseCoopers as auditors and to authorise the Directors to fix their remuneration		
6.	To approve a general mandate to issue shares		
7.	To approve a general mandate to repurchase shares		
8.	To extend the general mandate to issue shares by adding repurchased shares thereto		

Notes:

(a) A member entitled to attend and vote at the Meeting is entitled to appoint one or, under particular case, more proxies to attend and vote on his behalf. A proxy need not also be a member of the Company.

(b) In the case of a corporation, this form of proxy must be executed either under its common seal or under the hand of some officer or attorney duly authorised in that behalf.



(c) The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed must be lodged at the Registered Office of the Company, 36th Floor, Dah Sing Financial Centre, 108 Gloucester Road, Hong Kong not less than 48 hours before the time appointed for the holding of the Meeting.

(d) Completion and delivery of this form of proxy will not preclude you from attending and voting at the Annual General Meeting if you so wish.

* *Delete as appropriate*



大新金融集團有限公司
Dah Sing Financial Holdings Limited

二零零二年股東週年大會投票委任書

本人(等)/公司 ______________________________

地址為 ______________________________

乃大新金融集團有限公司股本中每股面值二港元之股份 ______________ 股之註冊持有人，

茲委託＊週年大會主席先生或 ______________________________

地址為 ______________________________

代表本人(等)/公司在該公司於二零零二年四月二十三日(星期二)上午十一時正假座香港告士打道一零八號大新金融中心三十六樓召開之第十五屆股東週年大會及任何有關之延期召開會議中投票。

本人(等)/公司意欲此投票委任書用於下述議案，並依照下列方式投票。

日期：______________________　　　簽署：______________________

請於下列適當之空格內填上「✓」代號，以表示　台端意欲代表人應如何投票。倘無此項指示，代表人則可隨意願投票或放棄投票。

議案		贊成	反對
一、	接納二零零一年度之報告書及賬目		
二、	宣派末期股息		
三、	選舉董事七位		
	(甲)　選舉賈世德連任董事		
	(乙)　選舉Peter G. Birch連任董事		
	(丙)　選舉Ian Harley連任董事		
	(丁)　選舉生田正治連任董事		
	(戊)　選舉王伯凌連任董事		
	(己)　選舉孫大倫連任董事		
	(庚)　選舉蔭山真人連任董事		
四、	釐定二零零一年度之董事袍金		
五、	續聘任羅兵咸永道會計師事務所為核數師並授權董事會釐定其酬金		
六、	通過一般性授權發行股份		
七、	通過一般性授權購回股份		
八、	通過擴大一般性授權發行股份以包括就通過第七項決議案之購回股份總額		

附註：

(甲) 凡有權出席大會並於會上投票之股東均可委派一名或(就指定情況下而言)多名代表代其出席及投票。受委派代表毋須為本公司股東。

(乙) 若股東為有限公司，則此投票委任書必須加蓋公司水印及簽署或由有效授權人簽署。

(丙) 委派代表之授權書或其他授權文件(指如有該等文件而言)，必須於股東週年大會指定召開時間四十八小時前填妥及交回香港告士打道一零八號大新金融中心三十六樓本公司註冊辦事處，方為有效。

(丁) 填交代表委任書後，股東仍可出席並於會上投票。

*　　*請刪除不適用者*



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